As filed with the Securities and Exchange Commission on March 15, 2012

Registration No. 333-177904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Spirit Finance Corporation

(Exact Name of Registrant as Specified in Its Governing Instruments)

14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254

(480) 606-0820

(Address, Including Zip Code and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Thomas H. Nolan, Jr., Chairman of the Board of Directors and Chief Executive Officer

Peter M. Mavoides, President and Chief Operating Officer

Spirit Finance Corporation 14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254

(480) 606-0820

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edward Sonnenschein, Esq. Julian T.H. Kleindorfer, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Craig E. Chapman, Esq. James O’Connor, Esq. Bartholomew A. Sheehan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2012

            Shares

Spirit Finance Corporation

Common Stock

Spirit Finance Corporation is a self-administered and self-managed real estate company. We invest in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service and distribution industries.

We are selling             shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We currently expect the initial public offering price of our common stock to be between $         and $        per share.

We have applied to have our common stock listed on the New York Stock Exchange under the symbol “     .”

As described herein, concurrently with the completion of this offering, we will issue additional shares of our common stock to certain of our existing lenders in exchange for the extinguishment of $330 million of our outstanding term loan debt. We will use a portion of the net proceeds from this offering to repay an additional $399 million of our outstanding term loan debt.

We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2003. To assist us in complying with certain federal income tax requirements applicable to REITs, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including an ownership limit of 9.8% of our outstanding common stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $         PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before Expenses, to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters an option to purchase up to             additional shares of our common stock from us, at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on                     , 2012.

Morgan Stanley
Macquarie Capital
UBS Investment Bank
Deutsche Bank Securities
RBC Capital Markets

                    , 2012

Through and including                 , 2012 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus, or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary,” “Market Opportunity” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. We have paid RCG a fee of $45,000 for that market study. Such information is included in this prospectus in reliance on RCG’s

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authority as an expert on such matters. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

Certain Terms Used in This Prospectus

Unless the context suggests otherwise, references in this prospectus to “we,” “our,” “us” and “our company” are to Spirit Finance Corporation, a Maryland corporation, together with its consolidated subsidiaries, including Spirit Realty Finance, L.P., which we refer to as our operating partnership.

In this prospectus, we refer to our lessees as “tenants” and our mortgage and equipment loan obligors as “borrowers.”

As used in this prospectus, “annual rent” equals rental revenue for the quarter ended December 31, 2011 multiplied by four.

The term “original gross investment” means our (and for periods prior to our July 31, 2007 privatization, our predecessor’s) initial purchase price for investments, without giving effect to any adjustment to the book basis of our investments arising from our privatization or accumulated depreciation.

As used in this prospectus, the “occupancy” of our owned properties is calculated by dividing (1) the total number of our owned properties minus the number of our owned properties that are vacant and from which we are not receiving any rental payment, by (2) the total number of our owned properties.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as the financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus assumes (1) that the underwriters’ over-allotment option is not exercised, (2) that the common stock to be sold in this offering is sold at $          per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and (3) the issuance of              shares of our common stock to certain lenders in exchange for the extinguishment of $330 million of our outstanding term loan debt. The actual number of shares of our common stock issued to certain of our lenders will vary as described herein. See “Pricing Sensitivity Analysis.”

Spirit Finance Corporation

Overview

We invest in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service and distribution industries. Single-tenant, operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where our tenants conduct retail, service or distribution activities that are essential to the generation of their sales and profits. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. In support of our primary business of owning and leasing real estate, we have also strategically originated or acquired long-term, commercial mortgage and equipment loans.

We generate our revenue primarily by leasing our properties to our tenants. As of December 31, 2011, our undepreciated gross investment in real estate and loans totaled approximately $3.6 billion, representing investment in 1,153 properties, including properties securing our mortgage loans. Of this amount, 98.2% consisted of our gross investment in real estate, representing ownership of 1,064 properties, and the remaining 1.8% consisted of commercial mortgage and equipment loans receivable secured by 89 properties or related assets. As of December 31, 2011, our owned properties were approximately 98.4% occupied (based on number of properties), and our leases had a weighted-average non-cancelable remaining lease term (based on annual rent) of approximately 11.8 years. Our leases are generally long-term, with non-cancelable initial terms typically of 15 to 20 years and tenant renewal options for additional terms. As of December 31, 2011, approximately 96% of our leases (based on annual rent) provided for increases in future annual base rent.

Our portfolio of 1,064 owned properties was leased to approximately 165 tenants as of December 31, 2011. Of our approximately 165 tenants, no tenant, other than Shopko Stores Operating Co., LLC, or Shopko, contributed more than 7% of our annual rent. Our tenants operate in 18 different industries, including: general, specialty and discount retail; restaurants; movie theaters; automotive dealers; educational and recreational facilities; and supermarkets. Our properties are geographically diversified across 46 states, with only 4 states contributing more than 5.0% of our annual rent.

The diversity of our portfolio has contributed to its stable occupancy. As of December 31, 2011, 2010, 2009, 2008 and 2007, our occupancy rate (based on number of properties) was 98.4%, 96.3%, 99.4%, 99.0% and 100%, respectively. We believe that the occupancy of our portfolio, particularly during the economic downturn of 2008 through 2010, reflects its strength. As illustrated in the chart below, since inception in 2003 our occupancy has never been below 96.1% (based on number of properties).

As of December 31, 2011, one of our tenants, Shopko, contributed approximately 26.7% of our annual rent, with 112 properties leased pursuant to a master lease with an initial term that expires in June 2026 and two properties leased under individual leases. In February 2012, Shopko and Pamida Stores Operating Co., LLC, or Pamida, another one of our general merchandising tenants, completed a merger. The combined company would have contributed approximately 30.4% of our annual rent as of December 31, 2011. Based on financial information supplied to us by Shopko, the 112 properties that we lease to Shopko pursuant to a master lease had a property-level rent coverage ratio well in excess of our target underwriting standard of 2.0x for the fiscal year ended January 29, 2011. For a discussion of how we calculate property-level rent coverage, see “Business and Properties—Risk Management—Tenant Financial Distress Risk—Early Lease Termination Risk—Measurement.” Additionally, at the corporate level, Specialty Retail Shops Holding Corp., the guarantor of the Shopko leases, had corporate-level EBITDAR of $154.4 million for the fiscal year ended January 29, 2011 and a ratio of corporate-level EBITDAR to net interest and rent expense of 1.57x for that period. EBITDAR represents net income before net interest expense, depreciation and amortization, income tax expense (benefit) and rent. Shopko’s operating performance has improved in recent years in a very competitive environment, and its “shadow rating,” as generated by a product licensed by us from Moody’s Analytics, Inc., or Moody’s Analytics, exceeds the targeted average for our portfolio. See “Business and Properties—Our Real Estate Investment Portfolio—Investment Diversification—Diversification by Tenant” for a reconciliation of Specialty Retail Shops Holding Corp.’s corporate-level EBITDAR to its net income.

As we look to selectively grow our portfolio, we will seek to leverage the experience of our senior management team and our existing underwriting, leasing, asset management and reporting infrastructure. We believe the acquisition of additional operationally essential retail, service and distribution properties, coupled with our $3.6 billion seasoned investment portfolio, will provide the opportunity to achieve superior risk-adjusted returns. We intend to continue to actively manage our existing portfolio and invest in real estate that produces stable rental revenue that increases over time pursuant to contractually specified rent increases.

Our History

We were formed in 2003 and became a public company in December 2004. We were subsequently taken private by a consortium of private investors in August 2007 in a transaction that was structured and led by an affiliate of Macquarie Capital (USA) Inc., one of the underwriters of this offering, which we refer to as our privatization. Following our privatization, we initially continued to execute our business plan and grow our portfolio. However, during 2008, in response to deteriorating economic conditions, we shifted our focus to reducing our indebtedness and managing our portfolio. From January 1, 2008 to December 31, 2011, we reduced our indebtedness by $629.5 million. The vast majority of the owned properties in our portfolio as of December 31, 2011 were acquired prior to our privatization. We have recently augmented our senior management team through the addition of executives with significant real estate, capital markets and net lease industry experience. Thomas H. Nolan, Jr., our Chief Executive Officer, has been active in the real estate industry for over 25 years, holding numerous leadership positions in private and public real estate companies. Peter M. Mavoides, our President and Chief Operating Officer, has been active in the single-tenant, net lease industry for over 13 years, holding leadership positions for the past 8 years. Under our new leadership, we have begun to pursue acquisition opportunities and have completed approximately $60 million of acquisitions since September 30, 2011.

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Competitive Strengths

We believe the following competitive strengths contribute to the stability of our rental revenues and distinguish us from our competitors:

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Large Scale and Diversified Portfolio. As of December 31, 2011, our portfolio consisted of 1,064 owned properties, with approximately 165 tenants operating in 46 states and diversified across 18 different industries, including: general, specialty and discount retail; restaurants; movie theaters; automotive dealers; educational and recreational facilities; and supermarkets. We believe it would be difficult for a new competitor to replicate such a diversified portfolio on a comparable scale. The diversity of our portfolio reduces the risks associated with adverse events affecting a particular tenant or an economic decline in any particular state or industry. Additionally, the scale of our portfolio allows us to make acquisitions without introducing additional concentration risks. In addition, our operating platform is scalable and will allow us to make new investments without the need for significant additional administrative or management costs.

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Long-Term Triple-Net Leases. As of December 31, 2011, our owned properties were approximately 98.4% occupied (based on number of properties), with a weighted average non-cancelable remaining lease term (based on annual rent) of approximately 11.8 years. Due to the triple-net structure of over 95% of our leases (based on annual rent) as of December 31, 2011, we do not expect to incur significant capital expenditures, and the potential impact of inflation on our operating expenses is minimal. Additionally, as of December 31, 2011, approximately 96% of our leases (based on annual rent) provided for increases in future annual base rent.

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Established Company with Proven Performance. Our company has been actively investing in triple-net leased real estate since 2003, is well-known within the industry and benefits from an established infrastructure supporting our underwriting, leasing, asset management and reporting functions. From our inception in 2003 through December 31, 2011, we have made gross investments in excess of $4.05 billion in properties and loans receivable. The vast majority of our owned properties as of December 31, 2011 were acquired prior to our privatization. Since our inception, our occupancy has never been below 96.1% (based on number of properties), despite the economic downturn of 2008 through 2010. We believe that our experience, in-depth knowledge of the triple-net lease market and extensive network of long-standing relationships in the real estate industry will contribute to the stability of our rental revenues and also provide us access to a pipeline of attractive investment opportunities to allow us to expand our revenue base.

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Disciplined Underwriting and Risk Management Expertise. Our developed underwriting and risk management expertise enhances our ability to identify and structure investments that provide superior risk-adjusted returns, due to specific investment risks that we believe can be identified and mitigated through intensive credit and real estate analysis, tailored lease structures (such as master leases) and ongoing tenant monitoring. When underwriting new acquisitions we generally target property-level rent coverage ratios in excess of 2.0x. Since our inception in 2003 through December 31, 2011, our estimated cumulative loss resulting from properties and loans receivable experiencing financial distress, which we define as tenant bankruptcy or tenant non-performance resulting in our possession of the properties, was $130.4 million (of which we have realized $110.3 million of losses), or 3.3% of our original gross investment since inception. Our recovery rate on properties and loans receivable experiencing financial distress (including an estimate for properties in distress that have not yet been resolved) during that period is 69.4%. We believe our developed underwriting and risk management expertise has contributed to identifying and mitigating risk and our recovery rate. For a discussion of how we calculated estimated cumulative loss and our recovery rate, see “Business and Properties—Risk Management—Tenant Financial Distress Risk—Historical Summary of Tenant Financial Distress Portfolio.”

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Experienced Management Team. Our senior management has significant experience in the real estate industry and in managing public companies. Our Chairman and Chief Executive Officer, Thomas H. Nolan, Jr., has been active in the real estate industry for over 25 years, holding numerous leadership positions in private and public real estate companies. Our President and Chief Operating Officer, Peter M. Mavoides, has been active in the single-tenant, net lease industry for over 13 years, holding leadership positions for the past 8 years. Our Chief Financial Officer, Michael A. Bender, has held leadership positions for over 20 years in finance and real estate. Our Senior Vice President, Gregg A. Seibert, who has been with us since our inception, has over 20 years of experience in real estate finance, including over 15 years of leadership responsibilities in credit, acquisitions and portfolio management in the sale-leaseback sector. Excluding these individuals, our asset management and leasing management have worked at our company for an average of 5 years and have a high level of familiarity with our portfolio and tenants.

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Attractive In-Place Long-Term Indebtedness. Upon the completion of this offering and the debt conversion described below, we expect to have approximately $2.0 billion principal balance of non-recourse mortgage indebtedness outstanding on a pro forma basis, which had a weighted average maturity of 6.8 years as of December 31, 2011 and an average annual interest rate of approximately 6.12% for the year ended December 31, 2011 (excluding non-cash interest expense attributable to the amortization of deferred financing costs and debt discounts). Prior to January 1, 2016, we only have $138.8 million of balloon payments due at maturity. Approximately $1.7 billion principal balance of our pro forma indebtedness is fully or partially amortizing, providing for an ongoing reduction in principal prior to maturity. In addition, we expect to have a $         million revolving credit facility in place upon the completion of this offering to help fund future acquisitions and for general corporate purposes.

Business and Growth Strategies

Our objective is to maximize stockholder value by seeking superior risk-adjusted returns, with an emphasis on stable rental revenue, by investing primarily in single-tenant, operationally essential real estate leased on a long-term, triple-net basis. Single-tenant, operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where our tenants conduct retail, service or distribution activities that are essential to the generation of their sales and profits. As of December 31, 2011, we considered 99.5% of our occupied properties to be operationally essential. We intend to pursue our objective through the following business and growth strategies.

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Focus on Small and Middle Market Companies. We primarily focus on investing in properties that we net lease to unrated small and middle market companies that we determine have attractive credit characteristics and stable operating histories. Properties leased to small and middle market companies may offer us the opportunity to achieve superior risk-adjusted returns, as a result of our intensive credit and real estate analysis, lease structuring and portfolio construction. Small and middle market companies are often willing to enter into leases with structures and terms that we consider attractive (such as master leases and leases that require ongoing tenant financial reporting) and that we believe increase the security of rental payments. For example, by acquiring multiple properties from a small or middle market company and leasing them back to the seller under a master lease, the leased properties may represent a meaningful percentage of the tenant’s overall operations and increase the importance of the lease to the tenant’s business. In addition to small and middle market companies, we selectively acquire properties leased to large companies where we believe that we can achieve superior risk-adjusted returns.

The following chart highlights the tenants that we target based on company size and corporate credit equivalent:

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Use Our Developed Underwriting and Risk Management Processes to Structure and Manage Our Portfolio. We seek to maintain the stability of our rental revenue and the long-term return on our investments by using our developed underwriting and risk management processes to structure and manage our portfolio. We believe the efficacy of our underwriting and risk management processes is illustrated by the historical performance of our portfolio. In particular, our underwriting and risk management processes emphasize the following:

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Leases for Operationally Essential Real Estate with Relatively Long-Terms. We seek to own properties that are operationally essential to our tenants, thereby reducing the risk that the tenant would choose not to renew an expiring lease or reject a lease in bankruptcy. In addition, we seek to enter into leases with relatively long-terms, typically with non-cancelable initial terms of 15 to 20 years and tenant renewal options for additional terms with attractive rent escalation provisions.

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Use of the Master Lease Structure. Where appropriate, we seek to enter into master leases, pursuant to which we lease multiple properties to a single tenant on an “all or none” basis. In a master lease structure, a tenant is responsible for a single lease payment relating to the entire portfolio of leased properties, as opposed to multiple lease payments relating to individually leased properties. The master lease structure prevents a tenant from “cherry picking” locations, where it unilaterally gives up underperforming properties while maintaining its leasehold interest in well-performing properties. As of December 31, 2011, we had 54 master leases that had an average non-cancellable remaining lease term (based on annual rent) of 13.2 years and contributed approximately 65.0% of our annual rent. Our largest master lease, consisting of 112 properties, contributed 26.6% of our annual rent, and our smallest master lease, consisting of two properties, contributed less than 1% of our annual rent. The average number of properties included under our master leases as of December 31, 2011 was 11.9.

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Active Management and Monitoring of Risks Related to Our Investments. When monitoring existing investments or evaluating new investments, we typically consider two broad categories of risk: (1) tenant financial distress risk; and (2) lease renewal risk. See “Business and Properties—Risk Management.” We seek to measure these risks through various processes, including the use of a credit modeling product that we license from Moody’s Analytics, estimates of the performance of the leased properties relative to rental payments due under the leases and review of current market data and our historical recovery rates on re-leased properties and property dispositions. Our underwriting and risk management processes are designed to structure new investments and manage existing investments to address and mitigate each of the above risks and preserve the long-term return on our invested capital.

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Portfolio Diversification. We monitor and manage the diversification of our real estate investment portfolio in order reduce the risks associated with adverse developments affecting a particular tenant, property, industry or region. Our strategy emphasizes a portfolio that (1) derives no more than 10% of its annual rent from any single tenant or more than 2.5% of its annual rent from any single property, (2) is leased to tenants operating in various industries and (3) is located across the United States without significant geographic concentration. While we consider the foregoing when making investments, we have opportunistically made investments in the past that do not meet one or more of these criteria, and we may make additional investments that do not meet one or more of these criteria if we believe the opportunity is sufficiently attractive. As of December 31, 2011, one tenant, Shopko at 26.7%, contributed more than 10% of our annual rent (approximately 30.4%, assuming completion of Shopko’s merger with another one of our tenants in February 2012), and no one property contributed more than 2.1% of our annual rent.

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Enhance Our Portfolio through Contractual Growth. Approximately 96% of our leases (based on annual rent) contain contractual provisions that increase the rental revenue over the term of the lease. Of these leases, 25% contain fixed contractual rental increases, and the remaining 75% contain increases based on the lesser of a fixed contractual percentage increase or the increase in the consumer price index, or CPI. Assuming the same CPI growth experienced during the 12 months ended December 31, 2011, our contractual rent growth for the 12 months ending December 31, 2012 would be $4.3 million. Approximately $2.7 million of this amount is attributable to an increase in rent under our master lease with Shopko in June 2011. The rents under our master lease with Shopko adjust every three years.

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Selectively Grow Our Portfolio through Acquisitions. We plan to selectively make acquisitions that contribute to our portfolio’s tenant, industry and geographic diversification. According to Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm, through December 2011 the 12-month trailing investment volume in single-tenant properties was $23.6 billion. Given this volume of transactions in the single-tenant market, we believe there will be ample acquisition opportunities fitting our acquisition criteria.

Since September 30, 2011, we have completed approximately $60 million of acquisitions consistent with our underwriting criteria. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships in the real estate industry will provide us access to an ongoing pipeline of attractive investment opportunities.

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Continue to Deleverage Our Portfolio. Upon the completion of this offering and the debt conversion described below, we expect to have approximately $2.0 billion principal balance of non-recourse mortgage indebtedness outstanding on a pro forma basis (this represents a decrease of approximately $1.4 billion of indebtedness from January 1, 2008). Additionally, most of our remaining debt will be partially amortizing, and its principal amount will be reduced prior to the balloon payments due at maturity. Contractual amortization payments are scheduled to reduce our outstanding principal amount of indebtedness by $175.7 million prior to January 1, 2016. We also may use any cash from operations in excess of the distributions that we expect to pay to selectively reduce our indebtedness.

We believe contractual rent growth, selective growth through acquisitions and the ongoing deleveraging of our portfolio will contribute to our cash available for distributions.

Financing Strategy

Our long-term financing strategy is to maintain a leverage profile that creates operational flexibility and generates superior risk-adjusted returns for our stockholders. It is our intention to pursue a long-term capital strategy that brings our leverage profile in line with that of our peers over time. Although we are not required to maintain a particular leverage ratio, we intend to employ prudent amounts of debt financing as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

We anticipate using a number of different sources to finance our acquisitions and operations going forward, including cash from operations, issuance of debt securities, private financings (such as bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. To the extent practicable, we expect to maintain a debt profile with manageable near-term maturities.

Market Opportunity

According to a market study prepared for us in connection with this offering by RCG, the current outlook for the net leased real estate market is positive for the following reasons:

•	the net lease market has historically provided investors with attractive returns across various economic cycles when compared to other types of real estate investments;

•	increased single-tenant transaction volume reflects investors’ growing interest in single-tenant investment opportunities;

•	the market is well positioned to accommodate increased investment activity given the $1.5 trillion to more than $2.0 trillion of U.S. real estate estimated to be held by corporate owner-occupiers; and

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strict lending guidelines, a reduced appetite for risk from both debt and equity investors and upcoming mortgage and corporate debt maturities should yield attractive pricing for many single-tenant, net leased properties and increased opportunities for sale-leaseback transactions.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 15 of this prospectus prior to deciding whether to invest in our common stock. Some of these risks include:

•	We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

•	Global market and economic conditions may materially and adversely affect us and our tenants.

•	Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could materially and adversely affect us.

•	A substantial number of our properties are leased to one tenant, which may result in increased risk due to tenant and industry concentrations.

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One tenant, operating in the building materials industry, leases a substantial number of our properties that contribute 6.8% of our annual rent and has been adversely affected by the current economic environment, which may result in increased risk of tenant default.

•	Loss of our key personnel with long-standing business relationships could materially impair our ability to operate successfully.

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We expect to have approximately $2.0 billion principal balance of indebtedness outstanding following this offering and the debt conversion described below on a pro forma basis, which may expose us to the risk of default under our debt obligations.

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Current market conditions could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all, which could materially and adversely affect us.

•	Failure to qualify as a REIT would materially and adversely affect us and the value of our common stock.

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There can be no assurance that we will be able to make or maintain cash distributions, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our common stockholders.

Concurrent Debt Conversion

We currently have outstanding $729 million of term loan indebtedness, or the term loan, maturing in August 2013. The term loan is separated into two tranches: term loan B, or TLB, with an outstanding principal balance of $399 million and term loan C, or TLC, with an outstanding principal balance of $330 million. As described in further detail in “Pricing Sensitivity Analysis,” upon the completion of this offering, all $330 million of our currently outstanding TLC will be extinguished and converted into shares of our common stock. We refer to this transaction as the “debt conversion.” The number of shares of our common stock to be issued to TLC lenders in the debt conversion depends, in part, on the initial public offering price. See “Pricing Sensitivity Analysis” for a sensitivity analysis of the number of shares to be issued in the debt conversion. Assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the front cover of this prospectus, we would issue             shares of our common stock in the debt conversion.

Distribution Policy

We intend to pay cash distributions to our common stockholders out of assets legally available. We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on                    , 2012 based on a distribution rate of $         per share of our common stock for a full quarter. On an annualized basis, this would be $         per share of our common stock, or an annual distribution rate of approximately    % based on the mid-point of the price range set forth on the front cover of this prospectus. We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, funds from operations, or FFO, liquidity, cash flows, financial condition, or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay corporate-level federal income and excise taxes. We do not intend to reduce the expected distribution per share if the underwriters’ over-allotment option is exercised.

Any distributions will be at the sole discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our board of directors deems relevant.

Restrictions on Ownership and Transfer of Our Common Stock

Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary or advisable to preserve our qualification as a REIT. Furthermore, our charter prohibits any person from actually or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limits if certain conditions are satisfied. However, our board of directors may not grant an exemption from the ownership limits to any proposed transferee whose ownership, direct or indirect, in excess of 9.8% of the value or number of outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock, could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. The ownership limits may delay or impede a transaction or a change of control that might be in your best interest. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

As permitted by our charter, our board of directors will, upon completion of this offering, grant to                          exemptions from the ownership limits, subject to various conditions and limitations, as described under “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Our Tax Status

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “Federal Income Tax Considerations.”

Corporate Information

We were formed in 2003 and became a public company in December 2004. We were subsequently taken private in August 2007. Our principal executive office is located at 14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254. Our telephone number is (480) 606-0820.

The Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option in full).

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and other estimated expenses payable by us, will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the front cover of this prospectus ($ million if the underwriters exercise their over-allotment option in full). We intend to use $399 million of the net proceeds from this offering to repay our outstanding TLB, $ million to pay expenses associated with securing lenders’ consents to this offering and related transactions and the remainder for general business and working capital purposes, including potential future acquisitions. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 15 and other information included in this prospectus before investing in our common stock.

Proposed New York Stock Exchange symbol	“ ”

(1)

Includes (1)            shares of our common stock held by continuing investors, (2)              shares of our common stock that we will issue to TLC lenders in the concurrent debt conversion, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and (3)                                  restricted shares of our common stock to be granted to our directors, executive officers and other employees pursuant to our equity incentive plan, or the Incentive Award Plan. See “Pricing Sensitivity Analysis” for a sensitivity analysis of the number of shares to be issued in the debt conversion. Excludes (1)                  shares of our common stock issuable upon the exercise of the underwriters’ over-allotment option in full and (2)                  shares of our common stock reserved for further issuance under the Incentive Award Plan, as more fully described in “Executive Compensation—Incentive Award Plan.”

Summary Selected Financial Data

Our historical consolidated balance sheet data as of December 31, 2011 and 2010 and consolidated operating data for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. Our historical consolidated balance sheet data as of December 31, 2009 has been derived from historical consolidated financial statements not included in this prospectus. Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.

Our unaudited summary selected pro forma consolidated financial and operating data as of and for the year ended December 31, 2011 assumes the completion of this offering, the debt conversion and related transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial position or results of operations.

You should read the following summary selected financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31, (in thousands, except per share data)
	Pro forma 2011		Historical 2011	Historical 2010	Historical 2009
	(unaudited)
Operating Data:
Revenues:
Rentals		$268,616	$268,616	$268,588	$265,047
Interest income on loans receivable		6,772	6,772	9,572	10,098
Interest income and other		820	820	14,481	6,477

Total revenues		276,208	276,208	292,641	281,622

Expenses:
General and administrative		19,218	28,371	19,622	19,853
Litigation		151	151	22,282	—
Property costs		5,279	5,279	2,884	2,964
Interest		130,355	169,888	173,054	208,538
Depreciation and amortization		110,809	110,809	111,220	111,983
Impairments		14,042	14,042	23,879	7,584

Total expenses		279,854	328,540	352,941	350,922

Loss from continuing operations before other income (expense) and income tax (benefit) expense		(3,646)	(52,332)	(60,300)	(69,300)
Total other income (expense)		—	—	(3,110)	6,810

Loss from continuing operations before income tax (benefit) expense		(3,646)	(52,332)	(63,410)	(62,490)
Income tax (benefit) expense		(60)	(60)	239	3,346

Loss from continuing operations		$(3,586)	(52,272)	(63,649)	(65,836)

Loss from discontinued operations(1)			(11,591)	(22,888)	(56,847)

Net loss			$(63,863)	$(86,537)	$(122,683)

Loss per share of common stock from continuing operations:
Basic	$

Diluted	$

Weighted average outstanding shares of common stock:
Basic

Diluted

(1)	Gains and losses from property dispositions during a period or expected losses from properties classified as held for sale at the end of the period, as well as all operations from those properties, are reclassified to and reported as part of “discontinued operations.”

	Year Ended December 31, (dollars in thousands)
	Pro forma 2011	Historical 2011	Historical 2010	Historical 2009
	(unaudited)			(unaudited)
Balance Sheet Data (end of period):
Gross investments including related lease intangibles	$3,582,870	$3,582,870	$3,610,834	$3,740,261
Real estate, net	2,867,302	2,867,302	2,979,496	3,116,070
Cash and cash equivalents	90,312	49,536	88,341	65,072
Total assets	3,263,437	3,231,561	3,396,842	3,618,507

Debt obligations, net	1,901,411	2,627,146	2,730,994	2,866,923
Total liabilities	1,977,104	2,705,201	2,806,741	2,948,828

Stockholders’ equity	1,286,333	526,360	590,101	669,679
Other Data (unaudited):
Cash NOI from continuing operations before lease termination fees(1)	$268,596	$268,596	$273,540	$270,537
FFO(1)		$69,782	$70,563	$58,112
FFO from continuing operations, as adjusted(1)	$118,223	$69,537	$95,151	$40,243
EBITDA from continuing operations(1)	$237,518	$228,365	$220,864	$258,031
EBITDA from continuing operations, as adjusted(1)	$251,711	$242,558	$270,135	$258,805
Number of properties in investment portfolio	1,153	1,153	1,161	1,157
Owned properties occupancy at period end (based on number of properties)	98%	98%	96%	99%

(1)	For definitions and reconciliations of Cash NOI from continuing operations before lease termination fees, FFO, FFO from continuing operations, as adjusted, EBITDA from continuing operations and EBITDA from continuing operations, as adjusted, see “Selected Financial Data.”

RISK FACTORS

Investing in our common stock involves risks. Before you invest in our common stock, you should carefully consider the risk factors below together with all of the other information included in this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, liquidity, results of operations and our ability to service our debt and make or sustain distributions to our stockholders, which could result in a partial or complete loss of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Properties

We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

Our core business is the ownership of real estate that is leased to retail, service and distribution companies on a triple-net basis. Accordingly, our performance is subject to risks incident to the ownership of commercial real estate, including:

•	inability to collect rents from tenants due to financial hardship, including bankruptcy;

•	changes in local real estate conditions in the markets in which we operate, including the availability and demand for single-tenant retail space;

•	changes in consumer trends and preferences that affect the demand for products and services offered by our tenants;

•	inability to lease or sell properties upon expiration or termination of existing leases;

•	environmental risks related to the presence of hazardous or toxic substances or materials on our properties;

•	the subjectivity of real estate valuations and changes in such valuations over time;

•	the illiquid nature of real estate compared to most other financial assets;

•	changes in laws and governmental regulations, including those governing real estate usage and zoning;

•	changes in interest rates and the availability of financing; and

•	changes in the general economic and business climate.

The occurrence of any of the risks described above may cause the value of our real estate to decline, which could materially and adversely affect us.

Global market and economic conditions may materially and adversely affect us and our tenants.

In the United States, market and economic conditions continue to be challenging as a result of the recent economic crisis, which resulted in increased unemployment, large-scale business failures and tight credit markets. Our results of operations are sensitive to changes in the overall economic conditions that impact our tenants’ financial condition and leasing practices. Adverse economic conditions such as high unemployment levels, interest rates, tax rates and fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants. During periods of economic slowdown, rising interest rates and declining demand for real estate may result in a general decline in rents or an increased incidence of defaults under existing leases. Rental rates and valuations for retail space, which have decreased over the past few years, have not fully recovered to pre-recession levels and we are unable to predict when they may do so. Continued volatility in the

United States and global markets makes it difficult to determine the breadth and duration of the impact of the recent economic and financial market crises and the ways in which our tenants and our business may be affected. A continuation of the recent lack of demand for rental space could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth and profitability. Accordingly, the prolonged continuation or further worsening of recent financial conditions could materially and adversely affect us.

Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could materially and adversely affect us.

Generally, each of our properties is operated and occupied by a single tenant. Therefore, the success of our investments is materially dependent on the financial stability of our tenants. The success of any one of our tenants is dependent on its individual business and its industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. Our portfolio consists primarily of properties leased to single tenants that operate in multiple locations, which means we own numerous properties operated by the same tenant. To the extent we finance numerous properties operated by one company, the general failure of that single tenant or a loss or significant decline in its business could materially and adversely affect us.

At any given time, any tenant may experience a downturn in its business that may weaken its operating results or the overall financial condition of individual properties or its business as whole. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. We depend on our tenants to operate the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us. Although we consider 99.5% of our occupied properties to be operationally essential to our tenants, meaning the property is essential to the tenant’s generation of sales and profits, this does not guarantee that a tenant’s operations at a particular property will be successful or that the tenant will meet all of its obligations to us. We could be materially and adversely affected if a number of our tenants were unable to meet their obligations to us.

Single-tenant leases involve significant risks of tenant default.

Our strategy focuses primarily on investing in single-tenant triple-net leased properties throughout the United States. The financial failure of, or default in payment by, a single tenant under its lease is likely to cause a significant or complete reduction in our rental revenue from that property and a reduction in the value of the property. We may also experience difficulty or a significant delay in re-leasing or selling such property. This risk is magnified in situations where we lease multiple properties to a single tenant under a master lease. A tenant failure or default under a master lease could reduce or eliminate rental revenue from multiple properties and reduce the value of such properties. Although the master lease structure may be beneficial to us because it restricts the ability of tenants to remove individual underperforming assets, there is no guarantee that a tenant will not default in its obligations to us or decline to renew its master lease upon expiration. The default of a tenant that leases multiple properties from us could materially and adversely affect us.

A substantial number of our properties are leased to one tenant, which may result in increased risk due to tenant and industry concentrations.

Approximately 26.7% of our annual rent was generated by properties leased to Shopko, which operates general merchandise retail locations under the “Shopko” name. In February 2012, Shopko and Pamida, another one of our general merchandising tenants, completed a merger. The combined company would have contributed approximately 30.4% of our annual rent as of December 31, 2011. Currently, 114 properties are leased to Shopko pursuant to the terms of one master lease and two individual leases. As a result of the completion of the Shopko-Pamida merger, we lease an additional 67 stores to the combined company, pursuant to our master lease with Pamida. Because a significant portion of our revenues are derived from rental revenues received from Shopko, defaults, breaches or delay in payment of rent by Shopko may materially and adversely affect us. Effective January 2009, we began deferring collection and recognition of a portion of Shopko’s rent for a two-year period totaling $3.0 million in the aggregate and postponed scheduled contingent rent increases during this time. In September 2010, Shopko repaid, and we recognized, the total accumulated deferred amount ($2.6 million) plus interest before its contractual due dates. As agreed, the scheduled contingent rent increase from Shopko was postponed from its originally scheduled date of June 2009 to June 2011, at which time Shopko began to pay and we began to recognize the increased rent amount.

As a result of the significant number of properties leased to Shopko, our results of operations and financial condition will be closely tied to the performance of the Shopko stores and the retail industry in which they operate. Shopko operates as a multi-department general merchandise retailer and retail health services provider primarily in mid-size and larger communities in the Midwest, Pacific Northwest and Western Mountain states. Shopko is subject to the following risks, as well as other risks that we are not currently aware of, that could adversely affect its ability to pay rent to us:

•

The retail industry in which Shopko operates is highly competitive, which could limit growth opportunities and reduce profitability for Shopko. Shopko competes with other discount retail merchants as well as mass merchants, catalog merchants, internet retailers and other general merchandise, apparel and household merchandise retailers. Shopko faces strong competition from large national discount retailers, such as Walmart, Kmart and Target, and mid-tier merchants such as Kohl’s and JCPenney.

•

Shopko stores are geographically located in a limited number of regions, particularly in the Midwest, Pacific Northwest and Western Mountain states. Adverse economic conditions in these regions may materially and adversely affect Shopko’s results of operations, retail sales and ability to make payments to us under its leases.

•

Fluctuations in quarterly performance and seasonality in retail operations may cause Shopko’s results of operations to vary considerably from quarter to quarter and could adversely affect Shopko’s cash flows.

•

Shopko stores are dependent on the efficient functioning of their distribution networks. Problems that cause delays or interruptions in the distribution networks could materially and adversely affect Shopko’s results of operations.

•	Shopko stores depend on attracting and retaining quality employees. Many employees are entry level or part-time employees with historically high rates of turnover.

If Shopko experiences declines in its business, financial condition or result of operations, it may request discounts or deferrals on the rents it pays to us, seek to terminate its master lease with us or close certain of its stores, all of which could decrease the amount of revenue we receive from Shopko. Decreases in the amount of revenue received from Shopko could materially and adversely affect us.

One tenant, operating in the building materials industry, leases a substantial number of our properties that contribute 6.8% of our annual rent and has been adversely affected by the current economic environment, which may result in increased risk of tenant default.

Approximately $6.9 million of net annual cash flow, representing $18.4 million (6.8% of our annual rent) less non-cash revenue and non-recourse commercial mortgage-backed security, or CMBS, debt service, was generated by 101 properties that we master lease to 84 Properties, LLC and its affiliates. 84 Properties, LLC and its affiliates, which we collectively refer to as 84 Lumber, are privately held building materials and services suppliers to professional contractors and build-it-yourselfers that operate more than 280 stores, component plants, door shops, installation centers and engineered wood product shops in 33 states. Because a significant portion of our revenues is derived from rental revenues received from 84 Lumber, defaults, breaches or delay in payment of rent by 84 Lumber may materially and adversely affect us.

84 Lumber is currently meeting its rent payment obligations to us and based upon financial information supplied to us (which we cannot independently verify), the properties subject to the master lease generate sufficient EBITDAR to cover the rental payments due to us. However, 84 Lumber generated operating losses for the past three years and has historically used cash generated from the sale of surplus properties and loans from shareholders to fund these operating deficits. There can be no assurance that 84 Lumber will have the ability to continue to do this or that shareholders will continue to provide loans.

84 Lumber’s operating losses resulted in a triggering event under the loan agreement relating to our CMBS loan secured by the properties leased to 84 Lumber, as 84 Lumber’s 12-month EBITDAR ratio (based on the information given to us by 84 Lumber, which we cannot independently verify) fell below 1.25:1.00 as of the end of one quarter in 2011. Accordingly, 84 Lumber is required to remit monthly tax and insurance deposits along with its monthly rent directly to an account controlled by the lender, whereupon amounts in excess of monthly tax and insurance costs are disbursed to us. As of January 1, 2012, 84 Lumber’s 12-month EBITDAR ratio was 1.35:1.00. 84 Lumber must maintain its 12-month EBITDAR ratio above 1.25:1.00 for 4 consecutive quarters in order to terminate the triggering event. If a monetary event of default were to occur under the 84 Lumber master lease or an event of default under the loan relating to the CMBS debt, then all funds, including those in excess of monthly tax and insurance costs, would be withheld by the lender. This would limit the amount of cash available for us to use in our business and could limit or eliminate our ability to make distributions to our common stockholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Description of Certain Debt—CMBS Loan Secured by 84 Lumber Properties.”

As a result of the significant number of properties leased to 84 Lumber, our results of operations and financial condition will be impacted by the performance of the 84 Lumber stores and the building materials supply industry in which they operate. 84 Lumber is subject to the following risks, as well as other risks that we are not currently aware of, that could adversely affect its ability to pay rent to us:

•

84 Lumber’s financial performance depends significantly on the stability of the housing, residential construction and home improvement markets, as well as general economic conditions, including changes in gross domestic product. Adverse conditions in or sustained uncertainty about these markets or the economy could adversely impact consumer confidence, causing 84 Lumber’s customers to delay purchasing or determine not to purchase home improvement products and services. Other factors (e.g., high levels of unemployment and foreclosures, interest rate fluctuations, fuel and other energy costs, labor and healthcare costs, the availability of financing, the state of the credit markets, including mortgages, home equity loans and consumer credit, weather, natural disasters and other conditions beyond our control) could further adversely affect demand for 84 Lumber’s products and services, its costs of doing business and its ability to pay rent to us.

•

84 Lumber operates in markets that are highly competitive. In each market it serves, there are a number of other home improvement stores, electrical, plumbing and building materials supply houses and lumber yards. With respect to some products and services, 84 Lumber also competes with specialty design stores, showrooms, discount stores, local, regional and national hardware stores, mail order firms, warehouse clubs, independent building supply stores and other retailers, as well as with installers of home improvement products. Intense competitive pressures from one or more competitors could affect prices or demand for 84 Lumber’s products and services and could adversely affect 84 Lumber and its ability to pay rent to us.

The vast majority of our properties are leased to unrated tenants, and the tools we use to measure credit quality may not be accurate.

The vast majority of our properties are leased to unrated tenants whom we determine, through our internal underwriting and credit analysis, to be creditworthy. Substantially all of our tenants are required to provide corporate-level financial information, which includes balance sheet, income statement and cash flow statement data on an annual basis, and approximately 80.4% of our leases require the tenant to provide property-level performance information, which includes income statement data on an annual basis. To assist in our determination of a tenant’s credit quality, we license a product from Moody’s Analytics that provides an estimated default frequency, or EDF, and a “shadow rating,” and we evaluate a lease’s property-level rent coverage ratio. An EDF is only an estimate of default probability based, in part, on assumptions incorporated into the product. A shadow rating does not constitute a published credit rating and lacks the extensive company participation that is typically involved when a rating agency publishes a rating; accordingly, a shadow rating may not be as indicative of creditworthiness as a rating published by Moody’s Investment Services, Inc., or Moody’s, Standard & Poor’s, or S&P, or another nationally recognized statistical rating organization. Our calculations of EDFs, shadow ratings and rent coverage ratios are based on financial information provided to us by our tenants and prospective tenants without independent verification on our part, and we must assume the appropriateness of estimates and judgments that were made by the party preparing the financial information. If our assessment of credit quality proves to be inaccurate, we may be subject to defaults, and investors may view our cash flows as less stable. The ability of an unrated tenant to meet its obligations to us may not be considered as well assured as that of rated tenant.

The decrease in demand for retail and restaurant space may materially and adversely affect us.

As of December 31, 2011, leases representing approximately 38.6% and 18.5% of our annual rent were with tenants in the retail and restaurant industries, respectively. In the future we may acquire additional retail and restaurant properties. Accordingly, decreases in the demand for retail and/or restaurant spaces may have a greater adverse effect on us than if we had fewer investments in these industries. The market for retail and restaurant space has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retail and restaurant companies, the ongoing consolidation in the retail and restaurant industries, the excess amount of retail and restaurant space in a number of markets and, in the case of the retail industry, increasing consumer purchases through catalogues or the internet. To the extent that these conditions continue, they are likely to negatively affect market rents for retail and restaurant space and could materially and adversely affect us.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

Our results of operations depend on our ability to continue to strategically lease space in our properties, including renewing expiring leases, leasing vacant space and re-leasing space in properties where leases are expiring, optimizing our tenant mix or leasing properties on more economically favorable terms. As of December 31, 2011, leases representing approximately 1.1% of our annual rent will expire during 2012. As of December 31, 2011, 17 of our properties, representing approximately 1.6% of our total number of owned properties, were vacant. Current tenants may decline, or may not have the financial resources available, to renew current leases and we cannot assure you that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If tenants do not renew the leases as they expire, we will have to find new tenants to lease our properties and there is no guarantee that we will be able to find new tenants or that our properties will be re-leased at rental rates equal to or above the current average rental rates or that substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options will not be offered to attract new tenants. We may experience significant costs in connection with re-leasing a significant number of our properties, which could materially and adversely affect us.

Our ability to realize future rent increases will vary depending on changes in the CPI.

Most of our leases contain rent escalators, or provisions that periodically increase the base rent payable by the tenant under the lease. Although some of our rent escalators increase rent at a fixed amount on fixed dates, most of our rent escalators increase rent by the lesser of (1) 1 to 1.25 times any increase in the CPI over a specified period or (2) a fixed percentage. If the product of any increase in the CPI multiplied by the applicable factor is less than the fixed percentage, the increased rent we are entitled to receive will be less than what we otherwise would have been entitled to receive if the rent escalator was based solely on a fixed percentage. Therefore, during periods of low inflation or deflation, small increases or decreases in the CPI will subject us to the risk of receiving lower rental revenue than we otherwise would have been entitled to receive if our rent escalators were based solely on fixed percentages or amounts. Conversely, if the product of any increase in the CPI multiplied by the applicable factor is more than the fixed percentage, the increased rent we are entitled to receive will be less than what we otherwise would have been entitled to receive if the rent escalator was based solely on an increase in CPI. Therefore, periods of high inflation will subject us to the risk of receiving lower rental revenue than we otherwise would have been entitled to receive if our rent escalators were based solely on CPI increases.

The bankruptcy or insolvency of any of our tenants could result in the termination of such tenant’s lease and material losses to us.

The occurrence of a tenant bankruptcy or insolvency could diminish the income we receive from that tenant’s lease or leases. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease or leases with us. Any claims against such bankrupt tenant for unpaid future rent would be subject to statutory limitations that would likely result in our receipt of rental revenues that are substantially less than the contractually specified rent we are owed under the lease or leases. In addition, any claim we have for unpaid past rent, if any, may not be paid in full. We may also be unable to re-lease a terminated or rejected space or to re-lease it on comparable or more favorable terms. As a result, tenant bankruptcies may materially and adversely affect us.

Tenants who are considering filing for bankruptcy protection may request that we agree to amendments of their master leases to remove certain of the properties they lease from us from such master leases. In 2010, two of the tenants with whom we have master leases filed for protection under federal bankruptcy law. During such bankruptcy filings, we entered into amendments to the master leases with both tenants, pursuant to which one tenant was permitted to remove from its master lease 15 of the 22 properties it leased from us in exchange for $6.25 million in termination fees and the other tenant was permitted to remove from its master lease three of the nine properties it leased from us for $6.0 million in termination fees. Although, as of December 31, 2011, we have sold or re-leased 15 of the 18 properties that were vacated in connection with these amendments, we cannot guarantee that we will be able to sell or re-lease the remaining properties on terms that are favorable to us, or at all. As of December 31, 2011, four of our properties with an original gross investment of $5.7 million are master leased to a tenant that has filed for bankruptcy protection. This proceeding is ongoing and we cannot predict its outcome with certainty. We cannot guarantee that we will be able to sell or re-lease properties that we agree to release from tenants’ leases in the future or that lease termination fees, if any, will be sufficient to make up for the rental revenues lost as a result of lease amendments.

There can be no assurance that future recoveries relating to properties leased to tenants experiencing financial distress will meet our historical recovery rate or that a larger percentage of our tenants will not experience financial distress.

Since our inception in 2003 through December 31, 2011, we have experienced or expect to experience $130.4 million of aggregate losses (of which $20.1 million are estimated losses as of December 31, 2011) due to tenant financial distress, or 3.3% of our gross investment of approximately $4.05 billion in properties and loans receivable. Included in our historical losses are estimated losses relating to 18 properties. See “Business and

Properties—Risk Management—Tenant Financial Distress Risk— Historical Summary of Tenant Financial Distress Portfolio” for a discussion of how we estimate losses based on our historical experience. Our actual losses on these properties could exceed our estimate by a material amount. It is also possible that a larger percentage of our tenants could experience financial distress in the future and cause us to incur significant additional losses. Furthermore, no assurance can be given that future recoveries relating to properties leased to tenants experiencing financial distress will match our historical recovery rate.

Property vacancies could result in significant capital expenditures.

The loss of a tenant, either through lease expiration or tenant bankruptcy or insolvency, may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs. Many of the leases we enter into or acquire are for properties that are specially suited to the particular business of our tenants. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In addition, in the event we are required to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand. These limitations may materially and adversely affect us.

We may be unable to identify and complete acquisitions of suitable properties, which may impede our growth, and our future acquisitions may not yield the returns we expect.

Our ability to expand through acquisitions requires us to identify and complete acquisitions or investment opportunities that are compatible with our growth strategy and to successfully integrate newly acquired properties into our portfolio. We continually evaluate investment opportunities and may acquire properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them may be constrained by the following significant risks:

•

we face competition from other real estate investors with significant capital, including REITs and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks associated with paying higher acquisition prices;

•	we face competition from other potential acquirers which may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•	we may acquire properties that are not accretive to our results upon acquisition, and we may be unsuccessful in managing and leasing such properties in accordance with our expectations;

•	our cash flow from an acquired property may be insufficient to meet our required principal and interest payments with respect to debt used to finance the acquisition of such property;

•

we may discover unexpected items, such as unknown liabilities, during our due diligence investigation of a potential acquisition or other customary closing conditions may not be satisfied, causing us to abandon an acquisition opportunity after incurring expenses related thereto;

•	we may fail to obtain financing for an acquisition on favorable terms or at all;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; or

•

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If any of these risks are realized, we may be materially and adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and expected to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial or investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objective by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the economic downturn of 2008 through 2010, and changes in laws, regulations or fiscal policies of the jurisdiction in which the property is located.

In addition, the Internal Revenue Code of 1986, as amended, or the Code, imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may materially and adversely affect us.

We face significant competition for tenants, which may decrease or prevent increases of the occupancy and rental rates of our properties, and competition for acquisitions may reduce the number of acquisitions we are able to complete and increase the costs of these acquisitions.

We compete with numerous developers, owners and operators of properties, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our leases expire. Competition for tenants could decrease or prevent increases of the occupancy and rental rates of our properties, which could materially and adversely affect us.

We also face competition for acquisitions of real property from investors, including traded and non-traded public REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other types of investment. Accordingly, competition for the acquisition of real property could materially and adversely affect us.

The loss of a borrower or the failure of a borrower to make loan payments on a timely basis will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

We have originated or acquired long-term, commercial mortgage and equipment loans. The success of our loan investments is materially dependent on the financial stability of our borrowers. The success of our borrowers is dependent on each of their individual businesses and their industries, which could be affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. A default of a borrower on its loan payments to us that would prevent us from earning interest or receiving a return of the principal of our loan could materially and adversely affect us. In the event of a default, we may also experience delays in enforcing our rights as lender and may incur substantial costs in collecting the amounts owed to us and in liquidating any collateral.

Foreclosure and other similar proceedings used to enforce payment of real estate loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party’s default. Foreclosure and other similar laws may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these principles may lead to a loss or delay in the payment on loans we hold, which in turn could reduce the amounts we have available to make distributions. Further, in the event we have to foreclose on a property, the amount we receive from the foreclosure sale of the property may be inadequate to fully pay the amounts owed to us by the borrower and our costs incurred to foreclose, repossess and sell the property which could materially and adversely affect us.

If we invest in mortgage loans, these investments may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans.

If we invest in mortgage loans, we will be at risk of defaults by the borrowers and, in addition, will be subject to interest rate risks. To the extent we incur delays in liquidating defaulted mortgage loans, we may not be able to obtain all amounts due to us under such loans. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans or the dates of our investment in the loans. If the values of the underlying properties decline, the value of the collateral securing our mortgage loans will also decline and if we were to foreclose on any of the properties securing the mortgage loans, we may not be able to sell or lease them for an amount equal to the unpaid amounts due to us under the mortgage loans. As a result, defaults on mortgage loans in which we invest may materially and adversely affect us.

Inflation may materially and adversely affect us and our tenants.

Increased inflation could have a negative impact on variable rate debt we currently have or that we may incur in the future. During times when inflation is greater than the increases in rent provided by many of our leases, rent increases will not keep up with the rate of inflation. Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

Recently, the credit markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Historically, we have raised a significant amount of debt capital through our master trust facility and the CMBS market. We have generally used the proceeds from these financings to repay debt and fund real estate acquisitions. As of December 31, 2011, we had issued notes under our master trust facility in three separate issuances with an aggregate outstanding principal balance of $961.8 million. These notes mature in July 2020, March 2021 and March 2022, respectively. As of December 31, 2011, we also had CMBS loans with an aggregate outstanding principal balance of $994.7 million and an average maturity of 4.4 years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Master Trust Facility” and “—CMBS.” Our obligations under these loans are generally secured by liens on certain of our properties. In the case of our master trust facility, subject to certain conditions, we may substitute real estate collateral from time to time. No assurance can be given that the CMBS market will be available to us in the future, whether to refinance existing debt or to raise additional debt capital. Moreover, we view our ability to substitute collateral under our master trust facility favorably, and no assurance can be given that financing facilities offering similar flexibility will be available to us in the future.

Failure to hedge effectively against interest rate changes may materially and adversely affect us.

We attempt to mitigate our exposure to interest rate volatility by using interest rate hedging arrangements. However, these arrangements involve risks and may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to our hedging arrangements may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our future borrowings may materially and adversely affect us.

Loss of our key personnel with long-standing business relationships could materially impair our ability to operate successfully.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly our Chief Executive Officer and Chairman of our board of directors, Thomas H. Nolan, Jr., and our President and Chief Operating Officer, Peter M. Mavoides, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Among the reasons that they are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel.

Many of our other key executive personnel, particularly our senior managers, also have extensive experience and strong reputations in the real estate industry and have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and arranging necessary financing. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective tenants is critically important to the success of our business. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could materially and adversely affect us.

We have a limited operating history as a public company and our past experience may not be sufficient to allow us to successfully operate as a public company going forward.

We have a limited operating history as a publicly traded company, as we have not been publicly traded since 2007. We cannot assure you that our past experience will be sufficient to successfully operate our company as a publicly traded company, including the requirements to timely meet disclosure requirements of the Securities and Exchange Commission, or SEC, and comply with the Sarbanes-Oxley Act of 2002. Upon the completion of this offering, we will be required to develop and implement control systems and procedures in order to satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the New York Stock Exchange, or NYSE, listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company could materially and adversely affect us.

We may become subject to litigation, which could materially and adversely affect us.

In the future we may become subject to litigation, including claims relating to our operations, security offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

We recently identified a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting and disclosure controls, we may not be able to accurately and timely report our financial results.

Subsequent to the initial filing of the registration statement of which this prospectus is a part, we determined that our previous classification of a $21.5 million interest rate swap termination payment in 2009 as a financing activity in our consolidated statement of cash flows for the year ended December 31, 2009 was in error and should have been reflected as an operating activity in that statement. We restated our consolidated statement of cash flows for the year ended December 31, 2009 to correct this classification error, which we determined revealed a material weakness in internal control over financial reporting as defined in Public Company Accounting Oversight Board Auditing Standard No. 5. This material weakness was the result of an error in our interpretation of the accounting guidance relating to the classification of non-recurring interest rate swap termination payments on the statement of cash flows in 2009 and did not have a material impact on our consolidated statement of cash flows for any period other than the year ended December 31, 2009, although we cannot be certain that future material weaknesses or significant deficiencies will not develop or be identified.

Effective internal control over financial reporting and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As of December 31, 2013, we expect we will be required to assess and report on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, and we will be required to have our independent registered public accounting firm audit and report on the operating effectiveness of our internal control over financial reporting. As a result of material weaknesses or significant deficiencies that may be identified in our internal control over financial reporting, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal control over financial reporting and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on the NYSE. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

The costs of compliance with or liabilities related to environmental laws may materially and adversely affect us.

The properties we own or have owned in the past may subject us to known and unknown environmental liabilities. Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

There may be environmental liabilities associated with our properties of which we are unaware. We obtain Phase I environmental site assessments on all properties we finance or acquire. The Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. Therefore, there could be undiscovered environmental liabilities on the properties we own. Some of our properties use, or may have used in the past, underground tanks for the storage of petroleum-based products or waste products that could create a potential for release of hazardous substances or penalties if tanks do not comply with legal standards. If environmental contamination exists on our properties, we could be subject to strict, joint and/or several liability for the contamination by virtue of our ownership interest. Some of our properties may contain asbestos-containing materials, or ACM. Strict environmental laws govern the presence, maintenance and removal of ACM and such laws may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Strict environmental laws also apply to other activities that can occur on a property, such as air emissions and water discharges, and such laws may impose fines and penalties for violations.

The presence of hazardous substances on a property may adversely affect our ability to sell, lease or improve the property or to borrow using the property as collateral. In addition, environmental laws may create liens on contaminated properties in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which they may be used or businesses may be operated, and these restrictions may require substantial expenditures.

In addition, although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant’s activities on the property, we could be subject to strict liability by virtue of our ownership interest. We cannot be sure that our tenants will, or will be able to, satisfy their indemnification obligations, if any, under our leases. Furthermore, the discovery of environmental liabilities on any of our properties could lead to significant remediation costs or to other liabilities or obligations attributable to the tenant of that property, which may affect such tenant’s ability to make payments to us, including rental payments and, where applicable, indemnification payments.

Our environmental liabilities may include property damage, personal injury, investigation and clean-up costs. These costs could be substantial. Although we may obtain insurance for environmental liability for certain properties that are deemed to warrant coverage, our insurance may be insufficient to address any particular environmental situation and we may be unable to continue to obtain insurance for environmental matters, at a reasonable cost or at all, in the future. If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental liability insurance policy will depend on the financial stability of our insurance company and the position it takes with respect to our insurance policies. If we were to become subject to significant environmental liabilities, we could be materially and adversely affected.

Most of the environmental risks discussed above refer to properties that we own or may acquire in the future. However, each of the risks identified also applies to the owners (and potentially, the lessees) of the properties that secure each of the loans we have made and any loans we may acquire or make in the future. Therefore, the existence of environmental conditions could diminish the value of each of the loans and the abilities of the borrowers to repay the loans and could materially and adversely affect us and our ability to make distributions to you.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, should our tenants or their employees or customers be exposed to mold at any of our properties we could be required to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, exposure to mold by our tenants or others could subject us to liability if property damage or health concerns arise. If we were to become subject to significant mold-related liabilities, we could be materially and adversely affected.

Insurance on our properties may not adequately cover all losses and uninsured losses could materially and adversely affect us.

Our tenants are required to maintain liability and property insurance coverage for the properties they lease from us pursuant to triple-net leases. Pursuant to such leases, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. All tenants are required to maintain casualty coverage and most carry limits at 100% of replacement cost. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged.

Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In that situation, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected real property. Furthermore, in the event we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures which may exceed any amounts received pursuant to insurance policies, as reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in or anticipated future returns from our properties due to material uninsured losses could materially and adversely affect us.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that materially and adversely affect us.

Our properties are subject to the Americans with Disabilities Act, or ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA and typically obligated under our leases and financing agreements to cover costs associated with compliance, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected. We could be required to expend our own funds to comply with the provisions of the ADA, which could materially and adversely affect us.

In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and may be required to obtain approvals from various authorities with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements may change and new requirements may be imposed which would require significant unanticipated expenditures by us and could materially and adversely affect us.

As a result of acquiring C corporations in carry-over basis transactions, we may inherit material tax liabilities and other tax attributes from such acquired corporations, and we may be required to distribute earnings and profits.

From time to time, we have and may continue to acquire C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions. In June 2005, we acquired Camelback Ski Corporation in a cash merger treated as a stock purchase followed by a liquidation of such corporation for federal income tax purposes. In May 2006, we acquired Shopko Stores, Inc. in a stock purchase and immediately thereafter dissolved such corporation. In December 2008, we revoked the election to treat Spirit Management Company, our former taxable REIT subsidiary, as a taxable REIT subsidiary for federal income tax purposes. In each such transaction, we acquired the assets of such corporations in a carry-over basis transaction for federal income tax purposes.

In connection with the completion of this offering, Redford Australian Investment Trust, or RAIT, an Australian investment trust through which our non-U.S. investors have indirectly owned shares of our common stock, will transfer substantially all of its assets (including shares of our common stock) to our company in exchange for newly issued shares of our common stock, and RAIT will then liquidate and distribute such shares to its owners. Such exchange of shares of our common stock held by RAIT for newly issued shares of our common stock is expected to be on a one-for-one basis. RAIT is treated as a C corporation for federal income tax purposes, and such transactions are intended to qualify as a tax-free reorganization for federal income tax purposes. We do not expect to acquire any earnings and profits of RAIT as a result of such transactions.

In the case of assets we acquire from a C corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the ten-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders. The imposition of such tax may require us to forgo an otherwise attractive disposition of any assets we acquire from a C corporation in a carry-over basis transaction, and as a result may reduce the liquidity of our portfolio of investments. In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired C corporation. To qualify as a REIT, we must distribute any non-REIT earnings and profits by the close of the taxable year in which such transaction occurs. Any adjustments to the acquired corporation’s income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation’s tax returns by the Internal Revenue Service, or the IRS, could affect the calculation of the corporation’s earnings and profits. If the IRS were to determine that we acquired non-REIT earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by paying a “deficiency dividend.” Under these procedures, we generally would be required to distribute any such non-REIT earnings and profits to our stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS. Such a distribution would be in addition to the distribution of REIT taxable income necessary to satisfy the REIT distribution requirement and may require that we borrow funds to make the distribution even if the then-prevailing market conditions are not favorable for borrowings. In addition, payment of the statutory interest charge could materially and adversely affect us.

Changes in accounting standards may materially and adversely affect us.

From time to time the Financial Accounting Standards Board, or FASB, and the SEC, who create and interpret appropriate accounting standards, may change the financial accounting and reporting standards or their interpretation and application of these standards that will govern the preparation of our financial statements. These changes could materially and adversely affect our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could materially and adversely affect our tenants’ reported financial condition or results of operations and affect their preferences regarding leasing real estate.

The SEC is currently considering whether issuers in the United States should be required to prepare financial statements in accordance with International Financial Reporting Standards, or IFRS, instead of U.S. generally accepted accounting principles, or GAAP. IFRS is a comprehensive set of accounting standards promulgated by the International Accounting Standards Board, or IASB, which are rapidly gaining worldwide acceptance. If the SEC decides to require IFRS, it expects that U.S. issuers would first report under the new standards beginning as early as 2015 or 2016, although the timeframe has not been finalized. If IFRS is adopted, the potential issues associated with lease accounting, along with other potential changes associated with the adoption or convergence with IFRS, may materially and adversely affect us.

Additionally, the FASB is considering various changes to GAAP, some of which may be significant, as part of a joint effort with the IASB to converge accounting standards. In particular, FASB has proposed accounting rules that would require companies to capitalize all leases on their balance sheets by recognizing a lessee’s rights and obligations. If the proposal is adopted in its current form, many companies that account for certain leases on an “off balance sheet” basis would be required to account for such leases “on balance sheet.” This change would remove many of the differences in the way companies account for owned property and leased property, and could have a material effect on various aspects of our tenants’ businesses, including their credit quality and the factors they consider in deciding whether to own or lease properties. If the proposal is adopted in its current form, it could cause companies that lease properties to prefer shorter lease terms, in an effort to reduce the leasing liability required to be recorded on the balance sheet. The proposal could also make lease renewal options less attractive, as, under certain circumstances, the rule would require a tenant to assume that a renewal right will be exercised and accrue a liability relating to the longer lease term.

In the future, we may choose to acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Risks Related to Our Indebtedness

We expect to have approximately $2.0 billion principal balance of indebtedness outstanding following this offering and the debt conversion on a pro forma basis, which may expose us to the risk of default under our debt obligations.

Upon the completion of this offering and the debt conversion, we anticipate that our total outstanding consolidated indebtedness will be approximately $2.0 billion principal balance on a pro forma basis, of which $10.5 million (or approximately 0.5%) is variable rate debt (we entered into an amortizing interest rate swap that effectively fixed the interest rate on a significant portion of this variable rate debt at approximately 4.7%), and we may incur significant additional debt to finance future investment activities. In addition, upon the completion of this offering, we expect to enter into a revolving credit facility. Payments of principal and interest on borrowings may leave us with insufficient cash resources to meet our cash needs or make the distributions to our common stockholders currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	cash interest expense and financial covenants relating to our indebtedness may limit or eliminate our ability to make distributions to our common stockholders;

•

we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears interest at variable rates, increases in interest rates could increase our interest expense;

•

we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under any hedge agreements we enter into, such agreements may not effectively hedge interest rate fluctuation risk, and, upon the expiration of any hedge agreements we enter into, we would be exposed to then-existing market rates of interest and future interest rate volatility;

•	we may be forced to dispose of properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•

we may default on our obligations and the lenders or mortgagees may foreclose on our properties or our interests in the entities that own the properties that secure their loans and receive an assignment of rents and leases;

•	we may be restricted from accessing some of our excess cash flow after debt service if certain of our tenants fail to meet certain financial performance metric thresholds;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

The occurrence of any of these events could materially and adversely affect us. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Current market conditions could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all, which could materially and adversely affect us.

Over the last few years, the credit markets have experienced significant price volatility, displacement and liquidity disruptions, including the bankruptcy, insolvency or restructuring of certain financial institutions. These circumstances have materially impacted liquidity in the financial markets, making financing terms for borrowers less attractive, and in certain cases, have resulted in the unavailability of various types of debt financing. As a result, we may be unable to obtain debt financing on favorable terms or at all or fully refinance maturing indebtedness with new indebtedness. Reductions in our available borrowing capacity or inability to obtain credit, including the proposed revolving credit facility that we expect to establish upon the completion of this offering, when required or when business conditions warrant could materially and adversely affect us.

Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates increase, our interest costs and overall costs of capital will increase, which could materially and adversely affect us and our ability to make distributions to our stockholders.

Total debt payments for 2012 and 2013 are $48.3 million (including $40.6 million of scheduled amortization) and $47.7 million (including $42.9 million of scheduled amortization), respectively. We expect to meet these repayment requirements primarily through net cash from operating activities.

Some of our financing arrangements involve balloon payment obligations, which may materially and adversely affect us.

Some of our financings require us to make a lump-sum or “balloon” payment at maturity. Our ability to make any balloon payment is uncertain and may depend on our ability to obtain additional financing or our ability to sell our properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell our properties at a price sufficient to make the balloon payment, if at all. If the balloon payment is refinanced at a higher rate, it will reduce or eliminate any income from our properties. Our inability to meet a balloon payment obligation, through refinancing or sale proceeds, or refinancing on less attractive terms could materially and adversely affect us. We have balloon maturities of $574.6 million in 2016. If we are unable to refinance these maturities or otherwise retire the indebtedness by that time, we could be materially adversely affected, and could be forced to relinquish the related collateral, consisting of 198 properties, including the 112 properties subject to our master lease with Shopko.

Our debt financing agreements, including the proposed revolving credit facility, contain or will contain restrictions and covenants which may limit our ability to enter into or obtain funding for certain transactions, operate our business or make distributions to our common stockholders.

The agreements governing our borrowings, including the proposed revolving credit facility that we expect to enter into upon the completion of this offering, contain or will contain financial and other covenants with which we are or will be required to comply and that limit or will limit our ability to operate our business. These covenants, as well as any additional covenants to which we may be subject in the future because of additional borrowings, could cause us to have to forego investment opportunities, reduce or eliminate distributions to our common stockholders or obtain financing that is more expensive than financing we could obtain if we were not subject to the covenants. In addition, the agreements governing our borrowing may have cross default provisions, which provide that a default under one of our debt financing agreements would lead to a default on all of our debt financing agreements.

If an event of default occurs under certain of our CMBS loans, if the master tenants at the properties which secure the CMBS loans fail to maintain certain EBITDAR ratios or if an uncured monetary default exists under the master leases, then a portion of or all of the cash which would otherwise be distributed to us may be restricted by the lenders and unavailable to us. This would limit the amount of cash available to us for use in our business and could limit or eliminate our ability to make distributions to our common stockholders.

The covenants and other restrictions under our debt agreements affect, among other things, our ability to:

•	incur indebtedness;

•	create liens on assets;

•	sell or substitute assets;

•	modify certain terms of our leases;

•	manage our cash flows; and

•	make distributions to equity holders, including our common stockholders.

Additionally, these restrictions may adversely affect our operating and financial flexibility and may limit our ability to respond to changes in our business or competitive environment, all of which may materially and adversely affect us.

As of December 31, 2011, due to the occurrence of an 84 Lumber Triggering Event under the 84 Lumber CMBS loan and a related provision in the 84 Lumber master lease, 84 Lumber is required to deposit its monthly tax and insurance payments (currently $0.2 million per month) into an account rather than making such payments itself. The monthly tax and insurance payments are held by the CMBS lender in reserve to pay the taxes and insurance as they come due. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—CMBS Loan Secured by 84 Lumber Properties—Cash Management.”

Risks Related to Our Organizational Structure

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in your interest, and as a result may depress the market price of our common stock.

Our charter contains certain restrictions on ownership and transfer of our stock. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. Our board of directors will, upon completion of this offering, grant to                                  exemptions from the ownership limits, subject to various conditions and limitations. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” The restrictions on ownership and transfer of our stock may:

•

discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

•

result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and to set the terms of such newly classified or reclassified shares. See “Description of Our Capital Stock—Common Stock” and “—Preferred Stock.” As a result, we may issue one or more series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of our common stockholders. Although our board of directors has no such intention at the present time, it could establish a class or series of common stock or preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•

“business combination” provisions that, subject to certain limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at anytime within a two-year period immediately prior to the date in question) or any affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that a holder of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding “control shares”) has no voting rights with respect to those shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to opt out of the business combination provisions of the MGCL and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt into the control share provisions of the MGCL at any time in the future, whether before or after an acquisition of control shares.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could be in the best interests of our stockholders. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Termination of the employment agreements with certain members of our senior management team could be costly and prevent a change in control of our company.

The employment agreements with certain members of our senior management team provide that if their employment with us terminates under certain circumstances (including in connection with a change in control of our company), we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of our company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders.

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially and adversely affect us.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Upon the completion of this offering, as permitted by Maryland law, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your and our ability to recover damages from such director or officer will be limited. In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law.

Upon the completion of this offering, we will be a holding company with no direct operations and will rely on funds received from our operating partnership to pay liabilities.

Upon the completion of this offering, we will be a holding company and will conduct substantially all of our operations through our operating partnership. We will not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we will be a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

After giving effect to this offering, we will own directly or indirectly 100% of the interests in our operating partnership. However, in connection with our future acquisition of properties or otherwise, we may issue units of our operating partnership to third parties. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own units of our operating partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any future partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, one of our wholly-owned subsidiaries, Spirit General OP Holdings, LLC, as the general partner of our operating partnership, will have fiduciary duties and obligations to our operating partnership and its future limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. The fiduciary duties and obligations of Spirit General OP Holdings, LLC, as general partner of our operating partnership, and its future partners may come into conflict with the duties of our directors and officers to our company.

Under the terms of the partnership agreement of our operating partnership, if there is a conflict between the interests of our stockholders on one hand and any future limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any future limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or any future limited partners shall be resolved in favor of our stockholders.

The partnership agreement will also provide that the general partner will not be liable to our operating partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any future limited partner, except for liability for the general partner’s intentional harm or gross negligence. Moreover, the partnership agreement will provide that our operating partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would materially and adversely affect us and the value of our common stock.

We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003, and we intend to continue operating in such a manner. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we have qualified as a REIT, or that we will remain qualified as such in the future. If we lose our REIT status, we will face significant tax consequences that would substantially reduce our cash available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the trading price of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries will be subject to tax as regular corporations in the jurisdictions in which they operate.

If our operating partnership fails to qualify as a disregarded entity or partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a disregarded entity for federal income tax purposes. If a property contributor or other third party is admitted to our operating partnership as a limited partner and, as a result, we cease to be the 100% owner (directly or indirectly) of the interests in our operating partnership, our operating partnership would cease to be treated as a disregarded entity, and instead would be treated as a partnership, for federal income tax purposes. As a disregarded entity or partnership, our operating partnership would not be subject to federal income tax on its income. Instead, for federal income tax purposes, if our operating partnership is treated as a disregarded entity, we would be treated as directly earning its income, or if our operating partnership is treated as a partnership, each of its partners, including us, would be allocated, and may be required to pay tax with respect to, such partner’s share of its income. We cannot assure you that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a disregarded entity or partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a disregarded entity or partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We currently own an interest in one taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of any taxable REIT subsidiaries and other nonqualifying assets that we own will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect us and the per share trading price of our common stock.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding any net capital gains, and we will be subject to regular corporate income taxes on our undistributed taxable income to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect us and the per share trading price of our common stock.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status or require us to make an unexpected distribution.

The IRS may take the position that specific sale-leaseback transactions that we treat as leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests or distribution requirements and consequently lose our REIT status effective with the year of re-characterization unless we elect to make an additional distribution to maintain our REIT status. The primary risk relates to our loss of previously incurred depreciation expenses, which could affect the calculation of our REIT taxable income and could cause us to fail the REIT distribution test that requires a REIT to distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In this circumstance, we may elect to distribute an additional dividend of the increased taxable income so as not to fail the REIT distribution test. This distribution would be paid to all stockholders at the time of declaration rather than the stockholders existing in the taxable year affected by the re-characterization.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is 15% through the end of 2012. Dividends payable by REITs, however, generally are not eligible for the 15% rate. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the 15% rate continues to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; or (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect us. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no recent public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there had not been public market for our common stock since 2007, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. We have applied to have our common stock listed on the NYSE. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of shares of our common stock may be volatile following this offering.

The market price of shares of our common stock may fluctuate widely. In addition, the trading volume in shares of our common stock may fluctuate and cause significant price variations to occur. If the market price of shares of our common stock declines significantly, you may be unable to resell your shares of our common stock at or above the public offering price. We cannot assure you that the market price of shares of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the market price or trading volume of shares of our common stock include:

•	actual or anticipated declines in our quarterly operating results or distributions;

•	reductions in our FFO or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of shares of our common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	the realization of any of the other risk factors presented in this prospectus.

There can be no assurance that we will be able to make or maintain cash distributions, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our common stockholders.

We intend to make quarterly cash distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. Our ability to continue to make distributions in the future may be adversely affected by the risk factors described in this prospectus. We can give no assurance that we will be able to make or maintain distributions and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our common stockholders. We can give no assurance that rents from our properties will increase, or that future acquisitions of real properties, mortgage loans or other investments will increase our cash available for distributions to stockholders. In addition, all distributions are made at the discretion of our board of directors and depend on our earnings, our financial condition, maintaining our REIT status and other factors our board of directors deems relevant from time to time.

Distributions are expected to be based upon our FFO, financial condition, cash flows and liquidity, debt service requirements and capital expenditure requirements for our properties. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire properties and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds from this offering, we may fund distributions to our stockholders out of the net proceeds of these offerings, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could materially and adversely affect us. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

Increases in market interest rates may result in a decrease in the value of shares of our common stock.

One of the factors that will influence the price of shares of our common stock will be the distribution yield on shares of our common stock (as a percentage of the price of shares of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our common stock to expect a higher distribution yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the per share trading price of our common stock to decrease.

Broad market fluctuations could negatively impact the market price of shares of our common stock.

The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of shares of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the per share trading price of our common stock.

This offering is expected to be dilutive to earnings, and there may be future dilution to earnings related to shares of our common stock.

Giving effect to the issuance of shares of our common stock in this offering, which may include shares issued pursuant to a full or partial exercise by the underwriters of their over-allotment option, the receipt of the expected net proceeds and the use of those proceeds and the debt conversion, we expect that this offering will have a dilutive effect on our expected earnings per share and FFO per share. The actual amount of dilution cannot be determined at this time and will be based upon numerous factors. The market price of shares of our common stock could decline as a result of issuances or sales of a large number of shares of our common stock in the market after this offering or the perception that such issuances or sales could occur. Additionally, future issuances or sales of substantial amounts of shares of our common stock may be at prices below the initial public offering price of the shares of our common stock offered by this prospectus and may result in further dilution in our earnings and FFO per share and/or materially and adversely impact the per share trading price of our common stock.

The conversion of our TLC indebtedness into shares of our common stock may materially and adversely affect the per share trading price of our common stock.

Upon the completion of this offering, $330 million of our currently outstanding TLC indebtedness will be extinguished and converted into shares of our common stock. The number of shares of our common stock to be issued in the debt conversion depends in part on the initial public offering price. The issuance of shares of our common stock to the holders of TLC indebtedness may be dilutive to our expected earnings per share and expected FFO per share and may also dilute your ownership percentage of our common stock. As a result, the issuance of shares of our common stock in the debt conversion could materially and adversely affect the per share trading price of our common stock. See “Pricing Sensitivity Analysis.”

Future offerings of debt, which would be senior to shares of our common stock upon liquidation, and/or preferred equity securities that may be senior to shares of our common stock for purposes of distributions or upon liquidation, may materially and adversely affect the market price of shares of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities (or causing our operating partnership to issue debt securities). Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to our common stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Our common stockholders are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make distributions to our common stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Our common stockholders bear the risk of our future offerings reducing per share trading price of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of December 31, 2011, upon the completion of this offering and the debt conversion, we will have outstanding             shares of our common stock (or             shares of our common stock if the underwriters exercise in full their over-allotment option). The shares of our common stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional shares of our common stock and preferred shares on the terms and for the consideration it deems appropriate.

Subject to certain exceptions, we and all of our directors, director nominees and officers, substantially all of our continuing investors and the TLC lenders, have agreed that, without the prior written consent of the representatives on behalf of the underwriters (and, in the case of the stock subject to the 270 day restricted period referenced below, the majority of the TLC lenders), we and they will not, during the period ending (1) 180 days, in the case of us and the TLC lenders, or (2) 270 days, in the case of our directors, director nominees and officers and substantially all of our continuing investors, from the date of the completion of this offering, will not offer, sell or agree to sell, directly or indirectly, any shares of our common stock. When the lock-up period expires, our locked-up security holders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up could cause our per share trading price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Holders of             shares of our common stock, which includes shares of our common stock to be issued in the debt conversion,             shares of our common stock held by continuing investors and                              to be granted to our directors, executive officers and other employees, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of our common stock that we may issue under our equity compensation plans. We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the preceding paragraph and in the section of this prospectus captioned “Underwriting” or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. We also may issue from time to time additional shares of our common stock or operating partnership units (which are exchangeable into our common stock) in connection with property acquisitions and may grant additional registration rights in connection with such issuances, pursuant to which we would agree to register the resale of such securities under the Securities Act. The market price of our common stock may decline significantly upon the registration of additional shares of our common stock pursuant to the registration rights described above or future issuances of equity in connection with property acquisitions.

In addition to the underwriting discounts and commissions to be received by the underwriters, they may receive other benefits from this offering.

In addition to the underwriting discounts and commissions to be received by the underwriters, we expect that affiliates of the underwriters will act as lenders under the proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering. This transaction creates a potential conflict of interest because the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive.

Upon completion of this offering, Macquarie Group (US) Holdings No. 1 Pty Limited, an affiliate of Macquarie Capital (USA) Inc., will own approximately         % of our common stock. See “Certain Relationships and Related Transactions—Relationships with Macquarie Capital (USA) Inc.”

The underwriters and/or their affiliates may engage in commercial and investment banking transactions with us and/or our affiliates in the ordinary course of their business. They expect to receive customary compensation and expense reimbursement for these commercial and investment banking transactions.

A lack of research analyst coverage or restrictions on the ability of analysts associated with the co-managers of this offering to publish during certain time periods, including when we report our results of operations, could materially and adversely affect the trading price and liquidity of our common stock.

We cannot assure you that research analysts, including those associated with the underwriters of this offering, will initiate or maintain research coverage of us or our common stock. In addition, regulatory rules prohibit research analysts associated with the co-managers of this offering from publishing or otherwise distributing a research report or from making a public appearance regarding us for 15 days prior to and after the expiration, waiver or termination of any lock-up agreement that we or certain of our stockholders have entered into with the underwriters of this offering. Accordingly, it could be the case that research concerning our results of operations or the possible effects on us of significant news or a significant event will not be published or will be published on a delayed basis. A lack of research or the inability of certain research analysts to publish research relating to our results of operations or significant news or a significant event in a timely manner could materially and adversely affect the trading price and liquidity of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our business and growth strategies, investment and leasing activities and trends in our business, including trends in the market for long-term, triple-net leases of freestanding, single-tenant properties, contain forward-looking statements. When used in this prospectus, the words “estimate,” “anticipate,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “seek,” “approximately” or “plan,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general business and economic conditions;

•	continued volatility and uncertainty in the credit markets and broader financial markets, including potential fluctuations in the CPI;

•

other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments, and potential damages from natural disasters;

•	availability of suitable properties to acquire and our ability to acquire and lease those properties on favorable terms;

•	ability to renew leases, lease vacant space or re-lease space as existing leases expire;

•	the degree and nature of our competition;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	access to debt and equity capital markets;

•	fluctuating interest rates;

•	availability of qualified personnel and our ability to retain our key management personnel;

•	the outcome of any legal proceedings to which we are a party;

•	changes in, or the failure or inability to comply with, government regulation, including Maryland laws;

•	failure to maintain our status as a REIT;

•	changes in the U.S. tax law and other U.S. laws, whether or not specific to REITs; and

•

additional factors discussed in the sections entitled “Business and Properties,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, or $         million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses, in each case, based on the mid-point of the price range set forth on the front cover of this prospectus.

We intend to use $399.0 million of the net proceeds from this offering to repay our outstanding TLB, which matures in August 2013. The TLB requires interest payments based on either (1) LIBOR in effect at the beginning of each interest period plus a spread of 3% or (2) a base rate as defined in the loan agreement. As of December 31, 2011, the rate on the TLB was 3.43%, based on a 6-month LIBOR rate of 0.43% in effect until February 1, 2012. On February 1, 2012, the rate on the term loan became 3.78%, based on a six-month LIBOR rate of 0.78%; this rate will remain in effect until August 1, 2012.

We intend to use $         million of net proceeds to pay expenses associated with securing lenders’ consents to this offering and related transactions. Remaining net proceeds will be used for general business and working capital purposes, including potential future acquisitions.

Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to maintain our qualification as a REIT for federal income tax purposes.

DISTRIBUTION POLICY

We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on             , 2012, based on a distribution rate of $         per share of our common stock for a full quarter. On an annualized basis, this would be $         per share of our common stock, or an annualized distribution rate of approximately     % based on the mid-point of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending December 31, 2012. We do not intend to reduce the annualized distribution per share of our common stock if the underwriters exercise their over-allotment option. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending December 31, 2012, which we have calculated based on adjustments to our pro forma net loss from continuing operations for the 12 months ended December 31, 2011. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12 months ending December 31, 2012, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities or other activities, other than scheduled loan principal payments on mortgage indebtedness that will be outstanding upon the completion of this offering, the use of the net proceeds and the debt conversion and reductions in interest expense associated with loan amortization. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, liquidity or financial condition and have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate, as substantially all of the properties in our portfolio have been in operation for a significant period of time. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense (including the effect of variable rate debt), and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow under our proposed revolving credit facility or otherwise to pay distributions.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions will be at the sole discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect us, see “Risk Factors.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow or raise equity or to reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference on distributions. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our common stockholders. We intend to redeem all of our currently outstanding preferred stock shortly after the completion of this offering, and we currently have no intention to issue any new shares of preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to our common stockholders.

We anticipate that, at least initially, approximately         % of our distributions will exceed our then current and accumulated earnings and profits as determined for federal income tax purposes due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Distributions in excess of our current and accumulated earnings and profits will not be treated as a dividend and will not be taxable to a taxable U.S. stockholder under current federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her shares, but rather will reduce the adjusted tax basis of the shares. In that case, the gain (or loss) recognized on the sale of those shares or upon our liquidation will be increased (or decreased) accordingly. To the extent any non-dividend distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her shares, such excess distributions generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of distributions to our stockholders that exceeds our current and accumulated earnings and profits, if any, may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to our common stockholders, see “Federal Income Tax Considerations.”

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data for the 12 months ended December 31, 2011 and is provided solely for the purpose of illustrating the initial distribution and is not intended to be a basis for determining future distributions. All dollar amounts are in thousands.

Pro forma loss from continuing operations for the 12 months ended December 31, 2011	$
Add: estimated net increases in contractual rental revenue(1)
Less: net decreases in contractual rent income due to tenant lease expirations and other vacancies, assuming no lease renewals(2)
Add: real estate depreciation and amortization
Add: other depreciation and amortization
Add: non-cash impairment charges(3)
Add: amortization of debt discount and deferred financing costs(4)
Less: net effect of non-cash rental revenue(5)
Add: net effect of non-cash interest income on loans receivable(6)
Add: reduction to interest expense associated with the amortization of mortgages and notes payable(7)
Less: reduction in interest income associated with the amortization of loans receivable(8)
Add: litigation expense(9)
Add: non-cash compensation expense(10)

Estimated cash flows from operating activities for the 12 months ending December 31, 2012	$
Add: contractually scheduled cash flows from collections of principal amortization payments on loans receivable(11)
Less: cash disbursement obligations for property and tenant improvements(12)
Less: scheduled principal payments on mortgages and notes payable(13)

Estimated cash available for distribution for the 12 months ending December 31, 2012	$
Total estimated initial annual distribution to stockholders(14)	$
Estimated initial annual distribution per share	$
Payout ratio(15)%

(1)	Represents contractual increases in rental revenue from:

•

contractual increases based on changes in the CPI (including (a) increases that have already occurred but were not in effect for the entire 12 months ended December 31, 2011, (b) actual increases that have occurred from January 1, 2012 through January 31, 2012 and (c) an estimated amount for increases scheduled to occur between February 1, 2012 and December 31, 2012 based on an assumed change in the CPI of 3.00% (the same rate of change as occurred in the CPI between December 31, 2010 and December 31, 2011));

•	scheduled fixed rent increases;

•

net increases from new leases or renewals that were not in effect for the entire 12 months ended December 31, 2011 or that will go into effect during the 12 months ending December 31, 2012 based upon leases entered into through February 29, 2012; and

•	contractual rental revenues associated with leases on real estate investments acquired between January 1, 2012 and February 29, 2012;

net of the effects of contractual rent deferrals and abatements in effect for existing leases and the restructure of master leases primarily related to tenant bankruptcies.
(2)	Represents decreases in rental revenue due to leases that expired or were terminated during the 12 months ended December 31, 2011 or that will expire during the 12 months ending December 31, 2012, assuming no new leases for vacant properties existing as of December 31, 2011 and no lease renewals for leases expiring or terminated after December 31, 2011, unless the property had been re-leased as of February 29, 2012.

(3)	Represents non-cash impairment charges recognized on properties and other assets that were included in continuing operations for the 12 months ended December 31, 2011.
(4)	Represents one year of non-cash interest expense associated with the amortization of the debt discount on our mortgages and notes payable that was recognized as part of our privatization and one year of non-cash interest expense associated with the amortization of deferred financing costs on our mortgages and notes payable.
(5)	Represents one year of net non-cash rental revenues associated with the net straight-line adjustment to rental revenue, the amortization of above- and below-market lease intangibles and the amortization of lease origination costs.
(6)	Represents one year of non-cash interest income adjustments associated with the amortization of fair value adjustments to our loan receivable portfolio recognized as part of our privatization and the amortization of net loan origination costs.
(7)	Represents reductions in contractual interest expense for the 12 months ending December 31, 2012 due to reductions in outstanding principal amount of indebtedness arising from principal amortization payments on our mortgages and notes payable.
(8)	Represents reductions in contractually due interest income for the 12 months ending December 31, 2012 due to reductions in outstanding principal amount of loans receivable arising from principal amortization payments on our loans receivable.
(9)	Represents net litigation costs included in the pro forma loss from continuing operations for the 12 months ended December 31, 2011 associated with two lawsuits brought by former members of our senior management. All claims associated with these lawsuits have been resolved through a final settlement, and we do not expect to incur any other costs relating to these lawsuits.
(10)	Represents non-cash stock-based compensation expense related to equity based awards granted to certain members of our management and included in the pro forma loss from continuing operations for the 12 months ended December 31, 2011.
(11)	Reflects expected cash flows from contractually scheduled collections of principal on our loans receivable portfolio for the 12 months ending December 31, 2012.
(12)	Reflects the expected cash disbursements associated with all known property and tenant improvement obligations projected to be completed during the 12 months ending December 31, 2012.
(13)	Represents scheduled principal amortization on outstanding indebtedness during the 12 months ending December 31, 2012.
(14)	Based on a total of shares of our common stock to be outstanding after this offering and the debt conversion, based on the mid-point of the price range set forth on the front cover of this prospectus.
(15)	Calculated as total estimated initial annual distribution to stockholders divided by estimated cash available for distribution for the 12 months ending December 31, 2012.

CAPITALIZATION

The following table sets forth our historical capitalization as of December 31, 2011 and our pro forma capitalization as of December 31, 2011 to give effect to this offering, the debt conversion and the use of net proceeds as set forth in “Use of Proceeds,” based on the mid-point of the price range set forth on the front cover of this prospectus. This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2011
	Historical	Pro Forma
	(In thousands, except per share amounts)
Debt(1):
Term loan payable, net(2)	$725,735	$—
Mortgage notes payable, net	1,901,411	1,901,411

Stockholders’ Equity:
Preferred stock, $.01 par value per share; 20,000,000 shares authorized, 125 shares issued and outstanding, actual; shares authorized, 125 shares issued and outstanding, pro forma(3)	84
Common stock, $.01 par value per share; 100,000,000 shares authorized, 200 shares issued and outstanding, actual; shares authorized and issued and outstanding, pro forma(4)	—
Capital in excess of par value	1,004,324
Accumulated deficit	(470,496)
Accumulated other comprehensive loss	(7,552)

Total stockholders’ equity	526,360

Total Capitalization	$3,153,506

(1)	We expect to enter into a proposed $ revolving credit facility, which we expect to be undrawn at the completion of this offering.
(2)	Upon the completion of this offering, the $330 million of TLC will be extinguished and converted into shares of our common stock. In addition, we intend to use a significant portion of the net proceeds from this offering to repay the remaining balance outstanding under the term loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Term Loan and Debt Conversion” and “Pricing Sensitivity Analysis.”
(3)	As of December 31, 2011, we had 125 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock outstanding. We intend to redeem all shares of such preferred stock shortly after the completion of this offering. See “Description of Our Capital Stock—Preferred Stock—Series A Preferred Stock.”
(4)	Pro forma common stock outstanding gives effect to the for 1 stock dividend to be paid prior to the completion of this offering and includes (a) shares to be held by continuing investors, (b) shares to be issued in this offering, (c) shares to be issued in the debt conversion (based on the mid-point of the price range set forth on the front cover of this prospectus) and (d) to be granted to our directors, executive officers and other employees, and excludes (a) shares of our common stock issuable upon the exercise of the underwriters’ over-allotment option in full and (b) shares of our common stock reserved for future issuance under the Incentive Award Plan, as more fully described in “Executive Compensation—Incentive Award Plan.”

As described in further detail in “Pricing Sensitivity Analysis,” the number of shares of our common stock to be issued in the debt conversion depends, in part, on our initial public offering price. Assuming an initial public offering price of $         per share (which is the mid-point of the price range set forth on the front cover of this prospectus), we expect to issue              shares of our common stock to the TLC lenders. The following table sets forth the total number of shares to be issued in the debt conversion, assuming different initial public offering prices within the price range set forth on the front cover of this prospectus:

Assumed Initial Public Offering Price Per Share	Total Number of Shares of Our Common Stock to be Issued Pursuant to the Debt Conversion
$	shares
$	shares
$	shares
$	shares
$	shares
$	shares
$	shares
$	shares

Any change in our initial public offering price above the maximum price reflected in the above table would decrease the total number of shares issued in the debt conversion and any change in our initial public offering price below the minimum price reflected in the above table would increase the total number of shares issued in the debt conversion.

DILUTION

If you invest in our common stock in this offering, you will experience an immediate increase in the net tangible book value of your shares from the initial public offering price and there will be no dilution in net tangible book value to new investors in this offering.

SELECTED FINANCIAL DATA

Spirit Finance Corporation was formed in August 2003 as a Maryland corporation. We became a public company in December 2004 and we were subsequently taken private in August 2007. We refer to our company prior to our privatization as the “Predecessor.”

Our historical consolidated balance sheet data as of December 31, 2011 and 2010 and consolidated operating data for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. Our historical consolidated balance sheet data as of December 31, 2009, 2008 and 2007, our consolidated operating data for the year ended December 31, 2008 and the five months ended December 31, 2007 and the consolidated operating data for the seven months ended July 31, 2007 of our Predecessor have been derived from historical consolidated financial statements not included in this prospectus. Our historical consolidated financial data included below and set forth elsewhere in this prospectus are not necessarily indicative of our future performance.

Our unaudited selected pro forma consolidated financial and operating data as of and for the year ended December 31, 2011 assumes the completion of this offering, the debt conversion and related transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

You should read the following selected financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	The Company							Predecessor

				(in thousands, except per share data)
	Year Ended December 31,						Historical five- month period ended December 31, 2007	Historical seven- month period ended July 31, 2007
	Pro forma 2011		Historical 2011	Historical 2010	Historical 2009	Historical 2008
	(unaudited)					(unaudited)	(unaudited)	(unaudited)
Operating Data:
Revenues:
Rentals		$268,616	$268,616	$268,588	$265,047	$265,887	$106,854	$131,805
Interest income on loans receivable		6,772	6,772	9,572	10,098	13,364	3,645	4,327
Interest income and other		820	820	14,481	6,477	4,969	1,434	3,409

Total revenues		276,208	276,208	292,641	281,622	284,220	111,933	139,541

Expenses:
General and administrative		19,218	28,371	19,622	19,853	23,048	7,286	19,218
Litigation		151	151	22,282	—	—	—	—
Privatization costs		—	—	—	—	—	294	18,468
Property costs		5,279	5,279	2,884	2,964	2,792	478	953
Interest		130,355	169,888	173,054	208,538	231,194	94,831	73,085
Depreciation and amortization		110,809	110,809	111,220	111,983	111,512	44,868	31,803
Impairments		14,042	14,042	23,879	7,584	5,521	—	—

Total expenses		279,854	328,540	352,941	350,922	374,067	147,757	143,527

Loss from continuing operations before other income (expense) and income tax (benefit) expense		(3,646)	(52,332)	(60,300)	(69,300)	(89,847)	(35,824)	(3,986)
Total other income (expense)		—	—	(3,110)	6,810	—	—	—

Loss from continuing operations before income tax (benefit) expense		(3,646)	(52,332)	(63,410)	(62,490)	(89,847)	(35,824)	(3,986)
Income tax (benefit) expense		(60)	(60)	239	3,346	1,134	344	84

Loss from continuing operations		$(3,586)	(52,272)	(63,649)	(65,836)	(90,981)	(36,168)	(4,070)

(Loss) income from discontinued operations(1)			(11,591)	(22,888)	(56,847)	(63,538)	7,915	16,776

Net (loss) income			$(63,863)	$(86,537)	$(122,683)	$(154,519)	$(28,253)	$12,706

Loss per share of common stock from continuing operations:
Basic:	$

Diluted:	$

Weighted average outstanding shares of common stock:
Basic

Diluted

(1)	Gains and losses from property dispositions during a period or expected losses from properties classified as held for sale at the end of the period, as well as all operations from those properties, are reclassified to and reported as part of “discontinued operations.”

	The Company						Predecessor
			(dollars in thousands)
	Year Ended December 31,					Historical five- month period ended December 31, 2007	Historical seven- month period ended July 31, 2007
	Pro forma 2011	Historical 2011	Historical 2010	Historical 2009	Historical 2008
	(unaudited)			(unaudited)	(unaudited)	(unaudited)	(unaudited)

Balance Sheet Data (end of period):
Gross investments including related lease intangibles	$3,582,870	$3,582,870	$3,610,834	$3,740,261	$3,997,614	$4,058,970
Real estate, net	2,867,302	2,867,302	2,979,496	3,116,070	3,387,276	3,576,128
Cash and cash equivalents	90,312	49,536	88,341	65,072	76,634	33,045
Total assets	3,263,437	3,231,561	3,396,842	3,618,507	4,012,914	4,170,447
Debt obligations, net	1,901,411	2,627,146	2,730,994	2,866,923	3,089,248	3,218,353
Total liabilities	1,977,104	2,705,201	2,806,741	2,948,828	3,217,235	3,367,930
Stockholders equity	1,286,333	526,360	590,101	669,679	795,679	802,517

Other Data (unaudited):
Cash NOI from continuing operations before lease termination fees(1)	$268,596	$268,596	$273,540	$270,537	$278,873	$109,715	$137,122
FFO(2)		$69,782	$70,563	$58,112	$57,741	$21,897	$48,175
FFO from continuing operations, as adjusted(2)	$118,223	$69,537	$95,151	$40,243	$24,525	$8,923	$46,085
EBITDA from continuing operations(3)	$237,518	$228,365	$220,864	$258,031	$252,859	$103,875	$100,902
EBITDA from continuing operations, as adjusted(3)	$251,711	$242,558	$270,135	$258,805	$258,380	$104,169	$119,370
Number of properties in investment portfolio	1,153	1,153	1,161	1,157	1,291	1,277	1,151
Owned properties occupancy at period end (based on number of properties)	98%	98%	96%	99%	99%	100%

(1)	Cash NOI from continuing operations before lease termination fees, or cash NOI, represents net income (loss) (computed in accordance with GAAP), excluding non-cash revenues, lease termination fees, general and administrative expenses, litigation expenses, privatization costs, interest expense, depreciation and amortization, impairments, other income (expense) and tax expense. Cash NOI is a supplemental non-GAAP financial measure. We use Cash NOI as a supplemental performance measure because we believe that Cash NOI is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding non-cash revenue, lease termination fees, general and administrative expenses, litigation expenses, privatization costs, interest expense, depreciation and amortization, impairments, other income (expense) and tax expense, which do not relate to or are not indicative of the operating performance of our properties at the property level, Cash NOI provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and property operating costs. However, because Cash NOI excludes these items and captures neither the changes in the value of our properties that result from use or market conditions, all of which have real economic effects and could materially impact our results from operations, the utility of Cash NOI as a measure of our performance is limited. In addition, other equity REITs may not calculate Cash NOI in the same manner that we do. Accordingly, Cash NOI should be considered only as a supplement to net income (loss) as a measure of our performance. Cash NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions or service indebtedness. The following table sets forth a reconciliation of our Cash NOI to net income (loss), the nearest GAAP equivalent, for the periods presented:

	The Company						Predecessor

			(dollars in thousands)
	Year Ended December 31,					Historical five- month period ended December 31, 2007	Historical seven- month period ended July 31, 2007
	Pro forma 2011	Historical 2011	Historical 2010	Historical 2009	Historical 2008
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
Cash NOI from continuing operations before lease termination fees:
Net (loss) income		$(63,863)	$(86,537)	$(122,683)	$(154,519)	$(28,253)	$12,706
Minus: (Loss) income from discontinued operations		(11,591)	(22,888)	(56,847)	(63,538)	7,915	16,776

Loss from continuing operations	$(3,586)	(52,272)	(63,649)	(65,836)	(90,981)	(36,168)	(4,070)
Adjustments:
Non-cash revenues	(2,333)	(2,333)	(2,336)	(2,268)	(2,555)	(1,740)	(1,466)
Lease termination fees	—	—	(13,881)	(5,853)	—	—	—
General and administrative	19,218	28,371	19,622	19,853	23,048	7,286	19,218
Litigation	151	151	22,282	—	—	—	—
Privatization costs	—	—	—	—	—	294	18,468
Interest	130,355	169,888	173,054	208,538	231,194	94,831	73,085
Depreciation and amortization	110,809	110,809	111,220	111,983	111,512	44,868	31,803
Impairments	14,042	14,042	23,879	7,584	5,521	—	—
Other (income) expense	—	—	3,110	(6,810)	—	—	—
Income tax (benefit) expense	(60)	(60)	239	3,346	1,134	344	84

Cash NOI from continuing operations before lease termination fees	$268,596	$268,596	$273,540	$270,537	$278,873	$109,715	$137,122

(2)	We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding real estate-related depreciation and amortization, impairment charges and net losses (gains) on the disposition of assets. FFO is a supplemental non-GAAP financial measure. We use FFO as a supplemental performance measure because we believe that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate-related depreciation and amortization, gains and losses from property dispositions and impairment charges, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO will be used by investors as a basis to compare our operating performance with that of other equity REITs. However, because FFO excludes depreciation and amortization and does not capture the changes in the value of our properties that result from use or market conditions, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO as we do, and, accordingly, our FFO may not be comparable to such other equity REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income (loss) as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions or service indebtedness. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. FFO from continuing operations, as adjusted, represents net income (loss) from continuing operations, adjusted to eliminate the impact of real estate-related depreciation and amortization, impairment charges, litigation costs, privatization costs and other income (expense). We believe that it is useful to investors to exclude the effect of discontinued operations, litigation costs, privatization costs and other income (expense) because these items are not reflective of ongoing operational items. The following table sets forth a reconciliation of our FFO to net income (loss), the nearest GAAP equivalent, and our FFO from continuing operations, as adjusted, to net income (loss) from continuing operations, the nearest GAAP equivalent, for the periods presented:

	The Company						Predecessor

			(dollars in thousands)
	Year Ended December 31,					Historical five- month period ended December 31, 2007	Historical seven- month period ended July 31, 2007
	Pro forma 2011	Historical 2011	Historical 2010	Historical 2009	Historical 2008
FFO:	(unaudited)				(unaudited)	(unaudited)	(unaudited)
Net (loss) income		$(63,863)	$(86,537)	$(122,683)	$(154,519)	$(28,253)	$12,706
Depreciation and amortization of real estate assets		111,777	113,476	118,576	127,540	50,888	36,391
Impairments on real estate assets		19,132	43,233	27,537	62,244	18	1,107
Net losses (gains) on the disposition of assets		2,736	391	34,682	22,476	(756)	(2,029)

FFO		$69,782	$70,563	$58,112	$57,741	$21,897	$48,175

FFO from continuing operations, as adjusted:
Loss from continuing operations	$(3,586)	$(52,272)	$(63,649)	$(65,836)	$(90,981)	$(36,168)	$(4,070)
Adjustments:
Depreciation and amortization of real estate assets from continuing operations	110,716	110,716	111,048	111,813	111,303	44,797	31,687
Impairment of real estate assets from continuing operations	10,942	10,942	22,360	1,076	4,203	—	—

FFO from continuing operations	$118,072	$69,386	$69,759	$47,053	$24,525	$8,629	$27,617

Adjustments:
Litigation	151	151	22,282	—	—	—	—
Privatization costs	—	—	—	—	—	294	18,468
Other (income) expense	—	—	3,110	(6,810)	—	—	—

FFO from continuing operations, as adjusted	$118,223	$69,537	$95,151	$40,243	$24,525	$8,923	$46,085

(3)	EBITDA from continuing operations represents net income (loss) before the cumulative effect of net (loss) income from discontinued operations, interest expense, depreciation and amortization and tax expense. EBITDA from continuing operations is a supplemental non-GAAP financial measure. We use EBITDA from continuing operations as a supplemental performance measure because we believe that EBITDA from continuing operations is beneficial to investors as a starting point in measuring our operational performance. However, because EBITDA from continuing operations excludes net (loss) income from discontinued operations, interest expense, depreciation and amortization and tax expense, all of which have real economic effects and could materially impact our results from operations, the utility of EBITDA from continuing operations as a measure of our performance is limited. In addition, other equity REITs may not calculate EBITDA from continuing operations in the same manner that we do. Accordingly, EBITDA from continuing operations should be considered only as a supplement to net income (loss) as a measure of our performance. EBITDA from continuing operations should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions or service indebtedness. EBITDA from continuing operations, as adjusted, represents EBITDA from continuing operations, adjusted to eliminate the impact of litigation costs, privatization costs, impairments and other income (expense), as we believe these items are not reflective of ongoing operational items. The following table sets forth a reconciliation of our EBITDA from continuing operations and our EBITDA from continuing operations, as adjusted, to net income (loss), the nearest GAAP equivalent, for the periods presented:

	The Company						Predecessor
		(dollars in thousands)
	Year Ended December 31,					Historical five- month period ended December 31, 2007	Historical seven- month period ended July 31, 2007
	Pro forma 2011	Historical 2011	Historical 2010	Historical 2009	Historical 2008
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
EBITDA from continuing operations:
Net (loss) income		$(63,863)	$(86,537)	$(122,683)	$(154,519)	$(28,253)	$12,706
Minus: Net (loss) income from discontinued operations		(11,591)	(22,888)	(56,847)	(63,538)	7,915	16,776

Loss from continuing operations	$(3,586)	(52,272)	(63,649)	(65,836)	(90,981)	(36,168)	(4,070)
Adjustments:
Interest expense	130,355	169,888	173,054	208,538	231,194	94,831	73,085
Depreciation and amortization	110,809	110,809	111,220	111,983	111,512	44,868	31,803
Income tax (benefit) expense	(60)	(60)	239	3,346	1,134	344	84

EBITDA from continuing operations	$237,518	$228,365	$220,864	$258,031	$252,859	$103,875	$100,902

Adjustments:
Litigation	151	151	22,282	—	—	—	—
Privatization costs	—	—	—	—	—	294	18,468
Impairments	14,042	14,042	23,879	7,584	5,521	—	—
Other (income) expense	—	—	3,110	(6,810)	—	—	—

EBITDA from continuing operations, as adjusted	$251,711	$242,558	$270,135	$258,805	$258,380	$104,169	$119,370

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the “Selected Financial Data,” “Business and Properties” and consolidated financial statements and related notes that are included elsewhere in this prospectus. Where appropriate, the following discussion includes the effects of the completion of this offering, the use of the net proceeds and the debt conversion on a pro forma basis. These effects are reflected in our pro forma consolidated financial statements located elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” or in other parts of this prospectus.

Overview

We invest in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service and distribution industries. Single-tenant, operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where our tenants conduct retail, service or distribution activities that are essential to the generation of their sales and profits. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. In support of our primary business of owning and leasing real estate, we have also strategically originated or acquired long-term, commercial mortgage and equipment loans.

We generate our revenue primarily by leasing our properties to our tenants. As of December 31, 2011, our undepreciated gross investment in real estate and loans totaled approximately $3.6 billion, representing investment in 1,153 properties, including properties securing our mortgage loans. Of this amount, 98.2% consisted of our gross investment in real estate, representing ownership of 1,064 properties, and the remaining 1.8% consisted of commercial mortgage and equipment loans receivable secured by 89 properties or related assets. As of December 31, 2011, our owned properties were approximately 98.4% occupied (based on number of properties), and our leases had a weighted-average non-cancelable remaining lease term (based on annual rent) of approximately 11.8 years. Our leases are generally long-term, with non-cancelable initial terms typically of 15 to 20 years and tenant renewal options for additional terms. As of December 31, 2011, approximately 96% of our leases (based on annual rent) provided for increases in future annual base rent.

We were formed in 2003 and became a public company in December 2004. We were subsequently taken private by a consortium of private investors in August 2007 in a transaction that was structured and led by an affiliate of Macquarie Capital (USA) Inc., one of the underwriters of this offering, which we refer to as our privatization. Following our privatization, we initially continued to execute our business plan and grow our portfolio. However, during 2008, in response to deteriorating economic conditions, we shifted our focus to reducing our indebtedness and managing our portfolio. From January 1, 2008 to December, 31 2011, we reduced our indebtedness by $629.5 million. The vast majority of the owned properties in our portfolio as of December 31, 2011 were acquired prior to our privatization. We have begun to pursue acquisition opportunities and have completed approximately $60 million of acquisitions since September 30, 2011. Our future acquisition activities will be focused on investments consistent with our past practice and current portfolio.

Prior to March 2008, we were a self-administered and self-managed REIT. From March 2008 through June 2011, we were externally managed by an affiliate, Spirit Finance Capital Management, LLC, or the Manager, under an advisory management agreement, or the Advisory Management Agreement. On June 30, 2011, we terminated the Advisory Management Agreement and re-acquired all of the assets and liabilities of the Manager for a net cash purchase price of approximately nine thousand dollars. In connection with this acquisition, the personnel of the Manager again became our employees. This transaction has been accounted for as a combination of entities under common control; accordingly, our consolidated financial statements have been retroactively restated to reflect the consolidation for all periods presented. The Manager was responsible for managing all of our day-to-day operations, including monitoring our investment portfolio, identifying assets for acquisition and disposition and other activities on our behalf in return for payment of management fees. As of June 30, 2011, we have re-assumed the role of managing and performing all of our business operations and are a self-administered and self-managed REIT.

Upon the completion of this offering, we expect our operations to be carried out through Spirit Realty Finance, L.P., our operating partnership, which will be formed as a Delaware limited partnership. Spirit General OP Holdings, LLC, one of our wholly-owned subsidiaries, will be the sole general partner and own 1.0% of our operating partnership. We will be the sole limited partner and own the remaining 99.0% of our operating partnership. Although upon the completion of this offering our operating partnership will be wholly-owned by us, in the future some of our property acquisitions could be made by issuing units of our operating partnership in exchange for property owned by third parties. In general, any operating partnership units issued to third-parties would be exchangeable for cash or, at our election, shares of our common stock at specified ratios set from time-to-time when the operating partnership units are issued. See “Description of the Partnership Agreement of Spirit Realty Finance, L.P.”

As more fully described below, upon the completion of this offering and the debt conversion, we expect to have approximately $2.0 billion principal balance of outstanding indebtedness on a pro forma basis. We also expect to have approximately $         million of cash and cash equivalents on hand and a proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering. The purchasers of common stock in this offering, TLC lenders, continuing investors, and directors, executive officers and other employees as a group (assuming vesting of all equity awards) will own approximately     %,     %,     % and     %, respectively, of our outstanding common stock upon the completion of this offering, the use of the net proceeds and the debt conversion (assuming that the initial public offering price per share equals the mid-point of the price range set forth on the front cover of this prospectus).

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Factors that May Influence Our Operating Results

Rental Revenue

Our revenues are generated predominantly from receipt of rental revenue. Our ability to grow rental revenue will depend on our ability to acquire additional properties, increase rental rates and/or occupancy. Approximately 96% of our leases contain rent escalators, or provisions that periodically increase the base rent payable by the tenant under the lease. Generally, our rent escalators increase rent at specified dates by: (1) a fixed amount; or (2) the lesser of (a) 1 to 1.25 times any increase in the CPI over a specified period, or (b) a fixed percentage, typically 1% to 2% per year. As of December 31, 2011, 98.4% of our owned properties (based on number of properties) were occupied.

Rental revenues from Shopko and 84 Lumber totaled 26.7% and 6.8%, respectively, of our total rental revenue for the year ended December 31, 2011 and 25.8% and 6.8%, respectively, for the year ended December 31, 2010. Because a significant portion of our revenues are derived from rental revenues received from Shopko and 84 Lumber, defaults, breaches or delay in payment of rent by these tenants may materially and adversely affect us. See “Risk Factors—A substantial number of our properties are leased to one tenant, which may result in increased risk due to tenant and industry concentrations” and “—One tenant, operating in the building materials industry, leases a substantial number of our properties and has been adversely affected by the current economic environment, which may result in increased risk of tenant default.”

Without giving effect to the exercise of tenant renewal options, the weighted average remaining term of our leases as of December 31, 2011 was 11.8 years (based on annual rent). Approximately 6.2% of our leases (based on annual rent) as of December 31, 2011 will expire prior to January 1, 2016. See “Business and Properties—Our Real Estate Investment Portfolio—Lease Expirations.” The stability of our rental revenue generated by our properties depends principally on our tenants’ ability to pay rent and our ability to collect rents, renew expiring leases or re-lease space upon the expiration or other termination of leases, lease currently vacant properties and maintain or increase rental rates at our leased properties. Adverse economic conditions, particularly those that affect the markets in which our properties are located, or downturns in our tenants’ industries could impair our tenants’ ability to meet their lease obligations to us and our ability to renew expiring leases or re-lease space. In particular, the bankruptcy of one or more of our tenants could adversely affect our ability to collect rents from such tenant and maintain our portfolio’s occupancy.

Our ability to grow revenue will depend, to a significant degree, on our ability to acquire additional properties. We primarily focus on opportunities to provide capital to small and middle market companies that we conclude have stable and proven operating histories and attractive credit characteristics, but lack the access to capital that large companies often have. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships in the real estate industry will provide us access to an ongoing pipeline of attractive investment opportunities.

We believe our current pipeline of investment opportunities is robust and is steadily increasing. These opportunities typically have initial asking “cap rates” ranging from 7.50% to 9.50% (i.e., the ratio of the expected annual rent to be received from the opportunity to the offer price of the opportunity), which has been a generally consistent range throughout the year. These opportunities range from large, widely-marketed transactions with investment grade tenants to small, off-market transactions with non-rated tenants.

Our Triple-Net Leases

We generally lease our properties to tenants pursuant to long-term, triple-net leases that require the tenant to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. As of December 31, 2011, over 95% of our properties (based on annual rent) are subject to triple-net leases. Occasionally, we have entered into a lease pursuant to which we retain responsibility for the costs of structural repairs and maintenance. Although these instances are infrequent and have not historically resulted in significant costs to us, an increase in costs related to these responsibilities could negatively influence our operating results. Similarly, an increase in the vacancy rate of our portfolio would increase our costs, as we would be responsible for costs that our tenants are currently required to pay. Additionally, approximately 0.28% of our rental revenue for the year ended December 31, 2011 is contingent rent based on a percentage of the tenant’s gross sales. Approximately 65.0% of our annual rent is attributable to master leases, where multiple properties are leased to a single tenant on an “all or none” basis and which contain cross-default provisions. Where appropriate, we seek to use master leases to prevent a tenant from unilaterally giving up underperforming properties while maintaining well performing properties.

Interest Expense

Upon the completion of this offering and the debt conversion, there will be no amounts outstanding under the term loan (which will be extinguished), and we expect to have approximately $2.0 billion principal balance outstanding of predominately secured, fixed-rate mortgage notes payable on a pro forma basis. During the year ended December 31, 2011, the weighted average interest rate on our fixed and variable-rate debt, excluding the amortization of deferred financing costs and debt discounts, was approximately 6.12%. Our initial fixed-rate debt structure will provide us with a stable and predictable cash requirement related to our debt service. The variable rate debt is a single mortgage note; we entered into an interest rate swap that effectively fixed the interest rate at approximately 4.7% on a significant portion of this variable rate debt. We amortize on a non-cash basis the deferred financing costs and debt discounts associated with our fixed-rate debt to interest expense using the effective interest rate method over the terms of the related notes. For the year ended December 31, 2011, non-cash interest expense recognized on our fixed and variable-rate debt to be outstanding upon the completion of this offering totaled approximately $9.7 million. Any changes to our debt structure, including borrowings under the proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering or debt financing associated with property acquisitions, could materially influence our operating results depending on the terms of any such indebtedness. Most of our debt provides for scheduled principal payments. As principal is repaid, our interest expense decreases. For example, we have $40.6 million in scheduled principal debt payments (before balloon payments due at maturity) due in 2012. Those principal payments will result in a decrease in interest expense of approximately $2 million per year.

General and Administrative Expenses

General and administrative expenses include employee compensation costs, professional fees, consulting, portfolio servicing costs and other general and administrative expenses. As a public company, we estimate our annual general and administrative expenses will increase by approximately $2.2 million due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters.

Transaction Costs

As we acquire properties, we may incur transaction costs that we are required to expense.

Impact of Inflation

Our leases typically contain provisions designed to mitigate the adverse impact of inflation on our results of operations. Since tenants are typically required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not adversely affect us. However, increased operating expenses at vacant properties and the limited number of properties that are not subject to full triple-net leases could cause us to incur additional operating expense. Additionally, our leases generally provide for rent escalators (see “—Rental Revenue” above) designed to mitigate the effects of inflation over a lease’s term. However, since some of our leases do not contain rent escalators and many that do limit the amount by which rent may increase, any increase in our rental revenue may not keep up with the rate of inflation.

Critical Accounting Policies and Estimates

Our accounting policies are determined in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that are subjective in nature and, as a result, our actual results could differ materially from our estimates. Estimates and assumptions include, among other things, subjective judgments regarding the fair values and useful lives of our properties for depreciation and lease classification purposes, the collectability of receivables and asset impairment analysis. Set forth below are the more critical accounting policies that require management judgment and estimates in the preparation of our consolidated financial statements.

Real Estate Investments

Revenue Recognition

We lease real estate to our tenants under long-term, triple-net leases that are classified as operating leases. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Lease origination fees are deferred and amortized over the related lease term as an adjustment to rental revenue. Our leases generally provide for rent escalations throughout the lease terms (see “—Factors that May Influence Our Operating Results—Rental Revenue” above). For leases that provide for specific contractual escalations, rental revenue is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue, calculated as the aggregate difference between the rental revenue recognized on a straight-line basis and scheduled rents, represents unbilled rent receivables that we will receive only if the tenants make all rent payments required through the expiration of the initial term of the leases. The accrued rental revenue representing this straight-line adjustment is subject to an evaluation for collectability, and we record a provision for losses. Leases that have contingent rent escalators indexed to future increases in the CPI may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (1) 1 to 1.25 times any increase in the CPI over a specified period or (2) a fixed percentage. Because of the volatility and uncertainty with respect to future changes in the CPI, our inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the entire term of these leases and our view that the multiplier does not represent a significant leverage factor, rental revenue from leases with this type of escalator are recognized only after the changes in the rental rates have occurred.

Some of our leases also provide for contingent rent based on a percentage of the tenant’s gross sales. For contingent rentals that are based on a percentage of the tenant’s gross sales, we recognize contingent rental revenue when the change in the factor on which the contingent lease payment is based actually occurs.

We suspend revenue recognition if the collectability of amounts due pursuant to a lease is not reasonably assured or if the tenant’s monthly lease payments become more than 60 days past due, whichever is earlier.

Lease termination fees are included in “interest income and other” on our consolidated statements of operations and recognized when there is a signed termination agreement and all of the conditions of the agreement have been met and the tenant no longer occupies the property.

Purchase Accounting and Acquisition of Real Estate; Property Held for Sale

We allocate the purchase price of real estate to the tangible and intangible assets and liabilities acquired based on their estimated fair values. In making estimates of fair values for this purpose, we use a number of sources, including independent appraisals and information obtained about each property as a result of our pre-acquisition due diligence and our marketing and leasing activities. Property classified as held for sale is recorded at the lower of its carrying value or its fair value less anticipated selling costs.

Lease Intangibles

Lease intangibles, if any, acquired in conjunction with the purchase of real estate represent the value of in-place leases and above- or below-market leases. For real estate acquired subject to existing lease agreements, in-place lease intangibles are valued based on our estimates of the carrying costs that would be incurred during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases at the time of the acquisition, and are amortized on a straight-line basis over the remaining initial term of the related lease. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the leases at the time of acquisition of the real estate and our estimate of current market lease rates for the property, measured over a period equal to the remaining initial term of the lease. Capitalized above-market lease intangibles are amortized over the remaining initial terms of the respective leases as a decrease to rental revenue. Below-market lease intangibles are amortized as an increase in rental revenue over the remaining initial terms of the respective leases plus any fixed-rate renewal periods on those leases. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in our statements of operations.

Depreciation

Our real estate portfolio is depreciated using the straight-line method over the estimated remaining useful life of the properties, which generally range from 20 to 50 years for buildings and improvements and is 15 years for land improvements. Portfolio assets classified as held for sale are not depreciated.

Impairment

We review our real estate investments and related lease intangibles periodically for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider factors such as expected future undiscounted cash flows, estimated residual value, market trends (such as the effects of leasing demand and competition) and other factors in making this assessment. An asset is considered impaired if its carrying value exceeds its estimated undiscounted cash flows and the impairment is calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

Discontinued Operations

We actively manage our portfolio, and, accordingly, from time to time, we may strategically sell real estate as a part of our long-term strategy of managing risk. Generally, each time properties are sold, gains and losses from such dispositions and all operations from the properties previously reported as part of “loss from continuing operations” are reclassified to “discontinued operations.”

Provision for Doubtful Accounts

We review our rent receivables for collectability on a regular basis, taking into consideration changes in factors such as the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable with respect to any tenant is in doubt, a provision for uncollectible amounts will be established or a write-off of the specific receivable will be made. Uncollected accounts receivable are written off against the allowance when all possible means of collection have been exhausted. For accrued rental revenues related to the straight-line method of reporting rental revenue, we establish a provision for losses based on our estimate of uncollectible receivables and our assessment of the risks inherent in our portfolio, giving consideration to historical experience and industry default rates for long-term receivables.

Loans Receivable

In support of our primary business of owning and leasing real estate, we have also strategically originated or acquired long-term, commercial mortgage and equipment loans receivable. Mortgage loans are secured by single-tenant, operationally essential real estate. Equipment loans are secured by equipment used by tenants of properties owned or financed by us. The loans are carried at cost, including related unamortized premiums.

Revenue Recognition

Interest income on mortgage and equipment loans is recognized using the effective-interest method applied on a loan-by-loan basis. Direct costs associated with originating loans are offset against any related fees received and the balance, along with any premium or discount, is deferred and amortized as an adjustment to interest income over the terms of the related loans using the effective-interest method. A loan is placed on non-accrual status when the loan has become 60 days past due or earlier if we believe full recovery of the contractually specified payments of principal and interest is doubtful. While on non-accrual status, interest income is recognized only when received.

Impairment and Provision for Loan Losses

We periodically evaluate the collectability of our loans receivable, including accrued interest, by analyzing the underlying property-level economics and trends, collateral value and quality, and other relevant factors in determining the adequacy of our allowance for loan losses. A loan is determined to be impaired when we determine, based on current information, that it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowances for loan losses are provided for impaired loans on an individual loan basis in the amount by which the carrying value exceeds the estimated fair value of the underlying collateral less disposition costs. Delinquent loans receivable are written off against the allowance when all possible means of collection have been exhausted.

Accounting for Derivative Financial Instruments and Hedging Activities

We use derivative instruments such as interest rate swaps and caps for purposes of reducing exposures to fluctuations in interest rates associated with certain of our financing transactions. We may incur additional variable rate debt in the future, including amounts that we may borrow under the proposed revolving credit facility that we expect to enter into upon the completion of this offering, and we may choose to seek to hedge the interest rate risk ascribed with any such debt. At the inception of a hedge transaction, we enter into a contractual arrangement with the hedge counterparty and formally document the relationship between the derivative instrument and the financing transaction being hedged, as well as its risk management objective and strategy for undertaking the hedge transaction. At inception and at least quarterly thereafter, a formal assessment is performed to determine whether the derivative instrument has been highly effective in offsetting changes in cash flows of the related financing transaction and whether it is expected to be highly effective in the future.

The fair value of the derivative instrument is recorded on the balance sheet as either an asset or liability. For derivatives designated as cash flow hedges, the effective portions of the corresponding change in fair value of the derivatives are recorded in accumulated other comprehensive income within stockholders’ equity. Changes in fair value reported in other comprehensive income are reclassified to operations in the period in which operations are affected by the underlying hedged transaction. Any ineffective portions of the change in fair value are recognized immediately in general and administrative expense. The amounts paid or received on the hedge are recognized as adjustments to interest expense.

Income Taxes

Our REIT Status

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. To maintain our qualification as a REIT, we are required to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided that we qualify for taxation as a REIT, we are generally not subject to corporate level federal income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. We are still subject to state and local income and franchise taxes and to federal income and excise tax on our undistributed income. If we fail to qualify as a REIT in any taxable year and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. Unless entitled to relief under specific statutory provisions, we would be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Our Taxable REIT Subsidiary (TRS)

On January 15, 2009, we formed Spirit Management Company II, a Maryland corporation that is wholly-owned by us and which we refer to as our TRS. We have elected, together with our TRS, to treat our TRS as a taxable REIT subsidiary for federal income tax purposes. A taxable REIT subsidiary generally may provide both customary and non-customary services to tenants of its parent REIT and engage in other activities that the parent REIT may not engage in directly without adversely affecting its qualification as a REIT. See “Federal Income Tax Considerations—Taxation of Our Company—General—Ownership of Interests in Taxable REIT Subsidiaries.” Currently, our TRS does not provide any services to our tenants or conduct other material activities. However, our TRS or another taxable REIT subsidiary of ours may in the future provide services to certain of our tenants. We may form additional taxable REIT subsidiaries in the future, and we may contribute some or all of our interests in certain wholly-owned subsidiaries or their assets to a taxable REIT subsidiary of ours. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable), as a regular C corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries. Historically, we have not actively pursued or engaged in material activities that would require the use of our TRS.

Share-Based Compensation

Prior to the completion of this offering, we intend to adopt the Incentive Award Plan, which we expect will provide for the issuance of stock-based equity instruments, including potential grants of stock options, stock appreciation rights, restricted stock, dividend equivalent rights and other stock-based awards or any combination of the foregoing. Awards granted under the Incentive Award Plan may require service-based vesting over a period of years subsequent to the grant date and resulting equity-based compensation expense, measured at the fair value of the award on the date of grant, will be recognized as an expense in our financial statements over the vesting period. We will account for awards granted under applicable stock-based compensation guidance contained in FASB Accounting Standards Codification (ASC) 718.

Results of Operations

Comparison of Year Ended December 31, 2011 and Year Ended December 31, 2010

The following discussion includes the results of our continuing operations as summarized in the table below:

	Continuing Operations Year ended December 31,
	2011	2010	Change	%
		(in thousands)
Revenues:
Rentals	$268,616	$268,588	$28	(0.0)%
Interest income on loans receivable	6,772	9,572	(2,800)	(29.3)%
Interest income and other	820	14,481	(13,661)	(94.3)%

Total revenues	276,208	292,641	(16,433)	(5.6)%

Expenses:
General and administrative	28,371	19,622	8,749	44.6%
Litigation	151	22,282	(22,131)	(99.3)%
Property costs	5,279	2,884	2,395	83.0%
Interest	169,888	173,054	(3,166)	(1.8)%
Depreciation and amortization	110,809	111,220	(411)	(0.4)%
Impairments	14,042	23,879	(9,837)	(41.2)%

Total expenses	328,540	352,941	(24,401)	(6.9)%

Loss from continuing operations before other income (expense) and income tax (benefit) expense	(52,332)	(60,300)	7,968	13.2%
Gains on debt repurchases	—	9,455	(9,455)	(100.0)%
Loss on sale of loans receivable	—	(12,565)	12,565	100.0%

Loss from continuing operations before income tax (benefit) expense	(52,332)	(63,410)	(11,078)	17.5%
Income tax (benefit) expense	(60)	239	(299)	(1.25)%

Loss from continuing operations(1)	$(52,272)	$(63,649)	$11,377	17.9%

(1)	For the years ended December 31, 2011 and 2010, losses of $11,591 and $22,888, respectively, resulted from discontinued operations.

Revenues

For the year ended December 31, 2011, approximately 97.5% of our lease and loan revenues were attributable to long-term leases. Total revenue decreased by $16.4 million to $276.2 million for the year ended December 31, 2011 as compared to $292.6 million for same period in 2010. The decrease in revenue was due primarily to the receipt of $13.9 million in non-recurring lease termination revenue recognized during the year ended December 31, 2010 for the removal of 24 properties from eight leases and a decrease in interest income of $2.8 million due to sale of two variable rate loans receivable in December 2010.

Rentals. Rental revenues for the years ended December 31, 2011 and 2010 remained constant at $268.6 million for each period. Contractually specified rent increases from our leases during 2011 offset the recognition of $2.6 million in deferred rent received from one of our tenants during 2010. Rental revenue attributable to non-cash straight-line rent and amortization of above and below-market lease intangibles for the years ended December 31, 2011 and 2010 was $2.6 million and $2.7 million, respectively, representing approximately 1.0% of total rental revenue from continuing operations for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2011, 98.4% (based on number of properties) of our owned properties were occupied. The majority of our nonperforming leases were in the restaurant and automotive industries. We regularly review and analyze the operational and financial condition of our tenants and the industries in which they operate in order to identify underperforming properties that we may seek to dispose of in an effort to mitigate risks in the portfolio. During the year ended 2011, we sold 25 vacant and two underperforming properties. As of December 31, 2011, 17 of our properties, representing approximately 1.6% of our owned properties, were vacant and not generating rent, compared to 40 vacant properties, representing 3.7% of our owned properties, as of December 31, 2010.

Interest income on loans receivable. Interest income on loans receivable decreased by $2.8 million to $6.8 million in the year ended ended December 31, 2011 as compared to $9.6 million for the same period in 2010. The decrease in interest income was primarily due to the sale of two variable rate loans receivable in December 2010 with an aggregate principal amount of $73.9 million.

Interest income and other. Interest income and other decreased by $13.7 million to $0.8 million for the year ended December 31, 2011 as compared to $14.5 million for the same period in 2010. The decrease in interest income and other was due primarily to $13.9 million in lease termination revenue recognized in 2010. Lease termination revenue frequently results from negotiations with tenants who have individual underperforming properties which make up a portion of a master lease. In certain of these circumstances, in exchange for a termination fee, we may agree to lower the lease payment under the master lease and remove the underperforming property from the master lease. This generates higher revenue for the period in which the termination fee is received, but may result in lower revenue in future periods, depending on if and how quickly and at what rate the newly-vacant properties can be re-leased.

Expenses

General and administrative. General and administrative expenses increased by $8.8 million to $28.4 million for the year ended December 31, 2011 as compared to $19.6 million for the same period in 2010. This increase was due to higher executive and financial consulting fees related to the modification of our term loan partially offset by lower legal fees, employee compensation and recognition of non-cash unrealized losses on an interest rate swap contract related to our term loan, which we assumed in connection with our privatization and subsequently terminated in August 2009. The recognition of unrealized losses arose from expected repurchases of the term loan and the required acceleration of a portion of the originally forecasted hedged transaction now probable of not occurring. Excluding consulting fees of $12.3 million and $5.0 million for the years ended December 31, 2011 and 2010, respectively, our general and administrative expenses for the year ended December 31, 2011 were $16.1 million as compared to $14.6 million for the same period in 2010.

Litigation. In the year ended December 31, 2010, we incurred $22.3 million of litigation costs associated with two lawsuits brought by former members of our senior management that were settled in December 2010.

Property costs. Our leases are generally triple-net and provide that the tenant is responsible for the payment of all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Therefore, we are generally not responsible for operating costs related to the properties, unless a property is not subject to a triple-net lease or is vacant. Total property costs increased by $2.4 million to $5.3 million for the year ended December 31, 2011 as compared to $2.9 million for the same period in 2010. The increase in property costs was due to a rise in the average number of property vacancies, from an average of 25 vacant properties during the year ended December 31, 2010 to 31 during the comparable period in 2011.

Interest. Interest expense decreased by $3.2 million to $169.9 million for the year ended December 31, 2011 as compared to $173.1 million for the same period in 2010. The decrease in interest expense was due to a reduction in the outstanding principal amount of our debt by $146.6 million during 2010 as compared to $121.8 million during 2011, partially offset by an increase in non-cash interest expense during 2011 related to the modification of our term loan. Despite the termination of an interest rate swap contract in 2009, we recognized some non-cash interest expense through the amortization of the amounts recorded in other comprehensive loss as of the date of the swap termination. This amortization will continue until the term loan is repaid in full, which we expect will take place upon the completion of this offering, the use of the net proceeds and the debt conversion. Debt reduction was funded, in part, with net proceeds from the sale of certain assets.

The following table summarizes our interest expense and related borrowings from continuing operations:

	Continuing Operations Year ended December 31,
	2011	2010
	(in thousands)
Interest expense—term loan payable	$26,631	$27,735
Interest expense—mortgage and notes payable	120,600	125,851
Amortization of deferred financing costs	3,599	4,728
Amortization of net losses related to interest rate swap contract	4,500	4,714
Amortization of debt discount	14,558	10,026

Total interest expense	$169,888	$173,054

Weighted average debt outstanding before term loan and debt discount(1)	$1,969,376	$2,041,679
Weighted average term loan	766,014	820,458
Weighted average debt discount(1)	(64,642)	(71,981)

Weighted average debt outstanding	$2,670,748	$2,790,156

Adjusted interest(2)/weighted average mortgage and notes payable	6.12%	6.16%
Term loan interest(3)/weighted average term loan payable	3.48%	3.38%

(1)	Excludes debt associated with discontinued operations.
(2)	Excludes interest expense associated with the term loan, amortization of deferred financing costs and debt discounts.
(3)	Excludes interest expense associated with amortization of deferred financing costs and net losses related to a hedging contract.

Depreciation and amortization. Depreciation and amortization expense relates primarily to depreciation on the commercial buildings and improvements we own and to amortization of the related lease intangibles. Depreciation and amortization expense decreased by $0.4 million to $110.8 million for the year ended December 31, 2011 as compared to $111.2 million for the same period in 2010. The slight decrease in the depreciation and amortization expense was primarily due to higher amortization of lease intangibles during 2010 associated with lease terminations. The following table summarizes our depreciation and amortization expense from continuing operations:

	Continuing Operations Year ended December 31,
	2011	2010
	(in thousands)
Depreciation of real estate assets	$92,612	$92,178
Other depreciation	93	172
Amortization of lease intangibles	18,104	18,870

Total depreciation and amortization	$110,809	$111,220

Impairments. Impairment charges on properties and other assets that are classified as part of continuing operations were $14.0 million and $23.9 million for the years ended December 31, 2011 and 2010, respectively. We strategically seek to identify non-performing properties that we may re-lease or dispose of in an effort to improve our returns. An increase in vacancy associated with our disposition or re-leasing strategies may trigger impairment charges when the expected future cash flows from the properties from sale or re-lease are less than their net book value.

The following table summarizes our impairment loss from continuing operations:

	Continuing Operations Year ended December 31,
	2011	2010
	(in thousands)
Real estate and intangible asset impairment	$10,802	$18,013
Write-off of lease intangibles due to lease terminations	41	4,322
Loan receivable impairment	3,100	1,520
Other impairment	99	24

Total impairment loss	$14,042	$23,879

Discontinued Operations

Gains and losses from property dispositions during a period or expected losses from properties classified as held for sale at the end of the period, as well as all operations from those properties, are reclassified to and reported as part of “discontinued operations.”

For the years ended December 31, 2011 and 2010, we recognized a total loss from discontinued operations of $11.6 million and $22.9 million, respectively, which includes $1.5 million and $5.4 million, respectively, in losses attributable to the properties held for sale at the end of each period. Non-cash impairment charges included in the loss from discontinued operations for the years ended December 31, 2011 and 2010 were $8.2 million and $20.9 million, respectively.

Comparison of Year Ended December 31, 2010 and Year Ended December 31, 2009

The following discussion includes the results of our continuing operations as summarized in the table below:

	Continuing Operations Year ended December 31,
	2010	2009	Change	%
	(in thousands)
Revenues:
Rentals	$268,588	$265,047	$3,541	1.3%
Interest income on loans receivable	9,572	10,098	(526)	(5.2)%
Interest income and other	14,481	6,477	8,004	123.6%

Total revenues	292,641	281,622	11,019	3.9%

Expenses:
General and administrative	19,622	19,853	(231)	(1.2)%
Litigation	22,282	—	22,282	100.0%
Property costs	2,884	2,964	(80)	(2.7)%
Interest	173,054	208,538	(35,484)	(17.0)%
Depreciation and amortization	111,220	111,983	(763)	(0.7)%
Impairments	23,879	7,584	16,295	214.9%

Total expenses	352,941	350,922	2,019	0.6%

Loss from continuing operations before other income (expense) and income tax expense	(60,300)	(69,300)	9,000	13.0%
Gains on debt repurchases	9,455	—	9,455	100.0%
Loss on sale of loans receivable	(12,565)	—	(12,565)	(100.0)%
Gain on sale of available-for-sale security	—	6,810	(6,810)	(100.0)%

Loss from continuing operations before income tax expense	(63,410)	(62,490)	(920)	(1.5)%

Income tax expense	239	3,346	(3,107)	(92.9)%

Loss from continuing operations(1)	$(63,649)	$(65,836)	$2,187	3.3%

(1)	For the years ended December 31, 2010 and 2009, losses of $22,888 and $56,847, respectively, resulted from discontinued operations.

Revenues

For the year ended December 31, 2010, approximately 96.6% of our lease and loan revenues were attributable to long-term leases. Total revenues increased by $11.0 million to $292.6 million for the year ended December 31, 2010 as compared to $281.6 million for 2009. The increase was primarily due to an $8.0 million increase in lease termination revenue recognized during 2010. We recognized $13.9 million of lease termination revenue for the year ended December 31, 2010 as compared to $5.9 million for 2009. Lease termination revenue is recorded in interest income and other.

Rentals. Rental revenues increased by $3.6 million to $268.6 million for the year ended December 31, 2010 as compared to $265.0 million for 2009. This increase was attributable to contractually specified rent increases and recognition of $2.6 million in previously deferred rent collected from one of our tenants. Rental revenue attributable to non-cash straight-line rent and amortization of above and below-market lease intangibles for the years ended December 31, 2010 and 2009 was $2.7 million and $2.6 million, respectively, representing approximately 1.0% of total rental revenue from continuing operations for the years ended December 31, 2010 and 2009.

As of December 31, 2010, 96.3% (based on number of properties) of our owned properties were occupied. The majority of our nonperforming leases were in the restaurant and industrial industries. As of December 31, 2010, 40 of our properties, representing approximately 3.7% of our owned properties, were vacant and not generating rent, compared to six vacant properties, representing 0.6% of our owned properties, as of December 31, 2009. The increase in vacancy was attributable to our aggressive management of underperforming and non-performing tenants in pursuit of our long-term strategy of enhancing the stability of our portfolio; in particular, the discretionary termination of 24 properties under eight leases in exchange for lease termination fees.

Interest income on loans receivable. Interest income on loans receivable decreased by $0.5 million to $9.6 million for the year ended December 31, 2010 as compared to $10.1 million for 2009. The decrease in interest income was primarily due to the sale of 25 loans receivable at the end of March 2009, the prepayment of two notes receivable during the second quarter of 2010 and a lower weighted average yield. The lower yield was primarily due to a decline in the average interest rate on two variable rate loans with an aggregate principal amount of $73.9 million. The two variable rate loans were sold in December 2010.

Interest income and other. Interest income and other was $14.5 million for the year ended December 31, 2010 and included $13.9 million in lease termination revenue. The lease termination revenue in 2010 related to the removal of 24 properties under eight leases. For 2009, interest income and other totaled $6.5 million which included $5.9 million in lease termination revenue. Lease termination and settlement fees frequently result from negotiations with tenants who have individual underperforming properties which make up a portion of a master lease. In these circumstances, we may agree to lower the lease payment under the master lease in exchange for a termination fee and exit of the underperforming property. This generates higher current period revenue, but may result in lower revenue in future periods, depending on how quickly the newly-vacant properties can be re-leased and at what rate.

Expenses

General and administrative. General and administrative expenses decreased by $0.3 million to $19.6 million for the year ended December 31, 2010 as compared to $19.9 million for 2009. This decrease was due to lower employee compensation costs of $2.5 million offset by higher legal and consulting expenses of $2.1 million.

Litigation. During the year ended December 31, 2010, we incurred $22.3 million of litigation costs, net of insurance recoveries, associated with two lawsuits brought by former members of our senior management, which were settled before year end. We do not expect to incur any other significant costs relating to these two lawsuits, as all claims have been resolved through a final settlement.

Property costs. Total property costs decreased by $0.1 million to $2.9 million for the year ended December 31, 2010 as compared to $3.0 million for 2009.

Interest. Interest expense decreased by $35.4 million to $173.1 million for the year ended December 31, 2010 as compared to $208.5 million for 2009, reflecting the termination of an interest rate swap contract in 2009 and lower debt levels in 2010. Debt reduction was funded, in part, with net proceeds from the sale of certain assets.

The following table summarizes our interest expense and related borrowings from continuing operations:

	Continuing Operations
	Year ended December 31,
	2010	2009
	(in thousands)
Interest expense—term loan payable	$27,735	$52,882 (1)
Interest expense—short-term credit facility	—	4,695
Interest expense—mortgage and notes payable	125,851	129,647
Amortization of deferred financing costs	4,728	8,401
Amortization of net losses related to interest rate swap contract	4,714	2,555
Amortization of debt discount	10,026	10,358

Total interest expense	$173,054	$208,538

Weighted average debt outstanding before term loan and debt discount(2)	$2,041,679	$2,186,755
Weighted average term loan	820,458	850,000
Weighted average debt discount(2)	(71,981)	(82,644)

Weighted average debt outstanding	$2,790,156	$2,954,111

Adjusted interest(3)/weighted average credit facility and mortgages and notes payable	6.16%	6.14%
Term loan interest(4)/weighted average term loan payable	3.38%	6.22%

(1)	Includes related hedge expense while the related swap contract was outstanding in 2009.
(2)	Excludes debt associated with discontinued operations.
(3)	Excludes interest expense associated with the term loan, amortization of deferred financing costs and debt discounts.
(4)	Excludes interest expense associated with amortization of deferred financing costs and net losses related to a hedging contract.

Depreciation and amortization. Depreciation and amortization expense decreased by $0.8 million to $111.2 million for the year ended December 31, 2010 as compared to $112.0 million for 2009. The decrease in the depreciation and amortization expense was primarily due to higher amortization of lease intangibles in 2009 associated with lease terminations. The following table summarizes our depreciation and amortization expense from continuing operations:

	Continuing Operations
	Year ended December 31,
	2010	2009
	(in thousands)
Depreciation of real estate assets	$92,178	$91,490
Other depreciation	172	169
Amortization of lease intangibles	18,870	20,324

Total depreciation and amortization	$111,220	$111,983

Impairments. We recorded $23.9 million in impairment losses for the year ended December 31, 2010 as compared to $7.6 million for 2009 on properties and other assets that are classified as part of continuing operations. During the year ended December 31, 2010, the impairment charges were primarily attributable to a rise in property vacancies. Increased vacancies trigger impairment charges when the properties’ expected future cash flows from sale or re-lease are less than their net book value. Excluding the loan receivable impairment discussed below, the auto dealership, industrial and restaurant industries contributed to virtually all of the total impairment charges for the year ended December 31, 2010. The 2010 impairment losses also included approximately $4.6 million for the impairment or write-off of lease intangible assets recorded as part of the purchase accounting allocation caused by our privatization. During the year ended December 31, 2010, we increased our loan loss reserve by $1.5 million, resulting in a loan loss reserve at year end of $3.6 million, or approximately 4.7% of the outstanding principal balance of our loans.

The following table summarizes our impairment loss from continuing operations:

	Continuing Operations
	Year ended December 31,
	2010	2009
	(in thousands)
Real estate and intangible asset impairment	$18,013	$141
Write-off of lease intangibles due to lease terminations	4,322	884
Loan receivable impairment	1,520	6,509
Other impairment	24	50

Total impairment loss	$23,879	$7,584

Gains on debt repurchases

As part of our deleveraging efforts, during 2010 we purchased $51.0 million of our term loan debt and $13.8 million of our fixed-rate mortgage notes at a discount, generating gains totaling $9.5 million after fees and other costs. There were no debt repurchases in 2009.

Gain on sale of available-for-sale security

As part of acquiring the real estate of a tenant in 2004, we received a warrant to purchase shares of the tenant’s common stock, and in November 2008 we purchased the stock pursuant to the warrant. The shares were subject to a repurchase option by the tenant, and the tenant repurchased the common stock from us in 2009, generating $7.4 million of net cash proceeds and a gain of $6.8 million, $3.7 million net of tax.

Loss on sale of loans receivable

During the year ended December 31, 2010, we sold two loan receivables generating $61.3 million of net cash sales proceeds and recognized a net loss of $12.6 million. During the year ended December 31, 2009, we sold 25 loan receivables generating $10.9 million of net cash sale proceeds and recognized impairment losses of $3.3 million prior to the transactions.

Discontinued Operations

For the years ended December 31, 2010 and 2009, we recognized total losses from discontinued operations of $22.9 million and $56.8 million, respectively. The portion of these losses attributable to the properties held for sale at the end of each period was a net loss of $5.4 million in 2010 and net income of $0.5 million in 2009. Non-cash impairment charges included in the loss from discontinued operations for the years ended December 31, 2010 and 2009 were $20.9 million and $26.5 million, respectively.

In addition, during the year ended December 31, 2009, we sold 112 properties which generated $160.4 million of net cash sales proceeds and recorded an aggregate net loss of $34.7 million that is included in the loss from discontinued operations. A majority of the proceeds were used to pay down a maturing short-term credit facility. During the year ended December 31, 2010, we sold five properties and recognized an aggregate net loss of $0.4 million.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for our operating expenses, including costs relating to servicing our outstanding debt, and cash distributions. We expect to meet our short-term liquidity requirements primarily from cash and cash equivalents, net cash from operating activities and borrowings under the proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering. We believe that our long-term, triple-net leases provide stable rental revenue during various market environments, as illustrated by the fact that our rental revenue from continuing operations for the years 2009, 2010 and 2011, which included periods of significant economic challenge, remained relatively stable at $265.0 million, $268.6 million and $268.6 million, respectively.

Our long-term liquidity requirements consist primarily of funds necessary to acquire additional properties, selectively fund notes receivable and repay indebtedness. We expect to meet our long-term liquidity requirements through various sources of capital, including borrowings under the proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering, net cash from operating activities, future financings, working capital, proceeds from select sales of our properties and other secured and unsecured borrowings. However, there are a number of factors that may have a material and adverse effect on our ability to access these capital sources, including the current state of the overall equity and credit markets, our degree of leverage, our unencumbered asset base, borrowing restrictions imposed by our lenders, general market conditions for REITs, our operating performance, liquidity and market perceptions about us. The success of our business strategy will depend, in part, on our ability to access these various capital sources.

As of December 31, 2011, we had $49.5 million of cash and cash equivalents as compared to $88.3 million as of December 31, 2010. This decrease resulted primarily from the use of $70.0 million of cash and cash equivalents to reduce the outstanding balance of our term loan, partially offset by cash generated from operations.

We believe that the completion of this offering, the use of the net proceeds and the debt conversion will improve our financial position by reducing our debt by $729.0 million. During 2011, 2010 and 2009, we reduced our outstanding indebtedness each year by $110.4 million, $146.6 million and $232.8 million, respectively. In addition, upon the completion of this offering, we expect to enter into a $         million revolving credit facility that we intend to use, among other things, to finance the acquisition of additional properties and to provide for working capital and other corporate purposes.

Indebtedness to be Outstanding after this Offering

Upon the completion of this offering and the debt conversion, we will have approximately $2.0 billion principal balance outstanding of long-term debt on a pro forma basis (this represents a decrease of approximately $1.4 billion of long-term debt from January 1, 2008). The following table sets forth as of December 31, 2011 the long-term indebtedness we expect to be outstanding upon the completion of this offering on a pro forma basis:

	Pro Forma Amount Outstanding (in thousands)	Annual Interest Rate		Maturity	Balloon Payment due at Maturity (in thousands)
$ million revolving credit facility(1)	$0				$—
Master Trust Facility(2):
Series 2005-1, Class A-1 amortizing mortgage note	123,364	5.05%		July 2020	—
Series 2005-1, Class A-2 interest-only mortgage note	258,300	5.37%		July 2020	258,300
Series 2006-1, Class A amortizing mortgage note	252,817	5.76%		March 2021	167,465
Series 2007-1, Class A amortizing mortgage note	327,367	5.74%		March 2022	249,736
CMBS:
Notes, balloon due 2012	7,817	5.90%		December 2012	7,690
Note, balloon due 2013	5,090	6.25%		February 2013	4,751
Notes, balloons due 2014	31,837	5.40%		December 2014	29,761
Notes, balloons due 2015	104,927	5.26%–5.62%		June 2015- October 2015	96,587
Notes, balloons due 2016	39,354	5.04%–8.39%		February 2016	36,184
Notes, balloons due 2016	573,569	6.59%		June 2016	528,958
Note, balloon due 2017	54,194	5.85%		January 2017	49,759
Note, balloon due 2017	145,561	6.17%		May 2017	133,709
Note, balloon due 2017	21,896	6.64%		August 2017	19,903
Secured variable rate note, due 2016(3)	10,497	1m LIBOR + 3.25	%(4)	October 2016	9,496
Unsecured fixed-rate promissory note, due 2021	1,690	7.00%		December 2021	—

	1,958,280				$1,592,299

Unamortized debt discount	(56,869)

Total mortgages and notes payable	$1,901,411

(1)	Upon the completion of this offering, we expect to enter into a $ million revolving credit facility.
(2)	Our loans are subject to customary terms and conditions. As of December 31, 2011, we were in compliance with all loan covenants.
(3)	Maturity date in October 2016 assumes exercise of our two one-year extension options under the note agreement.
(4)	We have entered into an amortizing interest rate swap with a December 31, 2011 notional amount of $7.0 million that effectively fixed the interest rate on that portion of this debt at approximately 4.7%

We primarily use long-term, fixed-rate debt to finance our properties on a “match-funded” basis. In general, the obligor of our property-level debt is a special purpose entity that holds the real estate and other collateral securing the indebtedness. We seek to use property-level financing that bears interest at an annual rate less than the annual rent on the related lease(s) and that matures prior to the expiration of such lease(s). As of December 31, 2011, on a pro forma basis, we had approximately $2.0 billion principal balance of outstanding indebtedness with a weighted average annual interest rate of 6.12% and a weighted average maturity of 6.8 years.

Most of this debt is partially amortizing and requires a balloon payment at maturity. We can provide no assurance that we will be able to refinance our indebtedness as it matures with replacement debt financing on similar terms or at all, should we choose to do so, or that we will be able to otherwise repay indebtedness at maturity. Our ability to refinance debt will depend upon many factors, including the then current value of the property securing the indebtedness to be refinanced and the amount of debt financing lenders are willing to provide, expressed as a percentage of the securing property’s value.

Scheduled debt payments as of December 31, 2011 (on a pro forma basis) are as follows:

Year	Scheduled Principal Amortization	Balloon Payments at Maturity(1)	Total
	(in thousands)
2012	40,639	7,690	48,329
2013	42,932	4,751	47,683
2014	45,544	29,761	75,305
2015	46,573	96,587	143,160
2016	40,119	574,638	614,757
Thereafter	150,174	878,872	1,029,046

Total	$365,981	$1,592,299	$1,958,280

(1)	Material balloon payments subsequent to 2016 are as follows: $203.4 million due in 2017, $258.3 million due in 2020, $167.5 million due in 2021 and $249.7 million due in 2022.

The recent reduction in our outstanding indebtedness, described above, has reduced our interest expense by $3.2 million for the year ended December 31, 2011 compared to the same period in 2010. We have $7.7 million of debt maturing in 2012. As noted, we expect to fund interest and amortization payments with cash and cash equivalents or net cash from operating activities.

Description of Certain Debt

Term Loan and Debt Conversion

In connection with our privatization, we assumed the term loan, which had an original principal balance of $850.0 million. The proceeds of the term loan were used to partially fund the consideration payable to our former stockholders in connection with our privatization. As of December 31, 2011, the term loan had an outstanding principal balance of $729.0 million, after giving effect to our 2010 and 2011 repurchases aggregating $121.0 million of principal balance.

In July 2011, the credit agreement relating to the term loan was amended to effectively separate the loan into two tranches: TLB, with an outstanding principal balance of $399.0 million, and TLC, with an outstanding principal balance of $330.0 million (after giving effect to our July 2011 repurchase of $70.0 million of TLC). Both tranches maintain the same rights and privileges as under the original credit agreement. However, the holders of TLC have granted us the option to convert all or any portion of the TLC into our common stock in connection with a “Qualifying IPO” (as defined in our conversion agreement with the TLC lenders). In exchange for this option, we paid a fee of $6.6 million to the TLC lenders and agreed to issue shares of our common stock equal in value to 110.0% to 117.0% of the principal amount of the portion of the TLC converted in connection with a Qualifying IPO. The amount of the conversion premium is determined, in part, by reference to the initial public offering price of our common stock. See “Pricing Sensitivity Analysis.” We expect that this offering will be a Qualifying IPO, and we will convert all $330.0 million of the outstanding TLC into shares of our common stock. In addition, we will use a portion of the net proceeds from this offering to repay in full the $399.0 million principal balance of TLB. However, if we do not fully convert the outstanding TLC into common stock in connection with a Qualifying IPO, each holder of the TLC will have the right, with respect to the portion of its TLC holdings not initially converted by us, to cause us to convert all or any portion of such outstanding TLC into common stock or receive an amount in cash equal to 2.0% of the principal amount of TLC not converted into common stock together with all amounts (including principal and accrued and unpaid interest) owed under the portion of TLC not converted into common stock.

The term loan is prepayable without penalty at any time and is subject to various financial and non-financial covenants. As of December 31, 2011, we were in compliance with our covenants under the term loan and all of our other outstanding indebtedness. As discussed above, upon the completion of this offering, the use of the net proceeds and the debt conversion, there will no longer be any amounts outstanding under the term loan.

Master Trust Facility

General Overview. Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Spirit Master Funding III, LLC, or the Master Trust Issuers, all of which are our indirect wholly-owned subsidiaries, have issued net-lease mortgage notes payable, or the Notes, with an aggregate outstanding principal balance, as of December 31, 2011, of $961.8 million, that is secured by all assets owned by the Master Trust Issuers. Pursuant to an amended and restated property management and servicing agreement, dated as of March 17, 2006, among the Master Trust Issuers, us and Midland Loan Services, Inc., we provide property management services with respect to the mortgaged properties and service the related leases.

Starting in 2005, three series of Notes were issued: (1) Notes issued by Spirit Master Funding, LLC, which we refer to as the Series 2005-1 Notes, with an aggregate outstanding principal balance, as of December 31, 2011, of $381.6 million; (2) Notes issued by Spirit Master Funding II, LLC, which we refer to as the Series 2006-1 Notes, with an aggregate outstanding principal balance, as of December 31, 2011, of $252.8 million; and (3) Notes issued by Spirit Master Funding III, LLC, which we refer to as the Series 2007-1 Notes, with an aggregate outstanding principal balance, as of December 31, 2011, of $327.4 million. The proceeds from the sale of the Notes were generally used to repay balances outstanding under then-existing credit facilities, and the remaining proceeds were used to provide funds for real estate acquisitions.

Maturity and Interest. The Series 2005-1 Notes mature on July 20, 2020 and have a weighted average annual interest rate of 5.27%. The Series 2006-1 Notes mature on March 20, 2021 and have an annual interest rate of 5.76%. The Series 2007-1 Notes mature on March 20, 2022 and have an interest rate of 5.74%. Annual interest expense on the Notes also includes debt insurer premiums of 0.30% to 0.32% of the outstanding principal amount of the Notes paid to Ambac Assurance Corporation.

Prepayment. Subject to a yield maintenance premium, the Notes may be prepaid.

Security. The Notes are secured by a lien on all of the property owned by the Master Trust Issuers. Currently there are 727 pledged assets securing the Notes. The agreement permits substitution of real estate collateral from time to time subject to certain conditions.

Events of Default. An event of default will occur if the Master Trust Issuers fail to pay interest on the Notes when due, materially default in compliance with the material covenants contained in the documents evidencing the Notes or the mortgages on the mortgaged property collateral or if a bankruptcy or other insolvency event occurs. Under the master trust indenture, we have a number of Master Trust Issuer covenants including requirements to pay any taxes and other charges levied or imposed upon the Master Trust Issuers and to comply with specified insurance requirements. We are also required to ensure that all uses and operations on or of our properties comply in all material respects with all applicable environmental laws. In addition, if at any time the cash flow coverage ratio is less than 1.25, excess cash will be deposited into a reserve account to be used for payments to be made pursuant to the Notes, to the extent there is a shortfall. As of December 31, 2011, we were in compliance with all such covenants.

CMBS

We have entered into 26 CMBS loans which as of December 31, 2011 had an aggregate outstanding principal balance of $1.0 billion (before unamortized debt discounts) and are secured by properties with an aggregate gross investment value in excess of $1.7 billion. As of December 31, 2011, the CMBS loans had a weighted average annual interest rate of 6.27% and a weighted average maturity of 4.4 years. As of December 31, 2011, approximately 350 of our properties, leased by 18 of our tenants, were pledged as collateral for our CMBS loans. The CMBS loans are secured by mortgages on the leased property and related assets and, beyond that, are non-recourse to us except for customary non-recourse carve-outs which are guaranteed by Spirit Finance Corporation. Twelve of our CMBS loans, representing 1.6% of our total mortgage debt or 3.2% of our total CMBS debt, are secured by property leased to United Supermarkets, LLC, and are cross-defaulted and cross-collateralized. As of December 31, 2011, these 12 loans had an aggregate outstanding principal balance of approximately $31.8 million (before unamortized debt discounts) and each had an annual interest rate of 5.4%. None of our other CMBS loans include cross-default provisions. Two of our significant CMBS loans are described below.

CMBS Loan Secured by Shopko Properties

General Overview. The 112 properties leased to Shopko pursuant to a master lease among Spirit SPE Portfolio 2006-1, LLC, Spirit SPE Portfolio 2006-2, LLC and Shopko, dated as of May 31, 2006, are subject to senior mortgage debt with an original principal amount of $545.7 million. The debt has been divided into six separate notes which have been securitized.

Maturity and Interest. The loan has a maturity date of June 5, 2016 and bears interest at an annual rate of 6.59%. The loan requires monthly payments of principal and interest of $3.5 million.

Security. The loan is secured by a first priority lien on all of the property owned by Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC, all of the reserve accounts established by the loan documents, the rents and all personal property of Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC. Currently there are 112 properties securing the loan.

Prepayment. The loan may be voluntarily defeased in whole, subject to satisfaction of customary defeasance requirements in effect for a prepayment prior to April 5, 2016, at which time the loan may be voluntarily prepaid without penalty or premium.

Events of Default. The loan agreement contains customary events of default, including the non-payment of principal or interest, default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. Under our loan agreement we have a number of borrower covenants including quarterly and annual financial reporting requirements (disclosing, among other things, a calculation of the debt service coverage ratio for the preceding 12 month period presented) that are to be provided to the lender and certified by an officer of us. We are required to pay any taxes and other charges levied or assessed or imposed against our properties. We are required to obtain and maintain, in full force, certain insurance policies for ourselves and our properties. We are also required to be in compliance in all material respects with all applicable environmental laws. Without lender consent or the satisfaction of specified conditions, we are restricted from any modification of the loan agreement or property substitutions.

Cash Management. All rents and other amounts paid to the borrower under the Shopko lease must be deposited into an account, or the Shopko Property Account, controlled by the lender. Provided that no Shopko Triggering Event (as defined below) has occurred and is continuing, all available funds in the Shopko Property Account may be disbursed to the borrower. From and after the occurrence of a Shopko Triggering Event, which is defined as the earlier to occur of: (1) the date that the lender determines, based on the financial statements delivered to the lender, that Shopko’s EBITDAR ratio, as determined under the loan agreement, for the immediately preceding 12 month period is less than or equal to 1.15:1:00; (2) an uncured monetary event of default under the Shopko lease; or (3) an event of default under the loan, funds sufficient to pay the following month’s tax, insurance, replacement reserve and ground rent deposits shall be withheld by the lender. In addition, if (a) Shopko’s EBITDAR ratio is less than 1.10:1.00 but greater than 1.00:1.00, then 50% of all excess cash otherwise available for release to the borrower shall be withheld by the lender and (b) Shopko’s EBITDAR ratio is less than or equal to 1.00:1.00, then 100% of all excess cash otherwise available for release to the borrower shall be withheld by the lender. As of December 31, 2011, no Shopko Triggering Event has occurred and is continuing.

CMBS Loan Secured by 84 Lumber Properties

General Overview. The 101 properties leased to 84 Properties, LLC pursuant to a master lease between Spirit SPE Portfolio 2007-2, LLC and 84 Properties, LLC, dated as of April 27, 2007, as amended, and a master sublease between 84 Properties, LLC, as sublandlord, and 84 Lumber Company, as subtenant, dated April 27, 2007, as amended, are subject to senior mortgage debt with an original principal amount of $150.0 million.

Maturity and Interest. The loan has a maturity date of May 5, 2017 and bears interest at an annual rate of 6.17%. The loan requires monthly payments of principal and interest of $0.9 million.

Security. The loan is secured by a first priority lien on all of the property owned by Spirit SPE Portfolio 2007-2, LLC, all of the reserve accounts established by the loan documents, the rents and all personal property of Spirit SPE Portfolio 2007-2, LLC. Currently there are 101 properties securing the loan.

Prepayment. The loan may be voluntarily defeased in whole, subject to satisfaction of customary defeasance requirements in effect for a prepayment prior to March 5, 2017, at which time the loan may be voluntarily prepaid without penalty or premium.

Events of Default. The loan agreement contains customary events of default, including the non-payment of principal or interest, default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. Under our loan agreement we have a number of borrower covenants including quarterly and annual financial reporting requirements (disclosing, among other things, a calculation of the debt service coverage ratio for the preceding 12 month period presented) that are to be provided to the lender and certified by an officer of our company. We are required to pay any taxes and other charges levied or assessed or imposed against our properties. We are required to obtain and maintain, in full force, certain insurance policies for ourselves and our properties. We are also required to be in compliance in all material respects with all applicable environmental laws. Without lender consent or the satisfaction of specified conditions, we are restricted from any modification of the loan agreement or property substitutions.

Cash Management. All rents and other amounts paid to the borrower under the 84 Lumber lease must be deposited into an account, or the 84 Lumber Property Account, controlled by the lender. Provided that no 84 Lumber Triggering Event (as defined below) has occurred and is continuing, all excess funds in the 84 Lumber Property Account may be disbursed to the borrower. From and after the occurrence of an 84 Lumber Triggering Event, which is defined as the earlier to occur of: (1) the date that the lender determines, based on the financial statements delivered to the lender, that the 12-month EBITDAR ratio for 84 Lumber is less than or equal to 1.25:1:00; (2) an uncured monetary event of default under the 84 Lumber lease; or (3) an event of default under the loan, funds sufficient to pay the following month’s tax and insurance deposits shall be withheld by Lender. However, if an 84 Lumber Triggering Event occurs due to (2) or (3) above, then the tax and insurance deposits and all other excess funds shall be withheld by the lender. As of the end of one quarter in 2011, an 84 Lumber Triggering Event, due to a 12-month EBITDAR ratio of less than 1.25:1.00, occurred which requires 84 Lumber, pursuant to the master lease, to remit the required monthly tax and insurance deposits along with the monthly rent into the 84 Lumber Property Account. The tax and insurance portion of the monthly deposit (currently $0.2 million per month) is then forwarded to an account held by the lender in reserve to pay the taxes and insurance as they come due and the excess funds in the 84 Lumber Property Account continue to be forwarded to the borrower. Based on financial information supplied to us by 84 Lumber, which we cannot independently verify, the 12-month EBITDAR ratio for 84 Lumber calculated for the 12 months ended January 1, 2012 was 1.35:1:00. 84 Lumber must maintain its 12-month EBITDAR ratio above 1.25:1.00 for 4 consecutive quarters in order to terminate the 84 Lumber Triggering Event.

Contractual Obligations

The following table provides information with respect to our commitments as of December 31, 2011, on a pro forma basis to reflect the contractual obligations we expect to have upon the completion of this offering, the use of the net proceeds and the debt conversion. The table does not reflect available debt extensions:

	Payment due by period (in thousands)
Contractual Obligations(1)	Total	Less than 1 year (2012)	1 - 3 years (2013 - 2014)	3 - 5 years (2015 - 2016)	More than 5 years (after 2016)
Long-Term Debt—Principal	$1,958,280	$48,329	$122,988	$757,917	$1,029,046
Long-Term Debt—Fixed Interest	709,314	115,802	222,418	182,088	189,006
Acquisition	22,403	22,403	—	—	—
Operating Lease Obligations	22,923	1,513	2,478	2,470	16,462
Tenant-related Commitments	3,380	3,380	—	—	—

Total	$2,716,300	$191,427	$347,884	$942,475	$1,234,514

(1)	Does not reflect obligations related to the term loan which will no longer be outstanding upon the completion of this offering, the use of the net proceeds and the debt conversion.

Additionally, we may enter into commitments to purchase goods and services in connection with the operations of our properties. Those commitments generally have terms of one-year or less and reflect expenditure levels comparable to our historical expenditures.

As a REIT, we generally will not be subject to federal income tax, provided we distribute all of our REIT taxable income, determined without regard to the dividends paid deduction, to our stockholders. During 2010, we did not pay dividends on our common stock, because as of December 31, 2009, we had a net operating loss, or NOL, carry-forward of approximately $93.4 million that offset our REIT taxable income to zero for federal income tax purposes. However, we declared a common stock distribution of $3.4 million in August 2011, which was paid in December 2011, related to the pass through of 2010 alternative minimum taxable income, or AMTI, to our stockholders.

As of December 31, 2011, the remaining NOL to be carried forward was approximately $62.9 million. As a result of the ownership changes that will take place in connection with this offering, we will be limited in our ability to use the remaining NOL carry-forward. However, because our current intention is to pay distributions at or above our taxable income following this offering, we would not have otherwise expected to utilize NOL to reduce taxable income. We anticipate making future distributions from available cash and cash equivalents or cash flows from operations.

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

Cash Flows

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

As of December 31, 2011, we had $49.5 million of cash and cash equivalents as compared to $88.3 million as of December 31, 2010.

Our cash flows from operating activities are primarily dependent upon the occupancy level of our portfolio, the rental rates specified in our leases, the collectability of rent and the level of our operating expenses and other general and administrative costs. Net cash provided by operating activities increased $5.0 million to $94.4 million for the year ended December 31, 2011 as compared to $89.4 million for the same period in 2010.

The increase was primarily attributable to lower overall expenses in 2011, partially offset by a reduction in lease termination income and interest income recognized in 2010.

Our net cash used in investing activities is generally used to fund property acquisitions, investments in loans receivable and, to a limited extent, capital expenditures. Cash provided by investing activities generally relates to the disposition of real estate and other assets. Net cash used in investing activities was $23.7 million for the year ended December 31, 2011 as compared to $70.2 million of cash provided by investing activities for the same period in 2010. The increase in cash used for investing during 2011was primarily attributable to the acquisition of 27 properties and property acquisitions and improvements of $36.6 million, offset by cash proceeds of $15.2 million from the disposition of 27 real estate properties. During 2010, our investing activity primarily related to receipt of cash proceeds of $65.4 million for the sale of five properties, two loans receivable and other assets.

Our net cash used in financing activities is generally impacted by our borrowings. Net cash used in financing activities decreased by $26.8 million to $109.5 million for the year ended December 31, 2011 as compared to $136.3 million for the same period in 2010. This decrease in cash outflow used in financing activities was primarily due to principal repayments of $108.6 million in 2011 offset by $11.4 million of additional borrowings compared to $135.9 million of principal repayments in 2010. Additionally, during 2011, we paid a $6.6 million call premium to certain term loan holders and $3.9 million in distributions to equity owners.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Cash and cash equivalents increased by $23.2 million to $88.3 million as of December 31, 2010 as compared to $65.1 million as of December 31, 2009.

Net cash provided by operating activities increased by $42.5 million to $89.4 million for the year ended December 31, 2010 as compared to $46.9 million for 2009. The increase was primarily due to a $41.0 million reduction in cash interest expense during the year ended December 31, 2010. In addition, 2010 operating cash flows were reduced by non-recurring litigation expenses of $22.3 million and 2009 operating cash flows include a non-recurring payment of $21.5 million to terminate the off-market interest rate swap related to the term note payable.

Net cash provided by investing activities decreased by $113.7 million to $70.2 million for the year ended December 31, 2010 as compared to $183.9 million for 2009. The decrease was primarily due to significantly more dispositions during 2009 than during 2010. During 2009, we sold 112 properties and 25 loans receivable, generating $171.3 million of net cash sales proceeds. During 2010, we sold only five properties, two loans receivable and other assets, generating $65.4 million of net cash sales proceeds.

Our net cash used in financing activities decreased by $106.0 million to $136.3 million for the year ended December 31, 2010 as compared to $242.3 million for 2009. This decrease was primarily due to the deleveraging efforts in 2009, which included the repayment of $232.8 million of outstanding debt. By comparison, during 2010, we repaid $135.9 million of our indebtedness, including $54.2 million to repurchase debt at a discount.

New Accounting Pronouncements

In May 2011, the FASB issued guidance clarifying previous guidance related to fair value measurement and providing for additional consistency in such measurements and related disclosure requirements between GAAP and IFRS. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating this accounting standard update and its effect on the presentation of our consolidated financial statements and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. The new guidance requires companies to present other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of this new guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently evaluating this accounting standard update and its effect on the presentation of our consolidated financial statements and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, especially interest rate risk. Interest rates and other factors, such as occupancy, rental rate and the financial condition of our tenants, influence our performance more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. As described above, we generally offer leases that provide for payments of base rent with scheduled increases, based on a fixed amount or the lesser of a multiple of the increase in the CPI over a specified period term or fixed percentage and, to a lesser extent, contingent rent based on a percentage of the tenant’s gross sales to help mitigate the effect of inflation. Because the properties in our portfolio are generally leased to tenants under triple-net leases, where the tenant is responsible for property operating costs and expenses, this tends to reduce our exposure to rising property operating costs due to inflation.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and global economic and political conditions, and other factors which are beyond our control. Our operating results will depend heavily on the difference between the revenue from our assets and the interest expense incurred on our borrowings. We may incur additional variable rate debt in the future, including amounts that we may borrow under the proposed revolving credit facility that we expect to enter into upon the completion of this offering. In addition, decreases in interest rates may lead to additional competition for the acquisition of real estate due to a reduction in desirable alternative income-producing investments. Increased competition for the acquisition of real estate may lead to a decrease in the yields on real estate we have targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations will be adversely affected. Significant increases in interest rates may also have an adverse impact on our earnings if we are unable to acquire real estate with rental rates high enough to offset the increase in interest rates on our borrowings.

In the event interest rates rise significantly or there is an economic downturn, defaults may increase and result in credit losses, which may adversely affect our liquidity and operating results. In a decreasing interest rate environment, borrowers are generally more likely to prepay their loans in order to obtain financing at lower interest rates. However, our investments in mortgage and equipment loans receivable have significant prepayment protection in the form of yield maintenance provisions which provide us with substantial yield protection in a decreasing interest rate environment with respect to this portion of our investment portfolio.

The objective of our interest rate risk management policy is to match fund fixed-rate assets with fixed-rate liabilities and variable-rate assets with variable-rate liabilities. As of December 31, 2011, our assets were primarily long-term, fixed-rate leases (though most have scheduled rental increases during the terms of the leases). Essentially all of our approximately $2.0 billion principal balance of outstanding mortgages and notes payable as of December 31, 2011 were long-term, fixed-rate obligations. For the year ended December 31, 2011, the weighted average interest rate on our debt, excluding amortization of deferred financing and debt discounts, was approximately 6.12%.

Our term loan ($729 million principal balance outstanding as of December 31, 2011) requires interest payments based on either (1) LIBOR in effect each interest period plus a spread of 3.00% or (2) a base rate as defined in the loan agreement. As of December 31, 2011, the rate on the term loan was 3.43%, based on a 6-month LIBOR rate of 0.43% in effect until February 1, 2012. On February 1, 2012, the rate on the term loan became 3.78%, based on a six-month LIBOR rate of 0.78%; this rate will remain in effect until August 1, 2012. Upon the completion of this offering, the use of the net proceeds and the debt conversion, there will no longer be any amounts outstanding under the term loan.

To limit the effects of changes in interest rates on our operations, we entered into two interest rate caps related to the term loan to reduce the risk of increases in the benchmark LIBOR rate. Including the applicable 3.00% interest rate spread, these interest rate caps effectively limit the annual interest rate on the term loan to no more than 6.00% during their terms. These interest rate caps are expected to expire or to be settled and no longer outstanding upon the completion of this offering.

We intend to use interest rate derivative contracts, such as interest rate swaps and futures, to reduce our exposure, on specific transactions or on a portfolio basis, to changes in cash flows as a result of interest rate changes. We do not intend to enter into derivative contracts for speculative or trading purposes. We generally intend to utilize derivative instruments to hedge interest rate risk on our liabilities and not use derivatives for other purposes, such as hedging asset-related risks. Hedging transactions, however, may generate income which is not qualified income for purposes of maintaining our REIT status. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Even with hedging strategies in place, there can be no assurance that our results of operations will remain unaffected as a result of changes in interest rates. In addition, hedging transactions using derivative instruments involve additional risks such as counterparty credit risk and basis risk. Basis risk in a hedging contract occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We address basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Our interest rate risk management policy addresses counterparty credit risk (the risk of nonperformance by the counterparties) by requiring that we deal only with major financial institutions that have high credit ratings.

The estimated fair values of our fixed-rate mortgages and notes payable have been derived based on market quotes for comparable instruments or discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates and credit spreads. The following table discloses the fair value information for these financial instruments as of December 31, 2011:

	December 31, 2011
	Carrying Value	Estimated Fair Value
	(in thousands)
Mortgages and notes payable	$1,901,411	$1,889,159

MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Market Opportunity section is derived from a market study prepared for us in connection with this offering by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. Because of its fragmented and decentralized nature, information about the net lease market, including its overall size and operating fundamentals, is generally not available at the national level and rarely available at the regional level. However, RCG believes that, in many cases, statistics describing the single-tenant market are generally applicable to the net lease market, as single-tenant properties make up a large share of the net lease market. You should read the following discussion together with the information under the caption “Risk Factors.”

Outlook

RCG’s outlook for the net lease real estate market is positive for the following reasons:

•	the net lease market has historically provided investors with attractive returns across various economic cycles when compared to other types of real estate investments;

•	increased single-tenant transaction volume reflects investors’ growing interest in single-tenant investment opportunities;

•	the market is well positioned to accommodate increased investment activity given the $1.5 trillion to more than $2.0 trillion of U.S. real estate estimated to be held by corporate owner-occupiers; and

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strict lending guidelines, a reduced appetite for risk from both debt and equity investors and upcoming mortgage and corporate debt maturities should yield attractive pricing for many single-tenant, net leased properties and increased opportunities for sale-leaseback transactions.

Economic Trends

During 2011, the U.S. economy experienced a slow and choppy recovery, and RCG expects increasing personal consumption and retail sales to contribute to moderate economic growth in the medium term resulting in improving operating conditions for tenants of net leased properties, particularly those used in the retail and service industries. RCG expects personal consumption expenditures, which accounts for approximately 70% of U.S. gross domestic product, to increase and help sustain a more stable, moderate economic recovery. Retail sales rebounded well in 2011, with retail sales (excluding motor vehicles) up by 6.5% in 2011 compared with 2010. RCG expects retail sales (excluding motor vehicles) to increase by an average rate of 3.5% per year through 2015.

Net Lease Characteristics

Net leased properties offer unique benefits as compared to other types of commercial real estate due to the relative stability of rental revenue and inflation mitigation structured into net leases. Other types of commercial real estate typically use gross leases, which place the financial burden of property operating expenses with the property owner, whereas a net lease obligates the tenant to pay for property operating expenses. As a result, net leased real estate is similar, in many respects, to interest bearing corporate bonds in that cash flows are passive, stable and paid at regular intervals. In addition, the inflation risk associated with net leased property is mitigated due to the fact that net leases typically allocate all property operating expenses to the tenant and contain rent escalators pursuant to which rent may be increased on specified dates, often by amounts determined with reference to an inflation measure, such as the CPI. Furthermore, owners of net leased property are less susceptible to short-term variations in economic growth and sentiment, as net leases are generally executed for much longer terms than traditional gross leases. During 2008 and 2009, the average rent growth of net leased properties remained positive on an annual basis while average rents fell among nearly all other major commercial property types.

Net leased properties are frequently purchased through sale-leaseback transactions, which often represent an efficient and economical way for an owner-occupier to raise capital. With proceeds from the sale, a former owner-occupier of real estate in a sale-leaseback transaction may be better positioned to maximize its profitability by removing real estate from its balance sheet, eliminating related depreciation expense and freeing capital invested in real estate for investment into its business.

RCG believes that net leases and sale-leaseback transactions have been particularly attractive in the current environment where economic uncertainty drives investors to stabilized real estate and limited access to debt financing increases owner-occupiers’ interest in sale-leaseback transactions.

Sector Relative Performance

The net lease market has provided investors with attractive returns, when compared to other types of real estate investments, over the last ten years. Given the net lease market’s bond-like income stream, mitigated risks and healthy returns, net leased real estate has proven to be an effective investment vehicle across various economic cycles. RCG believes the favorable performance of net lease publicly-traded REITs relative to the wider REIT industry, as measured by the MSCI US REIT Index, or RMS, during the previous ten-year period is attributable, in part, to the stability and predictable revenue growth afforded by the net lease industry’s long-term leases, limited re-tenanting risk, favorable lease structures and limited exposure to rising real estate expenses—all of which reduce the risks posed by asset bubbles and severe price corrections often associated with various stages of the real estate cycle. For the ten-year period ended December 31, 2011, selected net lease REITs had a total return of 256.6%, significantly outperforming the RMS index during the same period. Net lease REITs outperformed all other REIT sectors and remained positive during the recent economic downturn, illustrating the relative stability of net leased investments. More recently, the rebound in returns for net lease REITs has outpaced the rebound in most other REIT sectors.

RCG believes that net leased properties have the potential to provide more stable income streams than corporate bond equivalents, while often priced at wider spreads. Because single-tenant cap rates and BBB-rated corporate bonds are both influenced by a corporation’s ability to make lease and interest payments, RCG believes the change in the spread between cap rates for single-tenant properties and BBB corporate bond yields during the recent economic cycle is one factor that illustrates the fluctuations in the risk premium that investors have placed on single-tenant properties. As of December 2011, the spreads between single-tenant cap rates and ten-year BBB corporate and ten-year treasury bond yields were significantly higher than the average spreads since 2005, which RCG believes represents an attractive single-tenant investment environment. Even if the spreads between single-tenant cap rates and corporate and treasury bond yields compress to historical levels, RCG believes net leased investments will continue to provide opportunities for investors to obtain superior risk-adjusted returns with predictable, bond-like cash flows.

In addition, when comparing net leased real estate to a bond investment, the residual value of the real estate asset also impacts the net present value of expected cash flows. Though discounted at a higher rate commensurate with perceived real estate risk, this residual real estate value combined with the stream of future lease payments often may result in a higher net present value for a net leased investment when compared with a corporate bond. This mispriced arbitrage between net leased real estate and its corporate or treasury bond equivalent demonstrates a disconnect in the credit markets, where investors may be pricing risk inaccurately.

Investor Mix

The net leased property risk/return profile differs from conventional multi-tenant commercial real estate, and thus it attracts investors that generally seek out long-term, stable rental revenues that are comparable, in many respects, to debt instruments and often have higher yields. The market for net leased properties is fragmented and decentralized, creating significant opportunities for investors with expertise in the market. Furthermore, as many retail and service properties are often valued under $10 million and located outside of what are considered primary real estate investment markets, net leased retail and service-oriented properties are often outside the investment criteria of large institutional investors. The lack of strong competition from many institutional bidders for smaller-scale net leased retail and service properties benefits investors with expertise in the market.

Various types of investors with a wide range of financial capacity invest in net leased properties, with non-traded and publicly-traded REITs and individuals and families making up the largest groups. Apart from a few sizable non-traded and publicly-traded REITs, most single-tenant, net lease investors hold relatively few assets. With a relatively limited number of potential buyers, the purchase price and lease terms relating to net leased properties often do not reflect the investments’ intrinsic value. As a result, RCG believes pricing inefficiencies are more significant in the net lease market, which benefits investors with expertise in the market.

Recently, capital flows into the net lease market have increased as investor interest in the sector expands. In the year ended December 31, 2011, net lease focused traded and non-traded public REITs raised approximately $1.2 billion and $4.2 billion of equity, respectively. The growing capital commitments to the net lease market are indicative of an increase in investor interest in indirect ownership of net leased properties via REITs.

Investment Activity

The volume of single-tenant transactions for office, industrial and retail space peaked in August 2007, rising to approximately $42.3 billion in sales on a trailing 12-month basis. As the economic downturn adversely affected the capital markets and forced many companies to curtail planned expansions, single-tenant transaction volumes contracted from pre-economic downturn highs, falling to $10.7 billion in September 2009 on a trailing 12-month basis. The 12-month trailing single-tenant transaction volume increased to $23.6 billion through December 2011, which RCG believes reflects investors’ growing interest in single-tenant investment opportunities. Net lease focused traded and non-traded public REITs accounted for $8.0 billion, or 34%, of all single-tenant transactions during the same period, which illustrates the fragmented nature of the single-tenant market and the ample investment opportunity in the market.

Estimates of the amount of U.S. real estate owned by corporate owner-occupiers, and therefore real estate potentially available for sale-leaseback transactions, range from $1.5 trillion to more than $2.0 trillion of the estimated (by the U.S. Bureau of Economic Analysis) $5.2 trillion of U.S. commercial real estate assets. Although the single-tenant investment market has been active, when compared with the total amount of commercial real estate held by corporate owner-occupiers, RCG believes that the single-tenant market is well positioned to accommodate increased transaction volume and investment activity.

Capital Availability

The reduced access to many forms of traditional debt financing faced by companies (particularly for those without investment grade credit ratings) in the current capital markets environment provides opportunities to invest in sale-leaseback transactions, which fulfills the need for companies to raise capital and the demand from investors for income-oriented investments that offer the opportunity to achieve superior risk-adjusted returns.

As a result of strict lending guidelines and a reduced appetite for risk, the availability of credit remains limited even to the most creditworthy borrowers. The total volume of corporate bond issuance contracted sharply from $2.3 trillion per year for the four-year period ended December 31, 2007 to $974 billion per year for the four-year period ended December 31, 2011.

For smaller, less creditworthy companies, constricted bank lending (as demonstrated by a sharp reduction in existing bank loan balances) due to a combination of both stringent lending criteria and an effort by banks to bolster reserves by hoarding cash have left such companies with limited financing options. In addition, depressed commercial real estate values, troubled legacy assets and reduced real estate sales volumes contributed to a sharp decline in commercial mortgage originations since 2007, with the total volume of outstanding commercial mortgages held by U.S. financial institutions declining every quarter since the first quarter of 2009. RCG expects write-downs and limited new originations to cause commercial mortgages outstanding to decline by an additional $50 billion in 2012. Finally, total U.S. CMBS issuance during the four-year period ended December 31, 2011 was $59.2 billion, significantly below the $686 billion issued during the four-year period ended December 31, 2007, and CMBS issuance is expected to be $40 billion in 2012 and $50 billion in 2013, well below the peak of nearly $230 billion in 2007. Due to new regulations and expected relative bond market spreads, RCG believes that bank lending, new mortgage loan originations and CMBS issuances will continue to be more conservative, with lower loan-to-value ratios and more stringent terms, than during the period prior to the economic downturn.

The system-wide deleveraging and ongoing structural shift in the finance industry lead RCG to believe that credit availability will remain tight through the short term. Strict lending guidelines, a reduced appetite for risk from both debt and equity investors and the fact that many companies that financed their real estate facilities with mortgage financing are facing upcoming mortgage and corporate debt maturities should yield attractive pricing for many single-tenant, net leased properties and increased opportunities for sale-leaseback transactions.

BUSINESS AND PROPERTIES

Overview

We invest in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service and distribution industries. Single-tenant, operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where our tenants conduct retail, service or distribution activities that are essential to the generation of their sales and profits. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. In support of our primary business of owning and leasing real estate, we have also strategically originated or acquired long-term, commercial mortgage and equipment loans.

We generate our revenue primarily by leasing our properties to our tenants. As of December 31, 2011, our undepreciated gross investment in real estate and loans totaled approximately $3.6 billion, representing investment in 1,153 properties, including properties securing our mortgage loans. Of this amount, 98.2% consisted of our gross investment in real estate, representing ownership of 1,064 properties, and the remaining 1.8% consisted of commercial mortgage and equipment loans receivable secured by 89 properties or related assets. As of December 31, 2011, our owned properties were approximately 98.4% occupied (based on number of properties), and our leases had a weighted-average non-cancelable remaining lease term (based on annual rent) of approximately 11.8 years. Our leases are generally long-term, with non-cancelable initial terms typically of 15 to 20 years and tenant renewal options for additional terms. As of December 31, 2011, approximately 96% of our leases (based on annual rent) provided for increases in future annual base rent.

Our portfolio of 1,064 owned properties was leased to approximately 165 tenants as of December 31, 2011. Of our approximately 165 tenants, no tenant, other than Shopko, contributed more than 7% of our annual rent. Our tenants operate in 18 different industries, including: general, specialty and discount retail; restaurants; movie theaters; automotive dealers; educational and recreational facilities; and supermarkets.

Our properties are geographically diversified across 46 states, with only 4 states contributing more than 5.0% of our annual rent.

The diversity of our portfolio has contributed to its stable occupancy. As of December 31, 2011, 2010, 2009, 2008 and 2007, our occupancy rate (based on number of properties) was 98.4%, 96.3%, 99.4%, 99.0%, and 100%, respectively. We believe that the occupancy of our portfolio, particularly during the economic downturn of 2008 through 2010, reflects its strength. As illustrated in the chart below, since inception in 2003 our occupancy has never been below 96.1% (based on number of properties).

As of December 31, 2011, one of our tenants, Shopko, contributed approximately 26.7% of our annual rent with 112 properties leased pursuant to a master lease with an initial term that expires in June 2026 and two properties leased under individual leases. In February 2012, Shopko and Pamida, another one of our general merchandising tenants, completed a merger. The combined company would have contributed approximately 30.4% of our annual rent as of December 31, 2011. Based on financial information supplied to us by Shopko, the 112 properties that we lease to Shopko pursuant to a master lease had a property-level rent coverage ratio well in excess of our target underwriting standard of 2.0x for the fiscal year ended January 29, 2011. For a discussion of how we calculate property-level rent coverage, see “—Risk Management—Tenant Financial Distress Risk—Early Lease Termination Risk—Measurement.” Additionally, at the corporate level, Specialty Retail Shops Holding Corp., the guarantor of the Shopko leases, had corporate-level EBITDAR of $154.4 million for the fiscal year ended January 29, 2011 and a ratio of corporate-level EBITDAR to net interest and rent expense of 1.57x for that period. Shopko’s operating performance has improved in recent years in a very competitive environment, and its “shadow rating,” as generated by a product licensed by us from Moody’s Analytics, exceeds the targeted average for our portfolio. See “—Our Real Estate Investment Portfolio—Investment Diversification—Diversification by Tenant” for a reconciliation of Special Retail Shops Holding Corp.’s corporate-level EBITDAR to its net income.

As we look to selectively grow our portfolio, we will seek to leverage the experience of our senior management team and our existing underwriting, leasing, asset management and reporting infrastructure. We believe the acquisition of additional operationally essential retail, service and distribution properties, coupled with our $3.6 billion seasoned investment portfolio, will provide the opportunity to achieve superior risk-adjusted returns. We intend to continue to actively manage our existing portfolio and invest in real estate that produces stable rental revenue that increases over time pursuant to contractually specified rent increases.

Our History

We were formed in 2003 and became a public company in December 2004. We were subsequently taken private by a consortium of private investors in August 2007 in a transaction that was structured and led by an affiliate of Macquarie Capital (USA) Inc., one of the underwriters of this offering. Following our privatization, we initially continued to execute our business plan and grow our portfolio. However, during 2008, in response to deteriorating economic conditions, we shifted our focus to reducing our indebtedness and managing our portfolio. From January 1, 2008 to December 31, 2011, we reduced our indebtedness by $629.5 million. The vast majority of the owned properties in our portfolio as of December 31, 2011 were acquired prior to our privatization under the direction of our former senior management team. We have recently augmented our senior management team through the addition of executives with significant real estate, capital markets and net lease industry experience. Thomas H. Nolan, Jr., our Chief Executive Officer, has been active in the real estate industry for over 25 years, holding numerous leadership positions in private and public real estate companies. Peter M. Mavoides, our President and Chief Operating Officer, has been active in the single-tenant, net lease industry for over 13 years, holding leadership positions for the past 8 years. Under our new leadership, we have begun to pursue acquisition opportunities and have completed approximately $60 million of acquisitions since September 30, 2011.

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Competitive Strengths

We believe the following competitive strengths contribute to the stability of our rental revenues and distinguish us from our competitors:

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Large Scale and Diversified Portfolio. As of December 31, 2011, our portfolio consisted of 1,064 owned properties, with approximately 165 tenants operating in 46 states and diversified across 18 different industries, including: general, specialty and discount retail; restaurants; movie theaters; automotive dealers; educational and recreational facilities; and supermarkets. We believe it would be difficult for a new competitor to replicate such a diversified portfolio on a comparable scale. The diversity of our portfolio reduces the risks associated with adverse events affecting a particular tenant or an economic decline in any particular state or industry. Additionally, the scale of our portfolio allows us to make acquisitions without introducing additional concentration risks. In addition, our operating platform is scalable and will allow us to make new investments without the need for significant additional administrative or management costs.

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Long-Term Triple-Net Leases. As of December 31, 2011, our owned properties were approximately 98.4% occupied (based on number of properties), with a weighted average non-cancelable remaining lease term (based on annual rent) of approximately 11.8 years. Due to the triple-net structure of 95% of our leases (based on annual rent) as of December 31, 2011, we do not expect to incur significant capital expenditures, and the potential impact of inflation on our operating expenses is minimal. Additionally, as of December 31, 2011, approximately 96% of our leases (based on annual rent) provided for increases in future annual base rent.

•

Established Company with Proven Performance. Our company has been actively investing in triple-net leased real estate since 2003, is well-known within the industry and benefits from an established infrastructure supporting our underwriting, leasing, asset management and reporting functions. From our inception in 2003 through December 31, 2011, we made gross investments in excess of $4.05 billion in properties and loans receivable. The vast majority of our owned properties as of December 31, 2011 were acquired prior to our privatization. Since our inception, our occupancy has never been below 96.1% (based on number of properties), despite the economic downturn of 2008 through 2010. We believe that our experience, in-depth knowledge of the triple-net lease market and extensive network of long-standing relationships in the real estate industry will contribute to the stability of our rental revenues and also provide us access to a pipeline of attractive investment opportunities to allow us to expand our revenue base.

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Disciplined Underwriting and Risk Management Expertise. Our developed underwriting and risk management expertise enhances our ability to identify and structure investments that provide superior risk-adjusted returns, due to specific investment risks that we believe can be identified and mitigated through intensive credit and real estate analysis, tailored lease structures (such as master leases) and ongoing tenant monitoring. When underwriting new acquisitions we generally target property-level rent coverage ratios in excess of 2.0x. Since our inception in 2003 through December 31, 2011, our estimated cumulative loss resulting from properties and loans receivable experiencing financial distress, which we define as tenant bankruptcy or tenant non-performance resulting in our possession of the properties, was $130.4 million (of which we have realized $110.3 million of losses), or 3.3% of our original gross investment since inception. Our recovery rate on properties and loans receivable experiencing financial distress (including an estimate for properties in distress that have not yet been resolved) during that period is 69.4%. We believe our developed underwriting and risk management expertise has contributed to identifying and mitigating risk and our recovery rate. For a discussion of how we calculated estimated cumulative loss and our recovery rate, see “—Risk Management—Tenant Financial Distress Risk—Historical Summary of Tenant Financial Distress Portfolio.”

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Experienced Management Team. Our senior management has significant experience in the real estate industry and in managing public companies. Our Chairman and Chief Executive Officer, Thomas H. Nolan, Jr., has been active in the real estate industry for over 25 years, holding numerous leadership positions in private and public real estate companies. Our President and Chief Operating Officer, Peter M. Mavoides, has been active in the single-tenant, net lease industry for over 13 years, holding leadership positions for the past 8 years. Our Chief Financial Officer, Michael A. Bender, has held leadership positions for over 20 years in finance and real estate. Our Senior Vice President, Gregg A. Seibert, who has been with us since our inception, has over 20 years of experience in real estate finance, including over 15 years of leadership responsibilities in credit, acquisitions and portfolio management in the sale-leaseback sector. Excluding these individuals, our asset management and leasing management have worked at our company for an average of 5 years and have a high level of familiarity with our portfolio and tenants.

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Attractive In-Place Long-Term Indebtedness. Upon the completion of this offering and the debt conversion, we expect to have approximately $2.0 billion principal balance of non-recourse mortgage indebtedness outstanding on a pro forma basis, which had a weighted average maturity of 6.8 years as of December 31, 2011 and an average annual interest rate of approximately 6.12% for the year ended December 31, 2011 (excluding non-cash interest expense attributable to the amortization of deferred financing costs and debt discounts). Prior to January 1, 2016, we only have $138.8 million of balloon payments due at maturity. Approximately $1.7 billion principal balance of our pro forma indebtedness is fully or partially amortizing, providing for an ongoing reduction in principal prior to maturity. In addition, we expect to have a $         million revolving credit facility in place upon the completion of this offering to help fund future acquisitions and for general corporate purposes.

Business and Growth Strategies

Our objective is to maximize stockholder value by seeking superior risk-adjusted returns, with an emphasis on stable rental revenue, by investing primarily in operationally essential real estate leased on a long-term, triple-net basis. We intend to pursue our objective through the following business and growth strategies.

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Focus on Small and Middle Market Companies. We primarily focus on investing in properties that we net lease to unrated small and middle market companies that we determine have attractive credit characteristics and stable operating histories. Properties leased to small and middle market companies may offer us the opportunity to achieve superior risk-adjusted returns, as a result of our intensive credit and real estate analysis, lease structuring and portfolio construction. Small and middle market companies are often willing to enter into leases with structures and terms that we consider attractive (such as master leases and leases that require ongoing tenant financial reporting) and that we believe increase the security of rental payments. For example, by acquiring multiple properties from a small or middle market company and leasing them back to the seller under a master lease, the leased properties may represent a meaningful percentage of the tenant’s overall operations and increase the importance of the lease to the tenant’s business. In addition to small and middle market companies, we selectively acquire properties leased to large companies where we believe that we can achieve superior risk-adjusted returns.

The following chart highlights the tenants that we target based on company size and corporate credit equivalent:

Generally, we consider regional companies with less than 50 locations and between $10 million and $100 million in annual sales to be small companies, and regional and national companies with between 50 and 500 locations and $100 million to $2 billion in annual sales to be middle market companies. Most of our tenants and prospective tenants are not rated by Moody’s, S&P or any other nationally recognized statistical rating organization. In the absence of a credit rating, we estimate creditworthiness by using financial information provided to us by a tenant or prospective tenant and a credit modeling product that we license from Moody’s Analytics. The “shadow rating” that we generate with this product does not constitute a published credit rating and lacks the extensive company participation that is typically involved when a rating agency publishes a rating. Accordingly, a shadow rating may not be as indicative of creditworthiness as a rating published by Moody’s, S&P or another nationally recognized statistical rating organization.

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Use Our Developed Underwriting and Risk Management Processes to Structure and Manage Our Portfolio. We seek to maintain the stability of our rental revenue and the long-term return on our investments by using our developed underwriting and risk management processes to structure and manage our portfolio. We believe the efficacy of our underwriting and risk management processes is illustrated by the historical performance of our portfolio. In particular, our underwriting and risk management processes emphasize the following:

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Leases for Operationally Essential Real Estate with Relatively Long-Terms. We seek to own properties that are operationally essential to our tenants, thereby reducing the risk that the tenant would choose not to renew an expiring lease or reject a lease in bankruptcy. In addition, we seek to enter into leases with relatively long-terms, typically with non-cancelable initial terms of 15 to 20 years and tenant renewal options for additional terms with attractive rent escalation provisions.

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Use of the Master Lease Structure. Where appropriate, we seek to enter into master leases, pursuant to which we lease multiple properties to a single tenant on an “all or none” basis. In a master lease structure, a tenant is responsible for a single lease payment relating to the entire portfolio of leased properties, as opposed to multiple lease payments relating to individually leased properties. The master lease structure prevents a tenant from “cherry picking” locations, where it unilaterally gives up underperforming properties while maintaining its leasehold interest in well-performing properties. As of December 31, 2011, we had 54 master leases that had an average non-cancellable remaining lease term (based on annual rent) of 13.2 years and contributed approximately 65.0% of our annual rent. Our largest master lease, consisting of 112 properties, contributed 26.6% of our annual rent, and our smallest master lease, consisting of two properties, contributed less than 1% of our annual rent. The average number of properties included under our master leases as of December 31, 2011 was 11.9.

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Active Management and Monitoring of Risks Related to Our Investments. When monitoring existing investments or evaluating new investments, we typically consider two broad categories of risk: (1) tenant financial distress risk; and (2) lease renewal risk. See “—Risk Management.” We seek to measure these risks through various processes, including the use of a credit modeling product that we license from Moody’s Analytics, estimates of the performance of the leased properties relative to rental payments due under the leases and review of current market data and our historical recovery rates on re-leased properties and property dispositions. Our underwriting and risk management processes are designed to structure new investments and manage existing investments to address and mitigate each of the above risks and preserve the long-term return on our invested capital.

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Portfolio Diversification. We monitor and manage the diversification of our real estate investment portfolio in order reduce the risks associated with adverse developments affecting a particular tenant, property, industry or region. Our strategy emphasizes a portfolio that (1) derives no more than 10% of its annual rent from any single tenant or more than 2.5% of its annual rent from any single property, (2) is leased to tenants operating in various industries and (3) is located across the United States without significant geographic concentration. While we consider the foregoing when making investments, we have opportunistically made investments in the past that do not meet one or more of these criteria, and we may make additional investments that do not meet one or more of these criteria if we believe the opportunity is sufficiently attractive. As of December 31, 2011, one tenant, Shopko at 26.7%, contributed more than 10% of our annual rent (approximately 30.4%, assuming completion of Shopko’s merger with another one of our tenants in February 2012), and no one property contributed more than 2.1% of our annual rent.

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Selective Asset Dispositions. As part of our active portfolio management, we may selectively dispose of assets that we conclude do not offer a return commensurate with the investment risk, contribute to unwanted geographic, industry or tenant concentrations or otherwise do not contribute to achieving our objective. We do not believe that the sale of properties will constitute a major portion of our business.

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Enhance Our Portfolio through Contractual Growth. Approximately 96% of our leases (based on annual rent) contain contractual provisions that increase the rental revenue over the term of the lease. Of these leases, 25% contain fixed contractual rental increases, and the remaining 75% contain increases based on the lesser of a fixed contractual percentage increase or the increase in the CPI. Assuming the same CPI growth experienced during the 12 months ended December 31, 2011, our contractual rent growth for the 12 months ending December 31, 2012 would be $4.3 million. Approximately $2.7 million of this amount is attributable to an increase in rent under our master lease with Shopko in June 2011. The rents under our master lease with Shopko adjust every three years.

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Selectively Grow Our Portfolio through Acquisitions. We plan to selectively make acquisitions that contribute to our portfolio’s tenant, industry and geographic diversification. According to RCG, through December 2011 the 12-month trailing investment volume in single-tenant properties was $23.6 billion. Given this volume of transactions in the single-tenant market, we believe there will be ample acquisition opportunities fitting our acquisition criteria.

Since September 30, 2011, we have completed approximately $60 million of acquisitions consistent with our underwriting criteria. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships in the real estate industry will provide us access to an ongoing pipeline of attractive investment opportunities.

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Continue to Deleverage Our Portfolio. Upon the completion of this offering and the debt conversion, we will have approximately $2.0 billion principal balance of non-recourse mortgage indebtedness outstanding on a pro forma basis (this represents a decrease of approximately $1.4 billion of indebtedness from January 1, 2008). Additionally, most of our remaining debt will be partially amortizing, and its principal amount will be reduced prior to the balloon payments due at maturity. Contractual amortization payments are scheduled to reduce our outstanding principal amount of indebtedness by $175.7 million prior to January 1, 2016. We also may use any cash from operations in excess of the distributions that we expect to pay to selectively reduce our indebtedness.

We believe contractual rent growth, selective growth through acquisitions and the ongoing deleveraging of our portfolio will contribute to our cash available for distributions.

Risk Management

When managing our portfolio of existing investments or evaluating new investments, we typically consider two broad categories of risk: (1) tenant financial distress risk; and (2) lease renewal risk.

Tenant Financial Distress Risk

This broad category represents the risk of experiencing losses in connection with a tenant experiencing “financial distress,” which we define as tenant bankruptcy or tenant non-performance under its lease resulting in our possession of the property. We typically consider tenant financial distress risk in three broad stages: (1) credit risk; (2) early lease termination risk; and (3) real estate recovery risk. We seek to measure and manage each of these stages of tenant financial distress risk through various processes.

Credit Risk

Credit risk is the risk that a tenant’s financial condition and operating results will deteriorate to such an extent that it becomes unable or unwilling to meet its obligations to us.

Measurement. We measure credit risk by performing an extensive credit review of a tenant or prospective tenant and conducting detailed research on the industry in which it competes in an effort to evaluate financial flexibility, risks that may adversely affect its business and its capacity to meet its obligations.

We use a product provided by Moody’s Analytics that calculates EDF to assist us in estimating the likelihood that a tenant or prospective tenant will default on its obligations to make payments to us over a specified period of time, typically one year. An EDF may range from a 0.01% risk of default to a 35% risk of default. We typically seek to enter into leases with companies with 1-year EDFs of less than 4.0%. This product also generates a “shadow rating” that we use in evaluating a tenant’s or prospective tenant’s ability to meet its obligations, such as lease payments. We typically seek to enter into leases with companies with shadow ratings equal to or greater than B2, as generated by the product that we license from Moody’s Analytics, and to maintain a portfolio average above Ba2. An EDF and a shadow rating are calculated based upon financial information supplied to us by a tenant or prospective tenant and various proprietary data and assumptions that Moody’s Analytics incorporates into the product. We believe that this product is useful in assessing credit risk and detecting any credit deterioration among our tenants, however an EDF is only an estimate of default probability. Similarly, a shadow rating does not constitute a published credit rating and lacks the extensive company participation that is typically involved when a rating agency publishes a rating. It is possible that actual default rates may be higher than those suggested by EDFs and shadow ratings. Moreover, an EDF and a shadow rating are substantially influenced by the financial information that is used in generating these metrics, which is provided to us by our tenants and prospective tenants without independent verification on our part and, in many instances, is unaudited, and we must assume the appropriateness of the estimates and judgments that were made by the party preparing the financial information. An important consideration in entering into a lease with a new tenant is the quality of the tenant’s financial statements and our ability to receive financial information from the tenant over the term of the lease.

Management. We seek to manage credit risk by diversifying our portfolio among numerous tenants operating in multiple industries in an effort to reduce the adverse impact of a downturn in the business of a particular tenant or industry. In addition, we seek to manage credit risk by placing investments deemed to present “high risk” on a credit watch list that we update and review weekly. Placement on our credit watch list results in a higher level of monitoring and development and implementation of a risk minimization strategy.

Our Experience. Since our inception in 2003 through December 31, 2011, 34 tenants or borrowers, relating to 123 of our properties and loans receivable (representing an original gross investment since inception for such assets of $426.4 million), have experienced financial distress. The term “original gross investment” means our (and for the periods prior to our July 31, 2007 privatization, our Predecessor’s) initial purchase price for investments without giving effect to any adjustments to the book basis of our investments arising from our privatization or accumulated depreciation.

Early Lease Termination Risk

Early lease termination risk is the risk that a lease with a tenant experiencing financial distress terminates before its scheduled expiration, for example, because we take possession of a property from a non-performing tenant or because the lease is rejected in bankruptcy proceedings.

Measurement. In general, we measure the likelihood of early lease termination by estimating the performance of the leased properties relative to rental payments due under the lease. We believe that property-level operations are a key measure of risk, inasmuch as a tenant typically views the operating performance of the leased property as the first source of funding to meet its obligations under the lease. Additionally, we believe that property-level operations significantly influence the importance of the leased property to a tenant relative to other locations and the long-term value of the property and attractiveness to prospective tenants. Specifically, we generally evaluate a lease’s property-level rent coverage ratio which we calculate by dividing (1) earnings before interest, taxes, depreciation, amortization and cash rent attributable to the leased property (or properties, in the case of a master lease) by (2) the annual base rental obligation. We also evaluate a property’s rent coverage ratio after applying an estimate of overhead expense and any other known obligations of the tenant attributable to the leased property. We generally seek to enter into new leases with property-level rent coverage ratios in excess of 2.0x; however, we enter into leases with lower property-level rent coverage ratios if we believe there are other credit characteristics that we consider to be attractive. When calculating property-level rent coverage ratios, we must rely on financial information provided to us by our tenants or prospective tenants without independent verification on our part and assume the appropriateness of the estimates and judgments that were made by the party preparing the financial information. Substantially all of our tenants provide corporate-level financial information, and approximately 80.4% of our leases require the tenant to provide us with property-level performance information.

Management. When a lease’s property-level rent coverage ratio deteriorates below the range that we target, we seek to enter into an active dialogue with the tenant to understand the cause of the deterioration and to closely monitor the tenant in an effort to protect the value of our investment. Specifically, we may pursue asset substitutions, tenant repurchases of poorly performing assets or asset sales. In addition, we manage early lease termination risk by investing in properties that are operationally essential, thereby seeking to reduce the risk that a lease will be rejected in bankruptcy. Where appropriate, we enter into master leases, pursuant to which we lease multiple properties to a single tenant on an “all or none” basis, which prevents a tenant from “cherry picking”

well-performing properties and abandoning less attractive locations. Finally, we generally seek to enter into leases with relatively long-terms, typically with non-cancelable initial terms of 15 to 20 years and tenant renewal options for additional terms.

Our Experience. Since our inception in 2003 through December 31, 2011, out of the 123 properties and loans receivable relating to tenants or borrowers that experienced financial distress, leases with respect to 25 properties were affirmed in bankruptcy with no modification. The leases or loans with respect to the remaining 98 assets (representing an original gross investment of $306.6 million) had leases that were modified or terminated early or are unresolved (or in the case of loans, were written off).

Real Estate Recovery Risk

Real estate recovery risk is the risk of a loss on an investment in connection with our disposition or re-leasing of a property vacated as a result of financial distress.

Measurement. We measure real estate recovery risk by using a combination of current market data and our historical recovery rates on re-leased properties and property dispositions. In addition, we use national real estate transaction database services, such as Costar Group, Inc. and LoopNet, Inc., to monitor and assess sale and rent data for comparable properties. We also review the physical condition of our investments. Our pre-acquisition due diligence generally includes a review of the physical condition of a property that contributes to our assessment of potential alternative uses for the property and its residual value.

Management. We manage real estate recovery risk by seeking to acquire properties for a purchase price at or below the current market rate and entering into leases that provide for market-level rental payments. When acquiring properties we generally engage an independent third party to conduct an appraisal that evaluates the current market and validates the acquisition pricing.

Our Experience. Since our inception in 2003 through December 31, 2011, out of the 98 assets with respect to which leases were modified or terminated early or are unresolved (or in the case of loans, were written off) due to financial distress, 43 were sold, 22 were leased to new tenants, 11 remain vacant, 12 had leases that were amended in bankruptcy, 3 were transferred to a lender in a deed-in-lieu of foreclosure transaction, 3 have had write-offs and 4 are unresolved, collectively resulting in an estimated loss of $130.4 million (of which $110.3 million had been realized as of December 31, 2011) on an original gross investment in such assets of $306.6 million.

Historical Summary of Tenant Financial Distress Portfolio

Since our inception in 2003 through December 31, 2011, we have experienced or expect to experience $130.4 million of aggregate losses (of which we have realized $110.3 million as of December 31, 2011) due to financial distress, or 3.3% of our total original gross investment of approximately $4.05 billion. During that period, of the $426.4 million of original gross investment associated with properties and loans receivable experiencing financial distress, we have recovered or estimate that we will recover $296.0 million (of which we have realized $274.1 million as of December 31, 2011), which represents a realized and estimated 69.4% recovery rate, as illustrated in the table below and the related footnotes:

Financial Distress Portfolio	Realized and Estimated Recovery (dollars in millions)
Original gross investment	$426.4	(1)
Realized and estimated losses	130.4	(2)

Realized and estimated recovery	$296.0

Realized and estimated recovery rate	69.4%

(1)	Our original gross investment in properties and loans receivable that experienced financial distress is summarized as follows:

	Financial Distress Portfolio
	Number of Properties/ Loans	Original Gross Investment (in millions)	Percent of Total Original Gross Investment(a)

Leases Affirmed in Bankruptcy	25	$119.8	3.0%

Leases with Loss Experience
Leases rejected in bankruptcy	47	116.5	2.9%
Master lease early termination agreements(b)	18	44.4	1.1%
Leases terminated early by Spirit	14	58.7	1.4%
Leases amended in bankruptcy	12	77.2	1.9%
Leases currently in bankruptcy	4	5.7	0.1%
Loan Write-Offs	3	4.1	0.1%

Total investments experiencing losses	98	306.6	7.5%

Total Financial Distress Portfolio	123	$426.4	10.5%

(a)	Equals original gross investment divided by our total original gross investment since inception of approximately $4.05 billion.
(b)	We opportunistically seek to enter into amendments to master leases in connection with negotiated resolutions of tenant bankruptcies in order to maximize our recovery. Because of the “all or none” nature of our master leases, the tenant cannot seek release of selected assets without negotiating a lease termination fee with us. In conjunction with the 18 properties under master leases where the tenant was in bankruptcy, we negotiated lease termination fees of $12.3 million. We believe that we would not have been able to negotiate these recoveries absent the master lease structure.

(2)	Our realized and estimated losses on properties and loans receivable that experienced financial distress is summarized as follows:

	Status of Investments Experiencing Losses
	Number of Properties/ Loans	Original Gross Investment (in millions)	Percent of Total Original Gross Investment(a)	Realized and Estimated Loss (in millions)(b)		Loss (% of total original gross investment)(j)
Resolved
Sold	43	$117.6	2.9%	$72.6	(c)	1.8%
Leased to a new tenant	22	58.4	1.4%	18.7	(d)	0.5%
Amended in bankruptcy	12	77.2	1.9%	13.7	(e)	0.3%
Deed-in-lieu	3	7.3	0.2%	2.9	(f)	0.1%
Loan write-offs	3	4.1	0.1%	2.4	(g)	0.1%
Pending Resolution
Remaining vacant	11	36.3	0.9%	17.2	(h)	0.4%
Unresolved in bankruptcy	4	5.7	0.1%	2.9	(i)	0.1%

Total Investments Experiencing Losses	98	$306.6	7.5%	$130.4		3.3%

(a)	Equals original gross investment divided by our total original gross investment since inception of approximately $4.05 billion.
(b)	When calculating loss experience and evaluating the historical performance of our investment decisions, we use our original gross investment because it eliminates subsequent adjustments to the book basis of our investments arising from our privatization and accumulated depreciation, which we believe are not indicative of the performance of investment decisions over time.
(c)	Loss equals:
(i)	our original gross investment in the property; minus
(ii)	the amount of gross sale proceeds; minus
(iii)	any lease termination fee and any rental revenue received by us from an interim tenant.
(d)	Loss equals:
(i)	our original gross investment in the property; minus

(ii)	the product of: (A) our original gross investment in the property; and (B) a fraction the numerator of which is the annual cash rental rate (before abatements) pursuant to the new lease and the denominator of which is the annual cash rental rate (before abatements) pursuant to the terminated lease immediately preceding its termination; minus
(iii)	any lease termination fee and any rental revenue received by us from an interim tenant; plus
(iv)	any costs incurred in re-leasing the property.
(e)	Loss equals:
(i)	our original gross investment in the property; minus
(ii)	the product of: (A) our original gross investment in the property; and (B) a fraction the numerator of which is the annual cash rental rate (before abatements) pursuant to the new lease and the denominator of which is the annual cash rental rate (before abatements) pursuant to the terminated lease immediately preceding its termination.
(f)	Loss equals:
(i)	our original gross investment in the property; minus
(ii)	the principal amount of indebtedness secured by the property on the date of the deed-in-lieu transfer.
(g)	Loss equals:
(i)	our original gross investment in the loan receivable; minus
(ii)	any amortization and principal payments received before such loan was written-off.
(h)	Estimated loss equals:
(i)	our original gross investment in the property; multiplied by
(ii)	our historical weighted average percentage loss on properties (A) leased to a new tenant, (B) sold and (C) transferred to a lender in a deed-in-lieu transaction (each, before accounting for any lease termination fee or any rental revenue received by us from an interim tenant); minus
(iii)	any lease termination fee and any rental revenue received by us from an interim tenant with respect to such properties.
(i)	Estimated loss equals:
(i)	our original gross investment in the property; multiplied by
(ii)	our historical weighted average percentage loss on properties (A) leased to a new tenant, (B) sold, (C) transferred to a lender in a deed-in-lieu transaction, (D) remaining vacant and (E) with leases amended in bankruptcy (each, after accounting for any lease termination fee or any rental revenue received by us from an interim tenant).
(j)	Equals loss divided by our total original gross investment since inception of approximately $4.05 billion.

Eleven of our properties with leases that were terminated early remain vacant, and four of our properties are leased to tenants who are involved in bankruptcy proceedings that are unresolved. For the properties remaining vacant, we have estimated our expected losses based in part upon our historical average loss on properties leased to a new tenant, sold and transferred to a lender in a deed-in-lieu transaction, in each case before accounting for any lease termination fee or any rental revenue received by us from an interim tenant. For the properties unresolved in bankruptcy, we have estimated our expected losses based upon our historical average loss on properties leased to a new tenant, sold, transferred to a lender in a deed-in-lieu transaction and remaining vacant. While we believe our historical loss experience provides a reasonable basis for us to estimate our expected future losses, our actual losses on these 15 properties could exceed our estimate by a material amount. Additionally, we calculated our realized losses on properties as described in the above table. There are alternative methodologies that could be used for calculating losses on properties, and the use of a different methodology could result in a larger loss.

We believe that it is appropriate to use our original gross investment when calculating realized and estimated losses on our tenant financial distress portfolio and evaluating the historical performance of our investment decisions because original gross investment does not include subsequent adjustments to the net carrying value of our investments arising from our July 2007 privatization and accumulated depreciation, which we believe are not indicative of the performance of investment decisions over time. For the reasons discussed below, we do not believe that there is a single GAAP measure that is comparable to our analysis. First, our analysis is utilized as a risk management tool and therefore only includes assets in our tenant financial distress portfolio. Second, the net carrying value of an asset under GAAP does not correspond to its original gross investment used in our analysis due, in significant part, to purchase accounting. As a result of our July 2007 privatization, the carrying value of our real estate portfolio increased due to purchase accounting rules requiring each asset be recorded at its fair value as of the date of our privatization. Finally, the timing and recognition criteria under which losses are recognized are different under GAAP than those used in our calculation of realized and estimated losses on our tenant financial distress portfolio. Under our analysis, a reduction in actual or expected contractual cash rental rate from an asset included in the tenant financial distress portfolio triggers the recording of a loss. Under GAAP, however, an impairment loss is only recorded if the expected undiscounted cash flows from an asset are less than the net carrying amount of that asset. Additionally, because our analysis excludes the impact of depreciation, the loss on a distressed asset sale may be greater as compared to GAAP, because the net carrying amount of the asset under GAAP is net of depreciation.

Lease Renewal Risk

Lease renewal risk is the risk that a tenant will determine not to renew a lease upon its expiration. Properties vacated following lease expiration are either re-leased or marketed for sale based on our judgment of which approach will maximize recovery value. Since we commenced operations in 2003, we have achieved a 79.5% lease renewal rate. Specifically, out of the 44 leases that expired before December 31, 2011, 35 leases were renewed. During 2012, 2013 and 2014, leases relating to 1.1%, 0.7% and 2.7%, respectively, of total annual rent are scheduled to expire.

Our Investments

We seek to offer potential tenants responsive and specifically tailored solutions for their long-term financing requirements. In support of our primary business of owning and leasing real estate, we may also strategically originate or acquire long-term, commercial mortgage and equipment loans receivable. The terms of the leases and loans are dictated by the expected remaining useful life of the financed assets and the needs of our tenants. Our primary investments are described below.

Sale-Leaseback Transactions

We acquire a significant portion of our properties through sale-leaseback transactions. In a sale-leaseback transaction, we acquire property and lease it back to the seller under a long term, triple-net lease. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Our leases typically have non-cancelable initial terms of 15 to 20 years and tenant renewal options for additional periods. Additionally, our leases generally contain rent escalation provisions that periodically increase the base rent payable by the tenant under the lease. Generally, our rent escalators increase rent on specified dates by: (1) a fixed amount; or (2) the lesser of (a) 1 to 1.25 times any increase in the CPI over a specified period, or (b) a fixed percentage.

Mortgages and Other Financing Products

Although we focus on sale-leaseback transactions, in situations where a sale-leaseback transaction is not attractive to a prospective seller/lessee or us, we may structure our investment in a particular property as a mortgage loan secured by the property. We attempt to structure mortgage loans in a manner that provides us with economic returns similar to those that we would expect to receive had the investment been structured as a sale-leaseback transaction. Any mortgage loan we make will have a maximum maturity of 20 years. In addition, in support of our primary business of investing in real estate, we selectively offer other financing products, such as equipment financing for furniture and fixtures and general purpose financing.

Financing Strategy

Our long-term financing strategy is to maintain a leverage profile that creates operational flexibility and generates superior risk-adjusted returns for our stockholders. It is our intention to pursue a long-term capital strategy that brings our leverage profile in line with that of our peers over time. Although we are not required to maintain a particular leverage ratio, we intend to employ prudent amounts of debt financing as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

As of December 31, 2011, our debt totaled $2.7 billion, or 75.0% of aggregate gross investments. Our pro forma debt principal balance outstanding as of December 31, 2011, assuming the completion of this offering, the debt conversion and related transactions, would have been $2.0 billion, or 54.7% of total pro forma aggregate gross investments. Within the first year following this offering, we expect to further pay down debt, as we have approximately $48.3 million in scheduled principal amortization and balloon payments due in 2012. Within the first year following this offering, we also anticipate selectively growing our portfolio, using debt financing at a level comparable to or below our pro forma leverage. As a result, we are targeting a leverage ratio for the first year following the offering that is comparable to or slightly lower than our December 31, 2011 pro forma level.

We finance our assets using a variety of methods and determine the amount of equity and debt financing to be used when acquiring an asset by evaluating terms available in the credit markets (such as interest rate, repayment provisions and maturity), our cost of equity capital and our assessment of the particular asset’s risk. Historically, a significant portion of our debt has been long-term borrowings secured by specific real estate assets or, more typically, pools of real estate assets. As of December 31, 2011, our pro forma debt principal balance outstanding of approximately $2.0 billion was primarily comprised of a $961.8 million master trust facility and 26 CMBS loans with an aggregate principal balance of $994.7 million. We anticipate using a number of different sources to finance our acquisitions and operations going forward, including cash from operations, issuance of debt securities, private financings (such as bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. To the extent practicable, we expect to maintain a debt profile with manageable near-term maturities.

Our Real Estate Investment Portfolio

As of December 31, 2011, our gross investment in real estate and loans totaled approximately $3.6 billion, representing investment in 1,153 properties. Of this amount, 98.2% consisted of our gross investment in real estate, representing ownership of 1,064 properties, and the remaining 1.8% consisted of commercial mortgage and equipment loans receivable secured by 89 properties or related assets. Our owned properties are leased to approximately 165 tenants operating in 46 states and diversified across 18 different industries, including: general, specialty and discount retail; restaurants; movie theaters; automotive dealers; educational and recreational facilities; and supermarkets. Over 95% of our leases (based on annual rent) as of December 31, 2011 are triple-net, for which the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Due to the triple-net structure of our leases, we do not expect to incur significant capital expenditures relating to our triple-net leased properties, and the potential impact of inflation on our operating expenses is reduced.

Investment Diversification

Diversification by Tenant

The following table lists the top 10 tenants of our owned real estate properties (based on annual rent) as of December 31, 2011:

	Tenant(1)	Number of Properties	Annual Rent (in thousands)(2)	Percent of Total Annual Rent
1.	Shopko Stores Operating Co., LLC	114	$72,771	26.7%
2.	84 Properties, LLC	101	18,437	6.8
3.	Pamida Stores Operating Co., LLC	67	9,965	3.7
4.	Carmike Cinemas, Inc.	12	7,995	2.9
5.	Universal Pool Co., Inc.	14	6,193	2.3
6.	Dickinson Theatres, Inc.	5	5,834	2.1
7.	CBH20, LP (Camelback Ski Resort)	1	5,694	2.1
8.	Casual Male Retail Group Inc	1	4,814	1.8
9.	United Supermarkets, LLC.	14	4,575	1.7
10.	Main Event Entertainment, LP	6	4,477	1.6
	Other	729	131,691	48.3

	Total	1,064	$272,446	100%

(1)	Since December 31, 2011, two of our top ten tenants, Shopko and Pamida, have merged, and we have acquired certain leased properties. As a result, giving effect to these transactions and others, as of December 31, 2011, the following would have been our top ten tenants and their respective percentages of total annual rent: Shopko Stores Operating Co., LLC (30.1%); 84 Properties, LLC (6.7%); Carmike Cinemas, Inc. (2.9%); Universal Pool Co., Inc. (2.3%); CBH20, LP (Camelback Ski Resort) (2.1%); Casual Male Retail Group Inc. (1.8%); Carmax, Inc. (1.7%); United Supermarkets, LLC (1.7%); Main Event Entertainment, LP (1.6%); and NE Opco, Inc. (1.6%).
(2)	We define annual rent as rental revenue for the quarter ended December 31, 2011 multiplied by four.

As shown in the table above, as of December 31, 2011 only one of our tenants, Shopko, contributed more than 7% of our annual rent. Shopko operates as a multi-department general merchandise retailer and retail health services provider primarily in mid-size and larger communities in the Midwest, Pacific Northwest and Western Mountain states. Shopko represents approximately 26.7% of our annual rent. We lease 114 properties to Shopko, including its headquarters and three of its distribution centers. Of these properties, 112 are leased pursuant to a long-term master lease that, as of December 31, 2011, had a non-cancelable remaining lease term of approximately 14.4 years. Shopko’s operating performance has improved in recent years in a very competitive environment. In fact, 96.3% of the properties that we lease to Shopko have operated within 10 miles of a Walmart for the last eight years (99.1% for the last four years), demonstrating the competitive viability of the properties we lease to Shopko. Corporate-level EBITDAR for Specialty Retail Shops Holding Corp., the guarantor of the Shopko leases, was $154.4 million, $140.8 million and $134.4 million for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively. This represents a corporate-level coverage ratio of EBITDAR to Shopko’s net interest and rent expense of 1.57x, 1.45x and 1.41x, respectively, for the corresponding periods referenced.

EBITDAR represents net income before net interest expense, depreciation and amortization, income tax expense (benefit) and rent. The following table sets forth a reconciliation of Specialty Retail Shops Holding Corp.’s corporate-level EBITDAR to net income, the nearest GAAP equivalent, for the periods presented:

	39 Weeks Ended		Fiscal Year Ended
	(in thousands)		(in thousands)
Corporate-level EBITDAR:	October 29, 2011	October 30, 2010	January 29, 2011	January 30, 2010	January 31, 2009
	(unaudited)	(unaudited)
Net income	$8,902	$27,797	$48,934	$17,869	$16,258
Adjustments:
Add: Interest expense, net	12,242	14,567	18,897	18,402	19,096
Add: Depreciation and amortization	13,536	11,658	16,151	16,225	11,117
Add: Income tax expense (benefit)	4,906	(18,374)	(9,069)	9,548	11,357
Add: Rent	61,778	59,556	79,484	78,755	76,536

Corporate-level EBITDAR	$101,364	$95,204	$154,397	$140,799	$134,364

In February 2012, Shopko and Pamida, another one of our general merchandising tenants, completed a merger. As of December 31, 2011, the combined company would have contributed approximately 30.4% of our annual rent.

Approximately 6.8% of our annual rent was generated by our master lease with 84 Lumber. 84 Lumber operates building materials stores located in 33 states. We currently lease 101 properties to 84 Lumber pursuant to a master lease, with an initial term expiring in April, 2027. 84 Lumber is currently meeting its rent payment obligations to us and based upon financial information supplied to us (which we cannot independently verify), the properties subject to the master lease generate sufficient EBITDAR to cover the rental payments due to us. However, 84 Lumber generated operating losses for the past three years and has historically used cash generated from the sale of surplus properties and loans from shareholders to fund these operating deficits. There can be no assurance that 84 Lumber will have the ability to continue to do this or that shareholders will continue to provide loans. We believe that 84 Lumber has improved its business and has sufficient liquidity to meet its obligations to us in the near term.

Diversification by Industry

The following table sets forth information regarding the diversification of our owned real estate properties among different industries (based on annual rent):

Industry	Number of Properties	Percent of Total Annual Rent(1)
General and discount retail properties	181	30.4%
Restaurants - quick service	364	10.4
Restaurants - casual dining	134	8.1
Specialty retail properties	43	8.2
Movie theatres	23	8.1
Building material suppliers	102	6.8
Industrial properties	28	5.3
Educational properties	22	4.8
Automotive dealers, parts and service properties	74	4.2
Recreational properties	7	3.8
Convenience stores / car washes	8	2.6
Supermarkets	20	2.0
Distribution properties	38	1.6
Health clubs / gyms	5	1.1
Interstate travel plazas	3	1.1
Medical/other office properties	2	*
Drugstores	9	*
Call centers	1	*

Total	1,064	100%

*	Less than 1%
(1)	We define annual rent as rental revenue for the quarter ended December 31, 2011 multiplied by four.

Diversification by Geography

The following table sets forth information regarding the geographic diversification of our owned real estate properties as of December 31, 2011:

Location	Number of Properties	Percent of Total Annual Rent(1)
Wisconsin	57	11.6%
Texas	82	8.9
Illinois	83	6.6
Pennsylvania	47	5.3
Minnesota	38	4.7
Arizona	26	4.5
Florida	55	3.6
Georgia	50	3.3
Michigan	34	3.3
Indiana	37	3.2
Nebraska	18	3.2
Ohio	52	3.0
Massachusetts	6	2.8
California	8	2.6
Utah	14	2.2
North Carolina	25	2.2
Tennessee	55	2.2
Idaho	9	2.1
Kentucky	37	1.9
Iowa	32	1.9
Alabama	44	1.8
Missouri	31	1.7
Washington	9	1.6
Montana	7	1.5
Oklahoma	14	1.5
South Dakota	9	1.4
New York	28	1.4
Oregon	6	1.3
Virginia	26	1.2
West Virginia	19	1.2
Kansas	8	*
South Carolina	13	*
Louisiana	14	*
Colorado	7	*
Wyoming	14	*
Maryland	15	*
New Jersey	2	*
Arkansas	7	*
Nevada	2	*
Mississippi	12	*
New Mexico	4	*
Vermont	2	*
Delaware	2	*
North Dakota	2	*
Rhode Island	1	*
Maine	1	*

Total properties owned	1,064	100%

*	Less than 1%
(1)	We define annual rent as rental revenue for the quarter ended December 31, 2011 multiplied by four.

Lease Expirations

The following table sets forth a summary schedule of lease expirations for leases in place as of December 31, 2011. As of December 31, 2011, the weighted average remaining non-cancelable initial term of our leases (based on annual rent), was 11.8 years. The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights:

Leases expiring in	Number of Properties	Expiring Annual Rent (in thousands)(1)	Percent of Total Annual Rent
2012	10	$2,965	1.1%
2013	14	1,842	0.7
2014	53	7,256	2.7
2015	22	4,634	1.7
2016	27	2,944	1.1
2017	31	4,725	1.7
2018	33	10,923	4.0
2019	64	16,874	6.2
2020	81	22,117	8.1
2021	153	24,252	8.9
2022 and thereafter	559	173,655	63.8

Vacant	17	—	—

Total owned properties	1,064	$272,187	100%

(1)	We define annual rent as rental revenue for the quarter ended December 31, 2011 multiplied by four.

Expiring Mortgage and Loan Interest Income

The following table summarizes the scheduled expiring contractual annual interest income as a result of principal maturities and amortization of principal from our mortgage and other loans receivable as of December 31, 2011:

	Expiring Mortgage Loans Interest Income	Expiring Equipment and Other Loans Interest Income	Total Expiring Annual Interest Income
	(in thousands)
2012	208	244	452
2013	164	308	472
2014	174	337	511
2015	195	259	454
2016	214	460	674
2017	324	62	386
2018	1,128	4	1,132
2019	455	5	460
2020	311	5	316
2021	1,109	6	1,115
2022 and thereafter	747	45	792

Total	$5,029	$1,735	$6,764

Loan Maturities

The following table summarizes the scheduled cash flows from principal maturities and amortization of our mortgage and other loans receivable as of December 31, 2011:

	Mortgage Loans Principal Maturities	Equipment and Other Loans Principal Maturities	Total Maturities	Percent of Total Principal Amount
	(in thousands)
2012	$2,014	$3,809	$5,823	8.4%
2013	1,879	2,888	4,767	6.9%
2014	2,091	1,729	3,820	5.5%
2015	2,325	1,986	4,311	6.2%
2016	2,671	4,893 (2)	7,564	10.9%
2017	7,519	46	7,565	10.9%
2018	9,652	50	9,702	14.0%
2019	3,246	55	3,301	4.8%
2020	3,593	60	3,653	5.3%
2021	15,071	66	15,137	21.8%
2022 and thereafter	3,251	441	3,692	5.3%

Total	$53,312	$16,023	$69,335	100%

Premium on loans receivable	1,292	109	1,401
Other (1)	41	(23)	18
Loan loss provision	(4,120)	(1,157)	(5,277)

Investment in loans receivable	$50,525	$14,952	$65,477

(1)	Unamortized portion of initial direct costs associated with originating or acquiring loans.
(2)	$4.5 million of loan receivable originally due to mature in 2016 was fully repaid in 2012.

Our Recent Acquisition Activity

Under our new leadership, we have begun to pursue acquisition opportunities and have completed approximately $60 million of property acquisitions since September 30, 2011.

We have identified and are in various stages of reviewing and negotiating a number of additional potential acquisition opportunities. As of February 29, 2012, we were actively reviewing 24 potential acquisition opportunities having an aggregate transaction value of approximately $807.3 million, based on our preliminary discussions with sellers and our internal assessment of the properties’ values. We consider an investment under review when we have signed a confidentiality agreement, we have exchanged financial information and we are in active negotiations with respect to the investment. Investments under review are subject to significant change, and after further due diligence, we may decide not to pursue any or all of these transactions.

Competition

We face competition for acquisitions of real property from investors, including traded and non-traded public REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

As a landlord, we compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

Employees

Upon the completion of this offering, we expect to have approximately 33 full-time employees.

Principal Executive Offices

Our principal offices are located at 14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254. We currently occupy approximately 13,300 square feet of space leased from an unaffiliated third party. We believe that our facilities are adequate for our present and future operations and that adequate additional space will be available if needed in the future.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of our properties has the necessary permits and approvals.

Americans With Disabilities Act

Pursuant to the ADA, our properties are required to meet federal requirements related to access and use by disabled persons. Compliance with the ADA, as well as a number of additional federal, state and local laws, may require modifications to properties we currently own and any properties we purchase, or may restrict renovations of those properties. Noncompliance with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional financial obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to triple-net leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with such laws or regulations.

Environmental Matters

Federal, state and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances, hazardous wastes or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws typically impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral, and may adversely impact our investment in that property.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. These operations create a potential for the release of petroleum products or other hazardous or toxic substances, and we could potentially be required to pay to clean up any contamination. In addition, strict environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions and water discharges. Such laws may impose fines or penalties for violations. As a result of the foregoing, we could be materially and adversely affected.

Environmental laws also govern the presence, maintenance and removal of ACM. Federal regulations require building owners and those exercising control over a building’s management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to installed ACM in their building. The regulations also have employee training, record keeping and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties that have not been previously addressed or remediated by us.

Before completing any property acquisition, we obtain environmental assessments in order to identify potential environmental concerns at the property. These assessments are carried out in accordance with the Standard Practice for Environmental Site Assessments (ASTM Practice E 1527-05) as set by ASTM International, formerly known as the American Society for Testing and Materials, and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and review of historical aerial photographs and other information on past uses of the property. These assessments are limited in scope, however, if recommended in the initial assessments, we may undertake additional assessments such as soil and/or groundwater samplings or other limited subsurface investigations and ACM or mold surveys to test for substances of concern. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. If environmental concerns are not satisfactorily resolved in any initial or additional assessments, we may obtain environment insurance policies to insure against potential environmental risk or loss depending on the type of property, the availability and cost of the insurance and various other factors we deem relevant (i.e., an environmental occurrence affects one of our properties where our lessee may not have the financial capability to honor its indemnification obligations to us).

Generally, our leases provide that the lessee will indemnify us for any loss or expense we incur as a result of the presence, use or release of hazardous materials on our property. Our ultimate liability for environmental conditions may exceed the policy limits on any environmental insurance policies we obtain, if any. If we are unable to enforce the indemnification obligations of our lessees or if the amount of environmental insurance we carry is inadequate, our results of operations would be adversely affected.

Insurance

Our tenants are required to maintain liability and property insurance coverage for the properties they lease from us pursuant to triple-net leases. Pursuant to such leases, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. All tenants are required to maintain casualty coverage and most carry limits at 100% of replacement cost. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged. See “Risk Factors—Risks Related to Our Properties and Our Business—Insurance on our properties may not adequately cover all losses and uninsured losses could materially and adversely affect us.”

In addition to being a named insured on our tenants’ liability policies, we separately maintain commercial general liability coverage with an aggregate limit in excess of $52,000,000. We also maintain full property coverage on all untenanted properties and other property coverage as may be required by our lenders which are not required to be carried by our tenants under our leases.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon the completion of this offering, our board of directors will consist of          members, a majority of whom will be independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2013. Each officer will serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal. Any officer may be removed, with or without cause, by the board of directors, but such removal will be without prejudice to the contract rights, if any, of the officer so removed.

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon the completion of this offering:

Name	Age	Position
Thomas H. Nolan, Jr.	54	Chairman of our Board of Directors and Chief Executive Officer
Peter M. Mavoides	45	President and Chief Operating Officer
Michael A. Bender	52	Chief Financial Officer and Senior Vice President
Gregg A. Seibert	48	Senior Vice President
Kevin M. Charlton	46	Director

Biographical Summaries of Directors and Executive Officers

The following are biographical summaries of the experience of our directors and executive officers.

Thomas H. Nolan, Jr. Mr. Nolan joined us as Chairman of our board of directors and Chief Executive Officer in September 2011. Mr. Nolan previously worked for General Growth Properties, Inc. or GGP, serving as Chief Operating Officer from March 2009 to December 2010 and as President from October 2008 to December 2010. He also served as a director of GGP from 2005 to 2010. GGP filed for protection under Chapter 11 of the U.S. Bankruptcy Code in April 2009 and emerged from bankruptcy in November 2010. Mr. Nolan was a member of the senior management team that led GGP’s reorganization and emergence from bankruptcy, which included the restructuring of $15.0 billion in project-level debt, payment in full of all of GGP’s pre-petition creditors and the securing of $6.8 billion in equity commitments. From July 2004 to February 2008, Mr. Nolan served as a Principal and Chief Financial Officer of Loreto Bay Company, the developer of the Loreto Bay master planned community in Baja, California. From October 1984 to July 2004, Mr. Nolan held various financial positions with AEW Capital Management, L.P., a national real estate investment advisor, and from 1998 to 2004, he served as Head of Equity Investing and as President and Senior Portfolio Manager of The AEW Partners Funds. Mr. Nolan earned a BA in Business Administration from the University of Massachusetts. Mr. Nolan was selected by our board of directors to serve as a director and Chairman of our board of directors based on his executive management experience, and specifically, his extensive experience in the real estate investment industry.

Peter M. Mavoides. Mr. Mavoides joined us as President and Chief Operating Officer in September 2011. Mr. Mavoides previously worked for Sovereign Investment Company as its President and Chief Executive Officer from May 2003 to January 2011. Sovereign Investment Company is a private equity firm that focuses on investment opportunities relating to long-term, net-leased real estate. Prior to joining Sovereign Investment Company, Mr. Mavoides was employed by Eastdil Realty, a subsidiary of Wells Fargo Bank, and worked in the banking group at Citigroup, where he focused on the structuring of sale-leaseback transactions. Mr. Mavoides earned a BS from the United States Military Academy and an MBA from the University of Michigan.

Michael A. Bender. Mr. Bender has served as our Chief Financial Officer and Senior Vice President since February 2010. He joined us in October 2007 as Vice President and Chief Accounting Officer. Prior to joining us in 2007, Mr. Bender spent over 20 years in finance and accounting and held positions including Assistant Corporate Controller for Allied Waste, Inc., Vice President of Global External Reporting for American Express Corporation, Chief Financial Officer for FINOVA Realty Capital and senior manager for Deloitte & Touche, LLP. Mr. Bender earned a BS in Accounting and MBA from Arizona State University and has been a certified public accountant since 1984.

Gregg A. Seibert. Mr. Seibert has served as our Senior Vice President since September 2003. He served as Senior Vice President—Capital Markets from March 2010 to January 2011 and as Senior Vice President—Underwriting from September 2003 to March 2010. Mr. Seibert is responsible for acquisitions and special projects. Prior to joining us, Mr. Seibert worked for over nine years at Franchise Finance Corporation of America (FFCA), and held positions as Vice President and Senior Vice President of Underwriting and Research and Senior Vice President of Acquisitions until FFCA’s acquisition in August 2001 by GE Capital Corporation (GECC), where he served as a Senior Vice President until he joined us. From 1989 to 1994, Mr. Seibert was a Vice President in the commercial real estate lending group of Bank of America, and from 1988 to 1989, served as an investment analyst with the Travelers Insurance Company. Mr. Seibert earned a BS in Finance from the University of Missouri and an MBA in Finance from the University of Missouri Graduate School of Business.

Kevin M. Charlton. Mr. Charlton is a Managing Director in the Principal Transactions Group of Macquarie Capital (USA) Inc., and leads a team that oversees its existing portfolio of North American investments. Prior to joining Macquarie Capital (USA) Inc. in 2009, Mr. Charlton worked as Managing Director at Investcorp International. Prior to joining Investcorp International in August 2002, he worked for JPMorganChase and McKinsey & Company and as a contractor in the Astrophysics Division at NASA Headquarters. In addition to serving on our board of directors, Mr. Charlton has served on the boards of directors of over 15 private companies and their subsidiaries in a variety of roles and is currently on the board of directors of Harley Marine Services, Taurus Aerospace Group, Utility Service Partners and Columbus Senior Living, and is an observer of the board of directors of Dynacast International. He graduated from the Kellogg School of Management at Northwestern University and has graduate and undergraduate degrees in Aerospace Engineering from the University of Michigan and Princeton University. Mr. Charlton was selected by our board of directors to serve as a director based on his extensive experience in the financial industry and as a member of boards of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified, with each of our directors subject to election annually;

•

of the          persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that             , or     %, of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to its respective areas of oversight. In particular, as more fully described below, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish other committees to facilitate the board’s oversight of management of the business and affairs of our company.

Audit Committee

Upon the completion of this offering, our audit committee will consist of              of our independent directors. We expect that the chairman of the audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance standards. We expect that our board will determine that each of the members of our audit committee is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which defines the audit committee’s principal functions, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit functions; and

•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans for and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.             has been designated as chair and             and have been appointed as members of the audit committee.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of              of our independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will define the compensation committee’s principal functions, to include:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the compensation of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	overseeing, administering, reviewing and making recommendations to our board of directors with respect to our incentive compensation and equity-based plans;

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC regulations; and

•	preparing a report on executive compensation to be included in our annual proxy statement.

has been designated as chair and              and              have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of              of our independent directors. Prior to the completion of this offering, we expect to adopt a nominating and governance committee charter, which will define the nominating and corporate governance committee’s principal functions, to include:

•	overseeing our board of directors’ evaluation of the performance of management;

•	developing and recommending to our board of directors corporate governance policies and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board of directors;

•	recommending to our board of directors nominees for each committee of our board of directors;

•

annually facilitating the assessment of our board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

•	reviewing and updating our code of business conduct and ethics, which will include our conflicts of interests policies; and

•	monitoring our corporate governance principles and practices.

has been designated as chair and              and              have been appointed as members of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Upon the completion of this offering, our board of directors will adopt a new code of business conduct and ethics that applies to our directors, officers and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations.

Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” The indemnification agreements will provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager or trustee of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Our charter will permit us, and our bylaws will obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, as discussed under “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2011 Summary Compensation Table” below and the principal factors relevant to an analysis of these policies and decisions. In 2011, our “named executive officers” and their positions were as follows:

•	Thomas H. Nolan, Jr., Chief Executive Officer;

•	Charles H. Cremens, former President and Chief Executive Officer;

•	Michael A. Bender, Senior Vice President, Chief Financial Officer;

•	Gregg A. Seibert, Senior Vice President; and

•	Peter M. Mavoides, President and Chief Operating Officer.

Mr. Cremens served as our President and Chief Executive Officer until July 2011. Mr. Nolan joined our company in June 2011 as a consultant, and our board of directors ratified Mr. Nolan as Chief Executive Officer effective as of July 9, 2011.

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently-planned programs summarized in this discussion.

Determination of Compensation

Roles of Our Board of Directors and Chief Executive Officer in Compensation Decisions

Our board of directors, in conjunction with our Chief Executive Officer, has been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our Chief Executive Officer and other named executive officers. Our board of directors and Chief Executive Officer meet periodically as necessary throughout the year to review adjustments to the compensation, including base salary, annual bonus and long-term equity awards, for our named executive officers. We expect that, following the completion of this offering, the compensation committee will oversee our compensation program for all named executive officers.

Our Chief Executive Officer evaluates the individual performance and contributions of each other named executive officer and reports to our board of directors his determinations regarding the other named executive officers’ compensation. Our Chief Executive Officer does not participate in any formal discussion with our board of directors regarding decisions on his own compensation and recuses himself from meetings when his compensation is discussed.

We do not generally rely on formulaic guidelines or react to short-term changes in business performance for determining the mix or levels of cash and equity-based compensation, but rather maintain a flexible compensation program that allows us to adapt components and levels of compensation to motivate, reward and retain individual named executive officers within the context of our desire to attain financial and operational goals. Subjective factors considered in compensation determinations include a named executive officer’s responsibilities, leadership abilities, skills, contributions as a member of the executive management team and contributions to our overall performance and whether the total compensation potential and structure is sufficient to ensure the retention of a named executive officer when considering the compensation potential that may be available elsewhere.

Engagement of Compensation Consultants

We have retained Christenson Advisors, or Christenson, a compensation consulting firm, to provide advice regarding the compensation program for our employees following the completion of this offering. We requested that Christenson provide analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for our employees, including our named executive officers, and a director compensation program for non-employee members of our board of directors. Christenson has not performed and does not currently provide any other services to management or our company, other than providing de minimis advice to our company for no additional fee relating to company-paid health insurance premiums for our broad-based group health plan.

Executive Compensation Philosophy and Objectives

The market for experienced management is highly competitive in our industry. Our goal is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after by similarly-sized real estate investment trusts and other real estate companies. Our executive compensation philosophy recognizes that, given that the market for experienced management is highly competitive in our industry, key and core to our success is our ability to attract and retain the most highly-qualified executives to manage each of our business functions.

We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior employees, and to provide incentive compensation to motivate executive officers to attain, and to reward executive officers for attaining, financial, operational, individual and other goals that are consistent with increasing stockholder value. We also believe that our executive compensation program should include a long-term incentive component that aligns executives’ interests with our stockholders’ interests. The objective of our long-term incentive awards, including equity-based compensation, is to encourage executives to focus on our long-term growth and incentivize executives to manage our company from the perspective of stockholders with a meaningful stake in our success.

We view the components of our executive compensation program as related but distinct, and we expect to regularly reassess the total compensation of our named executive officers to ensure that our overall compensation objectives are met. Historically, not all components have been provided to our named executive officers. We have considered, but not relied upon exclusively, the following factors in determining the appropriate level for each compensation component: our understanding of the competitive market based on the collective experience of members of our board of directors and their review of compensation surveys; our recruiting and retention goals; our view of internal equity and consistency; the length of service of our executive officers; our overall performance; and other considerations our board of directors and/or Chief Executive Officer determines are relevant.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our compensation objectives and that, collectively, they are effective in achieving our overall objectives.

Elements of Executive Compensation Program

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for each component and how compensation amounts are determined.

Base Salary

We provide our named executive officers with a base salary to compensate them for services rendered to our company during the fiscal year. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Generally, initial base salary amounts were established based on consideration of, among other factors, the scope of the named executive officer’s responsibilities, years of service and the general knowledge of our board of directors or Chief Executive Officer of the competitive market based on, among other things, experience with other companies and our industry. Thereafter, the base salaries of our named executive officers have been reviewed periodically by our board of directors or Chief Executive Officer and merit salary increases have been made as deemed appropriate based on such factors as the scope of an executive officer’s responsibilities, individual contribution, prior experience and sustained performance.

In January 2011, based on our board of directors’ assessment of his role and responsibilities and contributions to our company, the base salary for Mr. Bender was increased as set forth in the table below. Also in January 2011, we entered into a new employment offer letter with Mr. Seibert that provided for a restructured bonus opportunity, as discussed under “—Annual Performance-Based Compensation” below. Due to the restructured bonus opportunity, Mr. Seibert’s 2011 base salary was reduced as set forth in the table below. Because Messrs. Nolan’s and Mavoides’ base salaries were initially established when they joined our company in 2011 and Mr. Cremens only served until July 2011, these named executive officers did not receive a base salary increase in 2011.

Named Executive Officer	Final 2010 Annual Base Salary Rate ($)	2011 Annual Base Salary Rate ($)
Michael A. Bender	250,000	290,000
Gregg A. Seibert	320,850	180,000

Annual Performance-Based Compensation

We use cash bonuses to motivate our named executive officers to achieve our short-term financial and strategic objectives while making progress towards our longer-term growth and other goals. We do not maintain a formal bonus program, and annual bonuses have historically been determined by the Chief Executive Officer (or, with respect to the Chief Executive Officer’s bonus, our board of directors) in his sole discretion based on the Chief Executive Officer’s or our board of directors’ assessment of the executive’s performance and the performance of our company.

In 2011, we entered into employment agreements with each of Messrs. Nolan, Bender and Maviodes, pursuant to which the named executive officer is eligible to receive a discretionary annual bonus targeted at 150%,100% and 100% of base salary, respectively, based on the achievement of performance criteria established by our board of directors at any time prior to the end of the applicable fiscal year. Mr. Nolan’s amended employment agreement provides that his maximum bonus opportunity will be equal to 200% of his base salary. As an inducement for Mr. Nolan to join our company, we agreed, as part of the arm’s-length negotiation of his employment agreement, that his pro-rated annual bonus for the 2011 fiscal year would not be less than $400,000. For 2011, our board of directors determined that in the event that we successfully completed the term loan restructuring and/or the initial filing of the registration statement relating to this offering during the year, Messrs. Nolan, Bender and Mavoides would be eligible to receive a discretionary annual bonus. As both of these milestones were achieved in 2011, our board of directors determined to award Mr. Nolan his maximum annual bonus for the year (200% of base salary), and to award each of Messrs. Bender and Mavoides an annual bonus at a level that was one-third above each executive’s target annual bonus for the year. The annual bonuses were pro rated for Messrs. Nolan and Mavoides to reflect their partial year of service, as they each joined our company in 2011. The resulting 2011 annual cash bonuses equaled $456,438, $386,667 and $170,959, respectively, for Messrs. Nolan, Bender and Mavoides.

Under his amended consulting agreement, Mr. Cremens was eligible to receive a cash bonus of $4,500,000 in 2011 if, by April 15, 2011: (1) a “change of control” (as defined in the amended consulting agreement) of Redford Holdco, LLC, or Redford (which is owned by investors who sponsored our privatization and certain members of our current and former management team), or our company had not occurred; (2) the independent auditors for Redford issued an opinion with respect to the 2010 fiscal year of Redford without any material caveat or exception; and (3) our company hired a senior management team, including a permanent chief executive officer. If such cash bonus had not been earned, the amended consulting agreement alternatively provided that Mr. Cremens would be entitled to a cash bonus, payable upon a change of control, of up to $8,750,000, plus 2% of any “proceeds” (as defined in the amended consulting agreement) in excess of $550,000,000. Although the hiring of our senior management team was not completed until several months after the April 2011 date in Mr. Cremens’ consulting agreement, the independent auditors issued a satisfactory opinion by April 15, 2011, and our board of directors awarded Mr. Cremens the $4,500,000 cash bonus described above (in exchange for which Mr. Cremens delivered a general release of claims against our company). Mr. Cremens also received a $1,000,000 discretionary bonus upon successful completion of the credit agreement amendment relating to the term loan.

In addition, in January 2011 we entered into an employment offer letter with Mr. Seibert, pursuant to which he was eligible to receive a 2011 bonus of up to $250,000 upon the successful completion of fully leasing certain specified properties. Mr. Seibert received a $50,000 bonus in 2011 based on the successful completion of fully leasing one property. In addition, our board of directors awarded a discretionary $100,000 bonus to Mr. Seibert based on its assessment of his performance in 2011, including the successful partial leasing of two of the specified properties.

Long-Term Equity-Based Incentives

The goals of our long-term equity-based awards are to reward and encourage long-term corporate performance based on the value of our stock and, thereby, to align the interests of our executive officers, including our named executive officers, with those of our stockholders. Since our privatization, we have offered long-term incentives to our named executive officers through grants of profits interest units and restricted units in Redford. The size and form of the initial equity awards for our named executive officers typically have been established through arm’s-length negotiation at the time the individual was hired or at the time at which we entered into an employment agreement with the named executive officer. In making these awards, we considered, among other things, the prospective role and responsibility of the individual, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, our board of directors’ collective experience with compensation paid in respect of similar roles and in companies in similar stages of growth and industries as us at the time the executive officer was hired, the cash compensation received by the executive officer and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

Certain of our named executive officers currently hold profits interest units in Redford. In 2007, Messrs. Bender and Seibert were granted profits interest units in Redford that are subject to vesting at a rate of 20% per year following the grant date. Upon the completion of this offering, each award will vest as to an additional 15% of the units underlying the award, such that only 5% of the units subject to each award will remain unvested.

In connection with entering into each of their employment agreements, on December 15, 2011, Redford granted restricted units in Redford to Messrs. Nolan, Bender and Mavoides. Each restricted unit award will vest: (1) 50% upon an initial public offering of our company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest either (a) in three equal annual installments on the first through third anniversaries of the initial public offering or (b) in full upon a subsequent “change of control” (as defined in each amended employment agreement) of our company or Redford; or (2) 100% upon a change of control of our company or Redford occurring on or prior to December 31, 2012, subject, in each case, to the executive’s continued employment with our company through the applicable vesting date(s). We expect that the restricted units in Redford held by Messrs. Nolan, Bender and Mavoides will be converted into              shares              shares and              shares, respectively, of our restricted common stock upon the completion of this offering (assuming that the initial public offering price per share equals the mid-point of the price range set forth on the front cover of this prospectus). If an initial public offering or change of control of our company or Redford does not occur on or prior to December 31, 2012, each restricted unit award will terminate and be forfeited. These awards are also set forth in the “2011 Summary Compensation Table,” the “Grants of Plan-Based Awards in 2011” table and the “Outstanding Equity Awards at 2011 Fiscal Year-End” table below.

In connection with the completion of this offering, we intend to adopt the Incentive Award Plan. For additional information regarding the Incentive Award Plan, see the section entitled “Incentive Award Plan” below. We expect to make grants of restricted common stock pursuant to the Incentive Award Plan to certain of our employees, including our named executive officers, upon the completion of this offering. We anticipate that the restricted stock grants awarded to our named executive officers in connection with this offering will be subject to time-based vesting in annual installments over a period of three years commencing on the date of grant, subject to the executive’s continued employment with us. Each restricted stock award is expected to be denominated as a specified dollar value, and the actual number of shares issued will be calculated at or prior to grant by dividing the total denominated dollar value of the award by the per share initial public offering price of our common stock. We expect that the aggregated denominated dollar value of all restricted stock awards granted to all employees in connection with this offering will be approximately $                , including the following grants to our named executive officers.

Named Executive Officer	Restricted Stock Denominated Grant Value ($)
Thomas H. Nolan
Michael A. Bender
Gregg A. Seibert	500,000
Peter M. Mavoides

These restricted stock grants will be awarded to reflect the increased expectations in our named executive officers once we become a public company, to incentivize and reward increases in long-term stockholder value and to further align their interests with those of our stockholders, as well as to encourage retention of our named executive officers. The dollar value associated with Mr. Seibert’s award was established as part of the negotiation process for his employment agreement dated January 3, 2012. For additional information, refer to “—Potential Payments Upon Termination or Change of Control—Employment Agreements” below.

We do not currently have any formal stock ownership requirements or guidelines for our named executive officers. Our board of directors or, upon the completion of this offering, compensation committee, will continue to periodically review best practices and re-evaluate our position with respect to such requirements or guidelines.

Retirement Savings

We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical and dental benefits, as well as vision discounts;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance;

•	accidental death and dismemberment insurance; and

•	life insurance.

With the exception of the flexible spending accounts, premiums for each of our employee’s health and welfare plans were paid in full by our company for the 2011 plan year. In addition, we contributed $750 to the medical flexible spending account for each individual who was employed on January 1, 2011. We design our employee benefits programs to be affordable and competitive in relation to the market, and we modify our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees, with the exception of certain additional supplemental long-term disability insurance, which covers participating executives, including our named executive officers, in addition to any related gross-up of taxes to make the named executive officers whole. We also reimburse certain of our named executive officers for reasonable legal fees and expenses incurred in connection with the negotiation of an employment agreement. In addition, we have agreed under certain circumstances to pay directly or reimburse our named executive officers for certain travel and/or relocation expenses incurred, in addition to any related tax gross-up, in connection with commuting and/or a relocation made at the request of our company. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executives’ compensation packages.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual named executive officer in the performance of his duties, to make our named executive officers more efficient and effective, and for recruitment, motivation and/or retention purposes. Future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by our board of directors or compensation committee. We do not expect these perquisites to be a material component of our compensation program.

Severance and Change of Control-Based Compensation

As more fully described below under the caption “—Potential Payments Upon Termination or Change of Control,” certain of our named executive officers’ employment agreements that were in effect during 2011 provided for certain payments and/or benefits upon a qualifying termination of employment or in connection with a change of control. In addition, in 2011 we maintained the Change of Control Severance Plan for Certain Covered Participants of Spirit Finance Corporation, or the Change of Control Severance Plan, Change of Control/IPO Bonus Policy and the Employee Handbook severance pay program for the benefit of certain of our employees.

Payments and/or benefits provided upon a termination by our company without “cause” or by the employee for “good reason” in the amended employment agreements for Messrs. Nolan, Bender and Mavoides include, without limitation, (1) a multiple of base salary, (2) in certain cases, accelerated vesting of the executive’s restricted unit award, (3) a lump-sum cash payment ranging from $150,000 to $1,000,000 and (4) with respect to Mr. Mavoides only, a prorated performance bonus for our company’s fiscal year in which the termination occurs. The amended employment agreements also provide for gross-up payments to reimburse these executives for any excise taxes imposed on the executive in connection with a “change of control” (as defined in each amended employment agreement) that occurs following the completion of this offering.

The Change of Control Severance Plan provides certain executives with payments and/or benefits in the event of a termination without “cause” or for “good reason” that occurs in connection with a “change of control” (each, as defined in the Change of Control Severance Plan), including (1) a multiple of base salary and bonus opportunity, (2) a pro rated bonus opportunity, (3) accelerated vesting of equity awards and (4) outplacement services, and pro rated bonus opportunity upon a termination of employment due to death, disability or “retirement” (as defined in the Change of Control Severance Plan). The Change of Control/IPO Bonus Policy provides that our employees, including our named executive officers, are eligible for a discretionary bonus upon a qualifying change of control or initial public offering of our company, thus enabling them to share in the opportunities and rewards created by the transaction. The severance pay program set forth in our Employee Handbook provides each participant with at least two months’ severance upon a termination of employment by our company other than for “cause” (as defined in the Employee Handbook). During 2011, Mr. Seibert was the only named executive officer covered by the Change of Control Severance Plan and the severance pay program.

We believe that job security and terminations of employment, both within and outside of the change of control context, are causes of significant concern and uncertainty for senior executives and that providing protections to our named executive officers in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities to our company in all situations.

Tax and Accounting Considerations

Code Section 162(m)

Generally, Section 162(m) of the Code, or Section 162(m), disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year to its chief executive officer and each of its three other most highly compensated executive officers, other than its chief financial officer, unless compensation qualifies as “performance-based compensation” within the meaning of the Code. As we are not currently publicly traded, our board of directors and Chief Executive Officer have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Following this offering, we expect that our compensation committee may seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, certain awards under the Incentive Award Plan and other pre-existing plans will not be subject to Section 162(m) until the expiration of a post-closing transition period, which will occur on the earliest to occur of our annual stockholders’ meeting in             , a material modification or expiration of the applicable plan or the exhaustion of the shares or other compensation reserved for issuance under the plan.

Code Section 409A

Section 409A of the Code, or Section 409A, requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Code Section 280G

Section 280G of the Code, or Section 280G, disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change of control. In addition, Section 4999 of the Code, or Section 4999, imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change of control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers following this offering, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 280G. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation

We follow FASB Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Tables

2011 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2011.

Name and Principal Position	Year	Salary($)		Bonus($)(1)	Stock Awards($)(2)	Non-Equity Incentive Plan Compensation($)		All Other Compensation($)(3)	Total($)
Thomas H. Nolan,	2011	227,500	(4)	456,438	6,000,000	—		25,312	6,709,250
Chief Executive Officer
Charles H. Cremens,	2011	—		5,500,000	—	—		700,000	6,200,000
Former Chief Executive Officer and President
Michael A. Bender,	2011	290,000		386,667	1,000,000	—		19,743	1,696,410
Senior Vice President and Chief Financial Officer
Gregg A. Seibert,	2011	185,869	(5)	100,000	—	50,000	(6)	23,710	359,579
Senior Vice President
Peter M. Mavoides,	2011	127,500	(4)	170,959	1,000,000	—		52,318	1,350,777
President, Chief Operating Officer

(1)	Amounts represent bonus payments earned by our named executive officers in 2011. The bonuses for Messrs. Nolan and Mavoides were pro rated to reflect their partial year of service with our company in 2011.
(2)	Amounts represent the full grant date fair value of Redford restricted units granted during 2011, calculated in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individuals. For a discussion of the assumptions used to calculate the value of all Redford restricted unit awards made to named executive officers, refer to .
(3)	The following table sets forth the amounts of other compensation, including perquisites, paid to, or on behalf of, our named executive officers during 2011 included in the “All Other Compensation” column. Perquisites and other personal benefits are valued based on the aggregate incremental cost to us.

Name	Life Insurance($)(a)	Supplemental Long-Term Disability($)(b)	Commuting and Lodging Reimbursement ($)(c)	401(k) Plan Company Contributions ($)	Consulting Fee ($)(d)
Thomas H. Nolan	112	—	—	—	25,200
Charles H. Cremens	—	—	—	—	700,000
Michael A. Bender	558	9,385	—	9,800	—
Gregg A. Seibert	670	13,240	—	9,800	—
Peter M. Mavoides	112	9,628	42,578	—	—

(a)	Amounts represent life insurance premiums paid by our company for policies on behalf of our named executive officers.
(b)	Amounts represent premium payments by our company for supplemental long-term disability insurance policies for Messrs. Bender, Seibert and Mavoides equal to $6,509, $9,500 and $6,735, respectively, plus related tax gross-up payments equal to $2,876, $3,740 and $2,893, respectively.
(c)	Represents amount paid by our company for commuting and lodging expenses incurred by Mr. Mavoides in the amount of $29,783, plus a related tax gross-up payment in the amount of $12,795.
(d)	Amounts represent aggregate fees earned by Messrs. Nolan and Cremens for consulting services performed in 2011. Under Mr. Nolan’s amended employment agreement, he was entitled to receive $2,800 for each day on which consulting services were rendered. Mr. Cremens’ consulting services agreement provided that he was entitled to receive a monthly consulting fee equal to $100,000.
(4)	Amounts shown in the Salary column represent the base salary of the named executive officer for the partial-year of service with our company in 2011. For 2011, the annual base salary rate for Messrs. Nolan and Mavoides was equal to $700,000 and $450,000, respectively.
(5)	Mr. Seibert’s 2011 annual base salary rate was reduced from $320,850 to $180,000, effective January 16, 2011.
(6)	Pursuant to Mr. Seibert’s employment offer letter, Mr. Seibert was eligible to receive a bonus based on the successful completion of fully leasing specified properties in 2011. Amount represents the bonus received by Mr. Seibert based on his actual achievement of the performance goals.

Grants of Plan-Based Awards in 2011

The following table sets forth information regarding grants of plan-based awards made to our named executive officers for the year ended December 31, 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold($)	Target($)	Maximum($)	All Other Stock Awards: Number of Units (#)	Grant Date Fair Value of Unit Awards ($)(1)
Thomas H. Nolan	December 15, 2011	—	—	—	12,537,852	6,000,000
Michael A. Bender	December 15, 2011	—	—	—	2,089,642	1,000,000
Gregg A. Seibert	January 12, 2011(2)	50,000	—	250,000	—	—
Peter M. Mavoides	December 15, 2011	—	—	—	2,089,642	1,000,000

(1)	Amounts represent the full grant date fair value of Redford restricted units granted during 2011, calculated in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individuals. For a discussion of the assumptions used to calculate the value of all Redford restricted unit awards made to executive officers, refer to .
(2)	Pursuant to his employment offer letter, for 2011 the minimum bonus amount that Mr. Seibert was eligible to receive in the event that he successfully leased only one of the specified properties was $50,000. In the event that Mr. Seibert successfully leased all of the specified properties in 2011, he would have been entitled to a bonus payment equal to $250,000.

Narrative Disclosure to 2011 Summary Compensation Table and Grants of Plan-Based Awards Table

Thomas H. Nolan, Jr.

In June 2011 we entered into, and subsequently amended, an employment agreement with Mr. Nolan. The initial term of the amended employment agreement will end on September 4, 2014, and on that date, the term of the amended employment agreement automatically will be extended for one year, unless earlier terminated by either our company or Mr. Nolan.

Pursuant to the amended employment agreement, Mr. Nolan commenced his services to our company in the capacity of a consultant (reporting to the Chairman of our board of directors). During this consulting period, Mr. Nolan was entitled to receive a fee of $2,800 for each day on which services were rendered. Since succeeding Mr. Cremens, Mr. Nolan has served as our Chief Executive Officer, and continues to serve in that capacity pursuant to the amended employment agreement.

Pursuant to the amended employment agreement, during the term of his employment, Mr. Nolan also serves as the Chief Executive Officer of Redford and Chairman of the board of directors of our company and Redford (subject to applicable law or the reasonable discretion of the underwriters of this offering). During the employment term, Mr. Nolan is entitled to receive an annual base salary of $700,000, which is subject to increase at the discretion of our board of directors. In addition, Mr. Nolan is eligible to receive an annual discretionary cash performance bonus targeted at 150% of his base salary (with a maximum bonus opportunity equal to 200% of his base salary) based on the achievement of performance criteria established by our board of directors or compensation committee at any time prior to the end of the applicable fiscal year. The amended employment agreement provides that Mr. Nolan was entitled to receive a guaranteed bonus for services performed in 2011 equal to at least $400,000, subject to his continued employment through the payment date.

In connection with entering into the original employment agreement, Redford granted Mr. Nolan an award of restricted units in Redford. The restricted unit award will vest: (1) 50% upon an initial public offering of our company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest either (a) in three equal annual installments on the first through third anniversaries of the initial public offering or (b) in full upon a subsequent “change of control” (as defined in the amended employment agreement) of our company or Redford; or (2) 100% upon a change of control of our company or Redford occurring on or prior to December 31, 2012, subject, in each case, to the executive’s continued employment with our company through the applicable vesting date(s). If an initial public offering or change of control of our company or Redford does not occur on or prior to December 31, 2012, the restricted unit award will terminate and be forfeited. We expect that the restricted units in Redford held by Mr. Nolan will be converted into              shares of our restricted common stock upon the completion of this offering (assuming that the initial public offering price per share equals the mid-point of the price range set forth on the front cover of this prospectus).

Under the amended employment agreement, Mr. Nolan is eligible to participate in customary health, welfare and fringe benefit plans. In addition, Mr. Nolan is entitled to reimbursement of: (1) reasonable moving expenses, up to $100,000, incurred in connection with Mr. Nolan’s relocation from Illinois; and (2) legal fees and expenses incurred in connection with the negotiation of the amended employment agreement. The amended employment agreement also contains customary confidentiality, non-compete, non-solicitation, non-disparagement and inventions/intellectual property provisions.

The amended employment agreement also provides for certain payments and benefits upon a termination by our company without “cause,” by Mr. Nolan for “good reason” (each, as defined in the amended employment agreement) or as a result of our company’s non-extension of the amended employment agreement, which are described under “—Potential Payments Upon Termination or Change of Control” below.

Charles H. Cremens

In May 2009 we entered into, and in November 2010 we amended, a consulting services agreement with Mr. Cremens. Pursuant to the amended consulting agreement, Mr. Cremens was entitled to receive a monthly fee of $100,000 and company-paid travel and lodging for expenses incurred in connection with providing services for our company. In addition, the amended consulting agreement provided that Mr. Cremens would be entitled to receive a $4,500,000 cash bonus within ten business days of April 15, 2011, subject to his continued service to our company through such date, if: (1) a “change of control” of Redford or our company (as defined in the amended consulting agreement) had not occurred; (2) the independent auditors for Redford issued an opinion with respect to the 2010 fiscal year of Redford without any material caveat or exception; and (3) our company hired a senior management team, including a permanent chief executive officer. If such cash bonus had not been earned, the amended consulting agreement alternatively provided that Mr. Cremens would be entitled to a cash bonus, payable upon a change of control, of up to $8,750,000, plus 2% of any “proceeds” (as defined in the amended consulting agreement) in excess of $550,000,000.

In May 2011, we entered into a Bonus Payment and Release Agreement with Mr. Cremens pursuant to which we paid him a cash bonus equal to $4,500,000, and in July 2011, Mr. Cremens was paid a discretionary cash bonus of $1,000,000 upon the successful completion of the credit agreement amendment relating to the term loan. See “—Elements of Executive Compensation Program—Annual Performance-Based Compensation” above. Mr. Cremens ceased providing services to our company in July 2011.

Michael A. Bender

In August 2011 we entered into, and subsequently amended, an employment agreement with Mr. Bender. The initial term of the amended employment agreement will end on August 4, 2014, and on that date, the term of the amended employment agreement will automatically be extended for one year, unless earlier terminated by either party. During the term of the amended employment agreement, Mr. Bender will serve as our Chief Financial Officer.

Pursuant to the amended employment agreement, Mr. Bender is entitled to receive an annual base salary of $290,000, which is subject to increase at the discretion of our board of directors. In addition, commencing with the 2011 calendar year, Mr. Bender is eligible to receive an annual discretionary cash performance bonus targeted at 100% of his base salary based on the achievement of performance criteria established by our board of directors or compensation committee at any time prior to the end of the applicable fiscal year.

In connection with entering into the original employment agreement, Redford granted Mr. Bender an award of restricted units in Redford. The restricted unit award will vest: (1) 50% upon an initial public offering of our company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest either (a) in three equal annual installments on the first through third anniversaries of the initial public offering or (b) in full upon a subsequent “change of control” (as defined in the amended employment agreement) of our company or Redford; or (2) 100% upon a change of control of our company or Redford occurring on or prior to December 31, 2012, subject, in each case, to the executive’s continued employment with our company through the applicable vesting date(s). If an initial public offering or change of control of our company or Redford does not occur on or prior to December 31, 2012, the restricted unit award will terminate and be forfeited. We expect the restricted units in Redford held by Mr. Bender will be converted into              shares of our restricted common stock upon the completion of this offering (assuming that the initial public offering price per share equals the mid-point of the price range set forth on the front cover of this prospectus).

Under the amended employment agreement, Mr. Bender is eligible to participate in customary health, welfare and fringe benefit plans. In addition, Mr. Bender is entitled to reimbursement of legal fees and expenses incurred in connection with the negotiation of the amended employment agreement. The amended employment agreement also contains customary confidentiality, non-compete, non-solicitation, non-disparagement and inventions/intellectual property provisions.

The amended employment agreement also provides for certain payments and benefits upon a termination by our company without “cause,” by Mr. Bender for “good reason” (each, as defined in the amended employment agreement) or as a result of our company’s non-extension of the employment term, which are described under “—Potential Payments Upon Termination or Change of Control” below.

Gregg A. Seibert

2011 Employment Offer Letter. In January 2011 we entered into an employment offer letter with Mr. Seibert. Under the employment offer letter, Mr. Seibert was entitled to receive an annual base salary of $180,000. In addition, for fiscal year 2011, Mr. Seibert was eligible to receive a cash bonus of up to $250,000 based upon the successful leasing of specified properties in 2011. The employment offer letter also provided that Mr. Seibert was entitled to participate in our company’s health, severance and fringe benefit plans and programs.

2012 Employment Agreement. In January 2012 we entered into an employment agreement with Mr. Seibert that amends and restates his employment offer letter. The initial term of the employment agreement will end on January 1, 2015; on that date, the term of the employment agreement will automatically be extended for one year, unless earlier terminated. During the term of the employment agreement, Mr. Seibert will serve as a Senior Vice President.

Pursuant to the employment agreement, Mr. Seibert is entitled to receive an annual base salary of $250,000 (effective January 1, 2012), which is subject to increase at the discretion of our board of directors. In addition, Mr. Seibert is eligible to receive an annual discretionary cash performance bonus targeted at $200,000 based on the achievement of performance criteria established by our board of directors or compensation committee at any time prior to the end of the year in which the annual bonus may be earned.

In connection with entering into the employment agreement, it is expected that Mr. Seibert will receive a grant of long-term incentive awards of our company or Redford, equal to $500,000, upon the completion of a qualifying initial public offering, subject to his continued employment through the grant date.

Under the employment agreement, Mr. Seibert is eligible to participate in customary health, welfare and fringe benefit plans. In addition, Mr. Seibert is entitled to reimbursement of legal fees and expenses incurred in connection with the negotiation of the employment agreement. The employment agreement also contains customary confidentiality, non-compete, non-solicitation, non-disparagement and inventions/intellectual property provisions.

Under the employment agreement, if Mr. Seibert’s employment is terminated by our company without “cause,” by the executive for “good reason” (each, as defined in the employment agreement) or by reason of our company’s failure to extend the term of the employment agreement at the end of the initial three-year employment term or at the end of the one-year extension period(s) thereafter, then in addition to any accrued amounts Mr. Seibert would be entitled to receive: (1) continuation payments totaling one times Mr. Seibert’s annual base salary then in effect, payable over the 12-month period following the termination of employment; and (2) a lump-sum payment equal to $150,000.

Mr. Seibert’s right to receive the severance payments described above is subject to continued compliance with certain restrictive covenants and his delivery of an effective general release of claims in favor of our company. In the event that a “change of control” (as defined in the employment agreement) of our company occurs on or following our initial public offering and an excise tax is imposed as a result of any compensation or benefits provided made to Mr. Seibert in connection with such change of control, our company will pay or reimburse him an amount equal to such excise tax plus any taxes resulting from such payment or reimbursement. In the event of a change of control prior to the completion of our initial public offering, we have agreed to use our best efforts to obtain a stockholder vote satisfying the requirements of Section 280G of the Code such that none of the payments will be subject to the excise tax. If the stockholder vote is not obtained, the payment to the executives will be reduced such that the executive will only be entitled to an amount that will not trigger the excise tax.

Peter M. Mavoides

In September 2011 we entered into, and subsequently amended, an employment agreement with Mr. Mavoides. The initial term of the amended employment agreement will end on September 19, 2014, and on that date, the term of the amended employment agreement will automatically be extended for one year, unless earlier terminated. During the term of the amended employment agreement, Mr. Mavoides will serve as our President and Chief Operating Officer.

Pursuant to the amended employment agreement, Mr. Mavoides is entitled to receive an annual base salary of $450,000, which is subject to increase at the discretion of our board of directors. In addition, Mr. Mavoides is eligible to receive an annual discretionary cash performance bonus targeted at 100% of his base salary based on the achievement of performance criteria established by our board of directors or compensation committee at any time prior to the end of the applicable fiscal year.

In connection with entering into the original employment agreement, Mr. Mavoides was granted an award of restricted units in Redford. The restricted unit award will vest: (1) 50% upon an initial public offering of our company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest either (a) in three equal annual installments on the first through third anniversaries of the initial public offering or (b) in full upon a subsequent “change of control” (as defined in the amended employment agreement) of our company or Redford; or (2) 100% upon a change of control of our company or Redford occurring on or prior to December 31, 2012, subject, in each case, to the executive’s continued employment with our company through the applicable vesting date(s). If an initial public offering or change of control of our company or Redford does not occur on or prior to December 31, 2012, the restricted unit award will terminate and be forfeited. We expect that the restricted units in Redford held by Mr. Mavoides will be converted into              shares of our restricted common stock upon the completion of this offering (assuming that the initial public offering price per share equals the mid-point of the price range set forth on the front cover of this prospectus).

Under the amended employment agreement, Mr. Mavoides is eligible to participate in customary health, welfare and fringe benefit plans. In addition, Mr. Mavoides is entitled to reimbursement of reasonable moving, commuting and lodging expenses, and an amount equal to any excise taxes incurred with respect to such reimbursement, incurred in connection with Mr. Mavoides’ relocation to Arizona. The amended employment agreement also contains customary confidentiality, non-compete, non-solicitation, non-disparagement and inventions/intellectual property provisions.

The amended employment agreement also provides for certain payments and benefits upon a termination without “cause,” for “good reason” (each, as defined in the amended employment agreement) or as a result of our company’s non-extension of the employment term, which are described under the caption “—Potential Payments Upon Termination or Change of Control” below.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table summarizes the number of shares of our common stock and other securities underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2011.

	Unit Awards(1)
Name	Grant Date	Number of Units That Have Not Vested (#)	Market Value Of Units That Have Not Vested ($)
Thomas H. Nolan	December 15, 2011(2)	12,537,852	6,000,000
Michael A. Bender	August 1, 2007(3)	264,232	0
	December 15, 2011(2)	2,089,642	1,000,000
Gregg A. Seibert	August 1, 2007(3)	2,201,935	0
Peter M. Mavoides	December 15, 2011(2)	2,089,642	1,000,000

(1)	The market value of the Redford restricted units held by Messrs. Nolan, Bender and Mavoides was calculated by multiplying the fair market value of a unit in Redford, as determined by Redford’s board of directors based on an independent third party valuation of Redford and our company, by the number of unvested restricted units outstanding under the award. The market value of the Redford profits interest units held by Messrs. Bender and Seibert as of December 31, 2011 was determined to be zero based on an independent third party valuation of Redford and our company.
(2)

Represents Redford restricted units, which will vest (a) 50% upon an initial public offering of our company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest either (i) in three equal annual installments on the first through third anniversaries of the initial public offering or (ii) in full upon a subsequent change of control of our company or Redford; or (b) 100% upon a change of control of our company or Redford occurring on or prior to December 31, 2012, subject, in each case, to the executive’s continued employment with our company through the applicable vesting date(s). We expect Redford restricted unit awards will be converted into restricted stock of our company in connection with the completion of this offering.
(3)	Represents profits interest units in Redford, which vested and will continue to vest at a rate of 20% on the first through fifth anniversaries of August 1, 2007. Upon the completion of this offering, each profits interest unit award will vest as to an additional 15% of the units underlying the award, such that only 5% of the units will remain unvested.

2011 Option Exercises and Units Vested

We have not granted any stock options to our named executive officers. The following table summarizes vesting of units applicable to our named executive officers during the year ended December 31, 2011.

	Unit Awards
Name	Number of Units Acquired Upon Vesting (#)(1)	Value Realized On Vesting ($)(2)
Michael A. Bender	264,232	0
Gregg A. Seibert	2,201,935	0

(1)	Represents Redford profits interest units that vested in 2011.
(2)	Amounts shown are based on the fair market value of the Redford profits interest units held by Messrs. Bender on Seibert on the applicable vesting dates, which was determined to be zero based on an independent third party valuation of Redford and our company.

Potential Payments Upon Termination or Change of Control

Our named executive officers are entitled to certain payments and benefits upon a qualifying termination of employment or a change of control. The following discussion describes the payments and benefits to which our named executive officers would have become entitled upon a qualifying termination of employment or a change of control occurring on December 31, 2011.

Employment Agreements

Under the amended employment agreements for Messrs. Nolan, Bender and Mavoides, if the executive’s employment is terminated by our company without “cause,” by the executive for “good reason” (each, as defined in the amended employment agreements) or by reason of our company’s failure to extend the term of the executive’s amended employment agreement at the end of the initial three-year employment term or at the end of the one-year extension period(s) thereafter, then in addition to any accrued amounts,

Mr. Nolan would be entitled to receive the following:

(1)	continuation payments totaling two times Mr. Nolan’s annual base salary then in effect, payable over the 24-month period following the termination of employment;

(2)	a lump-sum payment equal to $1,000,000;

(3)	in the event an initial public offering of our company or Redford has occurred on or prior to December 31, 2012 and prior to the termination date, accelerated vesting of the restricted unit award held by Mr. Nolan; and

(4)	in the event of a qualifying termination of employment on or after December 31, 2011, payment of the $400,000 cash bonus to which Mr. Nolan would have been entitled (had he remained employed) for services performed in 2011, to the extent not paid prior to the termination date;

Mr. Bender would be entitled to receive the following:

(1)	continuation payments totaling two times Mr. Bender’s annual base salary then in effect, payable over the 24-month period following the termination of employment;

(2)	a lump-sum payment equal to $150,000; and

(3)	in the event an initial public offering of our company or Redford has occurred on or prior to December 31, 2012 and prior to the termination date, accelerated vesting of the restricted unit award held by Mr. Bender;

Mr. Mavoides would be entitled to receive the following:

(1)	continuation payments totaling one times Mr. Mavoides’ annual base salary then in effect, payable over the 12-month period following the termination of employment;

(2)	a lump-sum payment equal to $150,000;

(3)	a prorated performance bonus for our company’s fiscal year in which the termination occurs, based on performance achieved for the entire year; and

(4)	in the event an initial public offering of our company or Redford has occurred on or prior to December 31, 2012 and prior to the termination date, accelerated vesting of the restricted unit award held by Mr. Mavoides.

Each executive’s right to receive the severance payments described above is subject to continued compliance with certain restrictive covenants and his delivery of an effective general release of claims in favor of our company. In the event that a “change of control” (as defined in each amended employment agreement) of our company occurs on or following our initial public offering and an excise tax is imposed as a result of any compensation or benefits provided to the executive in connection with such change of control, our company will pay or reimburse the executive an amount equal to such excise tax plus any taxes resulting from such payment or reimbursement. In the event of a change of control prior to the completion of our initial public offering, we have agreed to use our best efforts to obtain a stockholder vote satisfying the requirements of Section 280G of the Code such that none of the payments will be subject to the excise tax. If the stockholder vote is not obtained, the payments to the executives will be reduced such that the executive will only be entitled to an amount that will not trigger the excise tax.

Each amended employment agreement also provides that the restricted unit awards held by Messrs. Nolan, Bender and Mavoides would vest in full upon a change of control of our company or Redford occurring on or prior to December 31, 2012.

Accelerated Vesting of Certain Equity Awards

Under the award agreements relating to the Redford profits interest units, if more than 50% of the direct or indirect equity interests of Redford or any of its subsidiaries is sold to investors unaffiliated with those directly or indirectly owning equity interests of Redford or any of its subsidiaries as of the grant date, then 15% of the profits interest units underlying the Redford profits interest unit awards held by Messrs. Bender and Seibert will vest.

Change of Control Severance Plan

In June 2011, we adopted the Change of Control Severance Plan. Under the Change of Control Severance Plan, eligible executives will be entitled to receive the following payments and benefits in the event of a termination of employment by our company without “cause” or by the executive for “good reason,” in either case, within two years following, or under certain circumstances prior to, a “change of control” (each, as defined in the Change of Control Severance Plan): (1) a lump sum cash payment equal to the sum of (a) the executive’s annual base salary and (b) the executive’s most recent annual cash bonus paid during the three-year period immediately preceding the year in which the termination occurs; (2) accelerated vesting of all outstanding stock options, stock appreciation rights and restricted stock granted by our company; (3) a lump sum cash payment equal to the most recent annual cash bonus paid during the three-year period immediately preceding the year in which the termination occurs, pro-rated for the portion of the year of termination during which the named executive officer was employed with our company; and (4) reasonable outplacement services to be provided and paid by our company until the second anniversary of the termination date, in an aggregate amount up to 15% of the named executive officer’s annual base salary. These amounts are in addition to any accrued compensation and benefits through the date of termination.

Under the Change of Control Severance Plan, in the event the executive is terminated by reason of death, disability or “retirement” (as defined in the Change of Control Severance Plan), he will be entitled to receive, in addition to payment of accrued compensation and benefits through the date of termination, a lump sum cash payment equal to the most recent annual cash bonus paid during the three-year period immediately preceding the year in which the termination occurs, pro rated for the portion of the year of termination during which the named executive officer was employed with our company.

Mr. Seibert was the only named executive officer eligible to participate in the Change of Control Severance Plan in 2011. As of January 2012, Mr. Seibert became eligible to receive severance payments pursuant to the terms and conditions provided in his 2012 employment agreement, and is therefore no longer eligible to participate in the Change of Control Severance Plan.

Change of Control/IPO Bonus Policy

In June 2011, we adopted the Change of Control/IPO Bonus Policy. Under the Change of Control/IPO Bonus Policy, upon the occurrence of either a “change of control” (as defined in the Change of Control Severance Plan) or an initial public offering of our company, a bonus pool will be established that equals 20% of the aggregate annual base salary for each eligible employee. Each eligible employee will be eligible to receive a cash payment from the bonus pool in an amount to be determined by our Chief Executive Officer in his discretion and approved by our board of directors. Each of our named executive officers (other than Mr. Cremens) is eligible to participate in the Change of Control/IPO Bonus Policy.

Employee Handbook Severance Pay Program

Under the severance pay program set forth in our Employee Handbook, upon a termination of employment by our company other than for “cause” (as defined in our Employee Handbook), each participant is entitled to receive a lump sum payment equal to two weeks of such participant’s base salary for each full year of service to our company or, if greater, two months of the employee’s base salary. In 2011 Mr. Seibert was the only named executive officer eligible to participate in our severance pay program and as of December 31, 2011 he was eligible to receive four and one-half months’ of his base salary upon a qualifying termination. As of January 2012, Mr. Seibert became eligible to receive severance payments pursuant to the terms and conditions provided in his 2012 employment agreement, and is therefore no longer eligible to participate in our severance pay program.

Mr. Cremens

In July 2011, Mr. Cremens ceased providing services to our company. Mr. Cremens was not entitled to any severance in connection with the termination of his services.

Summary of Potential Payments

The following table summarizes the payments that would be made to certain of our named executive officers upon the occurrence of certain qualifying terminations of employment, assuming such named executive officer’s termination of employment with our company occurred on December 31, 2011 and, where relevant, that a change of control of our company occurred on December 31, 2011. Amounts shown in the table below do not include (1) accrued but unpaid salary and (2) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation. Mr. Cremens did not receive any severance payments in connection with his termination of services in July 2011.

Name	Benefit	Termination Upon Death, Disability or Retirement	Termination Without Cause, For Good Reason or due to Company Non- Renewal of Employment Agreement (No Change of Control)($)		Change of Control (No Termination) ($)(1)	Termination Without Cause, For Good Reason or due to Company Non- Renewal of Employment Agreement In Connection with a Change of Control ($)(1)(2)
Thomas H. Nolan	Cash Severance(3)	—	2,400,000		—	2,400,000
	Pro Rata Bonus(4)	—	400,000		—	400,000
	Accelerated Vesting(5)	—	—		6,000,000	6,000,000
	Total	—	2,800,000		6,000,000	8,800,000

Michael A. Bender	Cash Severance(3)	—	730,000		—	730,000
	Accelerated Vesting(5)	—	—		1,000,000	1,000,000
	Total	—	730,000		1,000,000	1,730,000

Gregg A. Seibert	Cash Severance	—	67,500	(6)	—	420,638	(7)
	Pro Rata Bonus(8)	240,638	—		—	240,638
	Outplacement Services(9)	—	—		—	27,000
	Total	240,638	67,500		—	688,276

Peter M. Mavoides	Cash Severance(3)	—	600,000		—	600,000
	Pro Rata Bonus(10)	—	170,959		—	170,959
	Accelerated Vesting(5)	—	—		1,000,000	1,000,000
	Total	—	770,959		1,000,000	1,770,959

(1)	Assumes that, to the extent required under Section 280G of the Code, amounts would have been approved by our stockholders and therefore not reduced pursuant to the named executive officer’s employment agreement. Furthermore, amounts do not include (a) any payments under the Change of Control/IPO Bonus Policy, as those amounts are payable in the discretion of our Chief Executive Officer and our board of directors and are therefore not presently determinable or (b) any value attributable to the accelerated vesting of Redford profits interest units, which had a fair market value of $0 on December 31, 2011 based on an independent third party valuation of Redford and our company.

(2)	Represents amounts to which named executive officers are entitled upon a qualifying termination of employment in connection with a change of control of our company. Amounts shown in this column would not be in addition to amounts shown in the “Termination Without Cause, For Good Reason or due to Company Non-Renewal of Employment Agreement (No Change of Control)” and/or the “Change of Control (No Termination)” column.

(3)	Represents (a) continuation of salary payments for the applicable payout period and (b) the lump-sum cash non-salary payments provided under the named executive officer’s amended employment agreement.

(4)	Represents the minimum 2011 bonus to which Mr. Nolan would have been entitled for services performed in 2011.

(5)	Represents the aggregate value of the named executive officer’s Redford restricted units that would have vested on an accelerated basis, determined by multiplying the number of units that would have accelerated by the estimated fair market value of a unit in Redford on December 31, 2011 ($0.48).

(6)	Under the Employee Handbook severance pay program, upon a termination of employment by our company other than for cause, Mr. Seibert would be entitled to the greater of (a) two weeks’ of his base salary for each full year of service to our company or (b) two months’ of his base salary. As of December 31, 2011 Mr. Seibert was eligible to receive four and one-half months’ of his base salary pursuant to the severance pay program.

(7)	Represents the sum of Mr. Seibert’s annual base salary in effect on December 31, 2011 and the bonus he received in 2010 (with respect to 2009 services), the last annual bonus paid to Mr. Seibert during the three year period immediately preceding 2011, which Mr. Seibert would have been entitled to receive under the Change of Control Severance Plan.

(8)	Represents the bonus Mr. Seibert received in 2010 (with respect to 2009 services), the last annual bonus paid to Mr. Seibert during the three year period immediately preceding 2011. Upon a qualifying termination of employment, this amount would be pro-rated to reflect services performed in the year in which termination occurs.

(9)	Represents 15% of Mr. Seibert’s 2011 base salary, the maximum amount that our company would have been obligated to pay for company-provided outplacement services for up two years following a termination of employment.

(10)	Represents Mr. Mavoides’ prorated performance bonus for 2011, based on performance achieved for the entire year.

2011 Director Compensation

2011 Non-Employee Director Compensation Program

In 2011, none of our non-employee directors received cash or equity compensation for their services as a director. In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide directors with a one-time grant of restricted stock in connection with this offering that will vest in full on the first anniversary of the grant date, subject to continued service on our board of directors. Each restricted stock award is expected to be denominated as a specified dollar value equal to $            , and the actual number of shares issued will be calculated at or prior to grant by dividing the total denominated dollar value of the award by the per share initial public offering price of our common stock. In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $            and an annual equity award in a denominated dollar value equal to $            .

Incentive Award Plan

We intend to adopt the Incentive Award Plan subject to approval by our current stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Incentive Award Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Incentive Award Plan and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our operating partnership and our respective subsidiaries will be eligible to receive awards under the Incentive Award Plan. The Incentive Award Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of              shares of our common stock will be available for issuance under awards granted pursuant to the Incentive Award Plan, which shares may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the Incentive Award Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Award Plan. However, the following shares may not be used again for grant under the Incentive Award Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under Incentive Award Plan.

After the expiration of a transition period that may apply following the effective date of this offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the Incentive Award Plan during any calendar year is              and the maximum amount that may be paid under a cash award pursuant to the Incentive Award Plan to any one participant during any calendar year period is $        .

Awards

The Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, long term incentive plan units, or LTIP units, SARs and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Incentive Award Plan. Certain awards under the Incentive Award Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Award Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Stock Payments, Other Incentive Awards, LTIP Units and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. LTIP units are awards of units of our operating partnership intended to constitute “profits interests” within the meaning of the relevant IRS Revenue Procedure guidance, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Incentive Award Plan unless and until such awards have vested.

Performance Awards

Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to awards under the Incentive Award Plan until the earliest to occur of our annual stockholders’ meeting in            , a material modification of the Incentive Award Plan or exhaustion of the share supply under the Incentive Award Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Incentive Award Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) FFO; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) regulatory body approval for commercialization of a product; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Incentive Award Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions

The plan administrator has broad discretion to take action under the Incentive Award Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Award Plan and outstanding awards. In the event of a change in control of our company (as defined in the Incentive Award Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the Incentive Award Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Incentive Award Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Incentive Award Plan after the tenth anniversary of the date on which our board of directors adopts the Incentive Award Plan.

Additional REIT Restrictions

The Incentive Award Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended and Restated Stockholder Rights Agreement

We are a party to an amended and restated stockholder rights agreement with Redford, investors in Redford (including Macquarie Group (US) Holdings No. 1 Pty Limited, Kaupthing hf., Isis Investments Limited and TPG-Axon Partners, LP and TPG-Axon International, LP, or entities affiliated with TPG-Axon), the TLC lenders and certain members of our management team. The agreement provides for various rights, including registration rights. This agreement will be amended and restated so that most provisions relating to stockholder rights besides registration rights will terminate upon the completion of this offering. See “Description of Our Capital Stock—Registration Rights—Stockholder Rights Agreement.”

Indemnification of Directors and Officers

We expect to enter into an indemnification agreement with each of our directors and executive officers as described in “Management—Limitation of Liability and Indemnification.”

Advisory Management Agreement

From March 2008 through June 2011, we were externally managed by an affiliate, Spirit Finance Capital Management, LLC, or the Manager, under an advisory management agreement, or the Advisory Management Agreement. On June 30, 2011, we terminated the Advisory Management Agreement and acquired all of the assets and liabilities of the Manager for a net purchase price of approximately nine thousand dollars. In connection with this acquisition, the personnel of the Manager became our employees. This transaction has been accounted for as a combination of entities under common control; accordingly, our consolidated financial statements have been retroactively restated to reflect the consolidation and all transactions between the affiliated entities have been eliminated. The Manager was responsible for managing all of our day-to-day operations, including monitoring our investment portfolio, identifying assets for acquisition and disposition and other activities on our behalf in return for payment of management fees. As of June 30, 2011, we have assumed the role of managing and performing all of our business operations, which were formerly executed by the Manager, and are a self-administered and self-managed REIT.

In April 2009, $4.4 million of fees earned by the Manager were distributed pro rata to its equity investors with (1) Macquarie Investment Holdings No. 2 Pty Limited, (2) Kaupthing hf. and Isis Investments Limited, together, and (3) entities affiliated with TPG-Axon each receiving $1.1 million, respectively. There were no additional distributions during the entire period of the Advisory Management Agreement.

Relationships with Macquarie Capital (USA) Inc.

Kevin M. Charlton, a member of our board of directors, is a Managing Director in the Principal Transactions Group of Macquarie Capital (USA) Inc. Our August 2007 privatization was structured and led by an affiliate of Macquarie Capital (USA) Inc. Upon completion of this offering, Macquarie Group (US) Holdings No. 1 Pty Limited, an affiliate of Macquarie Capital (USA) Inc., will own approximately     % of our common stock. Macquarie Capital (USA) Inc. is also one of the joint book-running managers of this offering and will receive its pro rata share of the underwriting discounts and commissions, which in the aggregate will be approximately $         based on the mid-point of the price range set forth on the front cover of this prospectus. Set forth below is a summary of certain transactions that we have completed with Macquarie Capital (USA) Inc. and its affiliates.

In December 2010, we entered into two interest rate caps with Macquarie Bank Limited, Sydney, an affiliate of Macquarie Investment Holdings No. 2 Pty Limited and of Macquarie Capital (USA) Inc., and paid approximately $0.5 million in fees.

In July 2011, we paid approximately $5.0 million in fees to Macquarie Capital (USA) Inc. for acting as our financial advisor in connection with the amendment to our term loan and certain other consulting work.

Settlement Agreement

On February 4, 2010, certain former senior executives resigned from their positions with us and the Manager. On February 11, 2010, these individuals filed a lawsuit against the Manager, us, an affiliate of Macquarie Capital (USA) Inc. and certain other parties, and we and the other defendants filed counterclaims. On April 5, 2010, certain of these individuals filed an additional complaint against certain of our stockholders and directors, us, the Manager and certain other parties as nominal defendants. In December 2010, a final and binding settlement agreement was entered into and all claims were dismissed. Costs related to defending ourselves and settling the claims totaled $22.4 million, net of insurance recoveries, which has been fully paid.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our objective is to maximize stockholder value by seeking superior risk-adjusted returns, with an emphasis on stable rental revenue, by investing primarily in operationally essential real estate leased on a long-term, triple-net basis. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our objective primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We currently intend to invest primarily in single-tenant, operationally essential real estate. Our strategy emphasizes a portfolio that (1) derives no more than 10% of its annual rent from any single tenant or more than 2.5% of its annual rent from any single property, (2) is leased to tenants operating in various industries and (3) is located across the United States without significant geographic concentration. While we consider the foregoing when making investments, we have opportunistically made investments in the past that do not meet one or more of these criteria, and we may make additional investments that do not meet one or more of these criteria if we believe the opportunity is sufficiently attractive. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly reducing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our current portfolio primarily consists of, and our business strategies emphasize, equity investments in single-tenant, operationally essential real estate, we may invest in mortgages, other types of real estate interests and equipment and other loans in a manner that is consistent with our qualification as a REIT. We have strategically originated or acquired long-term, commercial mortgage and equipment loans to provide financing solutions to our tenants. As of December 31, 2011, of our total investment portfolio, 98.2% represented our gross investment in properties that we own and the remaining 1.8% represented mortgage, equipment and other loans receivable. We may further invest in mortgages, equipment and other loans receivable and there is no restriction on the proportion of our assets that may be invested in a type of asset or any single asset. However, we do not intend to have more than 5% of our portfolio invested in mortgages, equipment and other loans. Investments in mortgages, equipment and other loans run the risk that one or more borrowers may default under the loans and that the collateral securing those loans may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

In order to maximize the performance and manage the risks within our portfolio, we intend to selectively dispose of any of our properties that we determine are not suitable for long-term investment purposes based upon management’s review of our portfolio. We will ensure that such action would be in our best interest and consistent with our qualification as a REIT.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our common stock or units in our operating partnership in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

We have not issued common stock or any other securities in exchange for property or any other purpose, but we may engage in such activities in the future.

We have not engaged in trading, underwriting or agency distribution or sale of securities of other than our operating partnership and do not intend to do so.

Code of Business Conduct and Ethics

Upon the completion of this offering, we will adopt a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between our employees, directors and officers and our company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

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the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the contract or transaction by a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to us.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

OUR ORGANIZATIONAL STRUCTURE

The following chart shows our company, our principal operating subsidiaries and the ownership of our common stock after the completion of this offering, the use of the net proceeds and the debt conversion.

(1)	Ownership percentages are based on shares of our common stock assumed to be issued in the debt conversion. Upon the completion of this offering and the issuance of shares in the debt conversion, the purchasers of common stock in this offering, the converted TLC lenders, continuing investors, and directors, executive officers and other employees as a group will own shares, shares, shares and shares, respectively, of our outstanding common stock. See “Pricing Sensitivity Analysis.”
(2)	If the underwriters exercise their over-allotment option in full, the purchasers of common stock in this offering, the converted TLC lenders, other continuing investors and directors, executive officers and other employees as a group will own %, %, %, %, respectively, of our outstanding common stock.
(3)	Upon the completion of this offering, we expect our operations to be carried on through Spirit Realty Finance, L.P., our operating partnership, which will be formed as a Delaware limited partnership. Spirit General OP Holdings, LLC, one of our wholly-owned subsidiaries, will be the sole general partner and own 1% of our operating partnership. Spirit Finance Corporation, the REIT, will be the sole limited partner and own the remaining 99% of our operating partnership.
(4)	Our properties are typically owned by special purposes entities.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus, we provide certain information based on the assumption that we price our shares at the mid-point of the price range set forth on the front cover of this prospectus. However, certain of this information will be affected if the actual price per share in this offering is different from that mid-point.

In particular, the number of shares of our common stock to be issued to the TLC lenders in the debt conversion will depend in part on the initial public offering price, the number of shares to be issued and the date of the completion of this offering. In connection with an amendment to our term loan credit agreement entered into on July 8, 2011, we entered into a conversion agreement with the TLC lenders pursuant to which each TLC lender granted us the right to convert all or a portion of the TLC held by such lenders into shares of our common stock in connection with a “Qualifying IPO” (as such term is defined in the conversion agreement), which, among other things, requires an initial underwritten public offering resulting in sufficient net proceeds to us to allow us to repay in full the TLB and any unconverted principal amount of TLC, together with accrued and unpaid interest thereon, and all other amounts in respect of TLB and TLC due and payable at such time. We have exercised this right and will convert all $330 million of our outstanding TLC into shares of our common stock upon the completion of this offering. Pursuant to the conversion agreement, the number of shares of our common stock to be issued in the debt conversion will equal (1) the sum of (a) one, plus (b) the Conversion Premium (expressed as a decimal and as defined below), multiplied by (2) the quotient of (a) the outstanding unpaid principal amount of TLC, divided by (b) the initial public offering price per share. The “Conversion Premium” (as such term is defined in the conversion agreement) shall not be less than 10.00% nor greater than 17.00% and is tied to the “Capitalization Rate” (as defined below). The “Capitalization Rate” means a number, expressed as a percentage, equal to the quotient of (1) our “Net Operating Income” (as such term is defined in our term loan credit agreement) for the 12 months immediately preceding the month in which a Qualifying IPO is completed, or trailing 12-month net operating income, divided by (2) an amount equal to the sum of (a) an amount equal to the product of (i) the initial public offering price per share, multiplied by (ii) the aggregate number of shares of our common stock issued and outstanding immediately after the consummation of a Qualifying IPO (including shares of our common stock to be issued in the debt conversion), plus (b) the aggregate unpaid principal amount of our “Indebtedness” (as such term is defined in the conversion agreement) outstanding at the time of the consummation of a Qualifying IPO, minus (c) the aggregate amount of our “Cash” (as such term is defined in the conversion agreement) at the time of the consummation of a Qualifying IPO. If a Qualifying IPO is completed prior to finalizing our Net Operating Income for the month immediately preceding the month in which the Qualifying IPO takes place, we will calculate our Net Operating Income for the 12 months immediately preceding the month in which the Qualifying IPO takes place using an estimate of our Net Operating Income for the last month of such 12-month period. To the extent our actual Net Operating Income for the month is different from our estimate of Net Operating Income, we may be obligated to issue additional shares to the TLC lenders. Based on our past operations, we do not expect our actual Net Operating Income to differ materially from the estimate and thus the number of any additional shares we may be required to issue to the TLC lenders is expected to be immaterial.

An assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the front cover of this prospectus, would result in a Conversion Premium of     % and              shares of our common stock being issued to the TLC lenders. In addition, assuming we issue              shares in this offering, the following table sets forth this information assuming different initial public offering prices within the price range set forth on the front cover of this prospectus:

Assumed Initial Public Offering Price Per Share	Conversion Premium	Total Number of Shares of Common Stock to be Issued In the Debt Conversion(1)
$	%	shares
$	%	shares
$	%	shares
$	%	shares
$	%	shares
$	%	shares
$	%	shares
$	%	shares

(1) Assumes no exercise of the underwriters’ over-allotment option.

Any change in our initial public offering price above the maximum price reflected in the above table would decrease the total number of shares of our common stock issued in the debt conversion and any change in our initial public offering price below the minimum price reflected in the above table would increase the total number of shares of our common stock issued in the debt conversion.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF SPIRIT REALTY FINANCE, L.P.

A summary of the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of Spirit Realty Finance, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section, references to “we,” “our” and “us” refer to Spirit Finance Corporation.

General

Upon the completion of this offering, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through subsidiaries. The provisions of the partnership agreement described below will be in effect from and after the completion of this offering. We will be the sole limited partner of our operating partnership and own 99% of our operating partnership. Spirit General OP Holdings, LLC, one of our wholly-owned subsidiaries, will be the sole general partner and own 1% of our operating partnership.

Although upon the completion of this offering, our operating partnership will be wholly-owned by us as described above, in the future some of our property acquisitions could be financed by issuing units of our operating partnership in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to their respective percentage interests in our operating partnership if and to the extent authorized by us. These operating partnership units would be convertible into shares of our common stock at specified ratios set from time to time when the operating partnership units are issued. The units in our operating partnership will not be listed on any exchange or quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees units of other operating partnership interests;

•	transfer restrictions on units of other partnership interests and admission restrictions;

•	a requirement that Spirit General OP Holdings, LLC may not be removed as the general partner of our operating partnership without its consent;

•

the ability of the general partner in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that it may determine, in either case, without the approval or consent of any future limited partner; and

•

the right of any future limited partners to consent to transfers of units of other operating partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act. Our operating partnership may enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Delaware Revised Uniform Limited Partnership Act. However, our operating partnership may not, without the general partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or our operating partnership.

In general, our board of directors will manage the business and affairs of our operating partnership by directing the general partner’s business and affairs, through our capacity as the sole owner of the general partner of our operating partnership. If there is a conflict between the interests of our stockholders on one hand and any future limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any future limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or any future limited partners shall be resolved in favor of our stockholders. The partnership agreement will also provide that the general partner will not be liable to our operating partnership, its partners or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any future limited partner, except for liability for the general partner’s intentional harm or gross negligence. Moreover, the partnership agreement will provide that our operating partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in Spirit General OP Holdings, LLC, in its capacity as the sole general partner of our operating partnership. No future limited partner, in its capacity as a limited partner, will have any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. Spirit General OP Holdings, LLC may not be removed as the general partner of our operating partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the general partner under applicable law or any provision of the partnership agreement, but subject to certain other provisions of the partnership agreement and the rights of future holders of any class or series of partnership interest, Spirit General OP Holdings, LLC, in its capacity as the general partner of our operating partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and to effectuate the purposes of our operating partnership without the approval or consent of any future limited partner. The general partner may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any future limited partner. With limited exceptions, the general partner may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any future limited partner.

Additional Limited Partners

We may cause our operating partnership to issue additional units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any future limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our operating partnership.

The net capital contribution need not be equal for all future limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of us or our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any future limited partner will be required in connection with the admission of any additional limited partner.

Our operating partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as we may determine, in our sole and absolute discretion, without the approval of any future limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our operating partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock immediately following the completion of this offering and the debt conversion for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering and the debt conversion, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. This table assumes that this offering and the debt conversion are completed, and gives effect to the expected issuance of common stock in connection with this offering and the debt conversion. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of              or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Spirit Finance Corporation, 14631 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85254. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares(1)
Greater Than 5% Stockholders
Macquarie Group (US) Holdings No. 1 Pty Limited(2)
Entities affiliated with TPG-Axon(3)
Isis Investments Limited(4)
Midtown Acquisitions L.P.(5)
Entities affiliated with Highland Capital Management(6)
Director, Director Nominees and Named Executive Officers
Thomas H. Nolan, Jr.
Peter M. Mavoides
Michael A. Bender
Gregg A. Seibert
Kevin M. Charlton(7)

All Directors, Director Nominees and Executive Officers as a Group ( persons)

*	Represents less than 1.0%.
(1)	Assumes shares of our common stock are outstanding immediately following this offering.
(2)	The members of the board of directors of Macquarie Group (US) Holdings No. 1 Pty Limited are Kevin M. Charlton, Christopher Green, Richard John Hughes and Charles Tamplin, and these individuals may be deemed to share voting power and investment control over the shares of our common stock held by Macquarie Group (US) Holdings No. 1 Pty Limited. These individuals disclaim beneficial ownership of the shares of our common stock held by Macquarie Group (US) Holdings No. 1 Pty Limited. The address for Macquarie Group (US) Holdings No. 1 Pty Limited is No.1 Martin Place, Sydney, New South Wales, 2000, Australia.
(3)

The general partners of entities affiliated with TPG-Axon (i.e., TPG-Axon Partners, LP and TPG-Axon International, LP) are TPG-Axon Partners GP, L.P. and TPG-Axon International GP, LLC, respectively. TPG-Axon GP, LLC is the general partner of TPG-Axon Partners GP, L.P. and the managing member of TPG-Axon International GP, LLC. The managing member of TPG-Axon GP, LLC is Dinakar Singh LLC, which, in turn, is controlled by Dinakar Singh. Mr. Singh may be deemed to share voting power and investment control over the shares of our common stock held by entities affiliated with TPG-Axon. Mr. Singh disclaims beneficial ownership of the shares of our common stock held by entities affiliated with TPG-Axon except to the extent of any pecuniary interest therein. The address for entities affiliated with TPG-Axon is 888 Seventh Avenue, 38th Floor, New York, NY 10019.

(4)	Andrew Paul Shimmin is the court appointed liquidator and deemed official receiver of Isis Investments Limited, and Mr. Shimmin may be deemed to have voting power and investment control over the shares of our common stock held by Isis Investments Limited. Mr. Shimmin disclaims beneficial ownership of the shares of our common stock held by Isis Investments Limited except to the extent of any pecuniary interest therein. The address for Isis Investments Limited is 13-15 Hope Street, Douglas, Isle of Man, IM1 1AQ British Isles.
(5)	Davidson Kempner Capital Management LLC, acting through its affiliates pursuant to various advisory agreements, or DKCM, is the ultimate investment manager of Midtown Acquisitions L.P., or Midtown, and affiliated funds who are partners therein. DKCM has overall responsibility for investment decisions made on behalf of Midtown. Thomas L. Kempner, Jr. serves as the Executive Managing Member of DKCM. The other partners of DKCM are Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman, Conor Bastable, Michael Insel, Jogeesvaran Chris Krishanthan, Shulamit Leviant and Morgan Blackwell. Each such person may be deemed to share voting power and investment control over the shares of our common stock held by Midtown. Each such person disclaims ownership of the shares of our common stock held by Midtown except to the extent of any pecuniary interest therein. The address for Midtown is 65 East 55th Street, 19th Floor, New York, NY 10022.
(6)	The entities affiliated with Highland Capital Management, L.P., or HCMLP, are each managed by HCMLP, except for the Pyxis Credit Strategies Fund (fka Highland Credit Strategies Fund), which is an investment company registered under the 1940 Act. The HCMLP-managed entities are controlled by James Dondero. The Pyxis Credit Strategies Fund is managed under an investment advisory agreement with Pyxis Capital, L.P. subject to the governance of the Board of Trustees of the fund. Mr. Dondero may be deemed to share voting power and investment control over the shares of our common stock held by the entities affiliated with Highland Capital Management. Mr. Dondero disclaims beneficial ownership of the shares of our common stock held by the entities affiliated with Highland Capital Management except to the extent of any pecuniary interest therein. The address for the entities affiliated with Highland Capital Management is 13455 Noel Road, Suite 800, Dallas, TX 75240.
(7)	Kevin M. Charlton is a member of the board of directors of Macquarie Group (US) Holdings No. 1 Pty Limited and may be deemed to have beneficial ownership of the shares of our common stock owned by Macquarie Group (US) Holdings No. 1 Pty Ltd. Mr. Charlton disclaims beneficial ownership of the shares of our common stock held by Macquarie Group (US) Holdings No. 1 Pty Limited.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of our capital stock. For a complete description, you are urged to review in their entirety our charter and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable Maryland law. See “Where You Can Find More Information.”

General

Following the completion of this offering and the debt conversion, our authorized capital stock will consist of              shares of our common stock, $0.01 par value per share, and              shares of preferred stock, $0.01 par value per share. Our board of directors has the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue. Upon the completion of this offering and the debt conversion,              shares of our common stock will be issued and outstanding and 125 shares of our Series A Preferred Stock will be issued and outstanding. We intend to redeem all shares of our Series A Preferred Stock shortly after the completion of this offering so that there will be no shares of our preferred stock issued and outstanding.

Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of that stockholder’s status as a stockholder.

Common Stock

All shares of our common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Stockholders are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Stockholders are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock.

Subject to our charter restrictions on ownership and transfer of our stock, each outstanding share of our common stockholders entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, our common stockholders will possess exclusive voting power. Cumulative voting in the election of directors is not permitted. Directors will be elected by a plurality of the votes cast at the meeting in which directors are being elected. This means that the holders of a majority of the outstanding shares of our common stock can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Our common stockholders have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our capital stock. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which our common stockholders would otherwise be entitled to exercise such rights. Subject to our charter restrictions on ownership and transfer of our stock, holders of shares of our common stock will initially have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matter, except that the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on such matter is required to amend the provisions of our charter relating to the removal of directors, which also requires two-thirds of all votes entitled to be cast on the matter, or the vote required to amend the removal provisions. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its wholly-owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. Thus, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

Preferred Stock

Under the terms of our charter that will be in effect upon the completion of this offering, our board of directors will be authorized to classify any unissued shares of our preferred stock and to reclassify any previously classified but unissued shares of preferred stock into other classes or series of stock. Before the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on ownership and transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series. After we repurchase our Series A Preferred Stock (as defined below) shortly after the completion of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any preferred stock.

Series A Preferred Stock

As of December 31, 2011, we had outstanding 125 shares of $0.01 par value 12.5% Series A Cumulative Non-Voting Preferred Stock, or Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive cumulative cash dividends at the rate of 12.5% per annum of the liquidation preference. The holders of the Series A Preferred Stock generally do not have voting rights except in limited circumstances including for the authorization or issuance of equity securities senior to or on parity with the Series A Preferred Stock. At our election, the Series A Preferred Stock is redeemable, in whole or in part, for an amount equal to its liquidation preference, plus any accrued and unpaid dividends, plus a redemption premium which declines over time. The Series A Preferred Stock is not convertible into shares of any other class or series of stock. The Series A Preferred Stock is entitled to a liquidation preference of $1,000 per share. The Series A Preferred Stock will be senior to all other classes and series of shares of our stock as to the payment of dividends and the payment of assets on liquidation. We intend to redeem all shares of our Series A Preferred Stock shortly after the completion of this offering.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without action by our stockholders, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our stock may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interest. In addition, our issuance of additional shares of stock in the future could dilute the voting and other rights of your shares. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year on the date and at the time and place set by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. The presence at a meeting, either in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting of stockholders will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of the votes cast at a meeting at which a quorum is present is sufficient to elect a director and a majority of the votes entitled to be cast is required to approve certain extraordinary matters such as mergers, certain amendments to our charter or the sale of all or substantially all of our assets. Cumulative voting of shares is not permitted.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly or through certain constructive ownership rules by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.” For purposes of this provision, we will not include a “group” as that term is used for purposes of Rule 13d-5(b) or Section 13(d)(3) of the Exchange Act in the definition of “person.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock and thereby violate the applicable ownership limit.

Our charter provides that our board of directors, subject to certain limits including the directors’ duties under applicable law, may retroactively exempt and shall prospectively exempt a person from either or both of the ownership limits and, if necessary, establish a different limit on ownership for such person if it determines that such exemption could not cause or permit:

•	five or fewer individuals to actually or beneficially own more than 49% in value of the outstanding shares of all classes or series of our stock; or

•	us to own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us).

As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations, covenants and/or undertakings as are necessary or prudent to make the determinations above. Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors will, upon completion of this offering, grant to                                 , or the excepted holders, exemptions from the ownership limits, subject to various conditions and limitations. During the time that such waivers are effective, each excepted holder will be subject to increased ownership limits applicable to such holder, or the excepted holder limits. As a condition to obtaining such excepted holder limits, each excepted holder will be required to make certain representations and covenants to us, including a representation that, to the best knowledge of such excepted holder, as a result of our granting such excepted holder a waiver from the ownership limits and providing such excepted holder with the excepted holder limits, no other person will actually, beneficially or constructively own shares of our stock in excess of the ownership limits. In addition, each excepted holder will be required to represent that it does not, and will not at any time it has a waiver from the ownership limits, actually or constructively own any of the outstanding equity interests in any of our tenants, other than certain tenants specifically identified in connection with this offering, without our prior written consent. The representations and covenants made by each excepted holder in connection with the grant of such waivers are intended to ensure that, despite our granting such waivers and providing the excepted holder with the excepted holder limits, we will continue to meet the REIT qualification requirements. Each excepted holder must inform us if any of these representations becomes untrue or the excepted holder violates any of these covenants, in which case the excepted holder will lose its exemption from the ownership limits, and will be subject to the ownership limits and remedies set forth in our charter. We believe that these exemptions will not jeopardize our status as a REIT for federal income tax purposes.

In connection with a waiver of an ownership limit or at any other time, our board of directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•

any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT

(including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any the gross income requirements imposed on REITs); and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void and of no force or effect and the intended transferee will acquire no rights in the shares. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last sale price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sale price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole discretion:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner actually or beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits and the other restrictions on ownership and transfer of our stock set forth in our charter. In addition, any person that is an actual, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Registration Rights

Upon the completion of this offering and the debt conversion, holders of a total of              shares of our common stock will have the right to require us to register these shares under the Securities Act, under specified circumstances, pursuant to the terms of the Stockholder Rights Agreement and the Registration Agreement (each as defined below). After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Registration Agreement

On July 8, 2011, we entered into a registration rights agreement, or the Registration Agreement, with the TLC lenders who will receive shares of our common stock upon the debt conversion. Under the Registration Agreement, subject to certain limitations, we will use reasonable best efforts to file and cause to be declared effective on or prior to the first anniversary of the completion of this offering a shelf registration statement covering the sale from time to time pursuant to Rule 415 under the Securities Act of the shares of our common stock issued in the debt conversion for which we have received notice to include in such registration statement. In addition, commencing upon the effectiveness of a resale registration statement not later than the first anniversary of the completion of this offering, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of registrable shares included in such registration statement, provided that we are not obligated to effect more than two such underwritten offerings.

In the event that any registration in which the holders of registrable shares participate pursuant to the Registration Agreement is an underwritten offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Registration Agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or incidental registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Stockholder Rights Agreement

We are a party to an amended and restated stockholder rights agreement, or the Stockholder Rights Agreement, with Redford, investors in Redford including Macquarie Group (US) Holdings No. 1 Pty Limited, Kaupthing hf., Isis Investments Limited and entities affiliated with TPG-Axon, the TLC lenders and certain members of our management team that provides for certain rights including rights relating to the registration of such parties’ shares of our common stock, including shares to be issued upon the debt conversion. This agreement will be amended and restated so that most provisions relating to stockholder rights besides the registration rights described below will terminate upon the completion of this offering.

Demand Rights

Subject to specified limitations, at any time after the completion of this offering, the holders of at least fifty percent of our securities having registration rights may demand we register all or a portion of their registrable shares under the Securities Act. We are not obligated to register such registrable shares on Form S-3 unless we are eligible to file such registration on Form S-3.

Piggyback Registration Rights

If at any time after the completion of this offering we propose to file a registration statement to register any of our securities under the Securities Act, either for our own account or for the account of any of our stockholders, the holders of our registrable shares are entitled to notice of such proposed registration and are entitled to include their shares of our common stock in the registration.

Limitations and Expenses

In the event that any registration in which the holders of registrable shares participate pursuant to the Stockholder Rights Agreement is an underwritten offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Stockholder Rights Agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or piggyback registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of our common stock is             .

Stock Exchange Listing

We have applied to list our common stock on the NYSE under the symbol “     .”

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

According to our charter and bylaws, the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL (which is one) nor, unless our bylaws are amended, more than 15. We expect to have         directors upon the completion of this offering. Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, which we expect to have upon the completion of this offering, we will elect to be subject to a provision of Maryland law requiring that vacancies on our board of directors may be filled only by an affirmative vote of a majority of the remaining directors and that any individual elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Each of our directors will be elected by our common stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has, by board resolution, elected to opt out of the business combination provisions of the MGCL.

We cannot assure you that our board of directors will not opt for us to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated prior to or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition; (2) any officer of the corporation; or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors of the company to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. Our board of directors may amend or eliminate this provision at any time in the future, whether before or after the acquisition of control shares.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from our board of directors, which removal must be for cause, (2) vest in our board of directors the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Our charter generally may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter, except that amendments to the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision may be amended only with the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

¡	pursuant to our notice of the meeting;

¡	by or at the direction of our board of directors; or

¡

by a stockholder who was a stockholder of record both at the time of giving of the notice of the meeting and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the special meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

¡	by or at the direction of our board of directors; or

¡

provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors and our stockholders the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our board of directors the exclusive power to fill vacancies on our board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. Likewise, if our board of directors were to elect to be subject to the provision of Subtitle 8 providing for a classified board or the business combination provisions of the MGCL or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

¡	was committed in bad faith; or

¡	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking, which may be unsecured, by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it shall ultimately be determined that the standard of conduct has not been met.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers as described in “Management—Indemnification.”

Restrictions on Ownership and Transfer of our Stock

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in continuing to qualify as a REIT. Subject to certain exceptions, our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. For more information regarding these and other restrictions on the ownership and transfer of our stock imposed by our charter, see “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT. Our charter also provides that our board of directors may determine that compliance with the restrictions on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering and the debt conversion, we will have outstanding             shares of our common stock (             shares if the underwriters’ over-allotment option is exercised in full).

Of these shares, the             shares sold in this offering (             shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter. The remaining             shares of our common stock issued pursuant to the debt conversion or to our directors, officers, employees and affiliates will be “restricted shares” as defined in Rule 144.

There is currently no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

For a description of certain restrictions on ownership and transfer of shares of our common stock held by certain of our stockholders, see “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering and the debt conversion,             shares of our outstanding common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering (             shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Incentive Award Plan

We intend to adopt the Incentive Award Plan prior to the completion of this offering. The Incentive Award Plan may provide for the grant of incentive awards to our employees, directors, officers and consultants of our company and our subsidiaries. We intend to reserve             shares of our common stock for issuance under the Incentive Award Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under the Incentive Award Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, we, our directors, director nominees and executive officers, TLC lenders and substantially all of our continuing investors, have agreed not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of our common stock or securities convertible or exchangeable into shares of our common stock owned by them at the completion of this offering and the debt conversion or thereafter acquired by them for a period of 180 days after the date of this prospectus (or, in the case of our directors, director nominees and officers and substantially all of our continuing investors, 270 days), subject to specified exceptions and, for certain parties, a possible extension under certain circumstances, without the prior consent of the representatives of the underwriters in this offering. See “Underwriting.”

The representatives of the underwriters in this offering have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any shares subject to a lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives on behalf of the underwriters in this offering will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Spirit Finance Corporation and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2003. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our federal income tax status as a REIT. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ended December 31, 2003, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the C corporation’s basis in the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. See “—Tax Liabilities and Attributes Inherited from Other Entities.”

•	Tenth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•

Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Income Tests—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•

Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We will have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described herein, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

We currently own an interest in one taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary. Certain stockholders have actually or constructively owned in excess of 10% of our capital stock and some of those stockholders will continue to own in excess of 10% of our capital stock after this offering. Such stockholders have agreed that they have not owned, and will not own, interests in our tenants (subject to limited exceptions), and that any such ownership would be subject to the remedies set forth in our charter. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer”;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as the sole owner of the general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not appraised the relative values of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value of such property.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the sole owner of the general partner of our operating partnership, we intend to cause our operating partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning its properties and to make occasional sales of the properties as are consistent with our investment objective. We do not intend, and do not intend to permit our operating partnership or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Currently, our taxable REIT subsidiary does not provide any services to our tenants or conduct other material activities. However, a taxable REIT subsidiary of ours may in the future provide services to certain of our tenants and pay rent to us. We intend to set any fees paid to our taxable REIT subsidiaries for such services, and any rent payable to us by our taxable REIT subsidiaries, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Our operating partnership will own 100% of the securities of a corporation that has elected, together with us, to be treated as our taxable REIT subsidiary. So long as this corporation qualifies as our taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of its securities. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded, and in the future will not exceed, 25% of the aggregate value of our gross assets. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value of such assets.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company). For example, if we later cease to be the 100% owner (directly or indirectly) of our operating partnership, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise any redemption/exchange rights. Accordingly, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (1) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (3) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case, on the date we acquired the asset. See “—Tax Liabilities and Attributes Inherited from Other Entities.”

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership will authorize us, as the sole owner of the general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General

All of our investments will be held indirectly through our operating partnership. We will own all of the limited partner interests in our operating partnership and we will be the sole owner of the general partner of our operating partnership. Such general partner entity will be treated as a disregarded entity for federal income tax purposes. As a result, our operating partnership will be treated as a disregarded entity for federal income tax purposes, and we will be treated as directly owning our operating partnership’s assets and as earning its income for such purposes. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe will be treated as disregarded entities for federal income tax purposes. In the future, we may hold investments through entities treated as partnerships for federal income tax purposes. For example, if a property contributor or other third party is admitted to our operating partnership as a limited partner and, as a result, we cease to be the 100% owner (directly or indirectly) of the interests in our operating partnership, our operating partnership would cease to be treated as a disregarded entity, and instead would be treated as a partnership, for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities (or partnerships). For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership will be treated as a disregarded entity for federal income tax purposes, and each of its subsidiary partnerships and limited liability companies will be treated as disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests will generally carry over to our operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement will require that, if our operating partnership is treated as a partnership for federal income tax purposes, income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including a limited liability company treated as a partnership for federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Tax Liabilities and Attributes Inherited from Other Entities

From time to time, we have and may continue to acquire C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions. In June 2005, we acquired Camelback Ski Corporation in a cash merger treated as a stock purchase followed by a liquidation of such corporation for federal income tax purposes. In May 2006, we acquired Shopko Stores, Inc. in a stock purchase followed immediately thereafter by the dissolution of such corporation. In December 2008, we revoked the election to treat Spirit Management Company, our former taxable REIT subsidiary, as a taxable REIT subsidiary for federal income tax purposes, or the prior TRS election. In each such transaction, we acquired the assets of such corporations in a carry-over basis transaction for federal income tax purposes.

In connection with the completion of this offering, RAIT, an Australian investment trust through which our non-U.S. investors have indirectly owned shares of our common stock, will transfer substantially all of its assets (including shares of our common stock) to our company in exchange for newly issued shares of our common stock, and RAIT will then liquidate and distribute such shares to its owners. Such exchange of shares of our common stock held by RAIT for newly issued shares of our common stock is expected to be on a one-for-one basis. RAIT is treated as a C corporation for federal income tax purposes, and such transactions are intended to qualify as a tax-free reorganization for federal income tax purposes. We do not expect to acquire any earnings and profits of RAIT as a result of such transactions.

In the case of assets we acquire from a C corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the ten-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Our tax basis in the assets we acquire in a carry-over basis transaction may be lower than the assets’ fair market values at the time of such acquisition. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets, and to have a correspondingly larger required distribution of income or gain to our stockholders, than would be the case if we had directly purchased the assets in a taxable transaction.

In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired C corporation. To qualify as a REIT, we must distribute any such earnings and profits by the close of the taxable year in which such transaction occurs. Any adjustments to the acquired corporation’s income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation’s tax returns by the IRS, could affect the calculation of the corporation’s earnings and profits. If the IRS were to determine that we acquired earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by using “deficiency dividend” procedures. Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders as a dividend within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS. We believe that we have satisfied the distribution requirements described above in connection with the Camelback and Shopko acquisitions and the revocation of the prior TRS election.

Federal Income Tax Considerations for Our Common Stockholders

The following summary describes the principal federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	stockholders who receive common stock through the exercise of employee stock options or otherwise as compensation;

•	non-U.S. governments and international organizations;

•	non-U.S. stockholders that are passive foreign investment companies or controlled foreign corporations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals. For purposes of determining whether distributions to our common stockholders are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our NOLs or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to our common stockholders in proportion to the amount that our total dividends, as determined for federal income tax purposes, paid or made available to our common stockholders for the year bears to the total dividends, as determined for federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•

in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

If a U.S. stockholder sells or disposes of shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. stockholder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the U.S. stockholder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is currently 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is currently 15%. However, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” For taxable years beginning after December 31, 2012, the 15% capital gains tax rate is currently scheduled to increase to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. In addition, U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common stock.

Foreign Accounts

Certain future payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock and the effective date of such provision. See “—Taxation of Non-U.S. Stockholders—Foreign Accounts.”

Information Reporting and Backup Withholding

We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our common stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any tax return filing and other reporting requirements.

Distributions Generally

Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted tax basis of the stockholder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted tax basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met. In addition, under the Foreign Investment in Real Property Tax Act, or FIRPTA, provisions discussed below, because we will not be a “domestically controlled qualified investment entity” (as discussed below) for at least five years after the date of this offering, we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits made to any stockholder that has held more than 5% of the related class of our stock at any time during the five-year period ending on the date of the distribution. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to federal income taxation, unless:

•

the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. We also will be required to withhold and to remit to the IRS 35% (or 15% (20% in the case of taxable years beginning after December 31, 2012) to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders to the extent attributable to gain from sales or exchanges by us of USRPIs. The amount withheld is creditable against the non-U.S. stockholder’s federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded” on an established securities market located in the United States (as we anticipate our common stock will be following the completion of this offering) is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will generally be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of the common stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. stockholders would be able to offset as a credit against their federal income tax liability their proportionate share of the tax that we paid on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax that we paid exceeds their actual federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. stockholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of Our Common Stock

Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to federal income taxation unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a U.S. real property holding corporation, or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI if we become a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year period ending on the date of disposition of our common stock less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Prior to this offering, we believe that we were not a “domestically controlled qualified investment entity” and, as a result, that our stock constitutes a USRPI. Because our common stock will be publicly traded, we may become a “domestically controlled qualified investment entity” in the future (but in no event before the fifth anniversary of this offering), although no assurance can be given in this regard.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (1) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or (2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we later become a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. stockholder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). The preceding sentence shall not apply to a non-U.S. stockholder if the non-U.S. stockholder did not own more than 5% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1) of the preceding sentence and the class of stock is “regularly traded,” as defined by applicable Treasury Regulations.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our common stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to federal income taxation under FIRPTA as a sale of a USRPI if:

•	such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

•	such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would generally be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, proposed Treasury Regulations provide that the withholding provisions described above will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding these withholding provisions.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and an investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Macquarie Capital (USA) Inc
UBS Securities LLC
Deutsche Bank Securities Inc
RBC Capital Markets, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers which may include the underwriters, as such offering price less a selling concession not in excess of $         per share. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional             shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to accounts over which they exercise discretionary authority to exceed 5% of the total number of shares of our common stock offered by them.

We have applied to have our common stock listed on the NYSE under the trading symbol “             .”

We and all of our directors, director nominees and officers, the TLC lenders and substantially all of our continuing investors, have agreed that, without the prior written consent of the representatives on behalf of the underwriters (and, in the case of the stock subject to the 270 day restricted period referenced below, the majority of the TLC lenders), we and they will not, during the period ending (1) 180 days, in the case of us and the TLC Lenders, or (2) 270 days, in the case of our directors, director nominees and officers and substantially all of our continuing investors, after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters (and, in the case of the stock subject to the 270 day restricted period, the majority of the TLC Lenders), it will not, during the period ending (1) 180 days, in the case of us and the TLC Lenders, or (2) 270 days, in the case of our directors, director nominees and officers and substantially all of our continuing investors, after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to the sale of shares to the underwriters or transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

Certain members of our former management team will in the aggregate own approximately         % of our common stock upon completion of this offering. There will be no restriction on the ability of these individuals to sell or otherwise dispose of their common stock.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of the Offering

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, results of operations and certain other financial and operating information in recent periods, and the valuation measures, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

Kevin M. Charlton, a member of our board of directors, is a Managing Director in the Principal Transactions Group of Macquarie Capital (USA) Inc., one of the underwriters of this offering. Our August 2007 privatization was structured and led by an affiliate of Macquarie Capital (USA) Inc. Upon completion of this offering, Macquarie Group (US) Holdings No. 1 Pty Limited, an affiliate of Macquarie Capital (USA) Inc., will own approximately         % of our common stock.

We expect that affiliates of the underwriters will act as lenders under the proposed $         million revolving credit facility that we expect to enter into upon the completion of this offering. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. In the future, they may receive customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to shares of our common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of shares of our common stock for resale in Australia within 12 months of those shares of our common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Hong Kong

Shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”). Shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) otherwise in compliance with the Financial Instruments and Exchange Law and any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly shares of our common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, shares of our common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and shares of our common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. Shares of our common stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to shares of our common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of shares of our common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Latham & Watkins LLP, Los Angeles, California and certain legal matters will be passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware. Sidley Austin LLP, New York, New York will act as counsel to the underwriters. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock sold in this offering and certain other matters under Maryland law.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and the supplementary information in Schedule III—Real Estate and Accumulated Depreciation and Schedule IV—Mortgage Loans on Real Estate as of December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements and supplementary information are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Specialty Retail Shops Holding Corp. and subsidiaries as of January 29, 2011 and January 30, 2010 and for each of the years in the three-year period ended January 29, 2011 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information relating to the economic conditions in the single-tenant market contained in “Prospectus Summary,” “Market Opportunity” and “Business and Properties” is derived from market information prepared for us by RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG’s authority as an expert in such matters. We paid RCG a fee of $45,000 for its services.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a Web site at www.spiritfinance.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site to be part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s web site, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

INDEX TO FINANCIAL STATEMENTS

Spirit Finance Corporation and Subsidiaries:
Pro Forma Condensed Consolidated Financial Information (unaudited):
Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2011	F-4
Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2011	F-5
Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements	F-6
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-8
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-9
Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009	F-10
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2011, 2010 and 2009	F-11
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	F-12
Notes to Consolidated Financial Statements	F-13
Schedule III Real Estate and Accumulated Depreciation	F-38
Schedule IV Mortgage Loans on Real Estate	F-61

Specialty Retail Shops Holding Corp. and Subsidiaries:
Condensed Consolidated Financial Statements as of and for the 39 Weeks Ended October 29, 2011 and October 30, 2010 (unaudited):
Condensed Consolidated Statements of Operations (Unaudited) for the 39 Weeks Ended October 29, 2011 and October 30, 2010	F-62
Condensed Consolidated Balance Sheets (Unaudited) as of October 29, 2011 and January 29, 2011	F-63
Condensed Consolidated Statements of Cash Flows (Unaudited) for the 39 Weeks Ended October 29, 2011 and October 20, 2010	F-64
Condensed Consolidated Statements of Shareholders’ Equity for the 39 Weeks Ended October 29, 2011	F-65
Notes to Condensed Consolidated Financial Statements as of October 29, 2011 and January 29, 2011 and for the 39 Weeks Ended October 29, 2011 and October 30, 2010	F-66
Consolidated Financial Statements as of January 29, 2011 and January 30, 2010 and for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009 (audited):
Independent Auditors’ Report	F-72
Consolidated Statements of Operations for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-73
Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010	F-74
Consolidated Statements of Cash Flows for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-75
Consolidated Statements of Shareholders’ Equity for the Fiscal Years Ended January 29, 2011, January 30, 2010 and January 31, 2009	F-76
Notes to Consolidated Financial Statements as of January 29, 2011 and January 30, 2010 and for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009	F-77

SPIRIT FINANCE CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

Spirit Finance Corporation (together with its consolidated subsidiaries, “we,” “our” or “us”) is a Maryland corporation formed on August 14, 2003. We are a self-administered and self-managed real estate investment trust (“REIT”) that primarily invests in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service and distribution industries.

The following unaudited pro forma condensed consolidated financial statements of Spirit Finance Corporation have been prepared to provide pro forma financial information with regard to this offering, the term loan conversion (as described below), and the use of the net proceeds. We estimate that the net proceeds to us from this offering will be approximately $455 million, or $525 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses, in each case, based on the mid-point of the price range set forth on the front cover of this prospectus.

As of December 31, 2011, we had $729 million principal amount of outstanding term loan indebtedness maturing in August 2013. In July 2011, the credit agreement relating to the term loan was amended to effectively separate the loan into two tranches: term loan B (“TLB”), with an outstanding principal balance of $399 million, and term loan C (“TLC”), with an outstanding principal balance of $330 million. Both tranches maintain the same rights and privileges as under the original credit agreement. However, the holders of TLC have granted us the option to convert the TLC into our common stock in connection with a “Qualifying IPO,” as that term is defined in the conversion agreement relating to the term loan. In exchange for this option, we paid a call premium fee of $6.6 million to the TLC lenders and agreed to issue shares of our common stock equal in value to 110% to 117% of the principal amount of the TLC that may be converted in connection with a Qualifying IPO, with the amount of the conversion premium to be determined, in part, by reference to the initial public offering price of our common stock. We expect that this offering will be a Qualifying IPO, and we have exercised our option to convert all $330 million of the outstanding TLC into shares of our common stock, subject to the consummation of a Qualifying IPO. In addition, we will use a portion of the net proceeds from this offering to repay in full the $399 million principal balance of TLB.

Remaining net proceeds will be used to pay expenses associated with securing lenders’ consents to this offering and related transactions and for general business and working capital purposes, including potential future acquisitions.

We intend to initially invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to maintain our qualification as a REIT for federal income tax purposes.

The following unaudited pro forma condensed consolidated financial statements as of and for the year ended December 31, 2011 are derived from our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to:

•	the completion of this offering;

•	conversion of TLC into common stock upon the completion of this offering;

•	repayment in full of TLB with a portion of the net proceeds from this offering;

•	the payment of consent fees and other expenses associated with securing lenders’ consents to this offering;

•	the payment and amortization of financing fees related to a revolving credit facility we expect to enter into in connection with this offering; and

•	certain incremental general and administrative expenses expected to be incurred subsequent to the successful completion of this offering in order to operate as a public company.

Our unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma adjustments to our unaudited pro forma condensed consolidated financial statements are based on available information and assumptions that we consider reasonable and are based on assumptions and estimates considered appropriate by management. Our unaudited pro forma condensed consolidated financial statements do not purport to (1) represent our actual financial position had this offering, the TLC conversion and the related use of the net proceeds from this offering occurred on December 31, 2011, (2) represent the actual results of our operations had this offering, the TLC conversion and the related use of the net proceeds from this offering occurred on January 1, 2011 or (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

Spirit Finance Corporation

Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2011

(unaudited and in thousands)

	Historical	Term Loan Conversion and Proceeds From Offering		Use of Proceeds		Other Pro Forma Adjustments			Pro Forma
	(A)
Assets
Investments:
Real estate investments:
Land and improvements	$1,297,020								$1,297,020
Buildings and improvements	1,975,683								1,975,683

Total real estate investments	3,272,703	—		—			—		3,272,703
Less: accumulated depreciation	(405,401)								(405,401)

	2,867,302	—		—			—		2,867,302
Loans receivable, net	65,477								65,477
Intangible lease assets, net	204,696								204,696
Real estate assets held for sale, net	9,634								9,634

Net investments	3,147,109	—		—			—		3,147,109
Cash and cash equivalents	49,536	$456,509	(B)	$(398,983)	(D)	$	[ ]	(F)	95,312
				(11,750)	(E)
Deferred costs and other assets, net	34,916	(3,871)	(B)				(5,029)	(G)	26,016
							[ ]	(F)

Total assets	$3,231,561	$452,638		$(410,733)			$(5,029)		$3,268,437

Liabilities and stockholders’ equity
Liabilities:
Revolving credit facility (F)	$—								$—
Term note payable	725,735	$(330,017)	(C)	$(398,983)	(D)				—
		3,265	(C)
Mortgages and notes payable, net	1,901,411								1,901,411
Intangible lease liabilities, net	46,221								46,221
Accounts payable, accrued expenses and other liabilities	31,834	(2,362)	(B)						29,472

Total liabilities	2,705,201	(329,114)		(398,983)			—		1,977,104

Stockholders’ equity:
Series A cumulative preferred stock	84								84
Common stock	—								—
Capital in excess of par value	1,004,324	455,000	(B)			$	[ ]	(H)	1,828,943
		369,619	(C)
Accumulated deficit	(470,496)	(42,867)	(C)	(11,750)	(E)		(12,581)	(G)	(537,694)
							[ ]	(H)
Accumulated other comprehensive loss	(7,552)						7,552	(G)	—

Total stockholders’ equity	526,360	781,752		(11,750)			(5,029)		1,291,333

Total liabilities and stockholders’ equity	$3,231,561	$452,638		$(410,733)			$(5,029)		$3,268,437

Spirit Finance Corporation

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2011

(unaudited and in thousands, except per share data)

	Historical	Pro Forma Adjustments			Pro Forma
	(AA)
Revenues:
Rentals	$268,616		—			$268,616
Interest income on loans receivable	6,772		—			6,772
Interest income and other	820		—			820

Total revenues	276,208		—			276,208

Expenses:
General and administrative	28,371	$	[ ]	(BB)		19,218
			(9,153)	(CC)
Litigation	151		—			151
Property costs	5,279		—			5,279
Interest	169,888		(39,533)	(DD)		130,355
			[ ]	(EE)
Depreciation and amortization	110,809		—			110,809
Impairments	14,042		—			14,042

Total expenses	328,540		(48,686)			279,854

(Loss) income from continuing operations before income tax benefit	(52,332)		48,686			(3,646)
Income tax benefit	(60)		—			(60)

(Loss) income from continuing operations	$(52,272)		$48,686			$(3,586)

Loss per share of common stock from continuing operations:
Basic					$

Diluted					$

Weighted average outstanding shares of common stock:
Basic

Diluted

SPIRIT FINANCE CORPORATION

NOTES AND MANAGEMENT’S ASSUMPTIONS TO PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	The notes to the pro forma condensed consolidated balance sheet as of December 31, 2011 are as follows:

(A)	Reflects the historical audited consolidated balance sheet as of December 31, 2011

(B)	Reflects the estimated net proceeds of the offering of $455 million. A summary of the offering proceeds is as follows (dollars in thousands):

Gross proceeds	$500,000
Less: Underwriting discounts and commissions and other estimated expenses(1)	(45,000)

Net proceeds	$455,000

(1)	As of December 31, 2011, $3.9 million of these estimated expenses had been incurred of which $2.4 million had not yet been paid in cash.

(C)	Reflects the conversion of $330 million of the outstanding balance of TLC into shares of our common stock at the time of the offering, assuming an estimated conversion premium, as such term is defined in the conversion agreement, of 12.0 % or $39.6 million, based on the mid-point of the price range set forth on the front cover of this prospectus. In addition, reflects the full amortization of the remaining $3.3 million of debt discount associated with the TLC call premium and conversion in accumulated deficit.

(D)	Reflects the repayment in full of the outstanding balance of TLB with a portion of the net proceeds from this offering.

(E)	In connection with this offering, we expect to incur $11.75 million of consent fees and other expenses associated with securing lenders’ consents, which have been reflected as a nonrecurring charge included in accumulated deficit on this unaudited pro forma condensed consolidated balance sheet.

(F)	In conjunction with this offering, we expect to enter into a new revolving credit facility. In connection with this facility, we expect to incur $ in upfront financing and arrangement fees, which will be amortized over the term of the credit facility as an adjustment to interest expense.

(G)	In conjunction with the conversion of TLC into shares of our common stock as noted in Note (C) and the repayment of TLB reflected in Note (D) above, we expect to incur charges of $7.6 million which represents the unamortized balance in accumulated other comprehensive loss related to term loan hedge agreements and $5.0 million which represents the unamortized portion of deferred financing fees associated with the term loan. These charges have been reflected as a decrease in accumulated other comprehensive loss and a reduction in deferred costs and other assets, respectively, with a corresponding increase in accumulated deficit.

(H)	Certain members of our management have been granted restricted common stock awards. A portion of these awards ($ million) will be earned as a direct result of this offering and will be included in general and administrative expense as non-cash stock-based compensation expense at the time of the completion of this offering.

2.	The notes to the pro forma condensed consolidated statement of operations for the year ended December 31, 2011 are as follows:

(AA)	Reflects the historical audited consolidated statement of operations for the year ended December 31, 2011.

(BB)	Reflects non-cash stock-based compensation expenses we expect to incur as a result of restricted stock awards that have been granted to certain members of management as noted in Note (H) above. As previously noted, a portion of these awards ($ million) will be earned as a direct result of this offering and the remainder will be earned over a three-year vesting period following the completion of this offering, which we have amortized ratably into general and administrative expense over the three-year vesting period.

SPIRIT FINANCE CORPORATION

NOTES AND MANAGEMENT’S ASSUMPTIONS TO PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(CC)	Reflects the reduction in general and administrative expenses associated with the removal of consulting and other charges associated with (1) term loan amendments primarily associated with restructuring the term loan to allow conversion upon completion of a Qualifying IPO and (2) the amortization of the non-interest portion of interest rate swap losses and other losses directly associated with the term loan. The detail of the general and administrative expense charges removed is summarized below (dollars in thousands).

Year Ended December 31, 2011
Term loan amendment related consulting expenses	$7,226
Amortization (non-interest portion) of interest rate swap and other losses associated with the term loan	1,927

Total pro forma adjustments to general and administrative expense	$9,153

We expect to incur approximately $2.2 million in annual incremental costs associated with being a publicly traded company, which have not been reflected as an increase in general and administrative expenses because such amounts are not contractually obligated.

(DD)	Reflects the decrease in interest expense as a result of the term loan debt repayments and conversion described more fully in Notes (C) and (D) above. As a result of these repayments and conversion, we expect total interest expense (which includes the amortization of net losses related to term loan hedge agreements and deferred financing costs associated with the term loan) to decrease by $39.5 million for the year ended December 31, 2011 as detailed below (dollars in thousands):

Year Ended December 31, 2011
Term loan interest expense	$26,631
Amortization of net losses related to term loan hedge agreements	4,500
Amortization of deferred financing costs—term loan	3,504
Amortization of term loan debt discounts	4,898

Total term loan interest expense	$39,533

The charges associated with the write-off of the unamortized deferred financing costs ($5.0 million) and the accumulated other comprehensive loss ($7.6 million), both of which will be recorded as a reduction of our income upon consummation of the repayments, have been excluded from the consolidated pro forma statements of operations as these represent charges that directly result from the debt repayments and conversion.

(EE)	As discussed in Note (F) above, we expect to enter into a new revolving credit facility in conjunction with this offering. During the first year of operations following this offering, we do not expect to borrow on this facility but will incur approximately $ in non-use fees related to this new facility.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Spirit Finance Corporation

We have audited the accompanying consolidated balance sheets of Spirit Finance Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the accompanying index to financial statements. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Phoenix, Arizona

March 15, 2012

SPIRIT FINANCE CORPORATION

Consolidated Balance Sheets

(Dollars in Thousands Except Share Amounts)

	December 31,
	2011	2010
Assets
Investments:
Real estate investments:
Land and improvements	$1,297,020	$1,315,057
Buildings and improvements	1,975,708	1,984,385

Total real estate investments	3,272,728	3,299,442
Less: accumulated depreciation	(405,426)	(319,946)

	2,867,302	2,979,496
Loans receivable, net	65,477	73,626
Intangible lease assets, net	204,696	224,996
Real estate assets held for sale, net	9,634	2,807

Net investments	3,147,109	3,280,925
Cash and cash equivalents	49,536	88,341
Deferred costs and other assets, net	34,916	27,576

Total assets	$3,231,561	$3,396,842

Liabilities and stockholders’ equity
Liabilities:
Term note payable, net	$725,735	$799,000
Mortgages and notes payable, net	1,901,411	1,931,994
Intangible lease liabilities, net	46,221	49,224
Accounts payable, accrued expenses and other liabilities	31,834	26,523

Total liabilities	2,705,201	2,806,741

Stockholders’ equity:
Series A Cumulative Preferred Stock, $0.01 par value per share, 20 million shares authorized, 125 shares issued and outstanding	84	84
Common stock, $0.01 par value per share, 100 million shares authorized, 200 shares issued and outstanding	—	—
Capital in excess of par value	1,004,324	1,004,430
Accumulated deficit	(470,496)	(402,854)
Accumulated other comprehensive loss	(7,552)	(11,559)

Total stockholders’ equity	526,360	590,101

Total liabilities and stockholders’ equity	$3,231,561	$3,396,842

See accompanying notes.

SPIRIT FINANCE CORPORATION

Consolidated Statements of Operations

(Dollars in Thousands)

	Year Ended December 31,
	2011	2010	2009
Revenues:
Rentals	$268,616	$268,588	$265,047
Interest income on loans receivable	6,772	9,572	10,098
Interest income and other	820	14,481	6,477

Total revenues	276,208	292,641	281,622

Expenses:
General and administrative	28,371	19,622	19,853
Litigation	151	22,282	—
Property costs	5,279	2,884	2,964
Interest	169,888	173,054	208,538
Depreciation and amortization	110,809	111,220	111,983
Impairments	14,042	23,879	7,584

Total expenses	328,540	352,941	350,922

Loss from continuing operations before other income (expense) and income tax (benefit) expense	(52,332)	(60,300)	(69,300)
Other income (expense):
Gain on debt repurchases	—	9,455	—
Loss on sale of loans receivable	—	(12,565)	—
Gain on sale of available-for-sale securities	—	—	6,810

Total other income (expense)	—	(3,110)	6,810

Loss from continuing operations before income tax (benefit) expense	(52,332)	(63,410)	(62,490)
Income tax (benefit) expense	(60)	239	3,346

Loss from continuing operations	(52,272)	(63,649)	(65,836)

Discontinued operations:
Loss from discontinued operations	(8,855)	(22,497)	(22,165)
Net losses on dispositions of assets	(2,736)	(391)	(34,682)

Loss from discontinued operations	(11,591)	(22,888)	(56,847)

Net loss	$(63,863)	$(86,537)	$(122,683)

See accompanying notes.

SPIRIT FINANCE CORPORATION

Consolidated Statements of Stockholders’ Equity

(Dollars in Thousands)

	Series A Cumulative Preferred Shares	Series A Cumulative Preferred Value	Common Shares	Common Stock Par Value	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balances, December 31, 2008	125	$84	200	$—	$1,004,430	$(189,219)	$(19,616)	$795,679
Comprehensive loss:
Net loss	—	—	—	—	—	(122,683)	—	(122,683)
Change in net unrealized losses on cash flow hedge	—	—	—	—	—	—	(13,438)	(13,438)
Net cash flow hedge losses reclassified to operations	—	—	—	—	—	—	21,023	21,023
Change in net unrealized gains on available-for-sale security (net of tax)	—	—	—	—	—	—	(2,792)	(2,792)
Realized gain on sale of available-for-sale security (net of tax of $3,100)	—	—	—	—	—	—	(3,710)	(3,710)

Total comprehensive loss								(121,600)
Dividends paid on preferred stock	—	—	—	—	—	(16)	—	(16)
Dividends paid to equity owners						(4,384)		(4,384)

Balances, December 31, 2009	125	84	200	—	1,004,430	(316,302)	(18,533)	669,679
Comprehensive loss:
Net loss	—	—	—	—	—	(86,537)	—	(86,537)
Change in net unrealized gains on cash flow hedge	—	—	—	—	—	—	225	225
Net cash flow hedge losses reclassified to operations	—	—	—	—	—	—	6,749	6,749

Total comprehensive loss								(79,562)
Dividends paid on preferred stock	—	—	—	—	—	(15)	—	(15)

Balances, December 31, 2010	125	84	200	—	1,004,430	(402,854)	(11,559)	590,101
Comprehensive loss:
Net loss	—	—	—	—	—	(63,863)	—	(63,863)
Change in net unrealized gains on cash flow hedge	—	—	—	—	—	—	(816)	(816)
Net cash flow hedge losses reclassified to operations	—	—	—	—	—	—	4,823	4,823

Total comprehensive loss								(59,856)
Dividends declared or paid to equity owners	—	—	—	—	(106)	(3,763)	—	(3,869)
Dividends paid on preferred stock	—	—	—	—	—	(16)	—	(16)

Balances, December 31, 2011	125	$84	200	$—	$1,004,324	$(470,496)	$(7,552)	$526,360

See accompanying notes.

SPIRIT FINANCE CORPORATION

Consolidated Statements of Cash Flows

(Dollars in Thousands)

	Year Ended December 31,
	2011	2010	2009
Operating activities
Net loss	$(63,863)	$(86,537)	$(122,683)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	111,870	113,648	118,745
Impairments	22,232	44,753	34,046
Amortization of deferred financing costs	4,198	4,728	8,401
Amortization of interest rate hedge losses and other derivative losses	5,828	6,749	4,856
Amortization of debt discounts	14,605	10,112	10,448
Gains on debt repurchases	—	(9,455)	—
Losses on dispositions of real estate and other assets, net	2,736	12,956	34,682
Noncash revenue	(2,333)	(2,336)	(2,268)
Gain on sale of available-for-sale security	—	—	(6,810)
Payment to terminate interest rate swap	—	—	(21,539)
Other	(140)	—	13
Changes in operating assets and liabilities:
Accounts receivable and other assets	(42)	(2,683)	(2,939)
Accounts payable, accrued expenses and other liabilities	(664)	(2,538)	(8,099)

Net cash provided by operating activities	94,427	89,397	46,853

Investing activities
Acquisitions/improvements of real estate	(36,643)	—	(366)
Investments in loans receivable	—	(3,682)	(4,384)
Collections of principal on loans receivable	4,828	7,116	3,501
Proceeds from dispositions of real estate and other assets	15,215	65,401	171,321
Transfers of sale proceeds and loan principal collections (to) from restricted account	(7,084)	1,358	2,027
Proceeds from sale of available-for-sale security	—	—	7,386
Sale of marketable securities	—	—	4,432

Net cash (used in) provided by investing activities	(23,684)	70,193	183,917

Financing activities
Repayments under secured credit facility	—	—	(165,623)
Borrowings under mortgages and notes payable	11,400	—	—
Repayments under mortgages and notes payable	(38,565)	(92,330)	(67,150)
Repurchases of Term Note payable	(70,000)	(43,553)	—
Deferred financing costs and call premiums paid	(6,999)	(1,216)	(5,109)
Deferred offering costs paid	(1,509)	—	—
Distributions paid to equity owners	(3,885)	(16)	(4,400)
Transfers from (to) escrow deposits with lenders	10	794	(50)

Net cash used in financing activities	(109,548)	(136,321)	(242,332)

Net (decrease) increase in cash and cash equivalents	(38,805)	23,269	(11,562)
Cash and cash equivalents, beginning of period	88,341	65,072	76,634

Cash and cash equivalents, end of period	$49,536	$88,341	$65,072

See accompanying notes.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Company Organization and Operations

Spirit Finance Corporation (“Spirit Finance” or the “Company”) is a Maryland corporation formed on August 14, 2003. The Company is a self-administered and self-managed real estate investment trust (“REIT”) that primarily invests in single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis primarily to tenants engaged in retail, service, and distribution industries. Single-tenant, operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where the Company’s tenants conduct retail, distribution, or service activities that are essential to the generation of their sales and profits. Under a triple-net lease the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as insurance, real estate taxes, and repair and maintenance costs. In support of its primary business of owning and leasing real estate, the Company has also strategically originated or acquired long-term, commercial mortgage and equipment loans receivable to provide a range of financing solutions to its tenants.

The Company became a public company in December 2004 and was subsequently taken private in August 2007 by a consortium of private investors in a merger (the “Privatization”). As a result of the Privatization, the Company became a subsidiary of Redford Holdco, LLC (“Redford”). From March 2008 through June 2011, the Company was externally managed by an affiliate, Spirit Finance Capital Management, LLC (the “Manager”) under an advisory management agreement (the “Advisory Management Agreement”). On June 30, 2011, the Company terminated the Advisory Management Agreement and acquired all of the assets and liabilities of the Manager for a net purchase price of approximately $9,000; in connection with this acquisition, the personnel of the Manager became employees of the Company. This transaction has been accounted for as a combination of entities under common control; accordingly, the Company’s consolidated financial statements have been retroactively restated to reflect the consolidation for all periods presented. The Manager was responsible for managing all of the day-to-day operations of the Company, including monitoring the Company’s investment portfolio, identifying assets for acquisition and disposition and other activities on the Company’s behalf in return for payment of management fees. Effective June 30, 2011, the Company assumed the role of managing and performing all of its business operations, which were formerly executed by the Manager.

Basis of Accounting and Principles of Consolidation

The consolidated financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States (“GAAP”).

The consolidated financial statements include the accounts of Spirit Finance Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Spirit Finance has formed numerous special purpose entities to acquire and hold real estate subject to mortgage notes payable (see Note 4). As a result, the vast majority of the Company’s consolidated assets are held in these wholly owned special purpose entities and are subject to debt. Each special purpose entity is a separate legal entity and is the sole owner of its assets and responsible for its liabilities. The assets of the special purpose entities are not available to pay, or otherwise satisfy obligations to, the creditors of any owner or affiliate of the special purpose entity. At December 31, 2011 and 2010, assets totaling $3.1 billion and $3.2 billion, respectively, were held, and liabilities totaling $1.9 billion and $2.0 billion, respectively, were owed by these special purpose entities and are included in the accompanying consolidated balance sheets.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Segment Reporting

Accounting Standards Codification Topic 280, Segment Reporting (ASC 280), established standards for the manner in which public enterprises report information about operating segments. The Company views its operations as one segment, which consists of triple-net leasing operations. The Company has no other reportable segments.

Real Estate Investments

Carrying Value of Real Estate Investments—The Company’s real estate properties are recorded at cost and depreciated using the straight-line method over the estimated remaining useful lives of the properties, which generally range from 20 to 50 years for buildings and improvements and is 15 years for land improvements. Portfolio assets classified as “held for sale” are not depreciated. The Company allocates the purchase price of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated fair values. In making estimates of fair values for this purpose, management uses a number of sources, including independent appraisals and information obtained about each property as a result of its pre-acquisition due diligence and its marketing and leasing activities. Properties classified as “held for sale” are recorded at the lower of their carrying value or their fair value, less anticipated selling costs.

Lease intangibles, if any, acquired in conjunction with the purchase of real estate represent the value of in-place leases and above- or below-market leases. For real estate acquired subject to existing lease agreements, in-place lease intangibles are valued based on management’s estimates of the carrying costs that would be incurred during the time it would take to locate a tenant if the property were vacant, taking into consideration current market conditions and costs to execute similar leases at the time of the acquisition, and are amortized on a straight-line basis over the remaining initial term of the related lease and included in amortization expense. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the leases at the time of acquisition of the real estate and management’s estimate of current market lease rates for the property, measured over a period equal to the remaining initial term of the lease. Capitalized above-market lease intangibles are amortized over the remaining initial terms of the respective leases as a decrease to rental revenue. Below-market lease intangibles are amortized as an increase in rental revenue over the remaining initial terms of the respective leases plus any fixed-rate renewal periods on those leases. Should a lease terminate early, the unamortized portion of any related lease intangibles is immediately recognized in the Company’s consolidated statements of operations.

Impairment—The Company reviews its real estate investments and related lease intangibles periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

be recoverable. Management considers factors such as expected future undiscounted cash flows, estimated residual value, and market trends (such as the effects of leasing demand and competition), and other factors in making this assessment. An asset is considered impaired if the carrying value of the asset exceeds its estimated undiscounted cash flows and the impairment is calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

Revenue Recognition—The Company leases real estate to its tenants under long-term, triple-net leases that are classified as operating leases. Lease origination fees are deferred and amortized over the related lease term as an adjustment to rental revenue. Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Accordingly, the accompanying consolidated statements of operations do not reflect these tenant-funded costs.

The Company’s leases generally provide for rent escalations throughout the lease terms. For leases that provide for specific contractual escalations, rental revenue is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue, calculated as the aggregate difference between the rental revenue recognized on a straight-line basis and scheduled rents, represents unbilled rent receivables that the Company will receive only if the tenants make all rent payments required through the expiration of the initial term of the leases. The accrued rental revenue representing this straight-line adjustment is subject to an evaluation for collectability, and the Company records a provision for losses. Leases that have contingent rent escalators indexed to future increases in the Consumer Price Index (“CPI”) may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (a) 1 to 1.25 times the increase in the CPI over a specified period or (b) a fixed percentage. Because of the volatility and uncertainty with respect to future changes in the CPI, the Company’s inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the entire term of these leases and the Company’s view that the multiplier does not represent a significant leverage factor, rental revenue from leases with this type of escalator are recognized only after the changes in the rental rates have occurred.

Some of the Company’s leases also provide for contingent rent based on a percentage of the tenant’s gross sales. For contingent rentals that are based on a percentage of the tenant’s gross sales, the Company recognizes contingent rental revenue when the change in the factor on which the contingent lease payment is based actually occurs.

The Company suspends revenue recognition if the collectability of amounts due pursuant to a lease is not reasonably assured or if the tenant’s monthly lease payments become more than 60 days past due, whichever is earlier.

Lease termination fees are included in “interest income and other” on the Company’s consolidated statements of operations and recognized when there is a signed termination agreement and all of the conditions of the agreement have been met and the tenant no longer occupies the property. The Company recorded lease termination fees of zero, $13.9 million and $5.9 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Provision for Doubtful Accounts—The Company reviews its rent receivables for collectability on a regular basis, taking into consideration changes in factors such as the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that the collectability of a receivable with respect to any tenant is in doubt, a provision for uncollectible amounts will be established or a direct write-off of the specific rent

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

receivable will be made. The Company provided for reserves for uncollectible amounts totaling $5.1 million and $7.7 million at December 31, 2011 and 2010, respectively, against accounts receivable balances of $11.3 million and $15.0 million, respectively. Uncollected accounts receivable are written off against the allowance when all possible means of collection have been exhausted. For accrued rental revenues related to the straight-line method of reporting rental revenue, the Company establishes a provision for losses ($12.9 million and $10.2 million at December 31, 2011 and 2010, respectively, against accrued rental revenue receivables of $18.4 million and $14.5 million, respectively) based on management’s estimates of uncollectible receivables and management’s assessment of the risks inherent in the portfolio, giving consideration to historical experience and industry default rates for long-term receivables.

Loans Receivable

The Company holds its loans receivable for long-term investment. Mortgage loans are secured by single-tenant, operationally essential real estate. Equipment loans are secured by equipment used by tenants of properties owned or financed by the Company. The loans are carried at amortized cost, including related unamortized premiums.

Revenue Recognition—Interest income on mortgage and equipment loans receivable is recognized using the effective interest method applied on a loan-by-loan basis. Direct costs associated with originating loans are offset against any related fees received and the balance, along with any premium or discount, is deferred and amortized as an adjustment to interest income over the terms of the related loans using the effective interest method. A loan is placed on nonaccrual status when the loan has become 60 days past due, or earlier if management determines that full recovery of the contractually specified payments of principal and interest is doubtful. While on nonaccrual status, interest income is recognized only when received. As of December 31, 2011, there were no loans on nonaccrual status. As of December 31, 2010 one loan with an outstanding principal amount of $1.4 million, was on nonaccrual status. The outstanding balance of this loan was fully reserved and subsequently written off against that reserve in 2011.

Impairment and Provision for Loan Losses—The Company periodically evaluates the collectability of its loans receivable, including accrued interest, by analyzing the underlying property-level economics and trends, collateral value and quality, and other relevant factors in determining the adequacy of its allowance for loan losses. A loan is determined to be impaired when, in management’s judgment based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowances for loan losses are provided for impaired loans on an individual loan basis in the amount by which the carrying value exceeds the estimated fair value of the underlying collateral less disposition costs. Delinquent loans receivable are written off against the allowance when all possible means of collection have been exhausted. The allowance for loan losses was $5.3 million and $3.6 million at December 31, 2011 and 2010, respectively, which includes the effects of write-offs of loans against the allowance of $1.4 million and $0.3 million during the years ended December 31, 2011 and 2010, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investment securities with maturities at acquisition of three months or less. The Company invests cash primarily in money market funds of major financial institutions with fund investments consisting of highly-rated money market instruments and other short-term instruments.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Restricted Cash and Escrow Deposits

The Company classified restricted cash and deposits in escrow totaling $10.0 million and $2.9 million at December 31, 2011 and 2010, respectively, in deferred costs and other assets in the accompanying consolidated balance sheets. These cash balances are restricted as to use under certain of the Company’s debt agreements.

Marketable Securities

The Company held investments in marketable securities that were accounted for as trading securities. Gross proceeds from sale of marketable securities totaled $4.4 million during the year ended December 31, 2009 for no gain or loss. The Company had no marketable securities as of December 31, 2011 or 2010.

Accounting for Derivative Financial Instruments and Hedging Activities

The Company utilizes derivative instruments such as interest rate swaps and caps for purposes of hedging exposures to fluctuations in interest rates associated with certain of its financing transactions. At the inception of a hedge transaction, the Company enters into a contractual arrangement with the hedge counterparty and formally documents the relationship between the derivative instrument and the financing transaction being hedged, as well as its risk management objective and strategy for undertaking the hedge transaction. At inception and at least quarterly thereafter, a formal assessment is performed to determine whether the derivative instrument has been highly effective in offsetting changes in cash flows of the related financing transaction and whether it is expected to be highly effective in the future.

The fair value of the derivative instrument is recorded on the balance sheet as either an asset or liability. For derivatives designated as cash flow hedges, the effective portions of the corresponding change in fair value of the derivatives are recorded in accumulated other comprehensive loss within stockholders’ equity. Changes in fair value reported in other comprehensive income are reclassified to operations in the period in which operations are affected by the underlying hedged transaction. Any ineffective portions of the change in fair value are recognized immediately in general and administrative expense. The amounts paid or received on the hedge are recognized as adjustments to interest expense (see Note 5).

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code. As a REIT, the Company generally will not be subject to federal income tax provided it continues to satisfy certain tests concerning the Company’s sources of income, the nature of its assets, the amounts distributed to its stockholders and the ownership of Company stock. If the Company fails to qualify as a REIT in any taxable year, it may be subject to federal income tax (including any applicable alternative minimum tax). Even if the Company qualifies for taxation as a REIT, it may be subject to state and local income and franchise taxes and to federal income tax and excise tax on its undistributed income. Management believes that the Company has qualified and will continue to qualify as a REIT. Taxable income from non-REIT activities managed through the Company’s taxable REIT subsidiary (“TRS”) is subject to federal, state, and local taxes. The consolidated financial statements include various entities, some of which are not subject to income tax, including a qualified REIT subsidiary and limited liability companies, one of which was liquidated in June 2011 and was treated as a partnership and the others are disregarded as separate entities for income tax purposes.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying previous guidance related to fair value measurement and providing for additional consistency in such measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating this accounting standard update and its effect on the presentation of its consolidated financial statements and results of operations.

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income. The new guidance requires companies to present other comprehensive income (OCI) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of this new guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating this accounting standard update and its effect on the presentation of the Company’s consolidated financial statements.

2. Investments

At December 31, 2011 and 2010, the Company’s gross investment in real estate properties and loans, including real estate assets held for sale, totaled approximately $3.6 billion, representing 1,153 and 1,161, respectively, owned or financed properties that are geographically dispersed throughout 46 states. Investments in only one state, Wisconsin (at 11%), accounted for more than 10% of the total dollar amount of the Company’s investment portfolio. At December 31, 2011 and 2010, Wisconsin accounted for 11% of the Company’s investment portfolio. At December 31, 2011 and 2010, respectively, the Company’s gross investment portfolio was comprised of 1,064 and 1,071 owned properties with approximately $3.52 billion and $3.54 billion of gross investment; 89 and 90 properties securing mortgage loans receivable with aggregate carrying amounts of $50.5 million and $55.3 million, and other loans receivable with aggregate carrying amounts of $15.0 million and $18.3 million. All but $224.0 million of these investments are pledged as collateral for the Company’s debt obligations as of December 31, 2011 (see Note 4).

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

During the years ended December 31, 2011 and 2010, the Company had the following gross real estate and loan activity (dollars in thousands):

	Number of Properties Owned or Financed	Dollar Amount of Investments (a)
Balance, December 31, 2009	1,157	$3,740,261
Acquisitions/improvements and loan originations	—	3,682
Dispositions of real estate (b) (Note 11)	(5)	(5,139)
Sales of loans receivable	—	(73,914)
Principal payments and payoffs	—	(7,116)
Impairments	—	(46,613)
Loan premium amortization and other (c)	9	(327)

Balance, December 31, 2010	1,161	3,610,834
Acquisitions/improvements and loan originations	27	37,347
Dispositions of real estate (b), (d) (Note 11)	(33)	(37,704)
Principal payments and payoffs	(1)	(4,828)
Impairments	—	(22,520)
Loan premium amortization and other (c)	(1)	(259)

Balance, December 31, 2011	1,153	$3,582,870

(a)

The dollar amount of investments includes the gross investment in land, buildings, and lease intangibles, as adjusted for any impairment, related to properties owned and the carrying amount of loans receivable.

(b)	The total accumulated depreciation and amortization associated with dispositions of real estate was $0.7 million and $7.1 million for the years ended December 31, 2010 and 2011, respectively.
(c)

In 2010 and 2011, properties leased to a tenant were exchanged in nonmonetary transactions for other properties of equivalent value with the same tenant. As a result, the dollar amount of investments remains unchanged, while the number of properties owned has either increased or decreased depending on the nature of the transaction.

(d)	In 2011, six properties with a net book value of $11.6 million were transferred to the lender pursuant to a consensual, non-cash settlement of $12.4 million of debt (see Note 4).

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

The following table shows information regarding the diversification of the Company’s total investment portfolio among the different industries in which its customers operate as of December 31, 2011 and December 31, 2010 (dollars in thousands):

	December 31, 2011			December 31, 2010
	Number of Properties Owned or Financed	Dollar Amount of Investments (a)	Percentage of Total Dollar Amount of Investments	Number of Properties Owned or Financed	Dollar Amount of Investments (a)	Percentage of Total Dollar Amount of Investments
General and discount retail properties	181	$1,041,836	29%	182	$1,044,174	29%
Restaurants	553	713,379	20	552	718,455	20
Specialty retail properties	43	293,129	8	43	293,388	8
Lumber suppliers	102	257,285	7	102	257,285	7
Movie theaters	23	250,992	7	23	250,992	7
Automotive dealers, parts and service properties	107	216,019	6	109	221,221	6
Industrial suppliers	28	199,044	6	34	213,888	6
Educational properties	22	154,011	4	22	154,011	4
Recreational properties	7	116,038	3	7	116,623	3
Supermarkets	20	73,700	2	19	71,236	2
Distribution properties	39	59,432	2	40	60,405	2
Convenience stores/car washes	8	53,088	1	8	53,088	1
Medical/other office properties	2	48,362	1	2	45,594	1
Interstate travel plazas	3	40,501	1	3	40,501	1
Health clubs/gyms	5	35,859	1	5	35,859	*
Drugstores	9	22,710	*	9	22,710	*
Call centers	1	7,485	*	1	11,404	*

Total investments	1,153	$3,582,870	100%	1,161	$3,610,834	100%

(a)

The dollar amount of investments includes the gross investment in land, buildings, and lease intangibles, as adjusted for any impairment, related to properties owned and the carrying amount of loans receivable.

*	Less than 1%

Real Estate Investments

The properties that the Company owns are leased to customers under long-term operating leases that typically include one or more renewal options. The weighted-average remaining noncancelable lease term at December 31, 2011 and December 31, 2010, was approximately 11.7 years and 12.5 years, respectively.

The leases are generally triple-net, which provides that the lessee is responsible for the payment of all property operating expenses, including property taxes, maintenance and repairs, and insurance costs; therefore, the Company is generally not responsible for repairs or other capital expenditures related to its properties, unless the property is not subject to a lease agreement. At December 31, 2011, 17 of the Company’s properties were vacant, not subject to a lease and were in the Company’s possession; two of these properties were held for sale. At December 31, 2010, 40 properties were vacant, not subject to a lease and in the Company’s possession; three of the properties were held for sale.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

Scheduled minimum future rentals to be received under the remaining noncancelable term of the operating leases at December 31, 2011 (including realized rent increases occurring after January 1, 2012) are as follows (in thousands):

December 31, 2011

2012	$270,938
2013	269,734
2014	267,356
2015	261,400
2016	257,905
Thereafter	1,953,867

Total future minimum rentals	$3,281,200

Since lease renewal periods are exercisable at the option of the lessee, the preceding table presents future minimum lease payments due during the initial lease term only. In addition, the future minimum rentals do not include any contingent rentals based on a percentage of the lessees’ gross sales or lease escalations based on future changes in the CPI.

Certain of the Company’s leases contain tenant purchase options. Most of these options are at or above fair market value at the time the option is exercisable, and none of these purchase options represent bargain purchase options under GAAP.

Loans Receivable

At December 31, 2011 and 2010, the Company held a total of 83 and 84, respectively, first-priority mortgage loans (representing loans to eight borrowers) that had aggregate carrying amounts of $50.5 million and $55.3 million, respectively (including unamortized premium of $1.3 million and $1.5 million, respectively). These loans, which are secured by single-tenant commercial properties, generally provide for monthly payments of principal and interest and may provide for scheduled increases in interest rates over the term of the loans. At December 31, 2011 and 2010, the Company also held other loans aggregating $15.0 million and $18.3 million, respectively (including unamortized premium of $0.1 million and $0.2 million, respectively). These loans are secured primarily by equipment used in the operation of certain real estate properties owned by the Company or are unsecured.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

2. Investments (continued)

Real Estate Assets Held for Sale

The following table shows the activity in real estate assets held for sale for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Number of Properties	Carrying Value
Balance, December 31, 2009 (Outparcels only)	—	$2,736
Transfers from real estate investments	4	3,205
Transfers to held and used	—	(2,477)
Sales (Note 11)	(1)	(657)

Balance, December 31, 2010	3	2,807
Transfers from real estate investments	24	15,289
Transfers to held and used	(1)	(717)
Sales (Note 11)	(16)	(7,745)

Balance, December 31, 2011	10	$9,634

Impairments

The following table summarizes total impairment losses recognized for the years ended December 31 2011, 2010 and 2009 (in thousands):

	Year Ended December 31,
	2011	2010	2009
Real estate and intangible asset impairment	$18,992	$37,497	$24,775
Write-off of lease intangibles due to lease terminations	41	5,698	2,712
Loan receivable impairment	3,100	1,520	6,509
Other impairment	99	38	50

Total impairment loss – continuing and discontinued operations	$22,232	$44,753	$34,046

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

3. Lease Intangibles, Net

The following is a reconciliation of the gross carrying amount and accumulated amortization related to lease intangible assets for the years ended December 31, 2011 and 2010 (in thousands):

	Gross Carrying Amount
	In-Place Leases	Above- Market Leases	Accumulated Amortization	Net Carrying Amount
Balance, December 31, 2009	$281,932	$20,642	$(50,846)	$251,728
Lease terminations	(8,339)	—	2,084	(6,255)
Impairment	(42)	—	—	(42)
Amortization expense	—	—	(20,435)	(20,435)

Balance, December 31, 2010	273,551	20,642	(69,197)	224,996
Acquisitions	1,120	—	—	1,120
Property sales (Note 11)	(323)	—	252	(71)
Lease terminations	(115)	—	48	(67)
Impairment	(515)	(1)	—	(516)
Transfers to assets held for sale	(1,610)	(727)	1,256	(1,081)
Amortization expense	—	—	(19,685)	(19,685)

Balance, December 31, 2011	$272,108	$19,914	$(87,326)	$204,696

The following is a reconciliation of the gross carrying amount and accumulated amortization related to lease intangible liabilities (below-market leases) for the years ended December 31, 2011 and 2010 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance, December 31, 2009	$60,331	$(7,486)	$52,845
Lease terminations	(743)	185	(558)
Amortization revenue	—	(3,063)	(3,063)

Balance, December 31, 2010	59,588	(10,364)	49,224
Property sales (Note 11)	15	(15)	—
Lease terminations	(44)	19	(25)
Impairment	22	—	22
Transfers to assets held for sale	(38)	38	—
Amortization revenue	—	(3,000)	(3,000)

Balance, December 31, 2011	$59,543	$(13,322)	$46,221

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

3. Lease Intangibles, Net (continued)

Based on the balance of the intangible assets and liabilities at December 31, 2011, the net aggregate amortization expense for the next five years is expected to be as follows: $16.6 million in 2012, $16.3 million in 2013, $15.7 million in 2014, $14.5 million in 2015 and $14.3 million in 2016. The amortization of in-place leases is classified within depreciation and amortization expense, while the amortization of above- and below-market leases is classified within rental revenue. The weighted-average remaining amortization period of the lease intangibles is approximately 11.7 years.

4. Debt

Term Note Payable

On August 1, 2007, the Company entered into a credit agreement (the “Credit Agreement”) and assumed an $850 million term note payable (the “Term Note”). The Term Note is secured by the Company’s assets (including equity interests) that are not pledged to secure other borrowings. Principal is payable in full on August 1, 2013, and the Company may prepay the loan, in whole or in part, at any time without penalty.

In February 2010, the Company’s Credit Agreement was amended to allow the Company to repurchase debt, including the Term Note, at a discount for a one-year period. During 2010, the Company participated in two Term Note auctions and repurchased $51.0 million par value of its Term Note. Net of fees and other costs, the Company recognized gains on the debt repurchases of $6.8 million. In February 2011, the discounted repurchase amendment expired.

On July 8, 2011, the Credit Agreement was further amended to effectively separate the Term Note into two tranches: term loan B (“TLB”) and term loan C (“TLC”). At December 31, 2011, the outstanding principal balances of TLB and TLC were $399 million and $330 million (after giving effect to the Company’s repurchase of $70.0 million of TLC at par in July 2011), respectively. Both tranches maintain the same rights and privileges as under the original Credit Agreement. However, the holders of TLC have granted the Company the option to convert the TLC into shares of the Company’s common stock in connection with a qualifying IPO, as that term is defined in the conversion agreement relating to the Term Note. In exchange for this option, the Company paid a call premium fee of $6.6 million to the TLC lenders in July 2011. The $6.6 million fee paid to the TLC lender is reflected as debt discount. The Company also recognized a derivative liability and debt discount with an initial fair value of $1.6 million related to a provision requiring the Company to pay an alternative transaction fee to holders of the TLC in the event the Company elects to convert less than all of the outstanding TLC into common stock at the time of a qualifying IPO. The fair value of the derivative liability was $2.6 million at December 31, 2011 and the Company recognized a non-cash loss of $1.0 million that is included in general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 2011. The total debt discount recognized in connection with the conversion option on the commitment date of $8.2 million is being amortized over a ten-month period to interest expense and had a balance of $3.3 million at December 31, 2011. At December 31, 2011 and 2010, the outstanding balance of the Term Note was $725.7 million (net of discounts) and $799.0 million, respectively.

The Term Note bears interest, at the option of the Company, at either a one-, two-, three- or six-month LIBOR rate in effect at the beginning of each interest period plus 3%, or a base rate as defined in the agreement. At December 31, 2011, the rate on the Term Note was 3.43%, based on a six-month LIBOR rate of 0.43%, this rate will remain in effect until February 1, 2012. On February 1, 2012, the rate on the Term Note became 3.78%, based on a six-months LIBOR rate of 0.78%; this rate will remain in effect until August 1, 2012.

At December 31, 2010 and 2009, the rate on the Term Note was 3.29% and 3.28%, respectively, based on a three-month LIBOR rate plus a margin of 3%. During the 12 months ended December 31, 2010 and 2009, the variable rate was consistently based on a three-month LIBOR rate and never exceeded 3.29%.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

4. Debt (continued)

In connection with the Privatization, and until it was terminated on August 3, 2009, the Company had an interest rate swap agreement relative to the Term Note that effectively converted the floating rate on this debt to a fixed rate of 8.065% (see Note 5).

In December 2010, to manage the risk associated with the variable Term Note interest, the Company entered into two forward-starting interest rate cap agreements to reduce the risk of increases in interest payment cash flows attributable to increases in the benchmark LIBOR rate (see Note 5). Including the applicable 3% interest rate margin, these interest rate caps will effectively limit the floating rate on the Term Note to no more than 6% during their term. When the interest rate caps became effective on February 1, 2011, the Company selected the six-month LIBOR rate over the remaining term of the hedging relationship, as permitted by the Term Note.

The Company is subject to various financial and nonfinancial covenants under the Term Note, including a minimum pro forma debt service coverage ratio and a maximum pro forma leverage ratio. As of December 31, 2011 and 2010, the Company was in compliance with its covenants under the Term Note.

Mortgages and Notes Payable

The Company’s mortgages and notes payable are summarized below (dollars in thousands):

	2011 Effective Rates (a)	December 31,
		2011	2010

Net-lease mortgage notes payable:
Series 2005-1, Class A-1 amortizing mortgage note, 5.05%, due 2020	6.36%	$123,364	$134,227
Series 2005-1, Class A-2 interest-only mortgage note, 5.37%, due 2020	6.60	258,300	258,300
Series 2006-1, Class A amortizing mortgage note, 5.76%, balloon due 2021 (b)	6.60	252,817	259,601
Series 2007-1, Class A amortizing mortgage note, 5.74%, balloon due 2022	6.51	327,367	332,751
Secured fixed-rate amortizing mortgage notes payable:
5.90%–6.50% notes, balloons due 2012 (c)	6.89	7,817	20,542
6.25% note, balloon due 2013	7.20	5,090	5,383
5.40% notes, balloons due 2014	6.89	31,837	32,478
5.26%–5.62% notes, balloons due 2015	6.83–7.02	104,927	106,988
5.037%–8.39% notes, balloons due 2016	6.00–9.47	39,354	40,023
6.59% notes, balloons due 2016	6.80	573,569	582,077
5.85% note, balloon due 2017	6.99	54,194	54,937
6.172% note, balloon due 2017	6.91	145,561	147,383
6.64% note, balloon due 2017	7.26	21,896	22,181
Secured variable-rate, 1-month LIBOR + 3.25%, mortgage note, balloon due 2016 (d)	4.69	10,497	—
Unsecured fixed-rate promissory note, 7.00%, due 2021	10.15	1,690	1,802

		1,958,280	1,998,673
Unamortized debt discount		(56,869)	(66,679)

Total mortgages and notes payable		$1,901,411	$1,931,994

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

4. Debt (continued)

(a)	The effective rates include amortization of the debt discount, amortization of deferred financing costs, and related debt insurer premiums, where applicable, calculated as of December 31, 2011.
(b)	During 2010, the Company made repurchases of Series 2006-1 mortgage notes with an outstanding balance totaling $13.8 million for $10.5 million and recognized gains of $2.7 million, net of discount.
(c)	On July 28, 2011, a special purpose entity owned by the Company transferred ownership of six properties subject to an existing mortgage debt of $12.4 million (with an interest rate of 6.50%) to the lender pursuant to a consensual settlement of the debt.
(d)	Maturity date in October 2016 assumes exercise of the Company’s two one-year extension options under the note agreement. See Note 5 for discussion of related amortizing interest rate swap.

The Company’s secured fixed-rate mortgage notes payable are obligations of its consolidated special purpose subsidiaries, as described in Note 1. These notes contain various covenants customarily found in mortgage notes, including a limitation on the subsidiaries’ ability to incur additional indebtedness on the underlying real estate collateral. Certain of the notes also require the posting of cash reserves if specified coverage ratios are not maintained by the Company or its tenants. As of December 31, 2011 and 2010, the Company was in compliance with all of the mortgage note obligations, including any reserve requirements. As of December 31, 2011 and 2010, net-lease mortgage notes payable were secured by real estate properties and mortgage notes receivable with an aggregate investment value of $1.62 billion and $1.64 billion, respectively. The Company’s mortgage and other notes payable as of December 31, 2011 and 2010, were secured by real estate properties with an aggregate investment value of $1.74 billion at both dates.

The mortgages and notes payable generally require monthly principal and interest payments and most require balloon payments at maturity. In general, the Company’s net-lease mortgage notes payable can be prepaid in whole or in part upon payment of a yield maintenance premium; the Company’s other mortgages and notes payable generally are not prepayable but can be defeased upon the posting of certain defeasance collateral.

As of December 31, 2011, scheduled debt maturities of the Company’s mortgages and notes payable, including balloon payments, during the next five years and thereafter are as follows (in thousands):

	Scheduled Principal	Balloon Payment	Total
2012	$40,639	$7,690	$48,329
2013	42,932	4,751	47,683
2014	45,544	29,761	75,305
2015	46,573	96,587	143,160
2016	40,119	574,638	614,757
Thereafter	150,174	878,872	1,029,046

	$365,981	$1,592,299	$1,958,280

Balloon payments subsequent to 2016 are as follows: $203.4 million due in 2017, $258.3 million due in 2020, $167.5 million due in 2021 and $249.7 million due in 2022.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

4. Debt (continued)

The following table summarizes the interest expense from continuing operations and related borrowings (in thousands):

	Year Ended December 31,
	2011	2010	2009

Interest expense – term note payable (a)	$26,631	$27,735	$52,882
Interest expense – credit facility	—	—	4,695
Interest expense – mortgage and notes payable	120,592	125,742	129,647
Interest expense – other	8	109	—
Amortization of deferred financing costs	3,599	4,728	8,401
Amortization of net losses related to interest rate swap	4,500	4,714	2,555
Amortization of debt discount	14,558	10,026	10,358

Total interest expense	$169,888	$173,054	$208,538

(a)	Includes related hedge expense

The debt discount is amortized to interest expense using the effective interest method over the terms of the related notes. The financing costs related to the establishment of debt are deferred and amortized to interest expense using the effective interest method over the term of the related debt instrument. Unamortized financing costs totaled $5.9 million and $9.7 million at December 31, 2011 and 2010, respectively, and are included in deferred costs and other assets in the accompanying consolidated balance sheets.

5. Derivative and Hedging Activities

The Company uses interest rate derivative contracts to manage its exposure to changes in interest rates on certain debt transactions. The Company does not enter into derivative contracts for speculative or trading purposes. In connection with the Privatization, Redford entered into a six-year, $850 million notional amount interest rate swap agreement (the “Swap”) with Credit Suisse related to the Term Note, which it contributed to the Company on the date of the Privatization (see Note 4).

The Swap effectively converted the floating rate on the Term Note to a fixed rate of 8.065%. On August 3, 2009, the Company paid $21.5 million to terminate the Swap.

In December 2010, the Company paid an aggregate of $0.5 million to enter into two forward-starting interest rate caps with Macquarie Bank Limited, Sydney, an affiliate of an equity investor in Redford commencing on February 1, 2011. The interest rate caps, with notional amounts of $399 million and $400 million, are expected to hedge the Company’s exposure to increases in cash flows relating to interest payments on the LIBOR-based Term Note during their effective period. The interest rate cap agreements are expected to be highly effective at reducing the Company’s exposure to increases in interest payments above the strike rates on the caps and were designated as cash flow hedges. The $399 million notional interest rate cap expired on December 31, 2011; the $400 million notional cap is scheduled to mature on December 31, 2012.

On October 3, 2011, the Company entered into an amortizing interest rate swap with Wells Fargo Bank on a portion of its $11.4 million variable rate debt financing (the balance of which at December 31, 2011 totaled $10.5 million, see Note 4). The interest rate swap was designated as a cash flow hedge, with an original notional amount of $7.0 million and is expected to hedge the risk of changes in cash flows related to the variable interest rate and fix the rate at 1.415% plus 3.25%. The instrument is indexed to the 1-month USD-LIBOR with an effective date of October 6, 2011 and maturity date of October 6, 2016. The fair value at the inception of the hedging relationship was zero. As of December 31, 2011 the fair value of the interest rate swap was $0.1 million and is included in other liabilities on the consolidated balance sheet.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

5. Derivative and Hedging Activities (continued)

For the years ended December 31, 2011, 2010 and 2009, the changes in net unrealized gains/losses on the Company’s cash flow hedges included in accumulated other comprehensive loss were a loss of $0.8 million, a gain of $0.2 million and a loss of $13.4 million, respectively. No hedge ineffectiveness was recognized during the years ended December 31, 2011, 2010 and 2009. If any ineffectiveness exists, the ineffective portion will be immediately recognized in income. As of December 31, 2011 and December 31, 2010, the fair value of the interest rate caps was approximately $16,000 and $0.7 million and is included in deferred costs and other assets on the consolidated balance sheets.

Amounts reported in accumulated other comprehensive loss related to the cash flow hedges are reclassified to interest expense when the originally forecasted hedged transactions affect earnings. During the years ended December 31, 2011, 2010 and 2009, such reclassifications totaled $4.5 million, $4.7 million, and $21.0 million, respectively. In addition, for the years ended December 31, 2011 and 2010, the Company recognized net losses of $0.3 million and $2.0 million, respectively, related to the portion of the originally forecasted hedged transactions that were now probable of not occurring due to expected repurchases of the Term Note payable (see Note 4). These amounts were included in general and administrative expenses. Approximately $4.9 million will be reclassified as an increase to interest expense during the next 12 months.

The net unamortized loss included in accumulated other comprehensive loss related to all derivative instruments at December 31, 2011 and 2010, totaled $7.6 million and $11.6 million, respectively.

6. Income Taxes

The Company’s total current income tax expense was as follows (in thousands):

	December 31,
	2011	2010	2009
REIT state income tax	$178	$239	$246
REIT federal built-in gain tax	—	—	2,585
REIT state built-in gain tax	(238)	—	515

Total current income tax (benefit) expense	$(60)	$239	$3,346

The Company’s deferred income tax expense and its ending balance in deferred tax assets and liabilities were immaterial at December 31, 2011, 2010 and 2009.

To the extent that the Company acquires property that has been owned by a C corporation in a transaction in which the tax basis of the property carries over, and the Company recognizes gain on the disposition of such property during the 10-year period beginning on the date on which it acquired the property, it will be required to pay tax at the highest regular corporate tax rate to the extent of such built-in gain. During 2009, the Company sold an available-for-sale security that was subject to federal and state built-in gain tax of $3.1 million. A refund of $0.2 million of this amount was recorded in 2011 in connection with the filing of the Company’s 2010 tax returns. The Company continues to hold certain real estate assets acquired prior to 2010 with a built-in gain of approximately $472 million. The Company intends to hold these assets beyond the 10-year built-in gain recognition period and therefore does not anticipate recognizing the built-in gain tax associated with these assets.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

The Company opted to defer the distribution of a portion of its 2010 taxable net income until 2011, which subjected it to a 4% federal excise tax that essentially represents an interest charge on such deferred amount. This deemed interest charge of $0.1 million is included in interest expense for the year ended December 31, 2010, consistent with the Company’s accounting policy.

The Company has net operating loss carryforwards for income tax purposes totaling $62.9 million, $62.6 million, and $93.4 million at December 31, 2011, 2010 and 2009, respectively. These losses, which begin to expire in 2015 through 2029, are available to reduce future taxable income or distribution requirements, subject to certain ownership change limitations.

The Company files federal and various state and local income tax returns. All federal tax returns subsequent to the 2007 return remain subject to examination. Additionally, all state tax returns subsequent to the 2007 returns, and certain 2007 returns, remain subject to examination. The Company’s policy is to recognize interest related to any underpayment of income taxes as interest expense and to recognize any penalties as operating expenses. There was no accrual for interest or penalties at December 31, 2011, 2010 or 2009. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

For income tax purposes, dividends paid consist of ordinary income, capital gains, return of capital, or a combination thereof. For the years ended December 31, 2011, 2010 and 2009, preferred dividends paid were characterized for tax as follows (per share):

	Year Ended December 31,
	2011	2010	2009
Ordinary income	$—	$125	$—
Return of capital	125	—	125

	$125	$125	$125

For the years ended December 31, 2011, 2010 and 2009, common stock dividends were characterized for tax as follows (per share):

	Year Ended December 31,
	2011	2010	2009
Ordinary income	$16,972	$—	$—
Return of capital	28	—	—

	$17,000	$—	$—

7. Stockholders’ Equity

At December 31, 2011 and 2010, there were 125 shares of $0.01 par value Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to receive cumulative cash dividends of 12.5% per annum. The Company may elect to redeem the Series A Preferred Stock for an amount equal to the stated value, plus any accrued and unpaid dividends, plus a redemption premium that declines over time. The Series A Preferred Stock is not convertible into shares of any other class or series of stock. The Series A Preferred Stock is entitled to a liquidation preference of $1,000 per share. The Series A Preferred Stock is senior to all other classes and series of shares of stock of the Company.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

7. Stockholders’ Equity (continued)

At December 31, 2011 and 2010, there were 200 shares of the Company’s common stock issued and outstanding.

During the years ended December 31, 2011, 2010 and 2009, the Company paid total distributions to its equity owners of $3.9 million, $15,000 and $4.4 million, respectively. During the year ended December 31, 2011, the manager paid a liquidating distribution of $0.5 million, and the Company paid $3.4 million of dividends; such dividends were primarily attributed to 2010 for tax purposes. The $4.4 million paid in 2009 was a distribution from a non-REIT entity directly to the Company’s common equity owners.

8. Commitments and Contingencies

At December 31, 2011 and 2010, the Company had commitments totaling $25.8 million and $1.1 million, respectively, to make property acquisitions and loans and fund improvements on properties the Company currently owns. All of these future commitments are expected to be funded by December 31, 2012. In addition, the Company is contingently liable for $5.7 million of debt of one of its tenants and is indemnified by that tenant for any payments the Company may be required to make on the debt.

The Company estimates future costs for known environmental remediation requirements when it is probable that the Company has incurred a liability and the related costs can be reasonably estimated. The Company considers various factors when estimating its environmental liabilities, and adjustments are made when additional information becomes available that affects the estimated costs to study or remediate any environmental issues. When only a wide range of estimated amounts can be reasonably established and no other amount within the range is better than another, the low end of the range is recorded in the financial statements. Based on an ongoing environmental study on one of its properties, the Company’s estimated remediation liability was $0.3 million and $0.4 million at December 31, 2011 and 2010, respectively.

The Company leases its current corporate office space and certain operating equipment under noncancelable agreements from unrelated third parties. Total rental expense included in general and administrative expense amounted to $0.4 million for the year ended December 31, 2011, and $0.5 million in each of 2010 and 2009. The Company is also a lessee under eight long-term, noncancelable ground leases under which it is obligated to pay monthly rent. Total rental expense included in property costs amounted to $1.0 million for each of the year ended December 31, 2011, 2010 and 2009.

At December 31, 2011, the Company’s minimum aggregate rental commitment under all noncancelable operating leases was approximately $1.5 million in 2012, $1.2 million in 2013, $1.2 million in 2014, $1.2 million in 2015, $1.2 million in 2016 and $16.5 million thereafter. The majority of the ground leases are subleased to unrelated third parties, and the corresponding rental revenue is recorded in rentals in the accompanying consolidated statements of operations.

The Company is periodically subject to claims or litigation in the ordinary course of business, including claims generated from business conducted by tenants on real estate owned by the Company. In these instances, the Company is typically indemnified by the tenant against any losses that might be suffered, and the Company and/or the tenant are insured against such claims. At December 31, 2011 and December 31, 2010, there were no outstanding claims against the Company that are expected to have a material adverse effect on the Company’s financial position or results of operations.

During 2010, six officers of the Company resigned their responsibilities and were no longer employed by the Company. Subsequent to their resignation, the officers filed two lawsuits against the Company, Redford, and

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

8. Commitments and Contingencies (continued)

certain individuals. The Company and other defendants filed counterclaims. In December 2010, a confidential settlement was reached and all litigation was dismissed. The Company’s costs related to defending itself and settling the claims related to this matter totaled $22.3 million through December 31, 2010, which is net of insurance proceeds of $2.0 million.

9. Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which clarifies certain existing disclosure requirements and requires additional disclosures for recurring and nonrecurring fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A hierarchy prioritizes inputs to the valuation techniques used in measuring fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•	Level 1—Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access.

•

Level 2—Significant inputs that are observable, either directly or indirectly. These types of inputs would include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets in inactive markets, and market-corroborated inputs.

•	Level 3—Inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. These types of inputs include the Company’s own assumptions.

The Company’s assets and liabilities that are required to be measured at fair value in the Company’s consolidated financial statements are summarized below.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

The following table sets forth the Company’s financial assets that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010 (in thousands):

		Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
December 31, 2011 (unaudited):
Derivatives:
Interest rate caps	$16	$—	$16	$—
Transaction fee embedded derivative	$(2,587)	$—	$—	$(2,587)
Interest rate swap	$(116)	$—	$(116)	$—

December 31, 2010:
Derivatives:
Interest rate caps	$695	$—	$695	$—

In December 2010, the Company entered into two forward-starting interest rate caps for an aggregate cost of $0.5 million with notional amounts of $399 million and $400 million to hedge the interest payments on the Term Note. The interest rate cap agreements are considered derivative instruments and are designated as cash flow hedges.

On October 3, 2011, the Company entered into an amortizing interest rate swap to hedge the risk of changes in cash flows related to the variable interest rate on a portion of the 2011 debt financing. The notional amount of the instrument is $7.0 million with an effective date of October 6, 2011 and maturity date of October 6, 2016. The interest rate swap is considered a derivative instrument and is designated as a cash flow hedge.

At December 31, 2011, the fair value of the interest rate caps was approximately $16,000 and was recorded as an asset. At December 31, 2011, the fair value of the interest rate swap was $0.1 million and was recorded as a liability. During 2011, the Company recognized an unrealized loss of approximately $0.8 million, which was included in accumulated other comprehensive income. As of December 31, 2010, the fair value of the interest rate caps was $0.7 million and was recorded as an asset. The balance included $0.2 million in unrealized gains and was included in accumulated other comprehensive income.

Interest rate caps and the interest rate swap are measured using a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

In July 2011, in connection with the most recent amendment to the Term Note credit agreement, the Company recorded a derivative liability of $1.6 million related to the fair value of the 2% alternative transaction fee, which is considered an embedded derivative. The fair value of the embedded derivative is classified as Level 3 within the fair value hierarchy and determined based on a market participant’s view of the conversion agreement alternatives and the probability of an IPO occurring. As of December 31, 2011, the fair value of the derivative liability was re-measured and increased to $2.6 million; as a result, the Company recognized a loss of $1.0 million, which is included in general and administrative expense. The table below reflects the reconciliation for liabilities measured at fair value on a recurring basis and classified as Level 3:

Derivative Liabilities
Balance, December 31, 2010	$—
Issuance	(1,562)
Total losses included in earnings	(1,025)

Balance, December 31, 2011	$(2,587)

Amount of losses included in earnings attributable to the change in unrealized losses related to liabilities still held at the reporting date	$(1,025)

The following table sets forth the Company’s assets that were accounted for at fair value on a nonrecurring basis as of December 31, 2011 and 2010 (in thousands):

			Fair Value Hierarchy Level			Impairment Charges
Description	Fair Value	Dispositions	Level 1	Level 2	Level 3
December 31, 2011:
Long-lived assets held and used	$9,980	$(950)	$—	$—	$10,930	$(11,860)
Other assets	—	—	—	—	—	(105)
Lease intangible assets	113	—	—	—	113	(571)
Long-lived assets held for sale	9,634	(4,935)	—	—	14,569	(6,596)

						$(19,132)

December 31, 2010:
Long-lived assets held and used	$34,909	$(1,700)	$—	$—	$36,609	$(35,285)
Lease intangible assets	—	—	—	—	—	(5,739)
Long-lived assets held for sale	2,807	—	—	—	2,807	(2,209)

						$(43,233)

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

During 2011, long-lived assets held and used with a carrying amount of $22.8 million were written down to their fair value of $10.9 million, resulting in an impairment charge of $11.9 million that was included in income (loss) from continuing operations for the period.

During the same period, lease intangible assets with a carrying amount of $0.7 million were written down to their fair value of $0.1 million, resulting in an impairment charge of $0.6 million that was included in both income (loss) from continuing and discontinued operations.

During 2011, long-lived assets held for sale with a carrying amount of $21.2 million were written down to their fair value of $15.2 million, less cost to sell of $0.6 million (or $14.6 million), resulting in a loss of $6.6 million that was included in loss from discontinued operations for the period. During the period, the Company sold $4.9 million of its assets recorded as held for sale.

During 2010, long-lived assets held and used with a carrying amount of $71.9 million were written down to their fair value of $36.6 million, resulting in an impairment charge of $35.3 million that was included in both income (loss) from continuing and discontinued operations for the period. Similarly, lease intangible assets with a carrying amount of $5.7 million were deemed fully impaired, and the impairment charge was included in income (loss) from continuing operations for the period.

During 2010, long-lived assets held for sale with a carrying amount of $5.0 million were written down to their fair value of $3.0 million, less cost to sell of $0.2 million (or $2.8 million), resulting in a loss of $2.2 million that was included in loss from discontinued operatons for the period.

The fair values of impaired real estate and intangible assets were determined by using the following information, depending on availability, in order of preference: signed purchase and sale agreement or letter of intent; recently quoted bid or ask prices, or market prices for comparable properties; estimates of cash flow, which consider, among other things, contractual and forecasted rental revenues, leasing assumptions, and expenses based upon market conditions; and expectations for the use of the real estate. Based on these inputs, the Company determined that its valuation of the impaired real estate and intangible assets falls within Level 3 of the fair value hierarchy.

In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not carried at their fair value. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2011 and 2010. These estimates require management’s judgment and may not be indicative of the future fair values of the assets and liabilities.

Financial assets and liabilities for which the carrying values approximate their fair values include cash and cash equivalents, restricted cash and escrow deposits, accounts receivable and payable, and derivative financial instruments. Generally these assets and liabilities are short-term in duration and are recorded at fair value on the consolidated balance sheets.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

9. Fair Value Measurements (continued)

The estimated fair values of the fixed-rate mortgage and other loans receivable and the fixed-rate mortgages and notes payable have been derived based on market quotes for comparable instruments or discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates, and credit spreads. The following table discloses fair value information for these financial instruments (in thousands):

	December 31, 2011		December 31, 2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Mortgage and other loans receivable	$65,477	$64,202	$73,626	$65,736
Mortgages and notes payable	1,901,411	1,889,159	1,931,994	1,657,753
Term note payable	725,735	663,429	799,000	719,100

10. Significant Credit and Revenue Concentration

As of December 31, 2011, the Company’s real estate investments are operated by approximately 165 tenants that engage in retail, service and distribution activities across various industries throughout the United States. Rental revenues under a master lease agreement with Shopko Stores Operating Co., LLC (“Shopko”), which operates in the general and discount retailer industry, totaled 26%, 24%, and 23% of the Company’s total revenues (from continuing and discontinued operations) for years ended December 31, 2011, 2010 and 2009, respectively. The properties that are operated by Shopko under the master lease represented approximately 26% of the Company’s total investment portfolio as of December 31, 2011 and 2010. Effective January 2009, the Company began deferring collection of a portion of Shopko for a two-year period totaling $3.0 million in the aggregate and postponed scheduled rent increases during this time. In 2010, Shopko repaid the total accumulated deferred amount plus interest. No other tenant contributed 10% or more of the Company’s total revenue during any of the periods presented.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

11. Discontinued Operations

Periodically, the Company may sell real estate properties it owns. Gains and losses from any such dispositions of properties and all operations from these properties are required to be reclassified as “discontinued operations” in the consolidated statements of operations, as long as there is no significant continuing involvement in the future cash flows from these properties. As a result of this reporting requirement, each time a property is sold or classified as real estate assets held for sale, the operations of such property previously reported as part of “loss from continuing operations” are reclassified into “discontinued operations.” This presentation has no impact on net income or cash flow. The net gains or losses from the real estate dispositions as well as the current and prior operations have been reclassified to discontinued operations as summarized below (in thousands):

	Year Ended December 31,
	2011	2010	2009
Revenues	$1,452	$3,219	$13,910
Expenses:
General and administrative	(93)	55	142
Property costs	633	1,432	1,755
Interest	516	927	954
Depreciation and amortization	1,061	2,428	6,762
Impairments	8,190	20,874	26,462

Total expenses	10,307	25,716	36,075

Loss from discontinued operations	(8,855)	(22,497)	(22,165)
Net losses on dispositions of real estate (a)	(2,736)	(391)	(34,682)

Total discontinued operations	$(11,591)	$(22,888)	$(56,847)

(a) Number of properties disposed of during period	33	5	112

12. Supplemental Cash Flow Information

Interest paid during the years ended December 31, 2011, 2010 and 2009, totaled $148.1 million, $155.0 million and $196.0 million, respectively. Income and franchise taxes paid, net of refunds, during the years ended December 31, 2011, 2010 and 2009, were $0.4 million, $3.6 million and $1.2 million, respectively. Franchise taxes are included in general and administrative expense in the accompanying consolidated statements of operations.

During the year ended December 31, 2009, the Company provided $1.8 million of buyer financing related to certain real estate property sales. No financing was provided during 2010 or 2011. During the year ended December 31, 2011, the Company transferred ownership of six properties with a net book value of $11.8 million to the lender pursuant to a consensual, non-cash settlement of $12.4 million of debt. In addition, during the year ended December 31, 2011, the Company repaid $0.9 million of mortgages and notes payable in conjunction with sales of certain real estate properties and, as of December 31, 2011, had $0.7 million of real estate improvements and $2.4 million of deferred offering costs which had not yet been paid in cash.

13. Employee Benefit Plan

The Company has a defined contribution retirement savings plan qualified under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan is available to full-time employees who have completed at least six months of service with the Company. The Company provides a matching contribution in cash, up to a maximum of 4% of compensation, which vests immediately. The matching contributions made by the Company totaled approximately $136,000, $146,000 and $198,000 during 2011, 2010 and 2009, respectively.

SPIRIT FINANCE CORPORATION

Notes to Consolidated Financial Statements (continued)

13. Employee Benefit Plan (continued)

The Company has granted profits interests to certain employees under the 2007 Profits Interest Plan of Redford. Each profits interest award vests in substantially equal installments on August 1 of each year beginning in 2008 through 2012. Upon the occurrence of certain liquidity events and assuming that certain other conditions have been met (together, the “Conversion Event”), as described in the Redford’s limited liability company agreement, holders of these interests have the right, but not the obligation, to convert the profits interests to economic ownership interests in the Company. A Conversion Event may also occur at the election of holders of the majority of these interests if certain liquidity events occur and other conditions are met at one of the entities that the Company manages. In accordance with ASC 718, Stock Compensation, the Conversion Event constitutes a performance condition, since the interests cannot be effectively exercised unless and until the Conversion Event occurs. Compensation expense related to interests granted to employees of the Company will be recognized when and if the Conversion Event becomes probable. No compensation expense was recognized by the Company during any of the periods presented.

Under the terms of the amended employment agreements between the Company, Redford and certain Company executives, Redford granted on December 15, 2011, these executives an equity interest in Redford equal in size to the number of restricted non-incentive units having a fair market value aggregating $8.0 million, subject to certain vesting and forfeiture provisions.

SPIRIT FINANCE CORPORATION

SCHEDULE III REAL ESTATE AND

ACCUMULATED DEPRECIATION

(Amounts in thousands)

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
General and discount retail properties
Redding, CA	(b)	$7,043	$5,255	$—	$—	$7,043	$5,255	$12,298	$(1,005)	1989	05/31/06	15 to 30 years
Burlington, IA	(b)	1,117	1,825	—	—	1,117	1,825	2,942	(469)	1985	05/31/06	15 to 20 years
Clarion, IA	(b)	365	812	—	—	365	812	1,177	(179)	2000	05/31/06	15 to 40 years
Dyersville, IA	(b)	381	1,082	—	—	381	1,082	1,463	(222)	2000	05/31/06	15 to 40 years
Estherville, IA	(b)	630	463	—	—	630	463	1,093	(176)	1976	05/31/06	15 to 40 years
Mason City, IA	(b)	2,186	3,888	—	—	2,186	3,888	6,074	(1,005)	1985	05/31/06	15 to 20 years
Mount Ayr, IA	(b)	228	666	—	—	228	666	894	(132)	1995	05/31/06	15 to 40 years
Osceola, IA	(b)	322	422	—	—	322	422	744	(119)	1978	05/31/06	15 to 40 years
Perry, IA	(b)	651	1,015	—	—	651	1,015	1,666	(243)	1998	05/31/06	15 to 40 years
Washington, IA	(b)	719	865	—	—	719	865	1,584	(264)	1973	05/31/06	15 to 40 years
Waukon, IA	(b)	604	971	—	—	604	971	1,575	(225)	1998	05/31/06	15 to 40 years
Boise, ID	(b)	5,017	12,407	—	—	5,017	12,407	17,424	(3,015)	1992	05/31/06	15 to 30 years
Boise, ID	(b)	2,036	5,555	—	—	2,036	5,555	7,591	(1,008)	1989	05/31/06	15 to 30 years
Coeur d’Alene, ID	(b)	7,247	4,907	—	—	7,247	4,907	12,154	(1,301)	1987	05/31/06	15 to 20 years
Idaho Falls, ID	(b)	1,721	3,231	—	—	1,721	3,231	4,952	(846)	1986	05/31/06	15 to 20 years
Lewiston, ID	(b)	409	2,999	—	—	409	2,999	3,408	(788)	1987	05/31/06	15 to 20 years
Nampa, ID	(b)	2,080	4,014	—	—	2,080	4,014	6,094	(1,040)	1986	05/31/06	15 to 20 years
Pocatello, ID	(b)	2,317	4,274	—	—	2,317	4,274	6,591	(1,113)	1986	05/31/06	15 to 20 years
Twin Falls, ID	(b)	2,037	3,696	—	—	2,037	3,696	5,733	(960)	1986	05/31/06	15 to 20 years
Belvidere, IL	(b)	3,061	3,609	—	—	3,061	3,609	6,670	(738)	1995	05/31/06	15 to 30 years
Dixon, IL	(b)	1,502	2,810	—	—	1,502	2,810	4,312	(567)	1993	05/31/06	15 to 30 years
Freeport, IL	(b)	1,941	2,431	—	—	1,941	2,431	4,372	(570)	1994	05/31/06	15 to 30 years
Havana, IL	(b)	526	813	—	—	526	813	1,339	(189)	2000	05/31/06	15 to 40 years
Jacksonville, IL	(b)	3,603	3,569	—	—	3,603	3,569	7,172	(925)	1996	05/31/06	15 to 30 years
Monmouth, IL	(b)	2,037	1,166	—	—	2,037	1,166	3,203	(429)	1971	05/31/06	15 to 20 years
Monticello, IL	(b)	641	1,172	—	—	641	1,172	1,813	(256)	1999	05/31/06	15 to 40 years
Mount Carmel, IL	(b)	972	1,602	—	—	972	1,602	2,574	(457)	2000	05/31/06	15 to 40 years
Quincy, IL	(b)	3,510	4,916	—	—	3,510	4,916	8,426	(1,265)	1986	05/31/06	15 to 20 years
Sullivan, IL	(b)	557	879	—	—	557	879	1,436	(208)	1999	05/31/06	15 to 40 years
Tuscola, IL	(b)	724	897	—	—	724	897	1,621	(230)	2000	05/31/06	15 to 40 years
Attica, IN	(b)	550	1,116	—	—	550	1,116	1,666	(246)	1999	05/31/06	15 to 40 years
Bloomfield, IN	(b)	639	940	—	—	639	940	1,579	(227)	1999	05/31/06	15 to 40 years
Loogootee, IN	(b)	571	973	—	—	571	973	1,544	(224)	1999	05/31/06	15 to 40 years
Mitchell, IN	(b)	554	791	—	—	554	791	1,345	(196)	2000	05/31/06	15 to 30 years
Petersburg, IN	(b)	799	678	—	—	799	678	1,477	(207)	1999	05/31/06	15 to 40 years
Rockville, IN	(b)	628	939	—	—	628	939	1,567	(223)	1999	05/31/06	15 to 40 years
Burlington, KS	(b)	371	565	—	—	371	565	936	(170)	1990	05/31/06	15 to 40 years
Hodgenville, KY	(b)	709	838	—	—	709	838	1,547	(211)	1999	05/31/06	15 to 40 years
Liberty, KY	(b)	474	945	—	—	474	945	1,419	(204)	2000	05/31/06	15 to 40 years
Marion, KY	(b)	724	765	—	—	724	765	1,489	(208)	2000	05/31/06	15 to 40 years
Morgantown, KY	(b)	518	871	—	—	518	871	1,389	(197)	1999	05/31/06	15 to 40 years
Munfordville, KY	(b)	672	766	—	—	672	766	1,438	(199)	2000	05/31/06	15 to 40 years
Scottsville, KY	(b)	544	840	—	—	544	840	1,384	(195)	1999	05/31/06	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Allegan, MI	(b)	741	1,198	—	—	741	1,198	1,939	(260)	2000	05/31/06	15 to 40 years
Clare, MI	(b)	1,219	760	—	—	1,219	760	1,979	(262)	2000	05/31/06	15 to 40 years
Dowagiac, MI	(b)	762	984	—	—	762	984	1,746	(232)	2000	05/31/06	15 to 40 years
Escanaba, MI	(b)	3,030	3,321	—	—	3,030	3,321	6,351	(865)	1971	05/31/06	15 to 20 years
Hart, MI	(b)	565	1,377	—	—	565	1,377	1,942	(274)	1999	05/31/06	15 to 40 years
Houghton, MI	(b)	1,963	4,025	—	—	1,963	4,025	5,988	(851)	1994	05/31/06	15 to 30 years
Kingsford, MI	(b)	3,736	3,570	—	—	3,736	3,570	7,306	(953)	1970	05/31/06	15 to 20 years
Manistique, MI	(b)	659	1,223	—	—	659	1,223	1,882	(270)	2000	05/31/06	15 to 40 years
Marquette, MI	(b)	4,423	5,774	—	—	4,423	5,774	10,197	(1,474)	1969	05/31/06	15 to 20 years
Newaygo, MI	(b)	633	1,155	—	—	633	1,155	1,788	(249)	2000	05/31/06	15 to 40 years
Albert Lea, MN	(b)	2,526	3,141	—	—	2,526	3,141	5,667	(860)	1985	05/31/06	15 to 20 years
Austin, MN	(b)	4,246	4,444	—	—	4,246	4,444	8,690	(889)	1983	05/31/06	15 to 30 years
Detroit Lakes, MN	(b)	811	1,392	—	—	811	1,392	2,203	(386)	1974	05/31/06	15 to 40 years
Duluth, MN	(b)	4,722	6,955	—	—	4,722	6,955	11,677	(1,270)	1993	05/31/06	15 to 30 years
Fairmont, MN	(b)	2,393	3,546	—	—	2,393	3,546	5,939	(678)	1984	05/31/06	15 to 30 years
Fergus Falls, MN	(b)	738	1,175	—	—	738	1,175	1,913	(306)	1986	05/31/06	15 to 40 years
Glenwood, MN	(b)	775	1,404	—	—	775	1,404	2,179	(251)	1996	05/31/06	15 to 40 years
Hutchinson, MN	(b)	2,793	4,108	—	—	2,793	4,108	6,901	(774)	1991	05/31/06	15 to 30 years
Mankato, MN	(b)	6,167	4,861	—	—	6,167	4,861	11,028	(1,243)	1971	05/31/06	15 to 20 years
Marshall, MN	(b)	4,152	2,872	—	—	4,152	2,872	7,024	(835)	1972	05/31/06	15 to 20 years
Park Rapids, MN	(b)	877	1,089	—	—	877	1,089	1,966	(310)	1981	05/31/06	15 to 40 years
Rochester, MN	(b)	6,189	4,511	—	—	6,189	4,511	10,700	(1,184)	1981	05/31/06	15 to 20 years
Rochester, MN	(b)	6,466	4,232	—	—	6,466	4,232	10,698	(1,150)	1981	05/31/06	15 to 20 years
St. Cloud, MN	(b)	5,033	6,589	—	—	5,033	6,589	11,622	(1,230)	1991	05/31/06	15 to 30 years
St. Cloud, MN	(b)	3,749	4,884	—	—	3,749	4,884	8,633	(1,254)	1985	05/31/06	15 to 20 years
Winona, MN	(b)	3,413	4,436	—	—	3,413	4,436	7,849	(1,209)	1986	05/31/06	15 to 20 years
Worthington, MN	(b)	2,861	3,767	—	—	2,861	3,767	6,628	(734)	1984	05/31/06	15 to 30 years
Albany, MO	(b)	66	410	—	—	66	410	476	(73)	1990	05/31/06	15 to 40 years
Bethany, MO	(b)	648	379	—	—	648	379	1,027	(150)	1974	05/31/06	15 to 20 years
Carrollton, MO	(b)	352	345	—	—	352	345	697	(166)	1994	07/21/11	15 to 20 years
Gallatin, MO	(b)	57	405	—	—	57	405	462	(74)	1990	05/31/06	15 to 40 years
Memphis, MO	(b)	448	313	—	—	448	313	761	(114)	1983	05/31/06	15 to 40 years
Billings, MT	(b)	2,776	4,509	—	—	2,776	4,509	7,285	(855)	1990	05/31/06	15 to 30 years
Glasgow, MT	(b)	772	1,623	—	—	772	1,623	2,395	(350)	1998	05/31/06	15 to 40 years
Great Falls, MT	(b)	2,998	4,929	—	—	2,998	4,929	7,927	(1,285)	1985	05/31/06	15 to 20 years
Helena, MT	(b)	2,452	5,583	—	—	2,452	5,583	8,035	(1,028)	1992	05/31/06	15 to 30 years
Missoula, MT	(b)	4,123	5,253	—	—	4,123	5,253	9,376	(1,304)	1987	05/31/06	15 to 20 years
Wahpeton, ND	(b)	1,202	1,418	—	—	1,202	1,418	2,620	(425)	1971	05/31/06	15 to 40 years
Ainsworth, NE	(a)	360	1,829	—	—	360	1,829	2,189	(201)	2007	12/08/09	15 to 50 years
Bellevue, NE	(b)	3,269	3,482	—	—	3,269	3,482	6,751	(711)	1984	05/31/06	15 to 30 years
Gothenburg, NE	(a)	391	1,798	—	—	391	1,798	2,189	(198)	2007	12/08/09	15 to 50 years
Grand Island, NE	(b)	3,401	5,497	—	—	3,401	5,497	8,898	(1,113)	1983	05/31/06	15 to 30 years
Lincoln, NE	(b)	4,186	4,150	—	—	4,186	4,150	8,336	(773)	1983	05/31/06	15 to 30 years
Norfolk, NE	(b)	2,701	2,912	—	—	2,701	2,912	5,613	(690)	1984	05/31/06	15 to 30 years
North Platte, NE	(b)	2,734	3,378	—	—	2,734	3,378	6,112	(633)	1985	05/31/06	15 to 30 years
Omaha, NE	(b)	1,024	7,113	—	—	1,024	7,113	8,137	(1,308)	1966	05/31/06	15 to 40 years
Omaha, NE	(b)	7,431	14,273	—	—	7,431	14,273	21,704	(3,718)	2000	05/31/06	15 to 30 years
Omaha, NE	(b)	5,320	4,086	—	—	5,320	4,086	9,406	(806)	1985	05/31/06	15 to 30 years
Omaha, NE	(b)	5,477	3,986	—	—	5,477	3,986	9,463	(783)	1984	05/31/06	15 to 30 years
O’Neill, NE	(a)	400	1,752	—	—	400	1,752	2,152	(222)	1972	12/08/09	15 to 50 years
Archbold, OH	(b)	631	1,229	—	—	631	1,229	1,860	(266)	2000	05/31/06	15 to 40 years
Greenfield, OH	(b)	555	1,041	—	—	555	1,041	1,596	(231)	2000	05/31/06	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Minerva, OH	(b)	1,103	902	—	—	1,103	902	2,005	(275)	2000	05/31/06	15 to 40 years
Montpelier, OH	(b)	557	1,130	—	—	557	1,130	1,687	(244)	2000	05/31/06	15 to 40 years
Woodsfield, OH	(b)	691	1,009	—	—	691	1,009	1,700	(243)	2000	05/31/06	15 to 40 years
Aberdeen, SD	(b)	3,857	3,348	—	—	3,857	3,348	7,205	(714)	1984	05/31/06	15 to 30 years
Madison, SD	(b)	1,060	1,015	—	—	1,060	1,015	2,075	(325)	1975	05/31/06	15 to 40 years
Mitchell, SD	(b)	3,918	3,126	—	—	3,918	3,126	7,044	(842)	1973	05/31/06	15 to 20 years
Rapid City, SD	(b)	4,725	4,164	—	—	4,725	4,164	8,889	(868)	1988	05/31/06	15 to 30 years
Sioux Falls, SD	(b)	4,907	4,023	—	—	4,907	4,023	8,930	(1,070)	1987	05/31/06	15 to 20 years
Sturgis, SD	(b)	402	717	—	—	402	717	1,119	(204)	1984	05/31/06	15 to 40 years
Vermillion, SD	(b)	756	993	—	—	756	993	1,749	(284)	1984	05/31/06	15 to 40 years
Watertown, SD	(b)	3,064	3,519	—	—	3,064	3,519	6,583	(686)	1985	05/31/06	15 to 30 years
Centerville, TN	(b)	420	776	—	—	420	776	1,196	(180)	2000	05/31/06	15 to 40 years
Livingston, TN	(b)	429	822	—	—	429	822	1,251	(185)	2000	05/31/06	15 to 40 years
Smithville, TN	(b)	555	733	—	—	555	733	1,288	(191)	2000	05/31/06	15 to 40 years
Somerville, TN	(b)	345	537	—	—	345	537	882	(139)	2000	05/31/06	15 to 40 years
Brigham City, UT	(b)	1,814	2,540	—	—	1,814	2,540	4,354	(510)	1990	05/31/06	15 to 30 years
Layton, UT	(b)	2,950	3,408	—	—	2,950	3,408	6,358	(682)	1988	05/31/06	15 to 30 years
Logan, UT	(b)	454	3,453	—	—	454	3,453	3,907	(903)	1989	05/31/06	15 to 20 years
Ogden, UT	(b)	2,448	3,864	—	—	2,448	3,864	6,312	(735)	1988	05/31/06	15 to 30 years
Provo, UT	(b)	2,145	2,966	—	—	2,145	2,966	5,111	(590)	1988	05/31/06	15 to 30 years
Riverdale, UT	(b)	2,963	3,063	—	—	2,963	3,063	6,026	(623)	1990	05/31/06	15 to 30 years
Salt Lake City, UT	(b)	3,260	3,937	—	—	3,260	3,937	7,197	(777)	1991	05/31/06	15 to 30 years
Spanish Fork, UT	(b)	1,366	3,000	—	—	1,366	3,000	4,366	(575)	1991	05/31/06	15 to 30 years
West Bountiful, UT	(b)	2,952	3,897	—	—	2,952	3,897	6,849	(757)	1991	05/31/06	15 to 30 years
West Jordan, UT	(b)	2,848	3,969	—	—	2,848	3,969	6,817	(791)	1988	05/31/06	15 to 30 years
West Valley City, UT	(b)	2,780	4,005	—	—	2,780	4,005	6,785	(814)	1989	05/31/06	15 to 30 years
Kennewick, WA	(b)	4,044	5,347	—	—	4,044	5,347	9,391	(1,038)	1989	05/31/06	15 to 30 years
Pullman, WA	(b)	2,237	4,295	—	—	2,237	4,295	6,532	(834)	1996	05/31/06	15 to 30 years
Spokane, WA	(b)	3,437	5,047	—	—	3,437	5,047	8,484	(969)	1995	05/31/06	15 to 30 years
Spokane, WA	(b)	3,781	4,934	—	—	3,781	4,934	8,715	(1,241)	1986	05/31/06	15 to 20 years
Spokane, WA	(b)	1,014	3,005	—	—	1,014	3,005	4,019	(675)	1987	05/31/06	15 to 20 years
Union Gap, WA	(b)	481	4,079	—	—	481	4,079	4,560	(1,050)	1991	05/31/06	15 to 20 years
Walla Walla, WA	(b)	2,283	1,955	—	—	2,283	1,955	4,238	(407)	1989	05/31/06	15 to 30 years
Yakima, WA	(b)	2,789	5,033	—	—	2,789	5,033	7,822	(953)	1988	05/31/06	15 to 30 years
Appleton, WI	(b)	4,898	5,804	—	—	4,898	5,804	10,702	(1,049)	1971	05/31/06	15 to 30 years
Arcadia, WI	(b)	673	983	—	—	673	983	1,656	(266)	2000	05/31/06	15 to 40 years
Ashland, WI	(b)	462	791	—	—	462	791	1,253	(238)	1975	05/31/06	15 to 40 years
Beloit, WI	(b)	3,191	4,414	—	—	3,191	4,414	7,605	(1,186)	1978	05/31/06	15 to 20 years
Clintonville, WI	(b)	495	1,089	—	—	495	1,089	1,584	(298)	1978	05/31/06	15 to 40 years
De Pere, WI	(b)	4,961	8,243	—	—	4,961	8,243	13,204	(2,819)	1987	05/31/06	15 to 20 years
De Pere, WI	(b)	2,805	3,593	—	—	2,805	3,593	6,398	(885)	1967	05/31/06	15 to 20 years
De Pere, WI	(b)	1,275	2,113	—	—	1,275	2,113	3,388	(373)	2005	05/31/06	15 to 40 years
De Pere, WI	(b)	264	1,681	—	—	264	1,681	1,945	(285)	2000	05/31/06	15 to 30 years
Delavan, WI	(b)	1,634	4,387	—	—	1,634	4,387	6,021	(831)	1995	05/31/06	15 to 30 years
Eau Claire, WI	(b)	3,652	5,217	—	—	3,652	5,217	8,869	(999)	1978	05/31/06	15 to 30 years
Fond du Lac, WI	(b)	4,110	5,210	—	—	4,110	5,210	9,320	(942)	1985	05/31/06	15 to 30 years
Fort Atkinson, WI	(b)	1,005	2,873	—	—	1,005	2,873	3,878	(547)	1984	05/31/06	15 to 30 years
Grafton, WI	(b)	2,952	4,206	—	—	2,952	4,206	7,158	(844)	1989	05/31/06	15 to 30 years
Green Bay, WI	(b)	8,698	12,160	—	—	8,698	12,160	20,858	(2,909)	2000	05/31/06	15 to 20 years
Green Bay, WI	(b)	6,155	6,298	—	—	6,155	6,298	12,453	(1,137)	1979	05/31/06	15 to 30 years
Green Bay, WI	(b)	4,788	4,605	—	—	4,788	4,605	9,393	(1,217)	1966	05/31/06	15 to 20 years
Green Bay, WI	(b)	1,269	1,937	—	—	1,269	1,937	3,206	(343)	2005	05/31/06	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Janesville, WI	(b)	3,166	4,808	—	—	3,166	4,808	7,974	(1,228)	1980	05/31/06	15 to 20 years
Kenosha, WI	(b)	3,079	4,259	—	—	3,079	4,259	7,338	(1,141)	1980	05/31/06	15 to 20 years
Kewaunee, WI	(b)	872	758	—	—	872	758	1,630	(240)	2000	05/31/06	15 to 40 years
Kimberly, WI	(b)	3,550	4,749	—	—	3,550	4,749	8,299	(1,183)	1979	05/31/06	15 to 20 years
La Crosse, WI	(b)	2,896	3,810	—	—	2,896	3,810	6,706	(987)	1978	05/31/06	15 to 20 years
Lake Hallie, WI	(b)	2,627	3,965	—	—	2,627	3,965	6,592	(912)	1982	05/31/06	15 to 30 years
Lancaster, WI	(b)	581	1,018	—	—	581	1,018	1,599	(230)	1999	05/31/06	15 to 40 years
Madison, WI	(b)	4,072	5,777	—	—	4,072	5,777	9,849	(1,073)	1988	05/31/06	15 to 30 years
Madison, WI	(b)	5,632	5,299	—	—	5,632	5,299	10,931	(1,016)	1980	05/31/06	15 to 30 years
Madison, WI	(b)	2,836	4,522	—	—	2,836	4,522	7,358	(1,009)	1982	05/31/06	15 to 30 years
Manitowoc, WI	(b)	2,573	4,011	—	—	2,573	4,011	6,584	(1,066)	1977	05/31/06	15 to 20 years
Marinette, WI	(b)	1,452	3,736	—	—	1,452	3,736	5,188	(723)	1990	05/31/06	15 to 30 years
Marshfield, WI	(b)	3,272	4,406	—	—	3,272	4,406	7,678	(1,101)	1968	05/31/06	15 to 20 years
Menasha, WI	(b)	3,137	3,245	—	—	3,137	3,245	6,382	(662)	1981	05/31/06	15 to 30 years
Monona, WI	(b)	2,982	4,700	—	—	2,982	4,700	7,682	(931)	1981	05/31/06	15 to 30 years
Monroe, WI	(b)	1,526	4,027	—	—	1,526	4,027	5,553	(765)	1994	05/31/06	15 to 30 years
Neenah, WI	(b)	2,944	5,595	(38)	—	2,906	5,595	8,501	(1,024)	1990	05/31/06	15 to 30 years
Oconto, WI	(b)	496	1,176	—	—	496	1,176	1,672	(259)	2000	05/31/06	15 to 40 years
Onalaska, WI	(b)	2,468	4,392	—	—	2,468	4,392	6,860	(839)	1989	05/31/06	15 to 30 years
Oshkosh, WI	(b)	3,594	4,384	—	—	3,594	4,384	7,978	(833)	1984	05/31/06	15 to 30 years
Port Washington, WI	(b)	436	1,427	—	—	436	1,427	1,863	(254)	1982	05/31/06	15 to 40 years
Racine, WI	(b)	3,076	5,305	—	—	3,076	5,305	8,381	(1,280)	1979	05/31/06	15 to 20 years
Rice Lake, WI	(b)	1,535	3,407	—	—	1,535	3,407	4,942	(711)	1995	05/31/06	15 to 40 years
River Falls, WI	(b)	1,787	4,283	—	—	1,787	4,283	6,070	(824)	1994	05/31/06	15 to 30 years
Rothschild, WI	(b)	2,685	4,231	—	—	2,685	4,231	6,916	(1,117)	1977	05/31/06	15 to 20 years
Sheboygan, WI	(b)	2,973	4,340	—	—	2,973	4,340	7,313	(931)	1993	05/31/06	15 to 30 years
Stevens Point, WI	(b)	1,383	5,401	—	—	1,383	5,401	6,784	(1,228)	1985	05/31/06	15 to 20 years
Watertown, WI	(b)	3,124	4,436	—	—	3,124	4,436	7,560	(1,128)	1972	05/31/06	15 to 20 years
West Bend, WI	(b)	3,310	4,069	—	—	3,310	4,069	7,379	(1,076)	1972	05/31/06	15 to 20 years
Wisconsin Rapids, WI	(b)	3,689	4,806	—	—	3,689	4,806	8,495	(1,221)	1969	05/31/06	15 to 20 years
Lander, WY	(b)	289	589	—	—	289	589	878	(167)	1974	05/31/06	15 to 40 years
Powell, WY	(b)	1,264	859	—	—	1,264	859	2,123	(268)	1985	05/31/06	15 to 40 years
Rawlins, WY	(b)	430	581	—	—	430	581	1,011	(183)	1971	05/31/06	15 to 40 years
Thermopolis, WY	(a)	589	1,600	—	—	589	1,600	2,189	(181)	2007	12/08/09	15 to 50 years

Specialty retail properties
Alpharetta, GA	(a)	2,497	2,160	—	—	2,497	2,160	4,657	(532)	1994	07/01/05	15 to 30 years
Alpharetta, GA	(a)	4,079	1,948	—	—	4,079	1,948	6,027	(671)	1983	07/01/05	15 to 20 years
Atlanta, GA	(a)	4,863	815	—	—	4,863	815	5,678	(333)	1970	07/01/05	15 to 20 years
Marietta, GA	(a)	2,610	865	—	—	2,610	865	3,475	(332)	1977	07/01/05	15 to 20 years
Marietta, GA	(a)	4,675	854	—	—	4,675	854	5,529	(346)	1996	07/01/05	15 to 30 years
Tucker, GA	(a)	5,026	3,590	—	—	5,026	3,590	8,616	(1,005)	1973	11/18/05	15 to 30 years
Davenport, IA	(a)	2,823	4,475	—	—	2,823	4,475	7,298	(720)	2007	04/30/09	15 to 40 years
Algonquin, IL	(a)	4,171	5,613	—	—	4,171	5,613	9,784	(815)	2007	04/30/09	15 to 40 years
Aurora, IL	(a)	1,979	4,111	—	—	1,979	4,111	6,090	(701)	1989	04/30/09	15 to 30 years
Batavia, IL	(a)	1,857	3,441	—	—	1,857	3,441	5,298	(623)	2001	04/30/09	15 to 30 years
Downers Grove, IL	(a)	1,772	2,227	—	—	1,772	2,227	3,999	(438)	1994	04/30/09	15 to 30 years
Gurnee, IL	(a)	767	1,632	—	—	767	1,632	2,399	(324)	1999	04/30/09	15 to 30 years
Joliet, IL	(a)	1,700	5,698	—	—	1,700	5,698	7,398	(768)	2004	04/30/09	15 to 40 years
Loves Park, IL	(a)	1,551	6,447	—	—	1,551	6,447	7,998	(834)	2004	04/30/09	15 to 40 years
Mundelein, IL	(a)	1,991	4,308	—	—	1,991	4,308	6,299	(764)	2002	04/30/09	15 to 30 years
Peoria, IL	(a)	2,497	4,401	—	—	2,497	4,401	6,898	(684)	2004	04/30/09	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Schaumburg, IL	(a)	2,067	2,632	—	—	2,067	2,632	4,699	(486)	2002	04/30/09	15 to 30 years
Tinley Park, IL	(a)	1,108	2,091	—	—	1,108	2,091	3,199	(362)	1990	04/30/09	15 to 30 years
Merrillville, IN	(a)	1,324	3,975	—	—	1,324	3,975	5,299	(728)	1986	04/30/09	15 to 30 years
Ashland, KY	(a)	775	2,037	—	—	775	2,037	2,812	(361)	1990	08/27/09	15 to 30 years
Ashland, KY	(a)	629	754	—	—	629	754	1,383	(154)	1993	08/27/09	15 to 30 years
Canton, MA	$39,354	28,693	27,813	—	—	28,693	27,813	56,506	(4,401)	1962	02/01/06	15 to 40 years
Hermantown, MN	(a)	1,881	7,761	—	—	1,881	7,761	9,642	(1,077)	2003	04/08/05	15 to 40 years
Tupelo, MS	(a)	182	775	(55)	(218)	127	557	684	(246)	1984	07/28/06	8 to 20 years
Great Falls, MT	(a)	1,486	3,856	—	—	1,486	3,856	5,342	(593)	2004	07/01/05	14 to 40 years
Roswell, NM	(a)	1,002	3,177	—	—	1,002	3,177	4,179	(398)	2004	07/01/05	14 to 50 years
New Hartford, NY	(a)	2,168	4,851	—	—	2,168	4,851	7,019	(945)	2004	07/01/05	14 to 40 years
Avon, OH	(a)	1,550	2,749	—	—	1,550	2,749	4,299	(416)	2007	04/30/09	15 to 40 years
Chillicothe, OH	(a)	499	2,296	—	—	499	2,296	2,795	(404)	1995	08/27/09	15 to 30 years
Portsmouth, OH	(a)	561	1,563	—	—	561	1,563	2,124	(288)	1988	08/27/09	15 to 30 years
South Point, OH	(a)	848	2,948	—	—	848	2,948	3,796	(512)	1990	08/27/09	15 to 30 years
Bensalem, PA	(a)	1,653	3,085	—	—	1,653	3,085	4,738	(581)	1987	01/03/07	15 to 30 years
Fairless Hills, PA	(a)	3,655	5,271	—	—	3,655	5,271	8,926	(1,049)	1994	01/03/07	15 to 30 years
Morrisville, PA	(a)	1,345	8,288	—	—	1,345	8,288	9,633	(1,293)	2004	01/03/07	15 to 40 years
Abilene, TX	(a)	1,316	2,649	—	—	1,316	2,649	3,965	(432)	2000	05/19/05	15 to 40 years
El Paso, TX	(a)	1,536	3,852	—	—	1,536	3,852	5,388	(728)	1973	07/01/05	14 to 30 years
Waco, TX	(a)	320	406	—	—	320	406	726	(117)	1986	09/24/04	10 to 40 years
Eau Claire, WI	(a)	1,597	6,964	—	—	1,597	6,964	8,561	(1,297)	2004	04/08/05	15 to 30 years
Kenosha, WI	(a)	3,421	7,407	—	—	3,421	7,407	10,828	(1,140)	2004	07/01/05	14 to 40 years
Beckley, WV	(a)	1,135	2,278	—	—	1,135	2,278	3,413	(329)	1990	02/13/09	15 to 30 years
Hurricane, WV	(a)	727	3,005	—	—	727	3,005	3,732	(510)	1998	08/27/09	15 to 30 years
Parkersburg, WV	(a)	1,800	3,183	—	—	1,800	3,183	4,983	(627)	1976	08/27/09	15 to 30 years
Princeton, WV	(a)	990	764	—	—	990	764	1,754	(144)	1993	02/13/09	15 to 30 years

Restaurants
Daphne, AL	(a)	695	302	—	—	695	302	997	(96)	1982	09/24/04	15 to 40 years
Gadsden, AL	(a)	612	1,452	(215)	(519)	397	933	1,330	(148)	2007	12/21/07	10 to 50 years
Geneva, AL	(a)	522	570	—	—	522	570	1,092	(292)	1990	06/25/04	10 to 40 years
Leeds, AL	(a)	907	926	—	31	907	957	1,864	(331)	2003	09/26/06	15 to 40 years
Mobile, AL	(a)	587	487	—	—	587	487	1,074	(129)	1985	09/24/04	15 to 40 years
Bentonville, AR	(a)	635	900	—	—	635	900	1,535	(186)	2004	07/07/05	15 to 30 years
Fort Smith, AR	(a)	1,503	1,323	—	—	1,503	1,323	2,826	(410)	1993	09/23/05	15 to 20 years
Fort Smith, AR	(a)	478	987	—	—	478	987	1,465	(150)	1995	02/13/09	15 to 40 years
Little Rock, AR	(a)	699	1,700	—	—	699	1,700	2,399	(441)	1972	02/26/07	15 to 20 years
Little Rock, AR	(a)	917	847	—	—	917	847	1,764	(182)	2004	07/07/05	15 to 30 years
North Little Rock, AR	(a)	1,398	1,289	—	—	1,398	1,289	2,687	(375)	1993	09/23/05	15 to 20 years
Fountain Hills, AZ	(a)	825	561	—	—	825	561	1,386	(153)	1995	09/24/04	15 to 40 years
Gilbert, AZ	(c)	643	1,669	—	—	643	1,669	2,312	(10)	2006	10/28/11	15 to 40 years
Glendale, AZ	(a)	1,480	1,329	—	—	1,480	1,329	2,809	(248)	1996	06/25/04	15 to 40 years
Glendale, AZ	(a)	1,236	272	—	—	1,236	272	1,508	(115)	1995	06/25/04	15 to 40 years
Mesa, AZ	(a)	1,318	234	—	—	1,318	234	1,552	(111)	1995	06/25/04	15 to 40 years
Mesa, AZ	(c)	676	911	—	—	676	911	1,587	(7)	1978	10/28/11	15 to 40 years
Phoenix, AZ	(c)	787	663	—	—	787	663	1,450	(6)	1964	10/28/11	15 to 30 years
Sun City, AZ	(a)	771	372	—	—	771	372	1,143	(111)	1986	12/29/06	15 to 20 years
Tempe, AZ	(a)	480	361	—	—	480	361	841	(89)	2003	09/25/06	15 to 30 years
Tucson, AZ	(c)	602	848	—	—	602	848	1,450	(6)	1995	10/28/11	15 to 40 years
Auburn, CA	(a)	579	299	—	—	579	299	878	(66)	1992	12/29/06	15 to 30 years
La Mesa, CA	(a)	1,312	360	—	—	1,312	360	1,672	(195)	1984	07/28/04	10 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Aurora, CO	(c)	981	560	—	—	981	560	1,541	(178)	1996	06/25/04	15 to 40 years
Fort Collins, CO	(a)	1,351	1,445	(264)	(275)	1,087	1,170	2,257	(214)	2003	12/29/06	15 to 40 years
Lone Tree, CO	(a)	1,717	1,117	—	—	1,717	1,117	2,834	(273)	2000	12/23/08	15 to 40 years
Apopka, FL	(a)	1,038	482	—	—	1,038	482	1,520	(273)	1977	06/25/04	10 to 40 years
Brandon, FL	(c)	1,990	580	—	—	1,990	580	2,570	(170)	1993	12/31/07	15 to 40 years
Clearwater, FL	(c)	2,226	858	—	—	2,226	858	3,084	(167)	2004	12/31/07	15 to 40 years
Deerfield Beach, FL	(a)	668	295	—	—	668	295	963	(79)	1970	09/24/04	15 to 40 years
Eustis, FL	(a)	451	377	—	—	451	377	828	(193)	1969	12/30/04	10 to 40 years
Fort Lauderdale, FL	(a)	601	121	—	—	601	121	722	(94)	1984	09/24/04	10 to 40 years
Fort Pierce, FL	(a)	667	184	—	—	667	184	851	(65)	1999	09/24/04	15 to 40 years
Ft. Myers, FL	(c)	2,417	707	(43)	(12)	2,374	695	3,069	(167)	1994	12/31/07	15 to 40 years
Jacksonville, FL	(a)	431	802	—	—	431	802	1,233	(179)	1979	07/01/05	8 to 30 years
Jacksonville, FL	(a)	930	910	—	—	930	910	1,840	(191)	1986	09/24/04	15 to 40 years
Jacksonville, FL	(a)	487	871	—	—	487	871	1,358	(216)	1985	12/30/04	15 to 40 years
Jacksonville, FL	(a)	480	631	—	—	480	631	1,111	(138)	1998	09/24/04	15 to 40 years
Jacksonville, FL	(a)	872	509	—	—	872	509	1,381	(155)	1984	09/24/04	15 to 40 years
Lauderdale Lakes, FL	(a)	411	346	—	—	411	346	757	(70)	1998	12/29/06	15 to 30 years
Melbourne, FL	(c)	2,005	794	—	—	2,005	794	2,799	(190)	1986	12/31/07	15 to 40 years
Miami, FL	(a)	596	105	—	—	596	105	701	(72)	1978	09/24/04	10 to 40 years
Miami, FL	(a)	602	14	—	—	602	14	616	(86)	1978	09/24/04	10 to 40 years
Orange City, FL	(a)	409	694	—	—	409	694	1,103	(202)	1984	09/24/04	11 to 40 years
Orlando, FL	(a)	642	178	—	—	642	178	820	(111)	1967	12/30/04	10 to 40 years
Orlando, FL	(c)	2,006	571	—	—	2,006	571	2,577	(132)	2002	12/31/07	15 to 40 years
Orlando, FL	(a)	1,249	729	—	—	1,249	729	1,978	(233)	1985	06/25/04	15 to 40 years
Pensacola, FL	(a)	860	291	—	—	860	291	1,151	(184)	1977	07/28/04	10 to 40 years
Quincy, FL	(a)	1,015	416	—	—	1,015	416	1,431	(200)	1989	09/24/04	15 to 40 years
Saint Cloud, FL	(a)	1,193	557	—	—	1,193	557	1,750	(167)	1983	06/25/04	15 to 40 years
Winter Springs, FL	(a)	523	446	—	—	523	446	969	(146)	1988	12/30/04	15 to 40 years
Adairsville, GA	(a)	557	318	—	—	557	318	875	(83)	1986	09/29/06	15 to 20 years
Austell, GA	(a)	838	216	—	—	838	216	1,054	(102)	1962	02/28/06	15 to 40 years
Blakely, GA	(a)	288	744	—	—	288	744	1,032	(221)	1987	06/25/04	15 to 40 years
Brunswick, GA	(a)	774	614	—	—	774	614	1,388	(174)	1995	09/24/04	15 to 40 years
Carrollton, GA	(a)	508	603	—	—	508	603	1,111	(109)	2000	02/28/06	15 to 40 years
Cartersville, GA	(a)	581	730	—	—	581	730	1,311	(161)	1997	02/28/06	15 to 40 years
Cartersville, GA	(a)	439	451	—	—	439	451	890	(118)	1990	02/28/06	15 to 40 years
Chatsworth, GA	(a)	213	558	—	—	213	558	771	(106)	1979	11/02/07	15 to 30 years
Cumming, GA	(a)	967	844	—	—	967	844	1,811	(192)	1986	09/24/04	15 to 40 years
Douglassville, GA	(a)	764	941	—	—	764	941	1,705	(182)	1990	02/28/06	15 to 40 years
Douglassville, GA	(a)	712	669	—	—	712	669	1,381	(117)	2003	02/28/06	15 to 40 years
East Ellijay, GA	(a)	562	354	—	—	562	354	916	(114)	1984	12/29/05	15 to 20 years
Floyd, GA	(a)	973	415	—	—	973	415	1,388	(84)	1993	02/28/06	15 to 40 years
Forsyth, GA	(a)	495	1,007	—	—	495	1,007	1,502	(198)	1984	01/12/06	15 to 30 years
Hiram, GA	(a)	1,006	1,142	—	—	1,006	1,142	2,148	(249)	1987	02/28/06	15 to 40 years
Kennesaw, GA	(a)	907	499	—	—	907	499	1,406	(113)	2001	02/28/06	15 to 40 years
LaFayette, GA	(a)	246	434	—	2	246	436	682	(89)	1991	11/02/07	15 to 30 years
Mableton, GA	(a)	454	826	—	—	454	826	1,280	(145)	1987	02/28/06	15 to 40 years
Mableton, GA	(a)	634	578	—	—	634	578	1,212	(112)	1981	02/28/06	15 to 40 years
Madison, GA	(a)	892	739	—	—	892	739	1,631	(154)	1989	01/12/06	15 to 40 years
Marietta, GA	(a)	3,908	8,630	—	—	3,908	8,630	12,538	(1,582)	1992	07/01/05	15 to 30 years
Marietta, GA	(a)	797	428	—	—	797	428	1,225	(116)	1990	02/28/06	15 to 40 years
McDonough, GA	(a)	938	697	—	—	938	697	1,635	(167)	1985	09/24/04	15 to 40 years
Morrow, GA	(a)	652	450	—	—	652	450	1,102	(100)	1995	02/28/06	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011(d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Norcross, GA	(a)	678	402	—	—	678	402	1,080	(113)	1982	02/28/06	15 to 40 years
Ringgold, GA	(a)	387	374	—	—	387	374	761	(81)	1990	11/02/07	15 to 30 years
Statesboro, GA	(a)	779	777	—	—	779	777	1,556	(192)	1985	09/24/04	15 to 40 years
Trenton, GA	(a)	300	227	—	—	300	227	527	(64)	1991	11/02/07	15 to 30 years
Valdosta, GA	(a)	472	347	—	—	472	347	819	(85)	2000	12/29/06	15 to 30 years
Villa Rica, GA	(a)	807	629	—	—	807	629	1,436	(149)	1999	02/28/06	15 to 40 years
Burlington, IA	(a)	304	588	—	—	304	588	892	(133)	1996	09/23/05	15 to 30 years
Burlington, IA	(a)	318	484	—	—	318	484	802	(112)	2006	12/04/06	15 to 30 years
Clear Lake, IA	(a)	294	292	—	—	294	292	586	(81)	1980	05/24/05	15 to 20 years
Council Bluffs, IA	(b)	393	484	—	—	393	484	877	(4)	2008	10/03/11	15 to 40 years
Creston, IA	(a)	103	180	—	—	103	180	283	(94)	1974	12/15/05	10 to 15 years
Davenport, IA	(b)	393	405	—	—	393	405	798	(7)	1989	10/03/11	15 to 20 years
Davenport, IA	(b)	291	633	—	—	291	633	924	(7)	1992	10/03/11	15 to 30 years
Davenport, IA	(b)	441	646	—	—	441	646	1,087	(8)	2002	10/03/11	15 to 30 years
De Witt, IA	(a)	248	333	—	—	248	333	581	(112)	1984	09/23/05	15 to 20 years
Decorah, IA	(a)	207	91	—	—	207	91	298	(53)	1985	09/23/05	10 to 15 years
Des Moines, IA	(a)	137	196	—	—	137	196	333	(61)	1966	09/23/05	15 to 20 years
Dubuque, IA	(a)	479	298	—	—	479	298	777	(172)	1970	09/23/05	10 to 15 years
Dyersville, IA	(a)	267	513	—	—	267	513	780	(168)	1983	09/23/05	14 to 20 years
Forest City, IA	(a)	251	244	—	—	251	244	495	(95)	1985	05/24/05	15 to 20 years
Independence, IA	(a)	223	473	—	—	223	473	696	(243)	1976	09/23/05	10 to 15 years
Manchester, IA	(a)	351	495	—	—	351	495	846	(254)	1977	09/23/05	10 to 15 years
Maquoketa, IA	(a)	184	90	—	—	184	90	274	(65)	1973	09/23/05	10 to 15 years
Tipton, IA	(a)	240	408	—	—	240	408	648	(228)	1991	09/23/05	10 to 15 years
Vinton, IA	(a)	121	114	—	—	121	114	235	(79)	1978	09/23/05	10 to 15 years
Boise, ID	(a)	809	601	—	—	809	601	1,410	(127)	1998	06/25/04	15 to 40 years
Aurora, IL	(a)	695	1,482	—	—	695	1,482	2,177	(268)	1997	03/07/07	15 to 30 years
Aurora, IL	(a)	286	726	—	—	286	726	1,012	(161)	1998	12/29/06	15 to 30 years
Bloomingdale, IL	(a)	426	1,956	—	—	426	1,956	2,382	(329)	1992	12/29/06	15 to 30 years
Bolingbrook, IL	(a)	762	821	—	—	762	821	1,583	(229)	1994	09/23/05	15 to 20 years
Burr Ridge, IL	(a)	759	977	16	1,584	775	2,561	3,336	(233)	1997	06/25/04	15 to 40 years
Charleston, IL	(a)	272	220	—	—	272	220	492	(109)	1986	09/23/05	10 to 15 years
Chicago, IL	(a)	1,675	1,112	—	—	1,675	1,112	2,787	(221)	1999	12/29/06	15 to 30 years
Chicago, IL	(a)	258	310	—	—	258	310	568	(91)	1972	05/25/05	15 to 20 years
Chicago, IL	(a)	532	279	—	—	532	279	811	(78)	1982	05/25/05	15 to 20 years
Chicago, IL	(a)	313	275	—	—	313	275	588	(72)	1982	05/25/05	15 to 20 years
Chicago, IL	(a)	289	260	—	—	289	260	549	(70)	1982	05/25/05	15 to 20 years
Chicago, IL	(a)	242	256	—	—	242	256	498	(71)	1974	05/25/05	15 to 20 years
Chicago, IL	(a)	242	244	—	—	242	244	486	(74)	1970	05/25/05	15 to 20 years
Chicago, IL	(a)	340	220	—	—	340	220	560	(67)	1975	05/25/05	15 to 20 years
Chicago, IL	(a)	572	198	—	—	572	198	770	(56)	1983	05/25/05	15 to 20 years
Chicago, IL	(a)	976	271	—	—	976	271	1,247	(145)	1987	09/23/05	10 to 15 years
Danville, IL	(a)	619	672	—	—	619	672	1,291	(164)	1995	12/29/06	15 to 30 years
Decatur, IL	(a)	940	126	—	—	940	126	1,066	(162)	1992	09/23/05	15 to 20 years
DeKalb, IL	(a)	1,423	1,552	—	—	1,423	1,552	2,975	(332)	1996	12/29/06	15 to 30 years
East Moline, IL	(b)	415	471	—	—	415	471	886	(7)	1982	10/03/11	15 to 20 years
East St. Louis, IL	(a)	117	334	—	—	117	334	451	(67)	1990	05/25/05	15 to 30 years
Effingham, IL	(a)	539	575	—	—	539	575	1,114	(131)	1985	09/23/05	15 to 30 years
Effingham, IL	(a)	357	228	—	—	357	228	585	(131)	1973	09/23/05	10 to 15 years
Elgin, IL	(a)	1,142	1,451	—	—	1,142	1,451	2,593	(307)	1996	12/29/06	15 to 30 years
Elmwood Park, IL	(a)	650	380	—	—	650	380	1,030	(107)	1993	09/23/05	15 to 20 years
Fairview Heights, IL	(c)	1,020	826	—	—	1,020	826	1,846	(209)	1972	12/31/07	15 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Gilman, IL	(a)	219	414	—	—	219	414	633	(133)	1998	09/23/05	15 to 20 years
Gurnee, IL	(a)	586	619	—	—	586	619	1,205	(180)	1995	06/25/04	15 to 40 years
Harvey, IL	(a)	281	269	—	—	281	269	550	(256)	1978	05/25/05	15 to 20 years
Hodgkins, IL	(a)	1,230	2,048	—	—	1,230	2,048	3,278	(382)	1993	12/29/06	15 to 30 years
Joliet, IL	(a)	1,994	1,207	—	—	1,994	1,207	3,201	(294)	1996	12/29/06	15 to 30 years
Joliet, IL	(a)	245	193	—	—	245	193	438	(66)	1985	05/25/05	15 to 20 years
Lincoln, IL	(a)	203	616	—	—	203	616	819	(169)	1990	09/23/05	15 to 20 years
Matteson, IL	(a)	1,482	1,568	—	—	1,482	1,568	3,050	(321)	1999	12/29/06	15 to 30 years
Milan, IL	(b)	161	533	—	—	161	533	694	(5)	1997	10/03/11	15 to 30 years
Moline, IL	(b)	424	520	—	—	424	520	944	(5)	2009	10/03/11	15 to 40 years
Palatine, IL	(a)	772	505	—	—	772	505	1,277	(149)	1972	09/29/06	15 to 20 years
Pana, IL	(a)	168	128	—	—	168	128	296	(70)	1985	09/23/05	10 to 15 years
Paxton, IL	(a)	324	658	—	—	324	658	982	(214)	1986	12/29/05	15 to 20 years
Peoria, IL	(a)	154	320	—	—	154	320	474	(92)	1976	05/25/05	15 to 20 years
Rock Falls, IL	(a)	314	631	—	—	314	631	945	(137)	1995	09/23/05	15 to 30 years
Rock Island, IL	(b)	195	531	—	—	195	531	726	(5)	1994	10/03/11	15 to 30 years
Romeoville, IL	(a)	789	713	—	—	789	713	1,502	(190)	1999	09/23/05	15 to 20 years
Round Lake Beach, IL	(a)	883	1,249	—	—	883	1,249	2,132	(220)	1998	12/29/06	15 to 40 years
Salem, IL	(a)	271	218	—	—	271	218	489	(53)	2000	07/28/04	15 to 30 years
Shelbyville, IL	(a)	265	122	—	—	265	122	387	(77)	1976	09/23/05	10 to 15 years
Springfield, IL	(c)	1,115	772	—	—	1,115	772	1,887	(162)	1996	12/31/07	15 to 40 years
Springfield, IL	(a)	1,072	642	—	—	1,072	642	1,714	(228)	1988	09/23/05	15 to 20 years
Springfield, IL	(a)	571	630	—	—	571	630	1,201	(150)	1997	09/23/05	15 to 30 years
Taylorville, IL	(a)	154	352	—	—	154	352	506	(167)	1980	09/23/05	10 to 15 years
Vandalia, IL	(a)	409	202	—	—	409	202	611	(155)	1977	09/23/05	10 to 15 years
Washington Park, IL	(a)	119	324	—	—	119	324	443	(88)	1980	05/25/05	15 to 20 years
Westchester, IL	(a)	765	437	—	—	765	437	1,202	(113)	1986	09/29/06	15 to 20 years
Crawfordsville, IN	(a)	557	624	—	—	557	624	1,181	(137)	1998	09/23/05	15 to 30 years
Evansville, IN	(a)	270	231	—	—	270	231	501	(34)	1999	06/25/04	30 to 30 years
Fort Wayne, IN	(a)	660	204	—	—	660	204	864	(133)	1982	09/23/05	10 to 15 years
Fort Wayne, IN	(a)	989	2,057	—	—	989	2,057	3,046	(348)	2001	11/10/05	15 to 30 years
Ft Wayne, IN	(c)	1,110	817	—	—	1,110	817	1,927	(192)	2003	12/31/07	15 to 40 years
Gary, IN	(a)	161	493	—	—	161	493	654	(134)	1973	05/25/05	15 to 20 years
Gary, IN	(a)	109	410	—	—	109	410	519	(106)	1980	05/25/05	15 to 20 years
Gary, IN	(a)	210	318	—	—	210	318	528	(102)	1979	05/25/05	15 to 20 years
Indianapolis, IN	(a)	460	587	—	—	460	587	1,047	(118)	1998	09/24/04	15 to 40 years
Indianapolis, IN	(a)	170	749	—	—	170	749	919	(181)	1983	05/25/05	15 to 20 years
Indianapolis, IN	(a)	266	310	—	—	266	310	576	(92)	1971	05/25/05	15 to 20 years
Indianapolis, IN	(a)	195	289	—	—	195	289	484	(82)	1975	05/25/05	15 to 20 years
Indianapolis, IN	(a)	258	262	—	—	258	262	520	(86)	1970	05/25/05	15 to 20 years
Indianapolis, IN	(a)	449	153	—	—	449	153	602	(66)	1968	05/25/05	15 to 20 years
Indianapolis, IN	(a)	370	150	—	—	370	150	520	(58)	1970	05/25/05	15 to 20 years
Indianapolis, IN	(a)	1,971	2,295	—	—	1,971	2,295	4,266	(303)	2003	11/10/05	15 to 40 years
Marion, IN	(a)	503	153	—	—	503	153	656	(62)	1990	09/24/04	15 to 40 years
Mooresville, IN	(a)	560	549	—	—	560	549	1,109	(174)	1998	09/23/05	15 to 20 years
Nappanee, IN	(c)	301	413	—	—	301	413	714	(124)	2005	12/21/07	15 to 20 years
New Albany, IN	(a)	497	278	—	—	497	278	775	(81)	1992	09/24/04	15 to 40 years
Shelbyville, IN	(c)	549	752	—	—	549	752	1,301	(115)	2006	12/21/07	15 to 50 years
Kansas City, KS	(b)	594	904	—	—	594	904	1,498	(10)	1999	10/03/11	15 to 30 years
Kansas City, KS	(b)	349	425	—	—	349	425	774	(5)	1977	10/03/11	15 to 30 years
Kansas City, KS	(b)	420	349	—	—	420	349	769	(4)	1984	10/03/11	15 to 30 years
Carrollton, KY	(a)	229	730	—	—	229	730	959	(138)	1990	06/30/09	15 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Florence, KY	(a)	524	209	—	—	524	209	733	(78)	1992	09/24/04	15 to 40 years
Lexington, KY	(a)	713	451	—	—	713	451	1,164	(232)	1976	01/26/05	10 to 15 years
Lexington, KY	(a)	636	362	—	—	636	362	998	(186)	1978	12/30/04	10 to 40 years
Lexington, KY	(a)	1,267	944	—	—	1,267	944	2,211	(278)	1996	02/26/07	15 to 30 years
Louisville, KY	(a)	1,010	577	—	—	1,010	577	1,587	(129)	1994	11/10/05	15 to 30 years
Louisville, KY	(a)	854	514	—	—	854	514	1,368	(117)	1994	11/10/05	15 to 30 years
Louisville, KY	(a)	334	251	—	—	334	251	585	(67)	1991	09/24/04	15 to 40 years
Madisonville, KY	(a)	1,198	819	—	—	1,198	819	2,017	(180)	1990	09/24/04	15 to 40 years
Mayfield, KY	(a)	316	603	—	—	316	603	919	(142)	1986	12/08/09	15 to 30 years
Mayfield, KY	(a)	307	596	—	—	307	596	903	(158)	1997	06/25/04	15 to 40 years
Owensboro, KY	(a)	250	502	—	—	250	502	752	(74)	2000	06/25/04	30 to 30 years
Paducah, KY	(a)	1,508	959	—	—	1,508	959	2,467	(278)	1984	02/26/07	15 to 30 years
Baker, LA	(a)	254	468	—	—	254	468	722	(95)	1988	09/24/04	15 to 40 years
Baton Rouge, LA	(a)	472	642	—	—	472	642	1,114	(135)	1987	09/24/04	15 to 40 years
Baton Rouge, LA	(a)	391	599	—	—	391	599	990	(166)	1983	09/24/04	15 to 40 years
Baton Rouge, LA	(a)	489	581	—	—	489	581	1,070	(134)	1985	09/24/04	15 to 40 years
Baton Rouge, LA	(a)	401	567	—	—	401	567	968	(175)	1978	07/28/04	15 to 40 years
Baton Rouge, LA	(a)	747	558	—	—	747	558	1,305	(188)	1984	09/24/04	15 to 40 years
Baton Rouge, LA	(a)	594	417	—	—	594	417	1,011	(140)	1979	06/25/04	15 to 40 years
Baton Rouge, LA	(a)	565	286	—	—	565	286	851	(106)	1991	06/25/04	15 to 40 years
Denham Springs, LA	(a)	419	594	—	—	419	594	1,013	(170)	1983	09/24/04	15 to 40 years
New Orleans, LA	(a)	312	240	—	—	312	240	552	(69)	1991	09/24/04	15 to 40 years
Pineville, LA	(a)	558	1,044	—	—	558	1,044	1,602	(211)	1996	06/25/04	11 to 40 years
Port Allen, LA	(a)	521	575	—	—	521	575	1,096	(146)	1997	09/24/04	15 to 40 years
Shreveport, LA	(a)	759	964	—	—	759	964	1,723	(266)	1964	02/26/07	15 to 20 years
Bowie, MD	(a)	333	173	—	—	333	173	506	(61)	1983	11/27/06	15 to 20 years
Bowie, MD	(c)	1,501	615	—	—	1,501	615	2,116	(134)	2004	12/31/07	15 to 40 years
Clinton, MD	(a)	300	193	—	—	300	193	493	(60)	1980	11/27/06	15 to 20 years
Emmitsburg, MD	(a)	141	182	—	—	141	182	323	(49)	1981	11/27/06	15 to 20 years
Frederick, MD	(a)	440	236	—	—	440	236	676	(64)	1977	11/27/06	15 to 20 years
Hagerstown, MD	(a)	546	342	—	—	546	342	888	(98)	1975	11/27/06	15 to 20 years
Hyattsville, MD	(a)	702	245	—	—	702	245	947	(78)	1985	11/27/06	15 to 20 years
Lanham, MD	(a)	302	193	—	—	302	193	495	(61)	1980	11/27/06	15 to 20 years
Silver Spring, MD	(a)	1,008	251	—	—	1,008	251	1,259	(86)	1983	11/27/06	15 to 20 years
Thurmont, MD	(a)	857	307	—	—	857	307	1,164	(97)	1985	11/27/06	15 to 20 years
Upper Marlboro, MD	(a)	290	172	—	—	290	172	462	(64)	1983	11/27/06	15 to 20 years
Walkersville, MD	(a)	381	238	—	—	381	238	619	(71)	1985	11/27/06	15 to 20 years
Canton, MI	(a)	2,071	1,224	—	—	2,071	1,224	3,295	(317)	1996	06/25/04	15 to 40 years
Detroit, MI	(a)	614	688	—	—	614	688	1,302	(187)	1987	02/13/09	15 to 20 years
Detroit, MI	(a)	270	305	—	—	270	305	575	(80)	1976	05/25/05	15 to 20 years
Detroit, MI	(a)	385	258	—	—	385	258	643	(83)	1979	05/25/05	15 to 20 years
Detroit, MI	(a)	413	235	—	—	413	235	648	(74)	1977	05/25/05	15 to 20 years
Detroit, MI	(a)	426	223	—	—	426	223	649	(73)	1979	05/25/05	15 to 20 years
Detroit, MI	(a)	301	219	—	—	301	219	520	(66)	1972	05/25/05	15 to 20 years
Detroit, MI	(a)	351	209	—	—	351	209	560	(66)	1977	05/25/05	15 to 20 years
Detroit, MI	(a)	425	200	—	—	425	200	625	(65)	1977	05/25/05	15 to 20 years
Detroit, MI	(a)	428	189	—	—	428	189	617	(61)	1979	05/25/05	15 to 20 years
Detroit, MI	(a)	271	157	—	—	271	157	428	(51)	1978	05/25/05	15 to 20 years
Escanaba, MI	(a)	772	767	—	—	772	767	1,539	(220)	1984	12/29/05	15 to 20 years
Flint, MI	(a)	340	258	—	—	340	258	598	(82)	1979	05/25/05	15 to 20 years
Mount Pleasant, MI	(a)	485	642	—	—	485	642	1,127	(131)	1997	12/29/05	15 to 30 years
Mount Pleasant, MI	(a)	657	854	—	—	657	854	1,511	(162)	2005	02/13/09	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Sterling Heights, MI	(a)	866	960	—	—	866	960	1,826	(191)	2000	12/29/05	15 to 30 years
Warren, MI	(a)	488	215	—	—	488	215	703	(69)	1979	05/25/05	15 to 20 years
Apple Valley, MN	(a)	1,119	1,055	—	—	1,119	1,055	2,174	(220)	2006	09/24/04	15 to 40 years
Buffalo, MN	(a)	189	227	—	—	189	227	416	(66)	1978	05/24/05	15 to 20 years
Cloquet, MN	(a)	317	238	—	—	317	238	555	(52)	1977	05/24/05	15 to 30 years
Columbia Heights, MN	(a)	289	131	—	—	289	131	420	(40)	1977	05/24/05	15 to 20 years
Duluth, MN	(a)	74	423	—	—	74	423	497	(63)	1915	05/24/05	15 to 30 years
Duluth, MN	(a)	294	221	—	—	294	221	515	(55)	1968	05/24/05	15 to 20 years
Elk River, MN	(a)	314	255	—	—	314	255	569	(57)	1988	05/24/05	15 to 30 years
Hibbing, MN	(a)	242	298	—	—	242	298	540	(59)	1979	05/24/05	15 to 30 years
Lakeville, MN	(a)	342	439	—	—	342	439	781	(82)	1988	05/24/05	15 to 30 years
Maple Grove, MN	(a)	1,852	1,096	—	—	1,852	1,096	2,948	(263)	1997	09/24/04	15 to 40 years
Maplewood, MN	(a)	214	250	—	—	214	250	464	(65)	1968	05/24/05	15 to 20 years
Marshall, MN	(a)	121	239	—	—	121	239	360	(64)	1975	05/24/05	15 to 20 years
Minneapolis, MN	(a)	205	197	—	—	205	197	402	(52)	1978	05/24/05	15 to 20 years
Rochester, MN	(a)	561	83	66	(83)	627	—	627	—	1996	09/23/05	0 to 0 years
Sauk Centre, MN	(a)	219	138	—	—	219	138	357	(49)	1979	05/24/05	15 to 20 years
Sauk Rapids, MN	(a)	240	126	—	—	240	126	366	(40)	1978	05/24/05	15 to 20 years
Shakopee, MN	(a)	329	333	—	—	329	333	662	(56)	1977	05/24/05	15 to 40 years
Stillwater, MN	(a)	1,051	1,051	—	—	1,051	1,051	2,102	(275)	1996	09/24/04	15 to 40 years
Two Harbors, MN	(a)	136	248	—	—	136	248	384	(40)	1984	05/24/05	15 to 30 years
Woodbury, MN	(a)	555	411	—	—	555	411	966	(80)	1987	05/24/05	15 to 40 years
Blue Springs, MO	(c)	688	119	113	(119)	801	—	801	—	1994	08/27/09	0 to 0 years
Branson, MO	(a)	1,497	1,684	—	—	1,497	1,684	3,181	(376)	1994	09/23/05	15 to 30 years
Ferguson, MO	(a)	293	212	—	—	293	212	505	(69)	1974	05/25/05	15 to 20 years
Independence, MO	(b)	396	1,074	—	—	396	1,074	1,470	(11)	1984	10/03/11	15 to 30 years
Independence, MO	(a)	1,450	1,967	—	—	1,450	1,967	3,417	(314)	2002	06/29/07	15 to 40 years
Kansas City, MO	(b)	334	654	—	—	334	654	988	(7)	1985	10/03/11	15 to 30 years
Kansas City, MO	(b)	253	356	—	—	253	356	609	(4)	1970	10/03/11	15 to 30 years
Kansas City, MO	(b)	245	447	—	—	245	447	692	(4)	1985	10/03/11	15 to 30 years
Lees Summit, MO	(a)	590	69	55	(69)	645	—	645	—	1995	09/23/05	0 to 0 years
Maplewood, MO	(a)	180	225	—	—	180	225	405	(65)	1980	05/25/05	15 to 20 years
Normandy, MO	(a)	265	329	—	—	265	329	594	(95)	1978	05/25/05	15 to 20 years
Overland, MO	(a)	278	494	—	—	278	494	772	(129)	1972	05/25/05	15 to 20 years
Saint Ann, MO	(a)	588	613	—	—	588	613	1,201	(200)	1985	09/23/05	15 to 20 years
Sedalia, MO	(a)	751	662	—	—	751	662	1,413	(165)	1983	12/29/06	15 to 30 years
Springfield, MO	(a)	1,655	1,467	—	—	1,655	1,467	3,122	(375)	1993	09/23/05	15 to 30 years
Springfield, MO	(a)	439	719	—	—	439	719	1,158	(157)	2004	12/29/06	15 to 40 years
St. Louis, MO	(a)	231	337	—	—	231	337	568	(91)	1972	05/25/05	15 to 20 years
St. Louis, MO	(a)	189	227	—	—	189	227	416	(68)	1972	05/25/05	15 to 20 years
St. Louis, MO	(a)	464	218	—	—	464	218	682	(81)	1978	05/25/05	15 to 20 years
St. Louis, MO	(a)	290	211	—	—	290	211	501	(71)	1973	05/25/05	15 to 20 years
St. Louis, MO	(a)	503	651	—	—	503	651	1,154	(181)	1976	09/24/04	15 to 40 years
St. Louis, MO	(a)	828	351	—	—	828	351	1,179	(141)	1986	09/24/04	15 to 40 years
Wentzville, MO	(c)	311	275	—	—	311	275	586	(92)	1985	12/21/07	15 to 20 years
Columbus, MS	(a)	304	257	—	—	304	257	561	(72)	1977	07/01/05	13 to 30 years
Columbus, MS	(c)	1,074	1,029	(422)	(1,029)	652	—	652	—	2007	11/15/07	0 to 0 years
Gulfport, MS	(a)	652	442	—	542	652	984	1,636	(169)	1985	09/24/04	15 to 40 years
Moss Point, MS	(a)	320	302	—	—	320	302	622	(148)	1984	09/24/04	10 to 40 years
Boone, NC	(a)	750	379	—	—	750	379	1,129	(100)	2006	12/29/06	15 to 30 years
Fayetteville, NC	(a)	607	1,020	—	—	607	1,020	1,627	(230)	1996	09/29/06	15 to 30 years
Fayetteville, NC	(a)	470	629	—	—	470	629	1,099	(132)	1999	09/29/06	15 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Fayetteville, NC	(a)	489	612	—	—	489	612	1,101	(122)	1987	09/29/06	15 to 30 years
Garner, NC	(a)	600	765	—	—	600	765	1,365	(167)	1995	09/29/06	15 to 40 years
Greensboro, NC	(c)	1,009	444	—	—	1,009	444	1,453	(135)	2003	12/31/07	15 to 40 years
Hickory, NC	(a)	1,105	851	—	—	1,105	851	1,956	(309)	1995	12/29/06	20 to 20 years
Hickory, NC	(a)	292	818	—	—	292	818	1,110	(135)	2000	09/29/06	15 to 40 years
Hope Mills, NC	(a)	408	930	—	—	408	930	1,338	(173)	1990	09/29/06	15 to 30 years
Hudson, NC	(a)	794	616	—	—	794	616	1,410	(131)	1998	09/29/06	15 to 40 years
Lillington, NC	(a)	419	687	—	—	419	687	1,106	(117)	1992	09/29/06	15 to 40 years
Mebane, NC	(a)	846	682	—	—	846	682	1,528	(136)	1993	09/29/06	15 to 30 years
Dickinson, ND	(a)	616	1,301	—	—	616	1,301	1,917	(197)	2003	12/29/06	15 to 40 years
La Vista, NE	(b)	499	664	—	—	499	664	1,163	(7)	1992	10/03/11	15 to 30 years
Omaha, NE	(b)	476	408	—	—	476	408	884	(4)	1994	10/03/11	15 to 30 years
Omaha, NE	(b)	455	398	—	—	455	398	853	(4)	1997	10/03/11	15 to 30 years
Omaha, NE	(b)	539	380	—	—	539	380	919	(3)	2006	10/03/11	15 to 40 years
Albuquerque, NM	(a)	1,036	1,655	—	—	1,036	1,655	2,691	(344)	1994	07/01/05	15 to 30 years
Albuquerque, NM	(a)	120	1,336	—	—	120	1,336	1,456	(197)	1999	07/01/05	30 to 30 years
Buffalo, NY	(a)	821	694	—	—	821	694	1,515	(128)	1976	11/10/05	15 to 30 years
Buffalo, NY	(a)	737	629	—	—	737	629	1,366	(114)	1993	11/10/05	15 to 30 years
Cheektowaga, NY	(a)	561	549	—	—	561	549	1,110	(109)	1985	11/10/05	15 to 30 years
Colonie, NY	(c)	1,321	991	(350)	(261)	971	730	1,701	(195)	1994	12/31/07	15 to 40 years
Colonie, NY	(a)	811	759	—	—	811	759	1,570	(163)	1995	09/24/04	15 to 40 years
East Aurora, NY	(a)	424	584	—	—	424	584	1,008	(160)	1982	11/10/05	15 to 20 years
Fredonia, NY	(a)	262	312	—	—	262	312	574	(185)	1973	12/29/06	10 to 15 years
Geneva, NY	(a)	177	139	—	—	177	139	316	(73)	1975	08/27/09	10 to 15 years
Hamilton, NY	(a)	145	152	—	—	145	152	297	(51)	1982	06/30/09	15 to 20 years
Hornell, NY	(a)	306	344	—	—	306	344	650	(202)	1978	12/29/06	10 to 15 years
Jamestown, NY	(a)	508	573	—	—	508	573	1,081	(159)	1988	11/10/05	15 to 20 years
Niagara Falls, NY	(a)	1,359	551	—	—	1,359	551	1,910	(129)	1979	11/10/05	15 to 30 years
Olean, NY	(a)	355	663	—	—	355	663	1,018	(141)	1977	02/06/07	15 to 30 years
Springville, NY	(a)	678	586	—	—	678	586	1,264	(123)	1988	11/10/05	15 to 30 years
Utica, NY	(a)	525	710	(271)	(354)	254	356	610	(165)	1993	09/24/04	15 to 40 years
Akron, OH	(a)	310	394	—	—	310	394	704	(109)	1982	05/25/05	15 to 20 years
Akron, OH	(a)	218	273	—	—	218	273	491	(77)	1976	05/25/05	15 to 20 years
Akron, OH	(a)	247	198	—	—	247	198	445	(64)	1971	05/25/05	15 to 20 years
Ashtabula, OH	(a)	865	244	—	—	865	244	1,109	(75)	1975	02/06/07	15 to 30 years
Austintown, OH	(a)	1,106	450	—	—	1,106	450	1,556	(108)	1991	02/06/07	15 to 30 years
Bellefontaine, OH	(a)	376	778	—	—	376	778	1,154	(203)	1989	12/29/06	15 to 20 years
Brooklyn, OH	(c)	1,226	672	—	—	1,226	672	1,898	(147)	2001	02/06/07	15 to 30 years
Canfield, OH	(a)	449	644	—	—	449	644	1,093	(136)	1973	02/06/07	15 to 30 years
Canton, OH	(a)	215	483	—	—	215	483	698	(118)	1974	05/25/05	15 to 20 years
Canton, OH	(a)	1,325	781	—	—	1,325	781	2,106	(160)	1989	02/06/07	15 to 30 years
Columbus, OH	(a)	268	354	—	—	268	354	622	(102)	1975	05/25/05	15 to 20 years
Columbus, OH	(a)	294	262	—	—	294	262	556	(83)	1976	05/25/05	15 to 20 years
Columbus, OH	(a)	698	436	(299)	(174)	399	262	661	(111)	1996	06/25/04	15 to 40 years
Dayton, OH	(c)	1,026	907	—	—	1,026	907	1,933	(191)	2002	12/31/07	15 to 40 years
Dayton, OH	(a)	526	598	—	—	526	598	1,124	(169)	1982	12/08/09	15 to 20 years
Fairborn, OH	(a)	923	468	—	—	923	468	1,391	(126)	1998	06/25/04	15 to 40 years
Hilliard, OH	(a)	1,149	1,291	—	—	1,149	1,291	2,440	(283)	1997	09/24/04	15 to 40 years
Lewis Center, OH	(a)	626	560	—	—	626	560	1,186	(128)	1998	06/25/04	15 to 40 years
Mansfield, OH	(a)	225	327	—	—	225	327	552	(86)	1972	05/25/05	15 to 20 years
Maumee, OH	(a)	1,402	1,817	(651)	(817)	751	1,000	1,751	(367)	1997	09/24/04	15 to 40 years
Mentor, OH	(c)	873	790	—	—	873	790	1,663	(171)	2003	12/31/07	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Miamisburg, OH	(a)	664	657	(347)	(331)	317	326	643	(104)	2005	12/29/06	15 to 40 years
Middleburg Heights, OH	(a)	1,456	793	—	—	1,456	793	2,249	(163)	1987	02/06/07	15 to 30 years
North Canton, OH	(a)	484	497	—	—	484	497	981	(144)	1989	12/29/06	15 to 20 years
Parma Heights, OH	(a)	598	546	—	(11)	598	535	1,133	(88)	2004	08/27/09	15 to 40 years
Sandusky, OH	(a)	922	419	(203)	(102)	719	317	1,036	(52)	1987	08/27/09	15 to 30 years
Seven Hills, OH	(a)	496	498	—	(10)	496	488	984	(87)	1977	08/27/09	15 to 30 years
Tipp City, OH	(a)	789	332	—	—	789	332	1,121	(118)	1991	12/29/06	15 to 20 years
Warren, OH	(a)	973	640	—	—	973	640	1,613	(137)	1999	02/06/07	15 to 30 years
West Carrollton, OH	(a)	699	515	(535)	(351)	164	164	328	(94)	1983	12/29/06	15 to 30 years
Youngstown, OH	(a)	1,560	557	—	—	1,560	557	2,117	(126)	1985	02/06/07	15 to 30 years
Ada, OK	(a)	376	280	(118)	(71)	258	209	467	(148)	1980	09/23/05	10 to 15 years
Ardmore, OK	(a)	1,332	1,466	—	—	1,332	1,466	2,798	(352)	1986	02/26/07	15 to 30 years
Chickasha, OK	(a)	511	811	—	—	511	811	1,322	(229)	1982	09/23/05	15 to 20 years
Madill, OK	(a)	352	648	—	—	352	648	1,000	(344)	1972	06/25/04	10 to 40 years
Muskogee, OK	(a)	968	1,259	—	—	968	1,259	2,227	(332)	1984	02/26/07	15 to 30 years
Norman, OK	(a)	1,466	2,294	—	—	1,466	2,294	3,760	(493)	1992	07/02/07	15 to 30 years
Shawnee, OK	(a)	468	969	—	—	468	969	1,437	(204)	1993	07/29/05	15 to 30 years
Tulsa, OK	(a)	1,540	1,997	—	—	1,540	1,997	3,537	(340)	2002	07/02/07	15 to 40 years
Tulsa, OK	(a)	983	1,232	—	—	983	1,232	2,215	(307)	1976	02/26/07	15 to 30 years
Yukon, OK	(a)	555	373	—	—	555	373	928	(111)	2003	07/01/05	15 to 30 years
Bradford, PA	(a)	368	255	—	—	368	255	623	(71)	1977	02/06/07	15 to 30 years
Carlisle, PA	(a)	652	1,308	(300)	(587)	352	721	1,073	(289)	1990	09/24/04	12 to 40 years
Clarion, PA	(a)	426	653	—	—	426	653	1,079	(143)	1976	02/06/07	15 to 30 years
Corry, PA	(a)	411	279	—	—	411	279	690	(86)	1977	02/06/07	15 to 30 years
Edinboro, PA	(a)	384	350	—	—	384	350	734	(95)	1973	02/06/07	15 to 30 years
Ephrata, PA	(a)	685	231	—	—	685	231	916	(89)	1978	01/30/06	15 to 20 years
Erie, PA	(a)	575	740	—	—	575	740	1,315	(148)	1974	02/06/07	15 to 30 years
Erie, PA	(a)	463	565	—	—	463	565	1,028	(122)	1973	02/06/07	15 to 30 years
Erie, PA	(a)	855	147	—	—	855	147	1,002	(65)	1973	02/06/07	15 to 30 years
Grove City, PA	(a)	531	495	—	—	531	495	1,026	(115)	1976	02/06/07	15 to 30 years
Harrisburg, PA	(a)	423	307	—	—	423	307	730	(80)	1973	01/30/06	15 to 20 years
Harrisburg, PA	(a)	762	241	—	93	762	334	1,096	(93)	1977	01/30/06	15 to 20 years
Harrisburg, PA	(a)	611	239	—	—	611	239	850	(120)	1978	01/30/06	15 to 20 years
Hermitage, PA	(c)	604	717	—	—	604	717	1,321	(157)	1978	02/06/07	15 to 30 years
Indiana, PA	(a)	331	323	—	—	331	323	654	(84)	1982	02/06/07	15 to 30 years
Lancaster, PA	(a)	308	161	—	—	308	161	469	(54)	1977	07/25/06	15 to 30 years
Lebanon, PA	(a)	616	316	—	93	616	409	1,025	(98)	1980	01/30/06	15 to 20 years
Mars, PA	(a)	946	2,221	—	—	946	2,221	3,167	(426)	1990	06/25/04	15 to 40 years
Meadville, PA	(a)	981	1,056	—	—	981	1,056	2,037	(204)	1983	02/06/07	15 to 30 years
Mechanicsburg, PA	(a)	801	481	—	—	801	481	1,282	(154)	1995	01/30/06	15 to 20 years
Mechanicsburg, PA	(a)	874	1,033	—	—	874	1,033	1,907	(169)	2002	01/17/07	15 to 40 years
New Cumberland, PA	(a)	634	278	—	176	634	454	1,088	(93)	1990	01/30/06	15 to 20 years
Pittsburgh, PA	(c)	1,481	676	—	—	1,481	676	2,157	(158)	2006	12/31/07	15 to 40 years
Pittsburgh, PA	(a)	1,289	1,871	—	—	1,289	1,871	3,160	(352)	1992	06/25/04	15 to 40 years
Titusville, PA	(a)	247	438	—	—	247	438	685	(96)	1976	02/06/07	15 to 30 years
Warren, PA	(a)	383	427	—	—	383	427	810	(110)	1970	02/06/07	15 to 30 years
Warwick, RI	(c)	1,593	1,314	—	—	1,593	1,314	2,907	(241)	1990	12/31/07	15 to 40 years
Moncks Corner, SC	(a)	573	466	—	—	573	466	1,039	(156)	1998	09/24/04	15 to 40 years
Rock Hill, SC	(a)	373	722	—	—	373	722	1,095	(194)	1978	12/29/05	15 to 20 years
Rapid City, SD	(a)	878	1,657	—	—	878	1,657	2,535	(386)	1902	12/29/06	15 to 20 years
Alcoa, TN	(a)	483	318	—	—	483	318	801	(77)	1978	11/02/07	15 to 30 years
Alcoa, TN	(a)	228	219	—	—	228	219	447	(51)	1982	11/02/07	15 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Athens, TN	(a)	197	341	—	138	197	479	676	(77)	1977	11/02/07	15 to 30 years
Athens, TN	(a)	388	748	—	—	388	748	1,136	(165)	1994	06/25/04	15 to 40 years
Bristol, TN	(a)	484	134	—	—	484	134	618	(105)	1991	07/01/05	15 to 20 years
Chattanooga, TN	(a)	352	246	—	—	352	246	598	(81)	1984	11/02/07	15 to 30 years
Chattanooga, TN	(a)	482	682	—	—	482	682	1,164	(153)	1997	06/25/04	15 to 40 years
Chattanooga, TN	(a)	600	389	—	—	600	389	989	(83)	1995	09/29/06	15 to 30 years
Cleveland, TN	(a)	501	459	—	—	501	459	960	(87)	2004	12/29/06	15 to 40 years
Clinton, TN	(a)	417	293	—	—	417	293	710	(78)	1994	11/02/07	15 to 30 years
Crossville, TN	(a)	220	288	—	96	220	384	604	(70)	1978	11/02/07	15 to 30 years
Crossville, TN	(a)	353	382	—	—	353	382	735	(55)	1977	09/01/05	15 to 40 years
Dayton, TN	(a)	308	291	—	—	308	291	599	(70)	1979	11/02/07	15 to 30 years
Elizabethton, TN	(a)	655	129	—	—	655	129	784	(106)	1993	07/01/05	15 to 20 years
Greenville, TN	(a)	289	311	—	—	289	311	600	(150)	1972	09/01/05	10 to 15 years
Harriman, TN	(a)	314	143	—	176	314	319	633	(48)	1979	11/02/07	15 to 30 years
Harriman, TN	(a)	387	502	—	—	387	502	889	(123)	1976	09/01/05	15 to 20 years
Kimball, TN	(a)	367	283	—	—	367	283	650	(71)	1987	11/02/07	15 to 30 years
Kingsport, TN	(a)	592	200	—	—	592	200	792	(152)	1992	07/01/05	15 to 20 years
Knoxville, TN	(a)	172	700	—	—	172	700	872	(114)	1991	11/02/07	15 to 30 years
Knoxville, TN	(a)	296	343	—	96	296	439	735	(73)	1978	11/02/07	15 to 30 years
Knoxville, TN	(a)	561	305	—	—	561	305	866	(79)	1975	09/01/05	15 to 20 years
Knoxville, TN	(a)	332	185	—	—	332	185	517	(56)	1977	09/01/05	15 to 20 years
Knoxville, TN	(a)	547	230	—	—	547	230	777	(168)	1987	07/01/05	10 to 15 years
Knoxville, TN	(a)	635	227	—	—	635	227	862	(134)	1995	07/01/05	15 to 20 years
Maryville, TN	(a)	810	306	—	—	810	306	1,116	(126)	1993	07/01/05	15 to 20 years
Maryville, TN	(a)	490	225	(281)	(122)	209	103	312	(125)	1977	07/01/05	15 to 20 years
Morristown, TN	(a)	588	781	—	—	588	781	1,369	(142)	1987	09/01/05	15 to 30 years
Morristown, TN	(a)	436	290	—	—	436	290	726	(84)	1976	09/01/05	15 to 20 years
Oak Ridge, TN	(a)	669	548	—	—	669	548	1,217	(97)	1976	09/01/05	15 to 30 years
Oak Ridge, TN	(a)	419	634	—	—	419	634	1,053	(135)	1995	06/25/04	15 to 40 years
Powell, TN	(a)	252	377	—	152	252	529	781	(83)	1982	11/02/07	15 to 30 years
Red Bank, TN	(a)	610	557	—	—	610	557	1,167	(164)	1997	06/25/04	15 to 40 years
Soddy Daisy, TN	(a)	316	405	—	—	316	405	721	(88)	1989	11/02/07	15 to 30 years
Sweetwater, TN	(a)	231	307	—	—	231	307	538	(70)	1979	11/02/07	15 to 30 years
Sweetwater, TN	(a)	602	550	—	—	602	550	1,152	(115)	1999	12/29/06	15 to 40 years
Winchester, TN	(a)	400	291	—	—	400	291	691	(86)	1993	12/29/06	15 to 20 years
Addison, TX	(a)	1,615	2,476	—	—	1,615	2,476	4,091	(462)	1998	07/01/05	15 to 30 years
Alvin, TX	(a)	256	585	—	—	256	585	841	(277)	1997	12/30/04	10 to 40 years
Arlington, TX	(a)	1,301	1,032	—	—	1,301	1,032	2,333	(344)	1978	02/26/07	15 to 20 years
Arlington, TX	(a)	2,064	2,043	—	—	2,064	2,043	4,107	(377)	1995	07/01/05	15 to 30 years
Beaumont, TX	(a)	1,435	1,541	—	—	1,435	1,541	2,976	(321)	1997	06/29/07	15 to 40 years
Bryan, TX	(a)	739	700	—	—	739	700	1,439	(206)	1988	12/30/04	15 to 40 years
Cedar Hill, TX	(a)	620	501	—	—	620	501	1,121	(129)	2005	12/29/06	15 to 30 years
Copperas Cove, TX	(a)	479	591	—	—	479	591	1,070	(193)	1996	12/30/04	15 to 40 years
Dallas, TX	(a)	1,366	1,699	—	—	1,366	1,699	3,065	(301)	1997	07/01/05	15 to 30 years
Dallas, TX	(a)	1,053	412	—	—	1,053	412	1,465	(120)	1976	07/01/05	15 to 20 years
Eagle Pass, TX	(a)	976	2,385	—	—	976	2,385	3,361	(350)	2001	04/01/05	15 to 40 years
Edinburg, TX	(a)	1,091	2,217	—	—	1,091	2,217	3,308	(331)	2000	04/01/05	15 to 40 years
El Paso, TX	(a)	609	1,810	—	—	609	1,810	2,419	(266)	1999	04/29/05	15 to 40 years
Greenville, TX	(a)	223	304	—	—	223	304	527	(80)	1985	12/29/05	15 to 20 years
Houston, TX	(a)	1,098	439	—	—	1,098	439	1,537	(162)	1995	06/25/04	15 to 40 years
Houston, TX	(a)	1,086	413	—	—	1,086	413	1,499	(136)	1994	06/25/04	15 to 40 years
Houston, TX	(a)	1,156	352	—	—	1,156	352	1,508	(134)	1995	06/25/04	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Houston, TX	(a)	1,286	263	—	—	1,286	263	1,549	(84)	1996	06/25/04	15 to 40 years
Houston, TX	(a)	2,844	1,620	—	—	2,844	1,620	4,464	(355)	1994	06/29/07	15 to 30 years
Houston, TX	(a)	2,348	1,348	—	—	2,348	1,348	3,696	(323)	1997	06/29/07	15 to 30 years
Houston, TX	(a)	585	561	—	—	585	561	1,146	(276)	1979	12/30/04	10 to 40 years
Houston, TX	(a)	592	302	—	—	592	302	894	(83)	1979	09/28/06	15 to 20 years
Kingwood, TX	(a)	936	387	—	—	936	387	1,323	(141)	1994	06/25/04	15 to 40 years
Lubbock, TX	(a)	687	856	—	—	687	856	1,543	(183)	2003	07/07/05	15 to 30 years
Lubbock, TX	(a)	534	592	—	—	534	592	1,126	(134)	1997	12/30/04	15 to 40 years
Lufkin, TX	(a)	927	790	—	—	927	790	1,717	(323)	1970	02/26/07	15 to 20 years
Mansfield, TX	(a)	472	760	—	—	472	760	1,232	(182)	1991	12/29/06	15 to 30 years
McAllen, TX	(a)	1,819	1,188	—	—	1,819	1,188	3,007	(314)	1997	06/29/07	15 to 30 years
Pasadena, TX	(a)	847	832	—	—	847	832	1,679	(409)	1973	12/30/04	10 to 40 years
Pasadena, TX	(a)	810	739	—	—	810	739	1,549	(370)	1977	12/30/04	10 to 40 years
Plano, TX	(a)	2,418	1,529	—	—	2,418	1,529	3,947	(285)	1998	06/29/07	15 to 40 years
Rio Grande City, TX	(a)	634	1,364	—	—	634	1,364	1,998	(222)	1999	04/01/05	15 to 40 years
San Antonio, TX	(a)	349	429	—	—	349	429	778	(122)	1983	09/25/06	15 to 20 years
San Antonio, TX	(a)	517	373	—	—	517	373	890	(94)	2002	09/25/06	15 to 30 years
San Antonio, TX	(a)	428	339	—	—	428	339	767	(87)	2001	09/25/06	15 to 30 years
San Antonio, TX	(a)	539	300	—	—	539	300	839	(94)	2001	09/25/06	15 to 30 years
Sherman, TX	(a)	1,013	1,286	—	—	1,013	1,286	2,299	(363)	1994	02/26/07	15 to 30 years
Weslaco, TX	(a)	900	2,306	—	—	900	2,306	3,206	(341)	2001	04/01/05	15 to 40 years
Wichita Falls, TX	(a)	851	1,077	—	—	851	1,077	1,928	(412)	1976	02/26/07	15 to 20 years
Sandy, UT	(a)	997	543	—	—	997	543	1,540	(129)	1997	06/25/04	15 to 40 years
Tooele, UT	(a)	552	624	—	—	552	624	1,176	(202)	1988	09/24/04	15 to 40 years
Alexandria, VA	(a)	1,024	202	—	—	1,024	202	1,226	(68)	1979	12/19/06	15 to 20 years
Chesapeake, VA	(c)	1,046	334	—	75	1,046	409	1,455	(149)	1995	06/25/04	15 to 40 years
Christiansburg, VA	(a)	666	168	—	—	666	168	834	(131)	1994	07/01/05	15 to 20 years
Culpeper, VA	(a)	367	169	—	—	367	169	536	(54)	1977	12/19/06	15 to 20 years
Midlothian, VA	(a)	823	1,151	—	—	823	1,151	1,974	(188)	1994	11/28/06	15 to 40 years
Newport News, VA	(c)	1,184	311	—	—	1,184	311	1,495	(135)	1995	06/25/04	15 to 40 years
Pulaski, VA	(a)	444	236	—	—	444	236	680	(138)	1994	07/01/05	15 to 20 years
Radford, VA	(a)	499	248	—	—	499	248	747	(163)	1995	07/01/05	15 to 20 years
Reston, VA	(a)	1,033	193	—	—	1,033	193	1,226	(65)	1977	11/27/06	15 to 20 years
Richmond, VA	(a)	799	1,779	—	—	799	1,779	2,578	(284)	1994	11/28/06	15 to 40 years
Richmond, VA	(a)	1,253	1,410	—	—	1,253	1,410	2,663	(240)	1977	11/28/06	15 to 40 years
Roanoke, VA	(a)	493	929	—	—	493	929	1,422	(180)	1976	01/17/07	15 to 30 years
Warrenton, VA	(a)	378	254	—	—	378	254	632	(80)	1985	12/19/06	15 to 20 years
Wytheville, VA	(a)	446	172	—	—	446	172	618	(99)	1995	07/01/05	15 to 20 years
Colchester, VT	(a)	995	970	—	—	995	970	1,965	(236)	1996	09/24/04	12 to 40 years
Appleton, WI	(a)	727	1,329	—	9	727	1,338	2,065	(295)	1993	12/29/06	7 to 30 years
Milwaukee, WI	(a)	867	1,867	(525)	(1,045)	342	822	1,164	(364)	2001	12/29/06	12 to 30 years
Oshkosh, WI	(a)	725	829	—	—	725	829	1,554	(258)	1984	12/29/05	15 to 20 years
Superior, WI	(a)	311	463	—	—	311	463	774	(117)	1976	05/24/05	15 to 20 years
Watertown, WI	(a)	267	338	—	—	267	338	605	(78)	1986	06/30/09	15 to 20 years
Martinsburg, WV	(a)	887	992	—	—	887	992	1,879	(207)	1999	12/29/05	15 to 30 years
Parkersburg, WV	(a)	416	658	—	75	416	733	1,149	(174)	1986	03/07/07	15 to 20 years
Casper, WY	(a)	54	762	—	—	54	762	816	(129)	1969	12/29/06	15 to 30 years
Cheyenne, WY	(a)	277	2,041	—	—	277	2,041	2,318	(476)	1928	12/29/06	15 to 20 years
Lander, WY	(a)	57	1,010	—	—	57	1,010	1,067	(239)	1883	12/29/06	15 to 20 years
Rawlins, WY	(a)	25	406	—	—	25	406	431	(102)	1958	12/29/06	15 to 20 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Building material suppliers
Northport, AL	(b)	2,041	1,946	—	—	2,041	1,946	3,987	(528)	2006	04/27/07	15 to 40 years
Chandler, AZ	(b)	8,199	4,724	—	—	8,199	4,724	12,923	(808)	2005	04/27/07	15 to 40 years
Yuma, AZ	(b)	1,623	2,721	—	—	1,623	2,721	4,344	(460)	2006	04/27/07	15 to 40 years
Aurora, CO	(a)	2,562	2,740	—	—	2,562	2,740	5,302	(502)	1999	12/27/06	15 to 40 years
Clarkseville, DE	(b)	2,121	2,877	—	—	2,121	2,877	4,998	(609)	1970	10/14/10	15 to 40 years
Selbyville, DE	(b)	919	1,434	—	—	919	1,434	2,353	(310)	1970	10/14/10	15 to 20 years
Bradenton, FL	(b)	2,160	3,030	—	—	2,160	3,030	5,190	(705)	2006	04/27/07	15 to 40 years
Elkton, FL	(b)	1,332	2,594	—	—	1,332	2,594	3,926	(377)	2005	04/27/07	15 to 40 years
Plant City, FL	(b)	2,192	3,280	—	—	2,192	3,280	5,472	(706)	2004	10/14/10	15 to 30 years
Fortson, GA	(b)	1,120	1,006	—	—	1,120	1,006	2,126	(256)	2002	10/14/10	15 to 40 years
Danville, IN	(b)	831	923	—	—	831	923	1,754	(139)	1993	11/10/08	15 to 40 years
Indianapolis, IN	(b)	849	582	—	—	849	582	1,431	(136)	1970	11/10/08	15 to 20 years
Seymour, IN	(b)	506	494	—	—	506	494	1,000	(131)	1995	10/14/10	15 to 30 years
Ashland, KY	(b)	1,009	1,032	—	—	1,009	1,032	2,041	(254)	1991	10/14/10	15 to 30 years
Bardstown, KY	(b)	766	837	—	—	766	837	1,603	(169)	2000	11/10/08	15 to 40 years
Danville, KY	(b)	502	703	—	—	502	703	1,205	(142)	1995	11/10/08	15 to 40 years
Georgetown, KY	(b)	769	885	—	—	769	885	1,654	(190)	1998	06/11/08	15 to 40 years
Lexington, KY	(b)	871	1,105	—	—	871	1,105	1,976	(250)	1970	10/14/10	15 to 30 years
London, KY	(b)	698	701	—	—	698	701	1,399	(165)	1979	11/10/08	15 to 20 years
Louisville, KY	(b)	800	1,274	—	—	800	1,274	2,074	(282)	1963	10/14/10	15 to 20 years
Louisville, KY	(b)	737	758	—	—	737	758	1,495	(172)	1963	11/10/08	15 to 30 years
Richmond, KY	(b)	732	720	—	—	732	720	1,452	(156)	1976	11/10/08	15 to 30 years
Russellville, KY	(b)	293	541	—	—	293	541	834	(113)	1995	11/10/08	15 to 30 years
Somerset, KY	(b)	731	802	—	—	731	802	1,533	(148)	1998	11/10/08	15 to 40 years
Versailles, KY	(b)	825	1,059	—	—	825	1,059	1,884	(239)	1978	10/14/10	15 to 30 years
Winchester, KY	(b)	720	646	—	—	720	646	1,366	(147)	1983	11/10/08	15 to 30 years
Baton Rouge, LA	(b)	1,568	5,806	—	—	1,568	5,806	7,374	(876)	2003	10/14/10	15 to 40 years
West Springfield, MA	(b)	1,443	1,467	—	—	1,443	1,467	2,910	(431)	1983	10/14/10	10 to 15 years
Mechanicsville, MD	(b)	772	2,110	—	—	772	2,110	2,882	(346)	1996	10/14/10	15 to 40 years
Oakland, MD	(b)	804	809	—	—	804	809	1,613	(193)	1993	11/10/08	15 to 40 years
Springfield, MO	(b)	943	2,714	—	—	943	2,714	3,657	(591)	1976	11/10/08	15 to 20 years
Richland, MS	(b)	1,351	2,279	—	—	1,351	2,279	3,630	(385)	2005	04/27/07	15 to 40 years
Southhaven, MS	(b)	1,251	2,034	—	—	1,251	2,034	3,285	(457)	2005	04/27/07	15 to 40 years
Waveland, MS	(b)	675	1,229	—	—	675	1,229	1,904	(187)	2000	11/10/08	15 to 40 years
Fayetteville, NC	(b)	785	2,243	—	—	785	2,243	3,028	(467)	2006	04/27/07	15 to 40 years
Huntersville, NC	(b)	1,418	2,644	—	—	1,418	2,644	4,062	(508)	2006	04/27/07	15 to 40 years
Raleigh, NC	(b)	1,066	2,497	—	—	1,066	2,497	3,563	(453)	1975	10/14/10	15 to 30 years
Winston Salem, NC	(b)	1,548	1,653	—	—	1,548	1,653	3,201	(475)	2005	04/27/07	15 to 40 years
Lincoln, NE	(b)	1,822	2,158	—	—	1,822	2,158	3,980	(406)	1985	11/10/08	15 to 30 years
Alamogordo, NM	(b)	645	861	—	—	645	861	1,506	(126)	1980	11/10/08	15 to 40 years
Auburn, NY	(b)	397	786	—	—	397	786	1,183	(149)	1962	11/10/08	15 to 30 years
Depew, NY	(b)	398	1,108	—	—	398	1,108	1,506	(234)	1960	11/10/08	15 to 20 years
East Syracuse, NY	(b)	975	746	—	—	975	746	1,721	(143)	1970	11/10/08	15 to 30 years
Guilderland, NY	(b)	510	512	—	—	510	512	1,022	(119)	1965	11/10/08	15 to 20 years
Niagra Falls, NY	(b)	289	807	—	—	289	807	1,096	(151)	1981	10/14/10	15 to 20 years
Orchard Park, NY	(b)	304	1,488	—	—	304	1,488	1,792	(253)	1966	10/14/10	15 to 20 years
Owego, NY	(b)	152	823	—	—	152	823	975	(125)	1992	10/14/10	15 to 30 years
Patchogue, NY	(b)	1,869	797	—	—	1,869	797	2,666	(323)	1985	10/14/10	15 to 20 years
Riverhead, NY	(b)	1,146	1,402	—	—	1,146	1,402	2,548	(243)	1984	06/02/08	15 to 30 years
Tonawanda, NY	(b)	168	1,104	—	—	168	1,104	1,272	(181)	1968	10/14/10	15 to 20 years
Bridgeport, OH	(b)	360	544	—	—	360	544	904	(130)	1984	11/10/08	18 to 20 years

,Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Cambridge, OH	(b)	542	781	—	—	542	781	1,323	(155)	1978	11/10/08	15 to 30 years
Columbus, OH	(b)	786	397	—	—	786	397	1,183	(116)	1970	11/10/08	15 to 20 years
Dayton, OH	(b)	266	605	—	—	266	605	871	(126)	1970	11/10/08	15 to 20 years
Empire, OH	(b)	595	394	—	—	595	394	989	(110)	1971	11/10/08	15 to 20 years
Pataskala, OH	(b)	796	656	—	—	796	656	1,452	(160)	1998	11/10/08	15 to 20 years
Edmond, OK	(b)	900	2,717	—	—	900	2,717	3,617	(408)	2005	04/27/07	15 to 40 years
Altoona, PA	(b)	342	545	—	—	342	545	887	(101)	1993	11/10/08	15 to 30 years
Douglassville, PA	(b)	440	447	—	—	440	447	887	(129)	1979	11/10/08	15 to 20 years
Greensburg, PA	(b)	391	793	—	—	391	793	1,184	(157)	1977	11/30/09	15 to 40 years
Grove City, PA	(b)	243	863	—	—	243	863	1,106	(143)	1991	10/14/10	15 to 30 years
Highspire, PA	(b)	801	2,211	—	—	801	2,211	3,012	(400)	2005	04/27/07	15 to 40 years
Loretto, PA	(b)	283	1,144	—	—	283	1,144	1,427	(204)	1965	10/14/10	15 to 20 years
Milesburg, PA	(b)	323	537	—	—	323	537	860	(122)	1973	11/10/08	15 to 20 years
Mt Pleasant, PA	(b)	399	623	—	—	399	623	1,022	(124)	1997	11/10/08	15 to 30 years
Murrysville, PA	(b)	963	1,199	—	—	963	1,199	2,162	(280)	1968	10/14/10	15 to 20 years
New Castle, PA	(b)	494	855	—	—	494	855	1,349	(168)	1995	10/14/10	15 to 30 years
Somerset, PA	(b)	257	604	—	—	257	604	861	(109)	1979	11/10/08	15 to 30 years
Waynesboro, PA	(b)	248	801	—	—	248	801	1,049	(129)	1996	11/10/08	15 to 30 years
Lexington, SC	(b)	1,250	2,153	—	—	1,250	2,153	3,403	(372)	2006	04/27/07	15 to 40 years
N. Charleston, SC	(b)	1,455	2,389	—	—	1,455	2,389	3,844	(397)	2005	04/27/07	15 to 40 years
Chattanooga, TN	(b)	1,161	2,053	—	—	1,161	2,053	3,214	(498)	2006	04/27/07	15 to 40 years
Clarksville, TN	(b)	1,145	1,972	—	—	1,145	1,972	3,117	(399)	2005	04/27/07	15 to 40 years
Dayton, TN	(b)	437	816	—	—	437	816	1,253	(118)	1999	06/11/08	15 to 40 years
Hendersonville, TN	(b)	1,555	2,341	—	—	1,555	2,341	3,896	(466)	2006	04/27/07	15 to 40 years
Knoxville, TN	(b)	1,199	737	—	—	1,199	737	1,936	(194)	1972	11/10/08	15 to 30 years
Madisonville, TN	(b)	418	815	—	—	418	815	1,233	(117)	1999	06/11/08	15 to 40 years
Murfreesboro, TN	(b)	612	1,244	—	—	612	1,244	1,856	(246)	1968	11/30/09	15 to 40 years
Piperton, TN	(b)	1,338	1,916	—	—	1,338	1,916	3,254	(359)	2006	04/27/07	15 to 40 years
Denton, TX	(b)	2,308	1,888	—	—	2,308	1,888	4,196	(359)	2005	04/27/07	15 to 40 years
Georgetown, TX	(b)	1,587	3,114	—	—	1,587	3,114	4,701	(497)	2006	04/27/07	15 to 40 years
Lubbock, TX	(b)	288	1,110	—	—	288	1,110	1,398	(183)	1976	11/10/08	15 to 30 years
San Antonio, TX	(b)	1,403	2,195	—	—	1,403	2,195	3,598	(450)	2004	04/27/07	15 to 40 years
Spanish Fork, UT	(b)	1,324	3,441	—	—	1,324	3,441	4,765	(533)	2006	04/27/07	15 to 40 years
Abingdon, VA	(b)	401	814	—	—	401	814	1,215	(153)	1979	10/14/10	15 to 30 years
Charlottesville, VA	(b)	414	663	—	—	414	663	1,077	(104)	1981	06/02/08	15 to 30 years
Keller, VA	(b)	244	959	—	—	244	959	1,203	(145)	1995	10/14/10	15 to 40 years
Manassas, VA	(b)	3,591	2,021	—	—	3,591	2,021	5,612	(288)	2005	04/27/07	15 to 40 years
Pearisburg, VA	(b)	195	688	—	—	195	688	883	(112)	1985	10/14/10	15 to 30 years
Richmond, VA	(b)	722	455	—	—	722	455	1,177	(103)	1972	06/02/08	15 to 20 years
Stephenson, VA	(b)	1,606	2,207	—	—	1,606	2,207	3,813	(510)	2006	04/27/07	15 to 40 years
Troutville, VA	(b)	542	802	—	—	542	802	1,344	(116)	1979	11/10/08	15 to 40 years
Beaver, WV	(b)	169	375	—	—	169	375	544	(76)	1991	11/10/08	15 to 20 years
Buckhannon, WV	(b)	343	733	—	—	343	733	1,076	(117)	1982	11/10/08	15 to 30 years
Chattaroy, WV	(b)	107	227	—	—	107	227	334	(76)	1982	11/10/08	10 to 18 years
Huntington, WV	(b)	907	1,275	—	—	907	1,275	2,182	(273)	1985	10/14/10	15 to 30 years
Milton, WV	(b)	68	169	—	—	68	169	237	(56)	1977	11/10/08	10 to 18 years
Moorefield, WV	(b)	572	310	—	—	572	310	882	(58)	1996	11/10/08	15 to 40 years
Morgantown, WV	(b)	930	307	—	—	930	307	1,237	(78)	1994	11/10/08	15 to 30 years
Moundsville, WV	(b)	712	310	—	—	712	310	1,022	(67)	1969	11/10/08	15 to 30 years
North Bluefield, WV	(b)	217	492	—	—	217	492	709	(75)	1983	11/10/08	15 to 40 years
Ranson, WV	(b)	1,020	1,955	—	—	1,020	1,955	2,975	(391)	2005	04/27/07	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Automotive dealers, parts and service properties
Alabaster, AL	(a)	631	1,010	—	—	631	1,010	1,641	(112)	1995	12/22/06	40 to 40 years
Auburn, AL	(c)	676	647	—	—	676	647	1,323	(136)	1995	09/07/07	15 to 30 years
Auburn, AL	(a)	276	1,260	108	—	384	1,260	1,644	(192)	1987	12/22/06	15 to 30 years
Bessemer, AL	(a)	358	1,197	—	—	358	1,197	1,555	(132)	1988	12/22/06	40 to 40 years
Birmingham, AL	(a)	607	1,379	—	—	607	1,379	1,986	(152)	1988	12/22/06	40 to 40 years
Birmingham, AL	(a)	417	1,237	—	—	417	1,237	1,654	(137)	1970	12/22/06	40 to 40 years
Birmingham, AL	(a)	334	1,119	—	—	334	1,119	1,453	(124)	1989	12/22/06	40 to 40 years
Birmingham, AL	(a)	372	1,073	—	—	372	1,073	1,445	(158)	1965	12/22/06	30 to 30 years
Birmingham, AL	(a)	343	901	—	—	343	901	1,244	(99)	1989	12/22/06	40 to 40 years
Birmingham, AL	(a)	339	858	—	—	339	858	1,197	(95)	1990	12/22/06	40 to 40 years
Birmingham, AL	(a)	300	839	—	—	300	839	1,139	(74)	1998	12/22/06	50 to 50 years
Decatur, AL	(a)	187	1,174	—	98	187	1,272	1,459	(104)	2000	12/22/06	50 to 50 years
Decatur, AL	(a)	84	803	—	—	84	803	887	(71)	2001	12/22/06	50 to 50 years
Dothan, AL	(c)	162	659	—	—	162	659	821	(113)	1996	09/07/07	15 to 30 years
Florence, AL	(a)	130	1,128	—	—	130	1,128	1,258	(100)	1999	12/22/06	50 to 50 years
Gardendale, AL	(a)	586	1,274	—	—	586	1,274	1,860	(141)	1989	12/22/06	40 to 40 years
Huntsville, AL	(a)	778	1,686	—	—	778	1,686	2,464	(328)	1997	07/01/05	19 to 30 years
Huntsville, AL	(a)	195	1,649	—	—	195	1,649	1,844	(182)	1993	12/22/06	40 to 40 years
Huntsville, AL	(a)	374	1,295	—	109	374	1,404	1,778	(144)	1997	12/22/06	40 to 40 years
Huntsville, AL	(a)	184	1,037	—	—	184	1,037	1,221	(92)	2001	12/22/06	50 to 50 years
Huntsville, AL	(a)	252	917	—	—	252	917	1,169	(135)	1965	12/22/06	30 to 30 years
Huntsville, AL	(a)	295	893	—	—	295	893	1,188	(99)	1994	12/22/06	40 to 40 years
Madison, AL	(a)	359	1,505	—	—	359	1,505	1,864	(166)	1995	12/22/06	40 to 40 years
Madison, AL	(a)	211	1,401	—	—	211	1,401	1,612	(155)	1997	12/22/06	40 to 40 years
Mobile, AL	(c)	217	640	—	—	217	640	857	(111)	1992	09/07/07	15 to 30 years
Mobile, AL	(c)	167	601	—	—	167	601	768	(106)	1990	09/07/07	15 to 30 years
Mobile, AL	(c)	157	508	—	—	157	508	665	(89)	1982	09/07/07	15 to 30 years
Mobile, AL	(c)	89	501	—	—	89	501	590	(81)	1982	11/30/07	15 to 30 years
Mobile, AL	(c)	155	500	—	—	155	500	655	(88)	1984	09/07/07	15 to 30 years
Montgomery, AL	(c)	422	857	—	—	422	857	1,279	(152)	1992	09/07/07	15 to 30 years
Montgomery, AL	(c)	303	636	—	—	303	636	939	(115)	1996	09/07/07	15 to 30 years
Montgomery, AL	(c)	241	628	—	—	241	628	869	(110)	1997	09/07/07	15 to 30 years
Montgomery, AL	(c)	398	626	—	—	398	626	1,024	(120)	1997	09/07/07	15 to 30 years
Montgomery, AL	(c)	275	528	—	—	275	528	803	(103)	1988	09/07/07	15 to 30 years
Opelika, AL	(c)	503	628	—	—	503	628	1,131	(127)	1995	09/07/07	15 to 30 years
Oxford, AL	(a)	120	1,224	—	—	120	1,224	1,344	(135)	1990	12/22/06	40 to 40 years
Pinson, AL	(a)	320	916	—	—	320	916	1,236	(81)	2001	12/22/06	50 to 50 years
Spanish Fort, AL	(c)	563	607	—	—	563	607	1,170	(142)	1993	09/07/07	15 to 30 years
Ontario, CA	9,544	7,981	6,937	—	—	7,981	6,937	14,918	(787)	2005	06/30/05	15 to 40 years
Denver, CO	(c)	574	1,010	(280)	(446)	294	564	858	(141)	1953	03/23/07	15 to 40 years
Crestview, FL	(c)	544	743	—	—	544	743	1,287	(129)	1975	09/07/07	15 to 30 years
Gulf Breeze, FL	(c)	296	457	—	—	296	457	753	(81)	1993	09/07/07	15 to 30 years
Jacksonville, FL	(c)	2,929	2,447	(1,351)	(1,023)	1,578	1,424	3,002	(469)	1995	06/29/07	4 to 30 years
Jacksonville, FL	(a)	3,170	938	—	—	3,170	938	4,108	(275)	1989	12/28/05	15 to 40 years
Jacksonville, FL	11,312	6,155	10,957	—	—	6,155	10,957	17,112	(1,264)	2005	06/30/05	15 to 40 years
Marianna, FL	(c)	283	452	—	—	283	452	735	(78)	1994	09/07/07	15 to 40 years
Milton, FL	(c)	137	577	—	—	137	577	714	(99)	1986	09/07/07	15 to 30 years
Niceville, FL	(c)	458	454	—	—	458	454	912	(70)	1996	09/07/07	15 to 40 years
Pensacola, FL	(c)	150	575	—	—	150	575	725	(103)	1986	09/07/07	15 to 30 years
Pensacola, FL	(c)	195	569	—	—	195	569	764	(103)	1983	09/07/07	15 to 30 years
Pensacola, FL	(c)	238	564	—	—	238	564	802	(100)	1994	09/07/07	15 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Pensacola, FL	(c)	148	459	—	—	148	459	607	(80)	1972	09/07/07	15 to 30 years
Pensacola, FL	(c)	104	333	—	—	104	333	437	(63)	1968	09/07/07	15 to 30 years
Pompano Beach, FL	7,423	6,153	5,010	—	—	6,153	5,010	11,163	(574)	2004	06/30/05	15 to 40 years
Albany, GA	(c)	281	575	—	—	281	575	856	(114)	1997	09/07/07	15 to 30 years
Albany, GA	(c)	242	572	—	—	242	572	814	(79)	1982	09/07/07	15 to 40 years
Moultrie, GA	(c)	179	271	—	—	179	271	450	(78)	1983	09/07/07	15 to 20 years
Valdosta, GA	(c)	376	576	—	—	376	576	952	(106)	1996	11/30/07	15 to 30 years
Portland, ME	(a)	650	566	—	—	650	566	1,216	(132)	1993	06/30/09	15 to 30 years
Clinton Township, MI	(a)	5,430	7,254	(3,116)	(3,779)	2,314	3,475	5,789	(1,132)	1999	01/09/07	15 to 30 years
Lincoln, NE	(a)	1,318	1,604	—	—	1,318	1,604	2,922	(366)	1972	07/13/07	15 to 30 years
Tulsa, OK	(a)	1,225	373	—	—	1,225	373	1,598	(316)	1999	12/28/05	15 to 40 years
Tulsa, OK	(a)	1,808	4,539	—	—	1,808	4,539	6,347	(922)	1992	05/26/06	10 to 30 years
Gettysburg, PA	(a)	1,385	3,259	—	—	1,385	3,259	4,644	(735)	2005	02/16/07	5 to 30 years
Greenville, SC	(a)	2,561	1,526	—	—	2,561	1,526	4,087	(612)	1999	12/28/05	15 to 40 years
Chattanooga, TN	(c)	1,826	2,009	—	—	1,826	2,009	3,835	(542)	1990	07/18/07	5 to 30 years
Caldwell, TX	(a)	1,775	1,725	—	—	1,775	1,725	3,500	(425)	2000	12/31/07	15 to 40 years
Conroe, TX	(a)	4,338	448	955	145	5,293	593	5,886	(767)	2005	09/01/09	15 to 50 years
Houston, TX	(c)	2,214	2,504	—	—	2,214	2,504	4,718	(534)	1992	06/29/07	6 to 30 years
Irving, TX	(a)	7,348	970	—	—	7,348	970	8,318	(1,065)	1960	09/01/09	15 to 30 years
Irving, TX	(a)	931	268	—	—	931	268	1,199	(81)	1965	09/01/09	15 to 20 years
Plano, TX	(c)	3,064	2,707	—	—	3,064	2,707	5,771	(678)	1992	06/29/07	5 to 30 years
Midlothian, VA	7,070	4,775	6,056	—	—	4,775	6,056	10,831	(692)	2004	06/30/05	15 to 40 years

Industrial properties
Merced, CA	(c)	3,490	9,097	(35)	(90)	3,455	9,007	12,462	(1,304)	1998	03/31/08	15 to 30 years
Columbus, GA	(c)	3,728	10,947	—	—	3,728	10,947	14,675	(2,102)	1995	05/18/07	15 to 30 years
Columbus, GA	(c)	1,293	3,510	—	—	1,293	3,510	4,803	(859)	1965	05/18/07	15 to 20 years
Bridgeview, IL	(a)	1,093	3,731	—	—	1,093	3,731	4,824	(632)	1964	12/29/06	15 to 30 years
Byron, IL	(a)	734	4,334	—	—	734	4,334	5,068	(1,053)	1965	12/29/06	10 to 20 years
Elk Grove Village, IL	(b)	3,001	5,264	(1,604)	(2,492)	1,397	2,772	4,169	(750)	1970	12/28/06	20 to 30 years
Fremont, IN	(b)	427	2,176	—	—	427	2,176	2,603	(386)	1960	02/21/07	15 to 30 years
Lenexa, KS	(b)	1,463	5,110	—	—	1,463	5,110	6,573	(847)	1985	12/28/06	20 to 30 years
Shelbyville, KY	(b)	442	3,028	—	—	442	3,028	3,470	(466)	1973	12/28/06	20 to 30 years
Westfield, MA	(b)	3,258	8,090	—	—	3,258	8,090	11,348	(1,915)	1981	12/28/06	20 to 30 years
Worcester, MA	(b)	3,731	5,193	—	525	3,731	5,718	9,449	(1,628)	1971	12/28/06	20 to 20 years
Annapolis Junction, MD	(a)	2,245	1,105	(1,535)	(563)	710	542	1,252	(114)	1930	09/29/06	15 to 30 years
Monroe, MI	(a)	1,567	12,435	—	—	1,567	12,435	14,002	(1,740)	2005	12/15/05	10 to 40 years
Monroe, MI	(a)	1,611	11,145	—	—	1,611	11,145	12,756	(1,507)	2003	12/14/06	9 to 40 years
Royal Oak, MI	(a)	3,426	7,071	—	—	3,426	7,071	10,497	(1,208)	1952	03/10/06	15 to 30 years
Troy, MI	(a)	1,128	947	—	—	1,128	947	2,075	(165)	1952	03/10/06	15 to 30 years
Edon, OH	(b)	642	2,649	—	—	642	2,649	3,291	(663)	1953	02/21/07	15 to 20 years
Minerva, OH	(b)	649	3,920	(217)	(777)	432	3,143	3,575	(856)	1919	02/21/07	8 to 20 years
Sidney, OH	(a)	921	4,177	—	—	921	4,177	5,098	(1,071)	1987	12/22/05	13 to 20 years
Exton, PA	(b)	2,494	7,180	—	—	2,494	7,180	9,674	(1,000)	1999	12/28/06	20 to 40 years
Scottdale, PA	(b)	607	11,008	—	—	607	11,008	11,615	(2,466)	1959	12/28/06	20 to 20 years
Loudon, TN	(c)	1,200	4,953	(12)	(49)	1,188	4,904	6,092	(828)	1992	03/31/08	15 to 30 years
Nashville, TN	(b)	459	3,261	—	—	459	3,261	3,720	(502)	1960	12/28/06	20 to 30 years
Surgoinsville, TN	(a)	777	2,892	—	—	777	2,892	3,669	(607)	1997	02/13/09	15 to 30 years
Houston, TX	(a)	2,341	4,323	—	—	2,341	4,323	6,664	(842)	1990	06/03/05	13 to 30 years
Dublin, VA	(a)	491	1,401	—	—	491	1,401	1,892	(394)	1985	12/11/06	15 to 20 years
Pulaski, VA	(a)	333	1,536	—	—	333	1,536	1,869	(407)	1967	12/11/06	15 to 20 years
Grand Chute, WI	(b)	1,738	12,133	—	—	1,738	12,133	13,871	(2,016)	1966	12/28/06	20 to 30 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Distribution properties
Tontitown, AR	(a)	230	92	—	—	230	92	322	(39)	1987	05/01/05	15 to 20 years
Riverside, CA	(a)	1,203	6,254	—	—	1,203	6,254	7,457	(799)	2004	07/01/05	14 to 40 years
Fort Myers, FL	(a)	641	1,069	—	—	641	1,069	1,710	(256)	1999	07/01/05	14 to 30 years
Fort Myers, FL	(a)	1,021	583	—	—	1,021	583	1,604	(169)	1999	07/01/05	15 to 40 years
Jacksonville, FL	(a)	786	1,690	—	—	786	1,690	2,476	(531)	1960	07/01/05	9 to 20 years
Jacksonville, FL	(a)	963	1,007	—	—	963	1,007	1,970	(439)	2001	07/01/05	9 to 20 years
Jacksonville, FL	(a)	339	226	—	—	339	226	565	(88)	1987	07/01/05	15 to 20 years
Lakeland, FL	(a)	1,098	1,281	—	—	1,098	1,281	2,379	(411)	1984	07/01/05	14 to 20 years
Pompano Beach, FL	(a)	1,144	337	—	—	1,144	337	1,481	(107)	1990	07/01/05	15 to 30 years
Port Richey, FL	(a)	741	660	—	—	741	660	1,401	(343)	1975	07/01/05	9 to 15 years
Riviera Beach, FL	(a)	500	170	—	—	500	170	670	(66)	1987	07/01/05	15 to 20 years
Sebring, FL	(a)	318	291	—	—	318	291	609	(92)	1982	07/01/05	15 to 20 years
Tavares, FL	(a)	1,075	5,098	—	—	1,075	5,098	6,173	(767)	2004	07/01/05	14 to 40 years
Athens, GA	(a)	707	871	—	—	707	871	1,578	(288)	1985	05/01/05	10 to 20 years
Conyers, GA	(a)	164	486	—	—	164	486	650	(92)	1992	05/01/05	15 to 30 years
Lawrenceville, GA	(a)	500	237	—	—	500	237	737	(89)	1996	05/01/05	15 to 30 years
Mattoon, IL	(a)	233	263	—	—	233	263	496	(95)	1984	05/01/05	15 to 20 years
Indianapolis, IN	(a)	607	520	—	—	607	520	1,127	(161)	1990	05/01/05	15 to 20 years
Bowling Green, KY	(a)	136	228	—	—	136	228	364	(47)	1993	05/01/05	15 to 30 years
D’Iberville, MS	(a)	250	339	—	—	250	339	589	(92)	1984	05/01/05	15 to 20 years
Gulfport, MS	(a)	384	453	—	—	384	453	837	(240)	1970	05/01/05	10 to 15 years
Hattiesburg, MS	(a)	262	542	—	—	262	542	804	(164)	1986	05/01/05	10 to 20 years
Hickory, NC	(a)	199	262	—	—	199	262	461	(89)	1989	05/01/05	15 to 20 years
Statesville, NC	(a)	614	355	—	—	614	355	969	(196)	1976	05/01/05	10 to 15 years
Wilmington, NC	(a)	370	122	—	—	370	122	492	(47)	1987	05/01/05	15 to 20 years
Sewell, NJ	(a)	858	8,418	—	—	858	8,418	9,276	(1,267)	2000	11/17/06	15 to 50 years
Aiken, SC	(a)	108	265	—	—	108	265	373	(65)	1985	05/01/05	15 to 20 years
Florence, SC	(a)	221	174	—	—	221	174	395	(99)	1974	05/01/05	10 to 15 years
Greenville, SC	(a)	344	210	—	—	344	210	554	(123)	1981	05/01/05	10 to 15 years
Greer, SC	(a)	268	236	—	—	268	236	504	(74)	1993	05/01/05	15 to 30 years
West Columbia, SC	(a)	262	598	—	—	262	598	860	(166)	1984	05/01/05	10 to 20 years
West Columbia, SC	(a)	324	108	—	—	324	108	432	(37)	1989	05/01/05	15 to 20 years
Jackson, TN	(c)	260	143	—	—	260	143	403	(68)	1971	05/01/05	15 to 20 years
Knoxville, TN	(a)	259	111	—	—	259	111	370	(80)	1981	05/01/05	10 to 15 years
Conroe, TX	(a)	492	723	—	—	492	723	1,215	(154)	1999	07/01/05	14 to 30 years
Roanoke, VA	(a)	333	124	—	—	333	124	457	(80)	1975	05/01/05	10 to 15 years
Spokane, WA	(a)	518	193	—	—	518	193	711	(79)	1998	05/01/05	15 to 30 years
Martinsburg, WV	(a)	173	20	—	—	173	20	193	(21)	1972	05/01/05	10 to 15 years

Movie theatres
Goodyear, AZ	(a)	3,881	4,392	—	—	3,881	4,392	8,273	(693)	1998	08/01/09	10 to 40 years
Phoenix, AZ	(a)	2,652	11,495	—	—	2,652	11,495	14,147	(1,370)	1997	07/01/05	12 to 40 years
Covina, CA	(c)	5,566	26,922	—	—	5,566	26,922	32,488	(3,210)	1997	06/23/04	14 to 40 years
Colorado Springs, CO	(a)	1,892	1,732	—	—	1,892	1,732	3,624	(439)	1995	09/30/05	15 to 30 years
Cedar Rapids, IA	(a)	2,521	5,461	—	—	2,521	5,461	7,982	(843)	1998	07/01/05	15 to 40 years
Johnston, IA	(c)	3,046	10,213	—	—	3,046	10,213	13,259	(1,774)	1998	06/23/04	15 to 40 years
Batavia, IL	(a)	4,705	7,561	—	—	4,705	7,561	12,266	(1,237)	1995	06/30/09	11 to 40 years
Fort Wayne, IN	(a)	3,385	9,150	(7)	699	3,378	9,849	13,227	(1,468)	2005	11/30/05	15 to 40 years
Noblesville, IN	(a)	4,122	10,274	(23)	(102)	4,099	10,172	14,271	(1,367)	2008	06/30/09	15 to 40 years
Portage, IN	(a)	4,621	8,300	—	—	4,621	8,300	12,921	(1,477)	2007	06/30/09	15 to 40 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Overland Park, KS	(a)	4,935	12,281	—	—	4,935	12,281	17,216	(1,371)	2004	08/01/09	10 to 60 years
Kansas City, MO	(a)	2,543	7,943	—	—	2,543	7,943	10,486	(1,018)	2003	07/01/05	14 to 50 years
Lees Summit, MO	(a)	3,517	9,735	—	—	3,517	9,735	13,252	(1,495)	1999	07/01/05	14 to 40 years
Missoula, MT	(c)	2,333	3,406	—	—	2,333	3,406	5,739	(555)	1998	06/23/04	15 to 40 years
Durham, NC	(a)	1,630	2,685	—	—	1,630	2,685	4,315	(626)	1994	09/30/05	14 to 30 years
Greensboro, NC	(a)	2,359	2,431	—	—	2,359	2,431	4,790	(487)	1996	09/30/05	15 to 30 years
Raleigh, NC	(a)	3,636	8,833	—	—	3,636	8,833	12,469	(1,608)	2005	06/10/10	10 to 30 years
Wilmington, NC	(a)	1,552	2,934	—	—	1,552	2,934	4,486	(562)	1997	09/30/05	15 to 30 years
Winston-Salem, NC	(a)	1,567	2,140	—	—	1,567	2,140	3,707	(502)	1993	10/28/05	13 to 40 years
Bixby, OK	(a)	5,585	10,101	—	—	5,585	10,101	15,686	(2,054)	1998	07/01/05	14 to 30 years
Columbia, SC	(a)	2,115	2,091	—	—	2,115	2,091	4,206	(404)	1996	09/30/05	15 to 30 years
Longview, TX	(a)	1,432	2,946	—	—	1,432	2,946	4,378	(585)	1995	09/30/05	15 to 30 years
Martinsburg, WV	(a)	2,450	3,528	—	—	2,450	3,528	5,978	(761)	1998	09/30/05	13 to 30 years

Supermarkets
Amarillo, TX	1,950	1,828	1,292	—	—	1,828	1,292	3,120	(244)	1988	05/23/05	9 to 30 years
Amarillo, TX	1,992	1,573	1,586	—	—	1,573	1,586	3,159	(297)	1989	05/23/05	9 to 30 years
Amarillo, TX	2,000	1,574	1,389	—	—	1,574	1,389	2,963	(260)	1989	05/23/05	9 to 30 years
Amarillo, TX	5,556	3,559	4,575	—	—	3,559	4,575	8,134	(584)	1999	05/23/05	15 to 40 years
Burkburnett, TX	3,142	2,030	2,706	—	—	2,030	2,706	4,736	(366)	1997	05/23/05	12 to 40 years
Childress, TX	736	747	934	—	—	747	934	1,681	(169)	1997	05/23/05	8 to 40 years
Cleveland, TX	1,360	465	2,867	—	—	465	2,867	3,332	(735)	1991	12/01/05	15 to 40 years
Corrigan, TX	707	395	630	—	—	395	630	1,025	(187)	1971	12/01/05	15 to 40 years
Diboll, TX	924	775	872	—	—	775	872	1,647	(265)	1974	12/01/05	15 to 40 years
Levelland, TX	2,578	1,651	2,158	—	—	1,651	2,158	3,809	(292)	1997	05/23/05	12 to 40 years
Lubbock, TX	2,600	1,782	2,055	—	—	1,782	2,055	3,837	(278)	1997	05/23/05	12 to 40 years
Lufkin, TX	870	1,178	352	—	—	1,178	352	1,530	(141)	1977	12/01/05	15 to 40 years
Muleshoe, TX	(c)	471	1,770	—	—	471	1,770	2,241	(21)	1999	08/29/11	15 to 40 years
Navasota, TX	1,251	781	1,499	—	—	781	1,499	2,280	(298)	1992	12/01/05	15 to 40 years
Perryton, TX	864	1,029	597	—	—	1,029	597	1,626	(133)	1997	05/23/05	8 to 40 years
Plainview, TX	4,350	620	5,415	—	—	620	5,415	6,035	(634)	2000	08/25/05	15 to 40 years
Snyder, TX	3,449	2,062	2,963	—	—	2,062	2,963	5,025	(379)	1999	05/23/05	14 to 40 years
Timpson, TX	326	253	312	—	—	253	312	565	(102)	1978	12/01/05	15 to 40 years
Vernon, TX	2,878	1,791	2,550	—	—	1,791	2,550	4,341	(345)	1997	05/23/05	12 to 40 years
Wichita Falls, TX	4,092	—	6,259	—	—	—	6,259	6,259	(1,462)	1997	05/23/05	13 to 20 years

Educational properties
Mesa, AZ	(a)	929	806	—	—	929	806	1,735	(226)	1980	07/01/05	15 to 30 years
Phoenix, AZ	(a)	1,840	3,582	—	—	1,840	3,582	5,422	(573)	1975	07/01/05	15 to 40 years
Phoenix, AZ	(a)	1,912	1,673	—	—	1,912	1,673	3,585	(338)	1978	07/01/05	15 to 30 years
Phoenix, AZ	7,079	2,381	9,051	—	—	2,381	9,051	11,432	(1,135)	2002	05/16/05	15 to 40 years
Phoenix, AZ	17,921	4,025	24,772	—	—	4,025	24,772	28,797	(2,940)	2002	05/16/05	15 to 40 years
Tucson, AZ	(a)	983	3,782	—	—	983	3,782	4,765	(500)	1978	07/01/05	15 to 40 years
Reedley, CA	(a)	1,637	2,885	—	—	1,637	2,885	4,522	(801)	1950	12/07/05	15 to 30 years
Lone Tree, CO	(a)	2,020	3,748	—	—	2,020	3,748	5,768	(720)	1999	09/29/05	15 to 30 years
Duluth, GA	(a)	2,289	4,274	—	—	2,289	4,274	6,563	(783)	2007	12/23/08	15 to 50 years
Romeoville, IL	(a)	1,701	5,732	(17)	(57)	1,684	5,675	7,359	(534)	2008	11/07/08	15 to 50 years
Warrenville, IL	(a)	2,542	3,813	—	—	2,542	3,813	6,355	(798)	1999	09/29/05	15 to 30 years
Westmont, IL	(a)	1,375	5,087	—	—	1,375	5,087	6,462	(672)	2003	12/28/05	15 to 40 years
Leawood, KS	(a)	1,854	3,914	—	—	1,854	3,914	5,768	(783)	1999	09/29/05	15 to 30 years
Cummington, MA	(a)	1,177	4,439	—	—	1,177	4,439	5,616	(879)	1900	12/07/05	15 to 30 years
Alpena, MI	(a)	236	2,051	—	—	236	2,051	2,287	(549)	1936	03/17/06	14 to 20 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Hendersonville, NC	(a)	692	2,469	—	—	692	2,469	3,161	(532)	1956	12/07/05	15 to 30 years
Mt. Laurel, NJ	(a)	1,404	5,655	—	—	1,404	5,655	7,059	(626)	2007	05/01/09	15 to 50 years
Columbus, OH	(a)	14	5,352	403	597	417	5,949	6,366	(1,038)	1980	03/17/06	14 to 30 years
Columbus, OH	(a)	1,399	3,203	—	1,500	1,399	4,703	6,102	(1,159)	2004	03/17/06	14 to 20 years
Prineville, OR	(a)	571	4,457	—	—	571	4,457	5,028	(881)	1940	12/22/05	15 to 30 years
Manchester Center, VT	(a)	1,198	4,688	—	—	1,198	4,688	5,886	(794)	1935	12/07/05	15 to 40 years
Grand Chute, WI	2,256	1,524	1,666	—	—	1,524	1,666	3,190	(334)	2005	07/18/05	15 to 50 years

Drugstores
Millen, GA	(a)	810	1,312	—	—	810	1,312	2,122	(177)	1999	07/01/05	19 to 40 years
Thomasville, GA	(a)	931	1,933	—	—	931	1,933	2,864	(241)	1999	07/01/05	19 to 40 years
St. Clair Shores, MI	(a)	1,169	761	—	—	1,169	761	1,930	(135)	1991	05/02/05	15 to 30 years
Buffalo, NY	(a)	681	925	—	—	681	925	1,606	(122)	1993	07/01/05	19 to 40 years
Oneida, NY	(a)	1,315	1,411	—	—	1,315	1,411	2,726	(188)	1999	07/01/05	19 to 40 years
Uhrichsville, OH	(a)	617	2,345	—	—	617	2,345	2,962	(290)	2000	07/01/05	19 to 40 years
Philadelphia, PA	(a)	1,613	1,880	—	—	1,613	1,880	3,493	(243)	1999	07/01/05	20 to 40 years
Philadelphia, PA	(a)	733	1,087	—	—	733	1,087	1,820	(143)	1993	07/01/05	19 to 40 years
Moundsville, WV	(a)	706	1,002	—	—	706	1,002	1,708	(134)	1993	07/01/05	19 to 40 years

Recreational properties
Tannersville, PA	(a)	10,946	40,480	329	2,727	11,275	43,207	54,482	(17,207)	1960	06/14/05	20 to 20 years
Austin, TX	7,483	4,425	8,142	—	—	4,425	8,142	12,567	(1,278)	2005	09/30/05	15 to 40 years
Conroe, TX	5,206	2,886	5,763	—	—	2,886	5,763	8,649	(852)	2004	09/30/05	15 to 40 years
Fort Worth, TX	4,880	2,468	5,418	—	—	2,468	5,418	7,886	(807)	2003	09/30/05	15 to 40 years
Grapevine, TX	4,880	2,554	5,377	—	—	2,554	5,377	7,931	(809)	2000	09/30/05	15 to 40 years
Lewisville, TX	4,229	2,130	4,630	—	—	2,130	4,630	6,760	(700)	1998	09/30/05	15 to 40 years
Plano, TX	5,856	3,225	6,302	—	—	3,225	6,302	9,527	(924)	2001	09/30/05	15 to 40 years

Convenience stores/car washes
Cave Creek, AZ	(b)	2,711	2,201	—	—	2,711	2,201	4,912	(435)	1998	07/02/07	15 to 40 years
Phoenix, AZ	(b)	2,243	4,243	—	—	2,243	4,243	6,486	(760)	2001	07/02/07	15 to 40 years
Scottsdale, AZ	(b)	5,123	2,683	—	—	5,123	2,683	7,806	(733)	1991	07/02/07	15 to 40 years
Scottsdale, AZ	(b)	4,416	2,384	—	—	4,416	2,384	6,800	(514)	2000	07/02/07	15 to 40 years
Scottsdale, AZ	(b)	3,437	2,373	—	—	3,437	2,373	5,810	(649)	1996	07/02/07	15 to 40 years
Scottsdale, AZ	(b)	2,765	2,196	—	—	2,765	2,196	4,961	(472)	1995	07/02/07	15 to 40 years
Fernley, NV	(c)	2,070	—	—	—	2,070	—	2,070	—	1968	10/12/05	0 to 0 years
Reno, NV	(a)	1,096	6,892	—	—	1,096	6,892	7,988	(654)	2004	12/16/05	10 to 50 years

Health clubs/gyms
Keizer, OR	(a)	1,208	4,089	—	—	1,208	4,089	5,297	(577)	1988	12/01/05	15 to 40 years
Salem, OR	(a)	1,509	5,635	—	—	1,509	5,635	7,144	(790)	2001	12/01/05	15 to 40 years
Salem, OR	(a)	1,214	4,911	—	—	1,214	4,911	6,125	(700)	1980	12/01/05	15 to 40 years
Salem, OR	(a)	1,589	3,834	—	—	1,589	3,834	5,423	(730)	1977	12/01/05	15 to 30 years
Salem, OR	(a)	951	2,670	1,008	4,992	1,959	7,662	9,621	(976)	1996	12/01/05	15 to 40 years

Interstate travel plazas
Saint Augustine, FL	(a)	9,556	2,543	—	—	9,556	2,543	12,099	(1,320)	2001	07/01/05	13 to 40 years
Spiceland, IN	(a)	9,649	3,063	—	—	9,649	3,063	12,712	(1,654)	2001	07/01/05	13 to 40 years
Catlettsburg, KY	(a)	9,344	3,989	—	—	9,344	3,989	13,333	(1,898)	2001	07/01/05	13 to 40 years

Medical/other office
Columbia, SC	(c)	2,095	16,191	—	2,768	2,095	18,959	21,054	(2,678)	1990	09/09/05	30 to 30 years
Dallas, TX	(a)	1,633	21,854	—	2,000	1,633	23,854	25,487	(2,364)	2005	08/29/05	15 to 50 years

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition including impairment		Gross Amount at December 31, 2011 (d)			Final Accum	Date of Construction	Date Acquired	Life in which depreciation in latest Income Statement is computed
		Land and Improvements	Buildings, Improvements	Improvements/ Land	Improvements/ building	Land and Improvements	Buildings, Improvements	Total
Call centers
Worcester, MA	7,817	2,048	8,706	(718)	(3,155)	1,330	5,551	6,881	(1,343)	1968	12/22/05	7 to 40 years

	$183,935	$1,307,799	$1,975,303	$(10,779)	$405	$1,297,020	$1,975,708	$3,272,728	$(405,426)

(a)	Represents properties collateralized with Master Trust Debt of $961,848
(b)	Represents properties collateralized with CMBS Debt of $810,807
(c)	Represents unencumbered properties
(d)	The aggregate cost of properties for federal income tax purposes is approximately $2.78 billion at December 31, 2011

Reconciliation

	2011	2010	2009
Land, buildings, and improvements:

Balance at the beginning of the year	$3,299,442	$3,342,461	$3,529,636
Additions:
Acquisitions	36,227	—	400
Held for sale reclassed as held for investment	—	2,736	11,592
Deductions:
Dispositions of land, buildings, and improvements	(34,453)	(5,139)	(174,790)
Held for sale	(10,034)	(3,161)	—
Impairment	(18,454)	(37,455)	(24,377)

Gross Real Estate Balance at close of the year	$3,272,728	$3,299,442	$3,342,461

Accumulated depreciation and amortization:

Balance at the beginning of the year	$(319,946)	$(226,391)	$(142,360)
Additions
Depreciation expense	(93,673)	(94,606)	(98,251)
Held for sale reclassed as held for investment	—	—	(242)

Deductions:
Dispositions of land, buildings, and improvements	6,712	697	14,462
Held for sale	1,481	354	—

Balance at close of the year	(405,426)	(319,946)	(226,391)

Net Real Estate Investment	$2,867,302	$2,979,496	$3,116,070

Spirit Finance Corporation

Schedule IV

Mortgage Loans on Real Estsate

as of December 31, 2011

(Amounts in thousands)

	Stated Interest Rate	Final Maturity Date (1)	Periodic payment terms	Face Amount	Carrying Amount of Mortgages
Mortgage
Automotive dealer	9.25%	04/01/2018	Principal & Interest (2)	$8,000	$7,665
Restaurant	9.35%	12/1/2026	Principal & Interest	3,000	2,776
Distribution property	8.00%	01/01/2012	Principal & Interest (3)	347	336
Automotive parts and service < 3%	9.23%	03/01/2021	Principal & Interest (4)	20,000	17,844
Restaurants < 3%	9.0%-9.85%	Jan-2012 to Jul-2028	Principal & Interest (5)	28,914	26,023

				$60,261	$54,644

(1)	Reflects current maturity of the investment and does not consider any options to extend beyond the current maturity
(2)	Balloon payment of $6.7 million at maturity
(3)	Balloon payment of $0.3 million at maturity
(4)	Balloon payment of $6.8 million at maturity
(5)	Balloon payment of $11.0 million at maturity

Reconciliation of Mortgage Loans on Real Estate	2011	2010	2009
Balance January 1,	56,382	$57,785	$69,580
Additions during period
New mortgage loans	—	—	447
Other capitalized loan origination costs	—	—	7
Deductions during period
Collections of principal	(1,549)	(1,207)	(1,890)
Sales	—	—	(10,148)
Amortization of premium	(184)	(191)	(201)
Amortization of capitalized loan origination costs	(5)	(5)	(10)

Mortage loans receivable December 31,	54,644	56,382	57,785
Mortgage loan loss provision	(4,120)	(1,020)	—

	50,524	55,362	57,785
Equipment and other loans receivable	16,110	20,821	97,436
Provision for other loan loss	(1,157)	(2,557)	(2,400)

	14,953	18,264	95,036

Total loans receivable	65,477	$73,626	$152,821

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 29, 2011 AND OCTOBER 30, 2010

(In thousands)

	October 29, 2011 (39 weeks)	October 30, 2010 (39 weeks)
REVENUES:
Net sales	$1,389,281	$1,370,992
Licensed department rentals and other income	10,376	10,238

Total revenues	1,399,657	1,381,230

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	966,039	954,404
Selling, general and administrative expenses	394,032	391,178
Depreciation and amortization expenses	13,536	11,658

Total costs and expenses	1,373,607	1,357,240

EARNINGS FROM OPERATIONS	26,050	23,990

INTEREST EXPENSE, NET	12,242	14,567

INCOME BEFORE INCOME TAXES	13,808	9,423

INCOME TAX PROVISION (BENEFIT)	4,906	(18,374)

NET INCOME	$8,902	$27,797

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF OCTOBER 29, 2011 AND JANUARY 29, 2011

(In thousands)

	October 29, 2011	January 29, 2011
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$15,564	$15,867
Receivables (net of allowance for losses of $680 and $601, respectively)	43,099	47,793
Merchandise inventories	441,143	344,681
Related party earnest deposit	—	3,235
Other current assets	6,373	5,040

Total current assets	506,179	416,616

PROPERTY AND EQUIPMENT, Net	87,412	77,153

INTANGIBLE ASSETS, Net	12,811	12,279

GOODWILL	926	926

DEFERRED INCOME TAXES	28,659	29,164

DEBT ISSUANCE COSTS	8,156	10,940

RELATED PARTY NOTE RECEIVABLE (Note 3)	28,002	25,506

OTHER ASSETS	2,401	2,470

TOTAL ASSETS	$674,546	$575,054

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$3,321	$4,226
Accounts payable	223,456	169,625
Accrued compensation and related taxes	18,080	16,967
Deferred income taxes	23,391	23,819
Other accrued liabilities	40,447	43,128
Accrued income and other taxes	23,143	24,308

Total current liabilities	331,838	282,073

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS – Less current portion	252,326	204,543

OTHER LONG-TERM OBLIGATIONS	28,997	33,894

SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 1,000 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	24,647	24,269
Retained earnings	36,268	29,805
Accumulated other comprehensive income	470	470

Total shareholders’ equity	61,385	54,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$674,546	$575,054

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 29, 2011 AND OCTOBER 30, 2010

(In thousands)

	October 29, 2011 (39 weeks)	October 30, 2010 (39 weeks)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,902	$27,797
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	13,536	11,658
Amortization of deferred financing costs	2,805	2,579
Non-cash related party interest income	(2,496)	(2,151)
Gain on the sale of property and equipment	(3,129)	(964)
Impairment charges	23	—
Non-cash change in closed store reserves	(945)	—
Deferred income taxes	1,684	6,251
Stock compensation expense	378	386
Change in assets and liabilities:
Receivables	5,225	232
Income tax receivable	(531)	(788)
Merchandise inventories	(95,617)	(85,557)
Other current assets	(1,182)	(214)
Other long-term assets	69	(257)
Accounts payable and accrued liabilities	47,186	75,236
Unrecognized tax benefits (Note 2)	(125)	(21,474)
Other long-term obligations	(3,162)	(5,516)

Net cash provided by (used in) operating activities	(27,379)	7,218

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(23,125)	(13,411)
Proceeds from the sale of property and equipment	3,145	968
Payments for pharmacy customer lists	(1,773)	(1,079)
Related party transfer of assets (Note 3)	(1,656)	(718)

Net cash used in investing activities	(23,409)	(14,240)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid (Note 9)	—	(20,000)
Change in book cash overdraft	4,700	4,887
Borrowings under revolving credit facilities, net	49,162	35,592
Payment of financing costs	(30)	(9,234)
Repayment of other debt and capital lease obligations	(3,347)	(3,078)

Net cash provided by financing activities	50,485	8,167

CASH AND CASH EQUIVALENTS – Beginning of period	15,867	15,611
Net increase (decrease) in cash and cash equivalents	(303)	1,145

CASH AND CASH EQUIVALENTS – End of period	$15,564	$16,756

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$12,355	$14,082

Income taxes (net of refunds)	$6,492	$6,148

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THIRTY NINE WEEKS ENDED OCTOBER 29, 2011

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total		Comprehensive Income
	Shares	Amount				Shares	Amount	Shares	Amount
BALANCE – January 29, 2011	1	$—	$24,269	$29,805	$470	—	$—	1	$54,544
Stock compensation expense			378						378
Related party transfer of assets (Note 3)				(2,439)					(2,439)
Net income				8,902					8,902	$8,902

Comprehensive income										$8,902

BALANCE – October 29, 2011	1	$—	$24,647	$36,268	$470	—	$—	1	$61,385

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF OCTOBER 29, 2011 AND JANUARY 29, 2011,

AND FOR THE 39 WEEKS ENDED OCTOBER 29, 2011 AND OCTOBER 30, 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for fiscal year end financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of Specialty Retail Shops Holding Corp. (the “Company”) are highly seasonal. The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended January 29, 2011.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards—In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-08, an update to FASB Accounting Standards Codification™ (“ASC”) Topic 350, Intangibles – Goodwill and Other. ASU No. 2011-08 simplifies how an entity is required to test goodwill for impairment. This guidance provides an entity the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The update is not expected to have a material impact on the Company’s reported results of operations or financial position.

2.	INCOME TAXES

The Company utilizes an estimated annual effective tax rate in recording the provision for income taxes during interim periods; however, the tax consequences of items discrete to a specific period are recorded in that period. For the 39 week period ended October 29, 2011, the Company recorded tax expense of $4.9 million for an effective tax rate of 35.5%. For the 39 week period ended October 30, 2010, the Company recorded tax benefit of $18.4 million for an effective rate of (195%). The Company’s effective tax rate differs from the statutory rate primarily due to adjustments to unrecognized tax benefits and related interest, state taxes, certain manufacturing tax benefits provided by Section 199 of the Internal Revenue Code and federal jobs credits. The tax benefit recorded during the 39 week period ended October 30, 2010 includes $21.1 million in previously unrecognized tax benefits and related interest resulting from final resolution of a U.S. federal tax examination of the Company’s 2006 through 2008 income tax returns. Absent this discrete tax benefit, the Company’s effective tax rate for the 39 weeks ended October 30, 2010 was 28.7%.

As of October 29, 2011, the Company had total unrecognized tax benefits of $2.4 million. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.6 million net of related deferred tax effect. During the 39 weeks ended October 29, 2011, unrecognized tax benefits remained unchanged. It is reasonably possible that unrecognized tax benefits may decrease by $2.4 million within the next 12 months due to expiration of statutory review periods.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. During the 39 weeks ended October 29, 2011, the Company recorded related interest expense of $0.2 million. As of October 29, 2011, the Company has recognized a liability for interest of $1.8 million and no penalties. Accrued interest is included within the related tax liability line in the Condensed Consolidated Balance Sheets.

The Company’s U.S. federal income tax returns have been examined by the Internal Revenue Service through 2008. Years subsequent to 2008 remain open to examination. Tax returns in certain state jurisdictions for 2000 and subsequent tax years remain subject to examination by taxing authorities.

3.	RELATED PARTY TRANSACTIONS

Management Agreement—The Company was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of Shopko Stores, Inc. The Company and an affiliate of Sun Capital (“the Manager”) are parties to a long-term management services agreement (the “Management Agreement”), whereby the Manager provides the Company with financial and management consulting services. On July 19, 2010, the Company and Manager amended and restated the Management Agreement, effective January 1, 2010. The amended and restated Management Agreement limits the reimbursement of out-of-pocket expenses and extends the term of the agreement to December 31, 2019. For the services to be rendered by the Manager, the Company pays the Manager an annual fee of $3.0 million, plus reimbursement of out-of-pocket expenses not to exceed $1.0 million during any 12 month period. Payment of the annual fee may be limited by certain covenants in the Company’s Revolving Credit Facility (see Note 4). The covenant restrictions provide for the quarterly payment of $375,000 (not to exceed $1.5 million annually) as long as certain availability thresholds are met, plus out-of-pocket expenses. The remaining $1.5 million is accrued and payable only if certain cash flows are attained. Management fee expenses incurred in connection with the Management Agreement and included in selling, general and administrative expenses were $2.3 million for the 39 weeks ended October 29, 2011 and October 30, 2010, respectively. On April 19, 2011 and April 16, 2010, the Company paid $1.5 million in accrued management fees related to Fiscal 2010 and Fiscal 2009, respectively, as it met the cash flow thresholds test.

Subordinated Promissory Note—On January 22, 2009, the Company’s subsidiary, Shopko Stores Operating Co., LLC (“Shopko Operating”) made a loan of $20.0 million to Pamida Holding Company, Inc. (“Pamida”), a former subsidiary of the Company that became a separate company under a common Parent on February 3, 2007, and Pamida signed a Subordinated Promissory Note (the “Shopko Note”) payable to Shopko Operating. On January 28, 2010 Pamida and Shopko Operating amended and restated the Shopko Note. The effect of the amendment and restatement was to change the due date of the unpaid principal and any accrued and unpaid interest to January 28, 2015. Interest accrues on the unpaid principal amount of the Shopko Note at a rate per annum equal to 15% in the aggregate. The Shopko Note provides for monthly interest payments by Pamida to Shopko Operating at the rate of 3.25% per annum (not to exceed $650,000 annually) with the remaining 11.75% interest accruing and compounding by adding the amount of the accrued and unpaid interest to the principal amount of the Shopko Note. Interest income related to the Shopko Note recognized by the Company was $3.0 million and $2.6 million for the 39 weeks ended October 29, 2011 and October 30, 2010, respectively. This is reflected as a reduction in interest expense, net. Included in other long-term assets is $20.0 million for the principal amount of the Shopko Note as well as $8.0 million and $5.5 million of accrued and unpaid interest as of October 29, 2011 and January 29, 2011, respectively.

Asset Transfers—On July 26, 2010, the Company acquired two locations from Pamida. The purchase price of $0.7 million was based on estimated fair value and included the acquisition of prescription files, prescription drug inventory, land outlot parcels, and other tangible assets. The acquisition was financed utilizing a combination of available cash on hand and proceeds from borrowings under the Company’s Revolving Credit Facility.

On January 13, 2011, the Company entered into an Asset Purchase Agreement with Pamida to acquire five additional locations. The purchase price of $4.9 million was based on estimated fair value and included the acquisition of prescription files, prescription drug inventory, customer contracts, inventory, fixed assets and other tangible personal property as well as assignment of the lease for each location. In accordance with the agreement, the Company paid Pamida a refundable earnest deposit of $3.2 million on January 13, 2011. The transaction closed on May 21, 2011, at which time the Company paid the remaining purchase price of $1.7 million and relieved the $3.2 million earnest deposit. The acquisition was financed utilizing a combination of available cash on hand and proceeds from borrowings under the Company’s Revolving Credit Facility.

The acquisition of these seven locations was accounted for as a related party asset transfer between entities under common control in accordance with ASC Topic 805, Business Combinations. The amount paid by the Company to Pamida in excess of Pamida’s carrying value net of deferred tax benefit was accounted for as a reduction in the Company’s shareholders’ equity.

Operating results of the businesses acquired have been included in the Condensed Consolidated Statements of Operations from the acquisition dates forward. Proforma results of the Company, assuming the acquisitions had occurred at the beginning of the periods presented, would not be materially different from the results reported.

4.	DEBT

The components of the Company’s debt as of October 29, 2011 and January 29, 2011 are as follows:

(In thousands)	October 29, 2011	January 29, 2011
Revolving Credit Facility	$204,883	$155,721
Senior unsecured notes, 9.25% due March 15, 2022	5,678	5,677
Mortgages and other obligations	13,001	13,276
Capital lease obligations	32,085	34,095

	255,647	208,769
Less – current portion of long-term debt and capital lease obligations	(3,321)	(4,226)

Long – term debt and capital lease obligations	$252,326	$204,543

Revolving Credit Facility—The Company has a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility consists of two components, Revolver A and Revolver B, both of which are subject to borrowing base calculations based primarily on a percentage of inventory, accounts receivable, and customer relationship files. Revolver B loans are deemed to be the first loans made and the last loans repaid. Interest for both Revolver A and B is payable monthly. The Revolving Credit Facility is essentially secured by all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of management fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of October 29, 2011.

On September 2, 2011 the Revolving Credit Facility was amended to update the borrowing base calculations to increase the maximum value of the prescription file sublimit for Revolver A as well as to decrease the minimum Revolver B interest rate by 150 basis points. The credit facility size remains at $447.5 million and the term did not change.

Revolver A has maximum available borrowings and letters of credit up to $400.0 million. The total outstanding letters of credit is limited to $145.5 million. Borrowings bear interest at a variable rate based on a certain formula (3.0% and 4.3% at October 29, 2011 and October 30, 2010, respectively). At October 29, 2011 and January 29, 2011 there were borrowings of $171.1 million and $121.4 million under Revolver A, respectively, with $210.4 million and $162.2 million of additional borrowings available, respectively.

Revolver B has maximum available borrowings up to $47.5 million. Borrowings bear interest at a variable rate based on a certain formula (11.5% and 13.9% at October 29, 2011 and October 30, 2010, respectively). At October 29, 2011 and January 29, 2011 there were borrowings of $33.7 million and $34.4 million, respectively, under Revolver B with no additional borrowings available.

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of October 29, 2011 and January 29, 2011, the Company had outstanding stand-by letters of credit of $16.3 million and $21.1 million, respectively, and outstanding documentary letters of credit of $1.5 million and $1.4 million, respectively.

5.	INTEREST EXPENSE

Interest Expense, Net on the Condensed Consolidated Statements of Operations is composed of the following:

	October 29, 2011 39 weeks	October 30, 2010 39 weeks
Interest expense	$15,246	$17,206
Interest income	(3,004)	(2,639)

Interest expense, net	$12,242	$14,567

6.	BENEFIT PLANS

Stock-based Compensation Plans—The Company’s subsidiary Shopko Holding Company, Inc. (“Shopko”) maintains a stock option plan which provides for the granting of non-qualified stock options to various officers, directors and affiliates of Shopko. The options granted under the plan have a term of ten years and generally vest over five years. A summary of information related to the subsidiary stock options granted as of October 29, 2011 is as follows:

Shares Outstanding	Reserved for Option Grant	Stock Options Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Fair Value At Grant
10,001,000	800,000	636,694	$5.15-$26.49	$15.55	$5.01

Stock-based compensation expense of $0.4 million was recognized under FASB ASC Topic 718, Compensation—Stock Compensation for the 39 weeks ended October 29, 2011 and October 30, 2010, respectively. As of October 29, 2011, there was $0.5 million of total unrecognized compensation cost related to non-vested, share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years. The Company has used an estimated forfeiture rate of 25%.

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution plan. The plan provides for an employer matching contribution equal to 100% of the first three percent and 50% of the next two percent of compensation contributed by participating employees. Employer matching contributions were $4.4 million and $4.9 million for the 39 weeks ended October 29, 2011 and October 30, 2010, respectively.

Other Benefits—The Company also provides a Supplemental Retirement plan and a Postretirement Benefits plan to certain qualified employees. Both plans are unfunded and costs associated with these benefits are accrued during the employee’s service period. The benefit obligation related to the Supplemental Retirement plan was $5.1 million and $5.2 million as of October 29, 2011 and January 29, 2011, respectively. The benefit obligation related to the Postretirement Benefits plan was $0.1 million as of October 29, 2011 and January 29, 2011, respectively.

The Condensed Consolidated Balance Sheets include current liabilities related to these two plans of $0.2 million and $0.3 million as of October 29, 2011 and January 29, 2011, respectively. Long-term liabilities related to these two plans were $5.0 million as of October 29, 2011 and January 29, 2011, respectively.

7.	LEASE TERMINATION AND CLOSED STORE RESERVE

In June 2011, the Company entered into a lease termination agreement related to a previously closed location that was under long-term lease. Pursuant to the agreement, the Company made a cash payment of $1.3 million to settle the outstanding obligation related to the lease. As a result of the agreement, the Company released $1.1 million of the previously established reserve to selling, general, and administration expenses in the Condensed Consolidated Statements of Operations.

In Fiscal 2011, the Company closed 2 stores. One of the locations closed was owned by the Company. The Company sold the land, building, prescription files, prescription drug inventory, and other tangible assets for $3.3 million. A gain of $3.1 million was recorded as a result of the sale and is included in selling, general, and administration expenses in the Condensed Consolidated Statements of Operations.

The following table reflects changes in the liability related to closed stores due to new closures, changes in assumptions and cash payments for the 39 weeks ended October 29, 2011.

(In thousands)	October 29, 2011
Balance – beginning of period	$11,282
Changes in assumptions about future sublease income, terminations, and changes in interest rates	(945)
Cash payments	(2,406)

Balance – end of period	$7,931

8.	RELATED PARTY GUARANTEES

As of October 29, 2011, the Company is a guarantor or co-obligor of certain obligations of its former subsidiary, Pamida Stores Operating Co., LLC. The guarantees or co-obligations consist of:

(In millions)	Total
Lease co-obligations	$6.1

The lease co-obligations relate to remaining lease obligations on a distribution facility in Lebanon, Indiana in which the Company remains secondarily liable if Pamida, the primary obligor, defaults.

9.	DIVIDENDS PAID

On September 24, 2010, the Company paid a dividend in the amount of $20.0 million to shareholders of record. The dividend was financed with additional borrowings under the Company’s Revolving Credit Facility (see Note 4).

10.	SUBSEQUENT EVENTS

On February 7, 2012 a merger became effective between the Company and Pamida. The combined entity will have nearly 350 locations in 22 states. Pamida had total revenues of approximately $755.4 million for the 52 weeks ended January 28, 2012.

Prior to the merger, the Company and Pamida were both owned by an affiliate of Sun Capital and as such were considered to have common ownership. Thus, the merger will be accounted for as a related party asset transfer between entities under common control in accordance with ASC Topic 805, Business Combinations. To effectuate the merging of net assets, Pamida’s revolving credit facility of $131.6 million was extinguished and the Company assumed a note payable to Sun Retail Finance Holdings, LLC with a principal amount of $15 million and accrued interest of $8.2 million. The Company cancelled the Shopko Note from Pamida in the principal amount of $20 million plus $8.9 million of accrued and unpaid interest. The merger was financed utilizing a combination of available cash on hand and through borrowings under the Company’s Revolving Credit Facility.

The Company is in the process of preparing the preliminary combined financial statements, including determining the effects of conforming accounting policies. Supplemental pro forma information is not available at this time.

On February 7, 2012, in conjunction with the Pamida merger, the Revolving Credit Facility was amended to increase the credit facility size to $760 million and extend the term for 5 additional years, through February 7, 2017. Certain other terms and conditions of the Revolving Credit Facility were amended including the interest rate spreads on Revolver A LIBOR, Revolver A base rate loans, and the minimum Revolver B interest rate. In addition, Revolver A-1 LIBOR, Revolver B LIBOR and Revolver A-1 base rate loans were established. A summary of interest rates in effect are as follows:

Loan	LIBOR	Prime
A	1.75% + LIBOR	0.75% + Prime
A-1	3.50% + LIBOR	2.50% + Prime
B	8.75% + LIBOR	7.75% + Prime

On February 7, 2012 the Company superseded and replaced the Management Agreement by entering into a new agreement with the Manager (the “Consulting Agreement”). The Consulting Agreement has a 10 year term, provides for an annual fee due to the Manager of $4.0 million payable quarterly in advance, and removes the out-of-pocket expense maximum. In connection with the Pamida merger, a transaction fee of $1.0 million was paid to the Manager pursuant to the Consulting Agreement.

On February 7, 2012 the Company executed a 1-for-10,000 common stock split. The stock split resulted in each share of the 1,000 shares of authorized, issued and outstanding Common stock to be reclassified and changed into 10,000 shares of Common stock.

The Company evaluated all events subsequent to the balance sheet date of October 29, 2011 through the date of issuance of these condensed consolidated financial statements, February 13, 2012, and has determined there were no additional subsequent events that required disclosure under FASB ASC Topic 855, Subsequent Events.

* * * * * *

Independent Auditors’ Report

The Board of Directors

Specialty Retail Shops Holding Corp. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Specialty Retail Shops Holding Corp. and subsidiaries (the “Company”) as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 29, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Specialty Retail Shops Holding Corp. and subsidiaries as of January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

April 8, 2011

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010, AND JANUARY 31, 2009

(In thousands)

	January 29, 2011	January 30, 2010	January 31, 2009
REVENUES:
Net sales	$1,945,132	$1,967,549	$2,027,623
Licensed department rentals and other income	14,347	14,484	13,382

Total revenues	1,959,479	1,982,033	2,041,005

COSTS AND EXPENSES:
Cost of Sales (before depreciation and amortization)	1,356,394	1,389,171	1,440,686
Selling, general and administrative expenses	528,172	530,818	542,491
Depreciation and amortization expenses	16,151	16,225	11,117

Total costs and expenses	1,900,717	1,936,214	1,994,294

EARNINGS FROM OPERATIONS	58,762	45,819	46,711
INTEREST EXPENSE, NET	18,897	18,402	19,096

INCOME BEFORE INCOME TAXES	39,865	27,417	27,615
INCOME TAX (BENEFIT) PROVISION	(9,069)	9,548	11,357

NET INCOME	$48,934	$17,869	$16,258

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 29, 2011 AND JANUARY 30, 2010

(In thousands)

	January 29, 2011	January 30, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,867	$15,611
Receivables (net of allowance for losses of $649 and $624, respectively)	47,793	41,070
Merchandise inventories	344,681	335,011
Related party earnest deposit	3,235	—
Other current assets	5,040	5,395

Total current assets	416,616	397,087

PROPERTY AND EQUIPMENT, Net	77,153	74,484

INTANGIBLE ASSETS, Net	12,279	8,866

GOODWILL (Note 15)	926	—

DEFERRED INCOME TAXES	29,164	38,004

DEBT ISSUANCE COSTS	10,940	13,479

RELATED PARTY NOTE RECEIVABLE (Note 3)	25,506	22,583

OTHER ASSETS	2,470	2,033

TOTAL ASSETS	$575,054	$556,536

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term debt and capital lease obligations	$4,226	$3,967
Accounts payable	169,625	149,944
Accrued compensation and related taxes	16,967	18,067
Deferred income taxes	23,819	17,767
Other accrued liabilities	43,128	49,169
Accrued income and other taxes	24,308	27,725

Total current liabilities	282,073	266,639

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS – Less current portion	204,543	191,543

OTHER LONG-TERM OBLIGATIONS	33,894	62,117

LONG-TERM RELATED PARTY PAYABLE (Note 3)	—	28

SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 1,000 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	24,269	23,743
Retained earnings	29,805	11,144
Accumulated other comprehensive income	470	1,322

Shareholders’ equity	54,544	36,209

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$575,054	$556,536

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010, AND JANUARY 31, 2009

(thousands)

	January 29, 2011	January 30, 2010	January 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$48,934	$17,869	$16,258
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16,151	16,225	11,117
Amortization of deferred financing costs	3,440	3,281	2,359
Non-cash related party interest income	(2,923)	(2,519)	(64)
Gain on the sale of property and equipment	(993)	(21)	(335)
Impairment charges	672	802	58
Closed store reserve charges	131	2,500	—
Deferred income taxes	14,891	(4,402)	20,801
Stock compensation expense	526	435	455
Change in assets and liabilities
Receivables	(5,438)	5,391	(149)
Income tax receivable	(142)	10,563	(9,177)
Merchandise inventories	(9,005)	894	1,794
Other current assets	314	(158)	7,482
Other long-term assets	(436)	(256)	1,252
Accounts payable and accrued liabilities	17,052	17,868	(12,742)
Long-term related party payable	—	28	—
Unrecognized tax benefits (Note 2)	(23,849)	(1,677)	603
Other long-term obligations	(5,868)	(2,173)	(1,620)

Net cash provided by operating activities	53,457	64,650	38,092

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18,160)	(11,371)	(30,525)
Related party loan to Pamida	—	—	(20,000)
Proceeds from the sale of property and equipment	988	174	453
Payments for pharmacy customer lists	(1,829)	(3,860)	(5,360)
Related party transfer of assets, net (Note 3)	(3,509)	—	—
Payments for commercial pharmacy acquisition (Note 15)	(5,500)	—	—

Net cash used in investing activities	(28,010)	(15,057)	(55,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid (Note 4)	(30,000)	—	—
Change in book cash overdraft	(623)	(1,252)	(6,281)
(Repayments) borrowings under revolving credit facilities, net	19,653	(43,044)	29,654
Repayment of other debt and capital lease obligations	(4,136)	(4,217)	(4,132)
Proceeds from exercise of stock options	—	—	10
Purchase and cancellation of subsidiary stock	—	—	(27)
Payment of financing costs (Note 7)	(10,085)	(1,336)	(2,213)

Net cash provided by (used in) financing activities	(25,191)	(49,849)	17,011

CASH AND EQUIVALENTS – Beginning of period	15,611	15,867	16,196
Net increase (decrease) in cash and cash equivalents	256	(256)	(329)

CASH AND CASH EQUIVALENTS – End of period	$15,867	$15,611	$15,867

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$19,419	$18,374	$15,959

Income taxes (net of refunds)	$6,032	$(6,653)	$2,092

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010, AND JANUARY 31, 2009

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Treasury Stock		Total		Comprehensive Income (Loss)
	Shares	Amount				Shares	Amount	Shares	Amount
BALANCE – February 2, 2008	1	$—	$22,870	$(22,983)	$1,193	—	$—	1	$1,080
Stock compensation expense			455						455
Exercise of stock options			10						10
Purchase and cancellation of subsidiary stock			(27)						(27)
Net income				16,258					16,258	$16,258
Other comprehensive income – pension and postretirement benefit adjustment					231				231	231

Comprehensive income										$16,489

BALANCE – January 31, 2009	1	$—	$23,308	$(6,725)	$1,424	—	$—	1	$18,007
Stock Compensation expense			435						435
Net income				17,869					17,869	$17,869
Other comprehensive loss – pension and postretirement benefit adjustment					(102)				(102)	(102)

Comprehensive income										$17,767

BALANCE – January 30, 2010	1	$—	$23,743	$11,144	$1,322	—	$—	1	$36,209
Stock compensation expense			526						526
Related party transfer of assets, net (Note 3)				(273)					(273)
Net income				48,934					48,934	$48,934
Dividends paid (Note 4)				(30,000)					(30,000)
Other comprehensive loss – pension and postretirement benefit adjustment					(852)				(852)	(852)

Comprehensive income										$48,082

BALANCE – January 29, 2011	1	$—	$24,269	$29,805	$470	—	$—	1	$54,544

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 29, 2011 AND JANUARY 30, 2010,

AND FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010,

AND JANUARY 31, 2009

1.	ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Specialty Retail Shops Holding Corp. (the “Company”) was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of Shopko Stores, Inc. On December 28, 2005 (“the Acquisition Date”), the Company acquired all the issued and outstanding shares of Shopko Stores, Inc. (“the Acquisition”). The Company is a wholly-owned subsidiary of SKO Group Holding, LLC (the “Parent”) which is owned by an affiliate of Sun Capital and other coinvestors.

For the periods presented, the Company had a wholly-owned operating subsidiary, Shopko Holding Company, Inc. (“Shopko”), which is a retailer engaged in selling general merchandise and providing retail health services. Shopko stores are operated in Midwest, Western and Pacific Northwest states.

The Company also has a wholly-owned real estate subsidiary that owns certain real properties which are leased to Shopko or held for sale as of January 29, 2011, as well as a wholly-owned commercial pharmacy subsidiary that operates two closed shop pharmacies serving institutions and homes with more than 3,000 beds.

Basis of Presentation—The Company operates on a 52/53-week fiscal year basis. The 2010 fiscal year was a 52 week period and ended on January 29, 2011 (“Fiscal 2010”). The 2009 fiscal year was a 52 week period and ended on January 30,2010 (“Fiscal 2009”). The 2008 fiscal year was a 52 week period and ended on January 31, 2009 (“Fiscal 2008”).

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and in banks as well as all highly liquid investments with an original maturity at date of purchase of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle between two to five business days, of $7.3 million at January 29, 2011 and $6.7 million at January 30, 2010. The Company’s cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts which were $9.0 million as of January 29, 2011 and $9.7 million as of January 30, 2010, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

Receivables—Receivables consist primarily of amounts collectible from third party insurance carriers, retail store customers for optical and pharmacy purchases, commercial pharmacy customers, governmental agencies such as Medicare and Medicaid, and merchandise vendors for promotional and advertising allowances (“Vendor Allowances”). Substantially all amounts are expected to be collected within one year. The Company assesses past due accounts based on contractual terms. The Company provides an allowance for doubtful accounts based on historical experience and on a specific identification basis.

Vendor Allowances—The Company accounts for vendor consideration in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 605, Revenue

Recognition. The Company records vendor allowances and discounts in the Consolidated Statements of Operations when the purpose for which those monies were designated is fulfilled. Rebates and allowances received as a result of attaining defined purchase levels are billed or accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a regular basis and adjusted to reflect changes in anticipated product sales and expected purchase levels. Allowances provided by vendors generally relate to inventory recently purchased and, accordingly, are reflected as reductions of cost of sales as merchandise is sold. Vendor allowances received for advertising or fixturing programs reduce the Company’s expense or cost for the related advertising or fixturing program. The Company establishes a receivable for vendor allowances that are earned but not yet received. The majority of all year-end receivables associated with these activities are collected within the following fiscal quarter. The Company also maintains a valuation reserve in other accrued liabilities based on historical levels of vendor allowances that are paid back or not collected.

Merchandise Inventories—Merchandise inventories are stated at the lower of cost or market. Cost, which includes certain distribution and transportation costs, is determined through use of the last-in, first-out (LIFO) method for substantially all inventories. LIFO inventory reserve charges were $1.2 million, $3.0 million, and $0.5 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. The Company reduces inventory for estimated losses related to shrink and markdowns. The shrink estimate is based on historical losses determined by ongoing physical inventory counts.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which are 15 to 40 years for buildings, 20 years for land improvements, and 5 to 10 years for fixtures and equipment. Leasehold improvements are depreciated over the period of the lease or the estimated useful life of the asset, whichever is shorter. Property under capital leases is amortized over the related lease term.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over fair value of net assets acquired. Intangible assets include customer relationships in the pharmacy business which are either acquired from third parties or a related party, or were recognized in connection with a business combination. These customer relationships are amortized on a straight-line basis over an estimated useful life of 10 years. Goodwill is not amortized and will be reviewed for impairment at least annually or more frequently when events occur that require additional review in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other. No impairment testing was performed during Fiscal 2010 given the timing of the acquisition from which Goodwill was derived (see Note 15). As of January 29, 2011, there was $0.9 million of indefinite lived intangible assets. There were no such assets as of January 30, 2010.

Impairment of Long-Lived Assets—In accordance with FASB ASC Topic 360, Property, Plant and Equipment, the Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining carrying value of an asset may not be recoverable. The determination of possible impairment is based on assessment of the Company’s ability to recover the carrying value of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be measured by comparing the carrying amount of the asset to its fair value. During Fiscal 2010 and Fiscal 2009, the Company determined that there were indicators of impairment at certain stores, completed tests for impairment, and recorded impairment of store assets. See Note 13 for further discussion regarding impairment of assets.

Closed Store Reserves—Pursuant to the provisions of FASB ASC Topic 420, Exit or Disposal Cost Obligations, the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure. For closed locations that are under long-term leases, the Company records a liability for the difference between the future lease payments and related costs from the date of closure through the end of the remaining lease term, net of expected sublease rental income. During Fiscal 2010 and Fiscal 2009, the Company recorded adjustments of estimates associated with previously closed stores. Also during Fiscal 2009, the Company recorded charges related to one store closure. See Note 13 for further discussion.

Debt Issuance Costs—Costs related to the issuance of debt are capitalized and amortized to interest expense using the straight line method over the lives of the related debt, which approximates the effective interest method. Upon amendment of lines of credit, unamortized deferred financing fees are evaluated in accordance with FASB ASC Topic 470, Debt. The Company adjusts the amount of unamortized debt issuance costs as necessary based on the results of this evaluation.

Revenue Recognition—Revenues from the sale of products is recognized at the time both title and the risk of ownership are transferred to the customer, which generally occurs upon delivery to the customer for internet sales and at the point of sale for retail transactions. Revenue is recognized net of expected returns, which are estimated based on historical experience. The Company classifies the reserve for expected returns in other current liabilities. Revenues from services are recognized when the services are rendered. Revenues from licensed departments are recorded at the net amounts to be received from licensees at the time customers take possession of the merchandise. For third party prescription sales, revenue is recognized at the time the prescription is filled, which is at or approximates the time at which the customer picks up the prescription. For commercial pharmacy sales, revenue is recognized at the time the prescription is filled, which is at or approximates the time the prescription is delivered to the customer. Revenue from gift card sales is recognized when the gift card is redeemed.

Fees for shipping and handling charged to customers in connection with internet sale transactions are included in sales. Costs related to shipping and handling are included in cost of sales. Taxes collected from customers are accounted for on a net basis and are excluded from sales.

Co-Branded Credit Card—During the third quarter of Fiscal 2007, the Company introduced a cobranded credit card program with a third-party bank (“the Bank”) and Visa U.S.A. Inc. The Bank is the sole owner of the accounts issued under the program and absorbs all losses associated with nonpayment by the cardholder and any fraudulent usage of the accounts by third parties. The Bank pays fees to the Company based on the number of credit card accounts opened/renewed and card usage. Certain marketing expenses of the Company are also reimbursed by the Bank. The initial upfront marketing fee is deferred and recognized into revenue over the estimated customer relationship period. Cardholder incentives are funded from the fees paid by the Bank to the Company. The Company is responsible for redeeming cardholder incentives offered for credit card usage, including the issuance of any gift certificates. Reward certificates are recognized as a liability when issued and recognized as retail revenue at the time the certificate is redeemed.

Vendor Concentration—The Company purchases merchandise inventories from several hundred vendors worldwide. The Company had a major vendor that accounted for approximately 32%, 33%, and 33% of cost of sales in Fiscal 2010, Fiscal 2009, and Fiscal 2008 respectively. At January 29, 2011, the amount payable to this vendor was approximately $48.6 million.

Advertising—The Company expenses advertising costs, net of vendor allowances, in the period incurred. Advertising expense was $29.7 million, $30.9 million, and $32.5 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively.

Insurance / Self-Insurance—The Company retains a portion of the risk related to certain general liability, workers’ compensation, property loss and employee medical and dental claims. Liabilities associated with these losses include estimates of both claims filed and losses incurred but not yet reported. The Company estimates an ultimate cost based on an analysis of historical data. Workers’ compensation and general liabilities are recorded at an estimate of their net present value; other liabilities are not discounted. The Company maintains stop-loss coverage to limit the exposure related to certain risks.

Pre-opening Costs—The Company expenses pre-opening costs of retail stores as incurred.

Income Taxes—The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes, which requires that deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, using enacted tax rates. FASB ASC Topic 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company’s financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities, based solely on the technical merits of the position. When facts and circumstances change, the Company reassesses its uncertain tax positions and records any necessary adjustments in the financial statements as appropriate.

The Company recognizes interest and penalty expense related to uncertain tax positions in the provision for income tax expense. Accruals for income tax exposures, including penalties and interest, expected to be settled within the next year are included in accrued expenses and other current liabilities with the remainder included in other long-term obligations in the Consolidated Balance Sheets.

Stock-based Employee Compensation Plans—The Company adopted FASB ASC Topic 718, Compensation—Stock Compensation, which requires that the cost resulting from all share-based payment transactions be recognized as compensation cost over the vesting period based on the fair value of the instrument on the date of grant.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued liabilities and short-term debt approximate their fair value as they are generally short term in nature. The fair value of the Company’s long-term debt is estimated using quoted market values or discounted cash flow analysis based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. As of January 29, 2011 and January 30, 2010, the carrying amount of the Company’s long-term debt approximated fair value as the interest rate is variable and similar to market rates.

It was not practicable to estimate the fair value of the related party note receivable from Pamida (see Note 3), an untraded company; that receivable is carried at its original principal amount of $20 million plus accrued interest in the Consolidated Balance Sheets. The receivable is secured by a subordinated lien on substantially all of Pamida’s assets. The note was reviewed for impairment as of January 29, 2011 and the Company determined that no valuation reserve was necessary.

Recently Adopted Accounting Standards—In June 2009, the FASB issued ASC Topic 105, Generally Accepted Accounting Principles. ASC Topic 105 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents have been superseded. This statement is not intended to change existing GAAP and as such did not have an impact on the consolidated financial statements of the Company. The Company has updated its references to reflect the Codification.

In May 2009, the FASB issued guidance that is now included in ASC Topic 855, Subsequent Events, and in February 2010, issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. For nonSEC filers, it requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to he issued. ASC Topic 855 and ASU No. 2010-09 are currently effective and the required disclosures regarding the evaluation of subsequent events are included in Note 16.

In June 2009, the FASB issued guidance that is now included in ASC Topic 860, Transfers and Servicing. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This guidance is effective as of the beginning of fiscal years that begin after November 15, 2009, and its adoption on January 31, 2010 did not have a significant impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, an update to ASC Topic 350, Intangibles—Goodwill and Other. ASU No. 2010-28 modifies Step 1 of the evaluation of goodwill impairment for reporting units with zero or negative carrying amounts. This guidance is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company will adopt this guidance during Fiscal 2011, and it is not expected to have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued guidance that is now included in ASC Topic 805, Business Combinations, and in December 2010, issued ASU No. 2010-29, Business Combinations. This guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. ASU No. 2010-29 instructs entities recently involved in a merger or acquisition to disclose revenue and earnings of the combined entity in the same fashion a’ would be customary if the business combination had occurred as of the beginning of the prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company adopted ASC Topic 805 for all acquisitions completed on or after February 1, 2009. ASU No. 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, and therefore the Company will adopt the guidance for all acquisitions completed on or after January 30, 2011.

2.	INCOME TAXES

The provision (benefit) for income taxes related to continuing operations includes the following:

(In thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Current:
Federal	$(20,534)	$11,161	$(8,482)
State	(3,455)	(176)	(502)
Deferred	14,920	(1,437)	20,341

Total provision	$(9,069)	$9,548	$11,357

The effective income tax rate varies from the statutory federal income tax rate for the following reasons:

(In thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes-net of federal tax benefits	(1.3)%	2.2%	2.9%
Adjustment to uncertain tax positions	(54.8)%	(0.2)%	1.7%
Other	(1.7)%	(2.2)%	1.5%

Effective income tax rate	(22.8)%	34.8%	41.1%

Components of the Company’s net deferred tax asset (liability) are as follows:

(In thousands)	January 29, 2011	January 30, 2010
Deferred tax assets:
Reserves and allowances	$9,185	$10,330
Restructuring and impairment reserves	5,080	6,499
Capital leases	20,761	21,953
Compensation and benefits	4,391	7,539
Intangibles and other	3,089	6,525
Valuation allowance	(498)	(498)

Total deferred tax assets	42,008	52,348

Deferred tax liabilities:
Inventory valuation	(29,602)	(28,935)
Property and equipment	(6,518)	(2,765)
Other	(543)	(412)

Total deferred tax liabilities	(36,663)	(32,112)

Net deferred tax asset	$5,345	$20,236

Long-term deferred tax asset	$29,164	$38,004

At January 29, 2011, state net operating loss carryforwards were $1.1 million and will expire in varying amounts between 2013 and 2028 if not utilized. Similarly, state tax credit carryforwards are $1.6 million and will expire in varying amounts between 2013 and 2026 if not utilized.

Under FASB ASC Topic 740, Income Taxes, management is obligated to evaluate the likelihood of realizing deferred tax assets. A valuation allowance is required if, based upon available evidence, it is more likely than not that all or some portion of the assets will not be realized. Based upon its analysis, a $0.5 million valuation allowance, excluding Federal benefit, was recorded for deferred tax assets related to certain state tax credit carryforwards as of January 29, 2011. Management believes the remaining recorded amount of deferred tax assets as of January 29, 2011 will more likely than not be realized, and that a valuation allowance is not required based upon its evaluation of available evidence that includes a history of operating profitability, reversing taxable temporary differences and expectations of future earnings.

The Company had total unrecognized tax benefits of $3.0 million as of January 29, 2011, $29.2 million as of January 30, 2010, and $27.5 million as of January 31, 2009 included in other long-term obligations. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2.0 million as of January 29, 2011, net of related deferred tax effect. The Company believes it is reasonably possible that unrecognized tax benefits will decrease by $3.0 million within the next twelve months, of which only $2.0 million would affect the effective tax rate.

The following table provides a reconciliation of the Company’s unrecognized tax benefits.

(In thousands)	January 29, 2011	January 30, 2010	January 31, 2009
Balance at beginning of year	$29,225	$27,452	$28,145
Additions based on tax positions taken during the current year	—	4,483	—
Additions based on tax positions taken during prior year	149	—	—
Reduction for tax position taken in prior year	(4,483)	—	—
Statute expiration	(21,880)	(2,710)	(693)

Balance at end of year	$3,011	$29,225	$27,452

Related to the unrecognized tax benefits noted above, the Company recognized interest expense (benefit) of ($5.1) million, $1.0 million, and $1.8 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. In total, the Company has recognized a liability for interest of $1.6 million as of January 29, 2011, $6.7 million as of January 30, 2010, and $5.7 million as of January 31, 2009. The amounts are included in other long-term obligations. The Company has not recorded any accruals for penalties on the uncertain tax positions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In general, filed tax returns remain subject to examination by the Federal tax jurisdiction for Fiscal 2009 and thereafter and by state jurisdictions for Fiscal 2000 and thereafter. The Company’s U.S. Federal income tax returns have been examined by the Internal Revenue Service through Fiscal 2008.

3.	RELATED PARTY TRANSACTIONS

Management Agreement—The Company and an affiliate of Sun Capital (“the Manager”) are parties to a long-term management services agreement (the “Management Agreement”), whereby the Manager provides the Company with financial and management consulting services. On July 19, 2010, the Company and Manager amended and restated the Management Agreement, effective January 1, 2010. The amended and restated Management Agreement limits the reimbursement of out-of-pocket expenses and extends the term of the agreement to December 31, 2019. For the services to be rendered by the Manager, the Company pays the Manager an annual fee of $3.0 million, plus reimbursement of out-ofpocket expenses not to exceed $1.0 million during any 12 month period. Payment of the annual fee may be limited by certain covenants in the Company’s Revolving Credit Facility (see Note 7). The covenant restrictions provide for the quarterly payment of $375,000 (not to exceed $1.5 million annually) as long as certain availability thresholds are met, plus out-of-pocket expenses. The remaining $1.5 million is accrued and payable only if certain cash flows are attained. Management fee expenses incurred in connection with the Management Agreement and included in selling, general and administrative expenses were $3.0 million for each of the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009. On April 16, 2010, the Company paid $1.5 million in accrued management fees related to Fiscal 2009 as it met the cash flow thresholds test. On January 29, 2010 and April 24, 2009, the Company paid $1.4 million and $0.1 million, respectively, in management fees included in other accrued liabilities related to Fiscal 2008.

In addition, the Management Agreement also provides that, upon the occurrence of certain events (including and without limitation refinancings, restructurings, equity or debt offerings, acquisitions, mergers and divestitures), the Company shall pay to the Manager a fee for its consulting services equal to 1% of the aggregate consideration paid to or by the Company in connection with such event unless prohibited by the Company’s Revolving Credit Facility. During Fiscal 2010, the Company expensed and paid to the Manager aggregate fees of $380,000, in accordance with the terms of the Master Agreement. No such accruals or payments were made in Fiscal 2009 or Fiscal 2008. Sun Capital, Manchester Securities Corp., and KLA-Shopko, LLC or their respective affiliates own 70%, 20%, and 10%, respectively, of the Parent.

Pamida Holding Company, Inc. (“Pamida”) Tax Sharing Agreement—On January 31, 2007, the Company entered into a tax sharing agreement with Pamida, a former subsidiary of the Company that became a separate company under a common Parent on February 3, 2007. The tax sharing agreement documented that the Company and Pamida agreed upon an equitable method for determining the share of consolidated federal tax burdens and benefits attributable to each company for the taxable year 2006, and any adjustments to prior years’ consolidated federal income tax returns commencing with the taxable year beginning on February 2, 2003. Pamida agreed to pay an amount equal to its tax liability calculated as if it had been filing on a standalone basis. The Company agreed to pay Pamida an amount equal to the difference between the amount of the liability actually paid and its tax liability calculated as if it had been filing on a standalone basis. For the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, Pamida paid the Company $0.0 million, $0.1 million, and $0.0 million, respectively, pursuant to this agreement. As of January 29, 2011 and January 30, 20l0, there was no amount unpaid under the Tax Sharing Agreement.

Pamida Stores Operating Co., LLC (“Pamida Operating”) Master Transition Services Agreement and Distribution Services Agreement—On April 1, 2006, the Company’s subsidiary, Shopko Stores Operating Co., LLC, (“Shopko Operating”) entered into a two year Master Transition Services Agreement (the “TSA”) with Pamida Operating, a subsidiary of Pamida. The TSA was entered into in conjunction with a corporate organizational change, and covers the provision of certain services, benefit programs and products during a transition period while Pamida Operating assembled or acquired internal resources, staff and systems to provide internally such services and functions for its own benefit. The scope and nature of the services included information systems, human resource services, including payroll and benefits, pharmacy third party administration services and insurance services, distribution services and other services. The Transition Services Agreement terminated on May 31, 2008. Transition service fees received under the TSA agreement and included as a reduction to selling, general and administrative expenses are $0.0 million, $0.0 million, and $0.5 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. Effective February 4, 2007, Shopko Operating and Pamida Operating entered into a separate Distribution Services Agreement (the “DSA”) that covers all warehousing and distribution services previously covered under the TSA. Shopko Operating receives a fee from Pamida Operating for these services. Distribution service fees received from Pamida Operating and included as a reduction to cost of sales were $6.3 million, $6.1 million, and $6.9 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively.

Subordinated Promissory Note—On January 22, 2009, Shopko Operating made a loan of $20.0 million to Pamida and Pamida signed a Subordinated Promissory Note (the “Shopko Note”) payable to Shopko Operating. On January 28, 2010, Pamida and Shopko Operating amended and restated the Shopko Note. The effect of the amendment and restatement was to change the due date of the unpaid principal and any accrued and unpaid interest to January 28, 2015. Interest accrues on the unpaid principal amount of the Shopko Note at a rate per annum equal to 15% in the aggregate. The Shopko Note provides for monthly interest payments by Pamida to Shopko Operating at the rate of 3.25% per annum payable monthly (not to exceed $650,000 annually) with the remaining 11.75% interest accruing and compounding by adding the amount of the accrued and unpaid interest to the principal amount of the Shopko Note. Interest income related to the Shopko Note recognized by the Company was $3.6 million, $3.2 million, and $0.1 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. This is reflected as a reduction in interest expense, net. Included in other long-term assets is $20.0 million for the principal amount of the Shopko Note as well as $5.5 million and $2.6 million of accrued and unpaid interest as of January 29, 2011 and January 30, 2010, respectively.

Asset Transfer—On July 26, 2010, the Company acquired two locations from Pamida. The purchase price of $0.7 million was based on estimated fair market value and included the acquisition of prescription files, prescription drug inventory, land outlot parcels, and other tangible assets. The acquisition was financed utilizing a combination of available cash on hand and through borrowings under the Company’s Revolving Credit Facility.

The acquisition of these two locations was accounted for as a related party asset transfer between entities under common control in accordance with ASC Topic 805, Business Combinations. The amount paid by the Company to Pamida in excess of Pamida’s carrying value net of deferred tax benefit was accounted for as a reduction in the Company’s shareholders’ equity.

Operating results of the businesses acquired have been included in the Consolidated Statements of Operations from the acquisition date forward. Proforma results of the Company, assuming the acquisition had occurred at the beginning of the periods presented, would not be materially different from the results reported.

On January 13, 2011, the Company entered into an Asset Purchase Agreement with Pamida to acquire five additional locations. The transaction is expected to close during the 13 weeks ending July 30, 2011. The transaction will include the acquisition of prescription files, customer contracts, fixed assets and other tangible personal property as well as assignment of the lease for each location. The agreement provides the

Company the option to acquire certain inventory at a value to be agreed upon separately by the Company and Pamida. In accordance with the agreement, the Company paid Pamida a refundable earnest deposit of $3.2 million on January 13, 2011, which represents a substantial portion of the purchase price and is included in other current assets on the Consolidated Balance Sheets. The acquisition of these five locations will be accounted for as a related party asset transfer between entities under common control in accordance with ASC Topic 805, Business Combinations.

4.	DIVIDENDS PAID

During Fiscal 2010, the Company paid dividends in the amount of $30.0 million to shareholders of record. The dividends were financed with additional borrowings under the Company’s Revolving Credit Facility (see Note 7). There were no dividends paid in Fiscal 2009 or Fiscal 2008.

5.	PROPERTY AND EQUIPMENT

Property and equipment as of January 29, 2011 and January 30, 2010 includes:

(In thousands)	January 29, 2011	January 30, 2010
Property and equipment – at cost:
Land	$454	$454
Buildings	243	243
Equipment	80,028	67,682
Leasehold improvements	36,821	30,352
Property under construction	1,803	2,642
Property under capital leases	6,495	6,680

Total property and equipment	125,844	108,053

Less accumulated depreciation and amortization	(48,691)	(33,569)

Property and equipment – net	$77,153	$74,484

Depreciation expense was $14.9 million, $15.3 million, and $10.7 million for the 52 weeks ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively.

6.	INTANGIBLE ASSETS

Intangible assets as of January 29, 2011 and January 30, 2010 are as follows:

(In thousands)	January 29, 2011	January 30, 2010
Customer relationships	$14,953	$10,274
Less accumulated amortization	(2,674)	(1,408)

Intangible assets – net	$12,279	$8,866

Amortization expense was $1.3 million, $0.9 million, and $0.4 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. Annual amortization of intangible assets for each of the next five years is $1.5 million per year.

7.	DEBT

The components of the Company’s debt as of January 29, 2011 and January 30, 2010 are as follows:

(In thousands)	January 29, 2011	January 30, 2010
Revolving Credit Facility	$155,721	$136,067
Senior unsecured notes, 9.25% due March 15, 2022	5,677	5,674
Mortgages and other obligations	13,276	13,745
Capital lease obligations	34,095	40,024

	208,769	195,510

Less – current portion of long-term debt and capital lease obligations	(4,226)	(3,967)

Long-term debt and capital lease obligations	$204,543	$191,543

Revolving Credit Facility—The Company has a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility consists of two components, Revolver A and Revolver B, both of which are subject to borrowing base calculations based primarily on a percentage of inventory, accounts receivable, and customer relationship files. Revolver B loans are deemed to be the first loans made and the last loans repaid. Interest for both Revolver A and B is payable monthly. The Revolving Credit Facility is essentially secured by all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of management fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of January 29, 2011.

In Fiscal 2008, the Company amended its Revolving Credit Facility to modify the definition of excess cash flow, modify the financial performance covenants, increase the Revolver B tranche by $5.0 million and provide for the $20.0 million related-party subordinated loan to Pamida. As a result of this amendment, the Company paid fees of approximately $2.2 million, which are being amortized over the remaining term of the facility, in accordance with FASB ASC Topic 470, Debt.

In Fiscal 2009, the Company amended and restated its Revolving Credit Facility for the primary purpose of extending the term for four additional years, through January 28, 2014. The credit facility size did not change and remained at $447.5 million. Certain other terms and conditions of the Revolving Credit Facility were amended, including the interest rate spreads on Revolver A LIBOR and Revolver A Base rate loans, which were increased by 100 and 125 basis points, respectively. The minimum Revolver B interest rate increased by 87.5 basis points. As a result of this amendment, the Company capitalized additional fees of approximately $10.2 million, which were added to unamortized capitalized fees of $2.9 million and are being amortized over the remaining term of the facility, in accordance with FASB ASC Topic 470, Debt.

In Fiscal 2010, the Company amended and restated its Revolving Credit Facility for the primary purpose of securing the lender’s consent to the payment of cash dividends not to exceed $30.0 million during Fiscal 2010, consent to the payment of one-time management fees not to exceed $380,000, and to reduce interest rates. Certain other terms and conditions of the Revolving Credit Facility were amended, including the interest rate spreads on Revolver A LIBOR and Revolver A base rate loans, which were both decreased by 150 basis points. The minimum Revolver B interest rate decreased by 87.5 basis points. The decrease in rates will result in approximately a $3.1 million reduction in annual interest expense based on the current level of borrowings. As a result of the amendments, the Company capitalized additional fees of approximately $0.9 million, which were added to unamortized capitalized fees of $10.9 million and are being amortized over the remaining term of the facility, in accordance with FASB ASC Topic 470, Debt. An immaterial portion of the $0.9 million in fees were accrued and unpaid as of January 29, 2011. As of January 29, 2011, the credit facility size remains at $447.5 million.

Revolver A has maximum available borrowings and letters of credit up to $400.0 million. The total outstanding letters of credit is limited to $145.5 million. Borrowings bear interest at a variable rate based on a certain formula (4.2% and 4.7% at January 29, 2011 and January 30, 2010, respectively). At January 29, 2011 and January 30, 2010, there were borrowings of $121.4 million and $102.0 million under Revolver A, respectively, with $162.2 million and $180.4 million of additional borrowings available, respectively.

Revolver B has maximum available borrowings up to $47.5 million. Borrowings bear interest at a variable rate based on a certain formula (13.0% and 13.9% at January 29, 2011 and January 30, 2010, respectively). At January 29, 2011 and January 30, 2010 there were borrowings of $34.4 million and $34.1 million, respectively, under Revolver B with no additional borrowings available.

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of January 29, 2011 and January 30, 2010, the Company had outstanding stand-by letters of credit of $21.1 million and $26.0 million, respectively, and outstanding documentary letters of credit of $1.4 million and $2.4 million, respectively.

Mortgage and Other Obligations—In connection with a sale-leaseback transaction in Fiscal 2006, the Company recognized $21.9 million of the proceeds received as financing obligations pursuant to the requirements of FASB ASC Topic 840, Leases, due to the Company’s continuing involvement with four properties. The Company’s continuing involvement with one of these properties ended in Fiscal 2007, at which time the Company recognized the sale of the property and the related reduction in debt. A total of $4.3 million of the gain on this transaction was deferred and is being recognized over the remaining life of the lease. Included in other accrued liabilities and other long-term obligations as of January 29, 2011 and January 30, 2010 is $3.5 million and $3.8 million, respectively, of deferred gain. The nature of the Company’s continuing involvement with the remaining properties could change in the future at which time the transfer will be accounted for as a sale with the related reduction in long term debt.

Approximate annual maturities of the Company’s long-term debt (excluding capital lease obligations) for the five fiscal years subsequent to January 29, 2011, are as follows:

(In thousands)
Fiscal Year	Amount
2011	$502
2012	536
2013	156,298
2014	618
2015	663
2016 and thereafter	16,057

Total maturities	$174,674

8.	LEASE OBLIGATIONS

The Company leases certain stores, office facilities, warehouses, computers and equipment. Operating and capital lease obligations are based upon contractual minimum rents and, for certain stores, amounts in excess of these minimum rents are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified sales levels is probable. Certain leases include renewal or purchase options.

Minimum future obligations under capital and operating leases in effect at January 29, 2011 are as follows:

(In thousands) Fiscal Year	Capital Lease Obligations	Operating Lease Obligations

2011	$7,623	$86,019
2012	6,647	86,851
2013	6,666	86,268
2014	6,504	88,026
2015	5,550	87,990
Later	23,780	997,478

Total minimum future obligations	56,770	$1,432,632

Less amount representing interest	(22,675)

Present value of minimum future obligations	34,095

Obligations due within one year	(3,724)

Long-term obligations	$30,371

Total rental expense, net of sublease income, related to all operating leases, except the leases related to closed store locations as discussed in Notes 1 and 13, was $79.5 million, $78.8 million, and $76.5 million for the 52 weeks ended January 29,2011, January 30, 2010, and January 31, 2009, respectively.

A significant number of Shopko properties are leased pursuant to a master lease with a third party real estate investment trust (“the REIT”). On March 19, 2009, Shopko Operating executed an amendment to the master lease agreement with the REIT. The amendment modified the initial adjustment date schedule for the base rent. Shopko Operating also executed a lease supplement on the same date with the REIT. The supplement allowed for the deferral of certain lease payments. The total deferred obligation of $2.6 million was paid by the Company in Fiscal 2010. As of January 30, 2010, $1.6 million was presented on the Consolidated Balance Sheets in other long-term obligations related to this deferral. Both the amendment and supplement were accounted for in accordance with the provisions of FASB ASC Topic 840, Leases.

Certain operating leases require payments to be made on an escalating basis. The accompanying Consolidated Statements of Operations reflect rent expense on a straight-line basis over the term of those leases. However, the lease arrangements with the REIT and certain other lease agreements provide for an escalation provision every three years at the lesser of 6% or 1.25 times the consumer price index. Because of the contingent nature of the escalation provision contained in these lease agreements, the associated rent expense is not reflected in the Consolidated Statements of Operations on a straight-line basis over the term of the lease. A 6% escalation has been included in the schedule of minimum future obligations above, in accordance with the terms of the lease agreements. Certain leases require the Company to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises.

9.	INTEREST EXPENSE

Net Interest Expense on the Consolidated Statements of Operations is composed of the following:

	January 29, 2011	January 30, 2010	January 31, 2009
Interest expense	$23,038	$21,682	$19,179
Interest income	(4,141)	(3,280)	(83)

Interest expense, net	$18,897	$18,402	$19,096

10.	BENEFIT PLANS

Stock-based Compensation Plans—The Company’s subsidiary, Shopko, maintains a stock option plan which provides for the granting of non-qualified stock options to various officers, directors and affiliates of Shopko. The options granted under the plan have a term of ten years and generally vest over five years. A summary of information related to the subsidiary stock options granted as of January 29, 2011 is as follows:

Shares Outstanding	Reserved for Option Grant	Stock Options Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Fair Value At Grant
10,001,000	749,000	690,927	$5.15-$26.71	$16.17	$4.83

Stock-based compensation expense of $0.5 million, $0.4 million, and $0.5 million was recognized under FASB ASC Topic 718, Compensation—Stock Compensation for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively. As of January 29, 2011, there was $1.0 million of total unrecognized compensation cost related to non-vested, share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years. The Company has used an estimated forfeiture rate of 25%. The fair value of the options granted was estimated using the BlackScholes option pricing model based on the estimated market value of the respective subsidiaries at the grant date and the weighted average assumptions specific to the underlying options, as follows:

	All options granted prior to February 2, 2008	Options granted February 2008	Options granted May 2008	Options granted May 2009	Options granted December 2009	Options granted November 2010
Risk-free interest rate	5.0%	3.21%	3.46%	2.81%	3.07%	2.02%
Expected volatility	22.05%	23.36%	23.36%	24.46%	24.46%	24.44%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected option life (years)	6.5	6.5	6.5	6.5	6.5	6.5
Weighted Average Fair Value	$3.01	$7.95	$7.71	$6.65	$3.66	$7.13

The following table summarizes the Company’s stock option activity for Fiscal 2010, Fiscal 2009 and Fiscal 2008:

	2010		2009		2008
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	697,621	$15.78	711,894	$15.72	454,394	$10.80
Granted	40,000	24.12	232,500	11.95	272,500	23.63
Forfeited/expired	46,694	17.05	246,773	12.01	13,000	11.25
Exercised	—	—	—	—	2,000	5.15

Balance at end of year	690,927	$16.17	697,621	$15.78	711,894	$15.72

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution plan. The plan provides for an employer matching contribution equal to 100% of the first three percent and 50% of the next two percent of compensation contributed by participating employees. Employer matching contributions were $5.8 million, $5.5 million, and $5.7 million for the 52 weeks ended January 29, 2011 January 30, 2010, and January 31, 2009, respectively.

Other Benefits—The Company also provides a Supplemental Retirement plan and a Postretirement Benefits plan to certain qualified employees. Both plans are unfunded and costs associated with these benefits are accrued during the employee’s service period. The benefit obligation related to the Supplemental Retirement plan was $5.2 million and $4.2 million as of January 29, 2011 and January 30, 2010, respectively. The benefit obligation related to the Postretirement Benefits plan was $0.1 million and $0.1 million as of

January 29, 2011 and January 30, 2010, respectively. The Postretirement Benefits plan has been terminated and no new participants may enroll as of January 1, 2011. Existing retirees covered in accordance with eligibility rules as of December 31, 2010 may continue coverage to age 65.

The balance sheet includes current liabilities related to these two plans of $0.3 million as of January 29, 2011 and January 30, 2010. Long-term liabilities related to these two plans were $5.0 million and $4.0 million as of January 29, 2011 and January 30, 2010, respectively. Net periodic benefit costs included in selling, general and administrative expense were ($0.1) million, ($0.1) million, and $0.0 million for the 52 weeks ended January 29, 2011, January 30, 2010, and January 31, 2009, respectively.

The expected amount of the unrecognized net gains included in accumulated other comprehensive income to be amortized as a component of net periodic benefits cost during the 52 weeks ending January 28, 2012 is $0.1 million.

11.	RESTRUCTURING COSTS

During the 52 weeks ended January 29, 2011, the Company announced it had entered into a partnership with a leading global information technology services provider for information technology services beginning September 4, 2010. The decision to outsource these functions was based primarily on management’s objective to commence long-term business and system transformation to support the Company’s growth strategy. The transition occurred during the second and third quarters and resulted in the elimination of approximately 70 employee positions in the third quarter. During the 52 weeks ended January 30, 2010, the Company also implemented various management realignment actions.

During the 52 weeks ended January 29, 2011, the Company recorded a $1.6 million restructuring charge for employee termination benefits and other transition costs related to the information technology services outsourcing, and during the 52 weeks ended January 30, 2010, the Company recorded a $1.9 million charge related to management realignment actions, comprised of severance and benefit costs, implemented during the year. These charges were recorded as a component of selling, general and administrative expense in the Consolidated Statements of Operations for the respective years. During the 52 weeks ended January 29, 2011, $1.4 million was paid for employee termination benefits and other transition costs for information technology services outsourcing and $0.2 million was paid for management realignment actions. During the 52 weeks ended January 30, 2010, $1.6 million was paid for management realignment actions. As of January 29, 2011 and January 30, 2010, respectively, a liability balance of $0.1 million and $0.3 million related to these restructuring actions is included in other accrued liabilities in the Consolidated Balance Sheets.

12.	LITIGATION

During the 52 weeks ended January 29, 2011, the Company received a subpoena from the Office of Inspector General, United States Department of Health and Human Services (“OIG”) in connection with an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The subpoena requested retail pharmacy claims data for “dual eligible” customers (i.e., customers with both Medicaid and private insurance coverage), information concerning the Company’s retail pharmacy claims processing systems, copies of pharmacy payor contracts and other documents and records. The Company cooperated with these requests for information and has been informed that the government will not intervene at this time in a previously-filed qui tam action. The complaint, filed in April 2010 in the United States District Court for the Western District of Wisconsin, has been unsealed and was served during March 2011.

The Company believes the above described action to be without merit and intends to contest all allegations. The Company, however, cannot predict with certainty the timing or outcome of this litigation.

In the normal course of business, the Company or its subsidiaries have been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial statements of the Company.

13.	LEASE TERMINATION, IMPAIRMENT CHARGE AND CLOSED STORE RESERVE

During the 52 weeks ended January 30, 2010, the Company recorded charges totaling $1.2 million related to the closure of l store under a long term lease. The charges primarily consist of lease termination costs and impairment charges, which were recorded pursuant to FASB ASC Topic 420, Exit or Disposal Cost Obligations, and are included in selling, general, and administration expenses in the Consolidated Statements of Operations. There is no remaining liability as of January 30, 2010 in the Consolidated Balance Sheets associated with this store closure.

During the 52 weeks ended January 29, 2011, the Company recorded charges totaling $0.1 million to increase the estimated liability for 3 previously closed locations that are under long-term leases and were vacated prior to the 52 weeks ended January 31, 2009. During Fiscal 2010, the outstanding obligations related to 2 of these previously closed locations were satisfied and no liability remains as of January 29, 2011 related to those 2 locations. During the 52 weeks ended January 30, 2010, the Company recorded charges totaling $2.5 million to increase the estimated liability for 5 previously closed locations that are under long-term leases and were vacated prior to the 52 weeks ended February 2, 2008. In each case, the Company increased the liability to reflect its revised estimate of the future lease payments and related costs to be incurred through the end of the remaining lease term, net of expected sublease rental income. These charges are recorded in selling, general, and administration expenses in the Consolidated Statements of Operations, and were primarily driven by the deterioration of the commercial real estate market, which led to changes in assumptions about future sublease income. The Company evaluates these assumptions each quarter and adjusts the liability accordingly.

The following table reflects changes in the liability related to closed stores due to new closures, changes in assumptions and cash payments.

(In thousands)	January 29, 2011	January 30, 2010
Balance – beginning of period	$13,306	$13,083
Changes in assumptions about future sublease income, terminations, and changes in interest rates	131	2,500
Cash payments	(2,155)	(2,277)

Balance – end of period	$11,282	$13.306

During the 52 weeks ended January 29, 2011 and January 30, 2010, the Company recorded impairment charges of long-lived assets at 5 stores totaling $0.7 million and 4 stores totaling $0.8 million, respectively, which are included in selling, general, and administration expenses in the Consolidated Statements of Operations. These charges reflect the write-down of long-lived assets at stares as a result of the Company’s impairment test comparing the carrying amount of the asset to its fair value based on estimated future cash flows and market conditions that indicate the carrying value of the asset may not be recoverable.

14.	RELATED PARTY GUARANTEES

As of January 29, 2011, the Company is a guarantor or co-obligor of certain obligations of its fanner subsidiary, Pamida Operating. The guarantees or co-obligations consist of:

(In millions)	Total
Lease co-obligations	$7.3

The lease co-obligations relate to remaining lease obligations on a distribution facility in Lebanon, Indiana in which the Company remains secondarily liable if Pamida, the primary obligor, defaults.

15.	ACQUISITIONS

On December 1, 2010, the Company acquired two closed shop pharmacies providing commercial pharmacy services to institutions from Health One, Inc. and its subsidiaries. The purchase price of $5.5 million was based on estimated fair market value and included the acquisition of customer contracts, prescription files, prescription drug inventory, equipment, and other tangible assets, less liabilities assumed. The acquisition was financed utilizing a combination of available cash on hand and through borrowings under the Company’s Revolving Credit Facility.

The acquisition of these two locations was accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations. The purchase price allocation is not final.

The following table summarizes the preliminary allocation of purchase price based on the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition:

(In millions)	Purchase Price Allocation
Current assets	$1,818
Property and equipment	340
Intangible assets	2,850
Goodwill	926

Total assets acquired	5,934
Current liabilities	422

Total liabilities assumed	422

Net assets acquired	$5,512

Operating results of the businesses acquired have been included in the Consolidated Statements of Operations from the acquisition date forward. Proforma results of the Company, assuming the acquisition had occurred at the beginning of the periods presented, would not be materially different from the results reported.

16.	SUBSEQUENT EVENTS

The Company evaluated all events subsequent to the balance sheet date of January 29, 2011 through the date of issuance of these consolidated financial statements, April 8, 2011, and has determined there are no additional subsequent events that required disclosure in the consolidated financial statements under FASB ASC Topic 855, Subsequent Events.

17.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Unaudited quarterly financial information is as follows:

(In thousands)	May 1, 2010	July 31, 2010	October 30, 2010	January 29, 2011	January 29, 2011
Fiscal 2010	(13 weeks)	(13 weeks)	(13 weeks)	(13 weeks)	(52 weeks)

Net sales	$460,554	$442,371	$468,067	$574,140	$1,945,132
Gross margin (1)	139,018	136,050	141,520	172,150	588,738
Income from continuing operations	22,989	1,699	3,109	21,137	48,934

Net income	22,989	1,699	3,109	21,137	48,934

(In thousands)	May 2, 2009	August 1, 2009	October 31, 2009	January 30, 2010	January 30, 2010
Fiscal 2009	(13 weeks)	(13 weeks)	(13 weeks)	(13 weeks)	(52 weeks)

Net sales	$458,626	$459,950	$475,424	$573,549	$1,967,549
Gross margin (1)	135,932	140,353	136,328	165,765	578,378
Income (loss) from continuing operations	(448)	3,661	1,465	13,191	17,869

Net income (loss)	(448)	3,661	1,465	13,191	17,869

(1)	Gross margin is calculated as net sales less cost of sales.

* * * * * *

Spirit Finance Corporation

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC Registration Fee	$57,300
FINRA Filing Fee	50,500
NYSE Listing Fees	*
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

In connection with the debt conversion, based on the mid-point of the price range set forth on the front cover of the prospectus and assuming we issue              shares in this offering, an aggregate of              shares of our common stock will be issued to the TLC lenders upon the completion of this offering. All TLC lenders had a substantive, pre-existing relationship with us and all have been contractually bound prior to the filing of this registration statement with the SEC to receive such securities in the debt conversion. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) under the Securities Act and pursuant to Rule 506 of Regulation D of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking, which may be unsecured, by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it shall ultimately be determined that the standard of conduct has not been met.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, member, manager or trustee of any other foreign or domestic corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(A) Financial Statements: see Index to Financial Statements.

(B) Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

*1	.1	Form of Underwriting Agreement

*3	.1	Form of Articles of Amendment and Restatement of Spirit Finance Corporation, to be in effect upon the completion of this offering

*3	.2	Form of Amended and Restated Bylaws of Spirit Finance Corporation, to be in effect upon the completion of this offering

*4	.1	Form of Common Stock Certificate of Spirit Finance Corporation

#4	.2	Amended and Restated Master Indenture dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Spirit Master Funding III, LLC, each a Delaware limited liability company, collectively as issuers, and Citibank, N.A., as indenture trustee

#4	.3	Series 2005-1 Indenture Supplement dated as of July 26, 2005, between Spirit Master Funding, LLC and Citibank, N.A., as indenture trustee

#4	.4	Series 2006-1 Indenture Supplement dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Citibank, N.A., as indenture trustee

#4	.5

Series 2007-1 Indenture Supplement dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC, Spirit Master Funding III, LLC and Citibank, N.A., as indenture trustee

*5	.1	Opinion of Venable LLP

*8	.1	Opinion of Latham & Watkins LLP with respect to tax matters

*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Spirit Realty Finance, L.P., to be in effect upon the completion of this offering

#10	.2

Amended and Restated Property Management and Servicing Agreement dated as of March 17, 2006, among Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Spirit Master Funding III, LLC, each a Delaware limited liability company, collectively as issuers, Spirit Finance Corporation, a Maryland corporation, as property manager and special servicer, and Midland Loan Services, Inc., a Delaware corporation, as back-up manager

#10	.3

Loan Agreement, dated as of May 31, 2006, among Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC, each a Delaware limited liability company, together as borrower, and Bank of America, National Association, as successor by merger to LaSalle Bank National Association, as trustee for the registered holders of Citigroup Commercial Mortgage Trust 2006-C4 Commercial Mortgage Pass-Through Certificates, Series 2006-C4, Bank of America, National Association, as successor by merger to LaSalle Bank National Association, as trustee for the registered holders of Deutsche Mortgage & Asset Receiving Corporation Commercial Mortgage Pass-Through Certificates, Series CD 2006-CD3, and Wells Fargo Bank, N.A., as trustee for the registered holders of COBALT CMBS Commercial Mortgage Trust 2006-C1 Commercial Mortgage Pass-Through Certificates, Series 2006-C1(each as successor-in-interest to Barclays Capital Real Estate Inc., a Delaware corporation, and Citigroup Global Markets Realty Corp., a New York corporation), collectively as lender

#10	.4	Loan Agreement, dated as of April 27, 2007, between Wells Fargo Bank, N.A., as trustee for the registered holders of Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificate Series 2007-C33 (as successor-in-interest to Barclays Capital Real Estate Inc., a Delaware corporation), as lender, and Spirit SPE Portfolio 2007-2, LLC, a Delaware limited liability company, as borrower

*10	.5	Form of Second Amended and Restated Stockholder Rights Agreement among Spirit Finance Corporation and the persons named therein, to be in effect upon the completion of this offering

*10	.6	Registration Agreement, dated as of July 8, 2011, among Spirit Finance Corporation and the persons named therein

#10	.7	Form of Indemnification Agreement between Spirit Finance Corporation and each of its directors and executive officers

*10	.8	Employment Agreement between Spirit Finance Corporation and Thomas H. Nolan, Jr.

*10	.9	Consulting Services Agreement between Spirit Finance Corporation and Charles H. Cremens

*10.10		Employment Offer Letter between Spirit Finance Corporation and Gregg A. Seibert

*10	.11	Employment Agreement between Spirit Finance Corporation and Michael A. Bender

*10	.12	Employment Agreement between Spirit Finance Corporation and Peter M. Mavoides

*10	.13	Employment Agreement between Spirit Finance Corporation and Gregg A. Seibert

*10.14		Bonus Payment and Release Agreement Spirit Finance Corporation and Charles H. Cremens

*10.15		Change of Control Severance Plan for Certian Covered Participants of Spirit Finance Corporation

*10	.16	Incentive Award Plan

*10	.17	Form of Incentive Award Plan Restricted Stock Grant Notice and Restricted Stock Award Agreement

*10	.18	Form of New Credit Agreement (for the revolving credit facility to be in effect upon the completion of this offering)

*10	.19	Amended and Restated Credit Agreement, dated as of July 8, 2010, among Spirit Finance Corporation, Redford Holdco, LLC, the other guarantors party thereto, SPV Purchaser, Wilmington Trust Company (as administrative agent and as collateral agent) and the other lenders party thereto

*10	.20	Conversion Agreement, dated as of July 8, 2010, among Spirit Finance Corporation and the TLC Lenders

*10	.21	Settlement Agreement, dated as of December 1, 2010, among Spirit Finance Corporation and the other persons named therein

#10	.22

Master Lease dated as of May 31, 2006, by and between Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC, each a Delaware limited liability company, collectively as landlord, and ShopKo Stores Operating Co., LLC, a Delaware limited liability company, as tenant, as amended

#10	.23	Asset Purchase Agreement, dated as of June 30, 2011, between Spirit Finance Corporation and Spirit Finance Capital Management, LLC

#10	.24	Amendment No. 1 to Asset Purchase Agreement, dated as of August 22, 2011, between Spirit Finance Corporation and Spirit Finance Capital Management, LLC

*21	.1	List of Subsidiaries of Spirit Finance Corporation

23.1		Consent of Ernst & Young LLP

23.2		Consent of KPMG LLP

*23	.3	Consent of Venable LLP (contained in Exhibit 5.1)

*23	.4	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.5		Consent of Rosen Consulting Group

#24	.1	Power of Attorney (included on the Signature Page)

99.1		Rosen Consulting Group Market Study

*	To be filed by amendment.
#	Previously filed.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, Arizona, on this 15th day of March, 2012.

SPIRIT FINANCE CORPORATION

By:	/s/ THOMAS H. NOLAN, JR.
Thomas H. Nolan, Jr., Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS H. NOLAN, JR. Thomas H. Nolan, Jr.	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	March 15, 2012

/s/ MICHAEL A. BENDER Michael A. Bender	Chief Financial Officer, Senior Vice President, Assistant Secretary and Treasurer (principal financial and accounting officer)	March 15, 2012

* Kevin M. Charlton	Director	March 15, 2012

* Kui Leong Ng	Director	March 15, 2012

*By:	/s/ THOMAS H. NOLAN, JR.
Thomas H. Nolan, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit

*1	.1	Form of Underwriting Agreement

*3	.1	Form of Articles of Amendment and Restatement of Spirit Finance Corporation, to be in effect upon the completion of this offering

*3	.2	Form of Amended and Restated Bylaws of Spirit Finance Corporation, to be in effect upon the completion of this offering

*4	.1	Form of Common Stock Certificate of Spirit Finance Corporation

#4	.2	Amended and Restated Master Indenture dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Spirit Master Funding III, LLC, each a Delaware limited liability company, collectively as issuers, and Citibank, N.A., as indenture trustee

#4	.3	Series 2005-1 Indenture Supplement dated as of July 26, 2005, between Spirit Master Funding, LLC and Citibank, N.A., as indenture trustee

#4	.4	Series 2006-1 Indenture Supplement dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Citibank, N.A., as indenture trustee

#4	.5

Series 2007-1 Indenture Supplement dated as of March 17, 2006, between Spirit Master Funding, LLC, Spirit Master Funding II, LLC, Spirit Master Funding III, LLC and Citibank, N.A., as indenture trustee

*5	.1	Opinion of Venable LLP

*8	.1	Opinion of Latham & Watkins LLP with respect to tax matters

*10	.1	Form of Amended and Restated Agreement of Limited Partnership of Spirit Realty Finance, L.P., to be in effect upon the completion of this offering

#10	.2

Amended and Restated Property Management and Servicing Agreement dated as of March 17, 2006, among Spirit Master Funding, LLC, Spirit Master Funding II, LLC and Spirit Master Funding III, LLC, each a Delaware limited liability company, collectively as issuers, Spirit Finance Corporation, a Maryland corporation, as property manager and special servicer, and Midland Loan Services, Inc., a Delaware corporation, as back-up manager

#10	.3

Loan Agreement, dated as of May 31, 2006, among Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC, each a Delaware limited liability company, together as borrower, and Bank of America, National Association, as successor by merger to LaSalle Bank National Association, as trustee for the registered holders of Citigroup Commercial Mortgage Trust 2006-C4 Commercial Mortgage Pass-Through Certificates, Series 2006-C4, Bank of America, National Association, as successor by merger to LaSalle Bank National Association, as trustee for the registered holders of Deutsche Mortgage & Asset Receiving Corporation Commercial Mortgage Pass-Through Certificates, Series CD 2006-CD3, and Wells Fargo Bank, N.A., as trustee for the registered holders of COBALT CMBS Commercial Mortgage Trust 2006-C1 Commercial Mortgage Pass-Through Certificates, Series 2006-C1(each as successor-in-interest to Barclays Capital Real Estate Inc., a Delaware corporation, and Citigroup Global Markets Realty Corp., a New York corporation), collectively as lender

#10	.4

Loan Agreement, dated as of April 27, 2007, between Wells Fargo Bank, N.A., as trustee for the registered holders of Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificate Series 2007-C33 (as successor-in-interest to Barclays Capital Real Estate Inc., a Delaware corporation), as lender, and Spirit SPE Portfolio 2007-2, LLC, a Delaware limited liability company, as borrower

*10	.5	Form of Second Amended and Restated Stockholder Rights Agreement among Spirit Finance Corporation and the persons named therein, to be in effect upon the completion of this offering

*10	.6	Registration Agreement, dated as of July 8, 2011, among Spirit Finance Corporation and the persons named therein

#10	.7	Form of Indemnification Agreement between Spirit Finance Corporation and each of its directors and executive officers

*10	.8	Employment Agreement between Spirit Finance Corporation and Thomas H. Nolan, Jr.

*10	.9	Consulting Services Agreement between Spirit Finance Corporation and Charles Cremens

*10	.10	Employment Offer Letter between Spirit Finance Corporation and Gregg A. Seibert

*10	.11	Employment Agreement between Spirit Finance Corporation and Michael A. Bender

*10	.12	Employment Agreement between Spirit Finance Corporation and Peter M. Mavoides

*10	.13	Employment Agreement between Spirit Finance Corporation and Gregg A. Seibert

*10	.14	Bonus Payment and Release Agreement Spirit Finance Corporation and Charles H. Cremens

*10	.15	Change of Control Severance Plan for Certian Covered Participants of Spirit Finance Corporation

*10	.16	Incentive Award Plan

*10	.17	Form of Incentive Award Plan Restricted Stock Grant Notice and Restricted Stock Award Agreement

*10	.18	Form of New Credit Agreement (for the revolving credit facility to be in effect upon the completion of this offering)

*10	.19	Amended and Restated Credit Agreement, dated as of July 8, 2010, among Spirit Finance Corporation, Redford Holdco, LLC, the other guarantors party thereto, SPV Purchaser, Wilmington Trust Company (as administrative agent and as collateral agent) and the other lenders party thereto

*10	.20	Conversion Agreement, dated as of July 8, 2010, among Spirit Finance Corporation and the TLC Lenders

*10	.21	Settlement Agreement, dated as of December 1, 2010, among Spirit Finance Corporation and the other persons named therein

#10	.22

Master Lease dated as of May 31, 2006, by and between Spirit SPE Portfolio 2006-1, LLC and Spirit SPE Portfolio 2006-2, LLC, each a Delaware limited liability company, collectively as landlord, and ShopKo Stores Operating Co., LLC, a Delaware limited liability company, as tenant, as amended

#10	.23	Asset Purchase Agreement, dated as of June 30, 2011, between Spirit Finance Corporation and Spirit Finance Capital Management, LLC

#10	.24	Amendment No. 1 to Asset Purchase Agreement, dated as of August 22, 2011, between Spirit Finance Corporation and Spirit Finance Capital Management, LLC

*21	.1	List of Subsidiaries of Spirit Finance Corporation

23.1		Consent of Ernst & Young LLP

23.2		Consent of KPMG LLP

*23	.3	Consent of Venable LLP (contained in Exhibit 5.1)

*23	.4	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.5		Consent of Rosen Consulting Group

#24	.1	Power of Attorney (included on the Signature Page)

99.1		Rosen Consulting Group Market Study

*	To be filed by amendment.
#	Previously filed.